Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-232662

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On June 16, 2019, C&J Energy Services, Inc. (“C&J”), Keane Group, Inc. (“Keane”) and King Merger Sub Corp., a wholly owned subsidiary of Keane (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), pursuant to which they agreed to combine their respective businesses in a merger of equals. Pursuant to the merger agreement, Merger Sub will merge with and into C&J, with C&J as the surviving corporation and wholly owned subsidiary of Keane (the “merger”), and immediately thereafter, as part of the same transaction, C&J will merge with and into another wholly owned subsidiary of Keane, with such subsidiary continuing as the surviving entity. Following completion of the merger, the combined company (the “Combined Company”) will be renamed and will be headquartered at the current C&J offices in Houston, Texas. The Combined Company will be a premier pure-play provider of integrated well completion services in the U.S. and an industry-leading, diversified oilfield services provider.

Upon successful completion of the merger, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the effective time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of C&J and each issued and outstanding share of C&J common stock will be converted into the right to receive 1.6149 shares (the “exchange ratio”) of Keane common stock. The exchange ratio is fixed and will not be adjusted for changes in the market price of either Keane common stock or C&J common stock between the signing of the merger agreement and the effective time of the merger. Keane stockholders will continue to own their existing shares of Keane common stock. Based on the exchange ratio, the shares outstanding of C&J common stock (plus outstanding C&J restricted stock units, outstanding C&J performance share awards and outstanding C&J restricted stock awards) and the shares outstanding of Keane Common Stock (plus outstanding Keane restricted stock units, outstanding Keane performance-based restricted stock units and outstanding Keane restricted stock awards), it is estimated that C&J stockholders and Keane stockholders will each own approximately 50% of the issued and outstanding shares of the Combined Company immediately following the effective time of the merger. The board of directors of C&J (the “C&J board”) has declared, subject to the C&J board making a determination that surplus exists under Delaware law, a dividend of $1.00 per share of C&J common stock. If the C&J board determines that C&J has sufficient surplus to pay such dividend, such dividend will be paid prior to the effective time of the merger to the holders of record of C&J common stock as of the record date for such dividend. C&J common stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “CJ.” Keane common stock is traded on the NYSE under the symbol “FRAC.” The common stock of the Combined Company is expected to be listed on the NYSE under a new ticker symbol. We encourage you to obtain updated quotes for the common stock of both C&J and Keane.

C&J and Keane will each hold special meetings of their respective stockholders in connection with the proposed merger (respectively, the “C&J special meeting” and “Keane special meeting”).

At the C&J special meeting, C&J stockholders will be asked to consider and vote on proposals to (1) adopt the merger agreement (the “C&J merger proposal”), (2) approve, on a non-binding advisory basis, the compensation that may be paid or become payable to C&J’s named executive officers in connection with the merger and (3) approve the adjournment of the C&J special meeting to solicit additional proxies if there are not sufficient votes cast at the C&J special meeting to approve the C&J merger proposal. The C&J board unanimously recommends that C&J stockholders vote “FOR” each of the proposals to be considered at the C&J special meeting.

At the Keane special meeting, Keane stockholders will be asked to consider and vote on proposals to (1) approve the issuance of Keane common stock to current C&J stockholders pursuant to the merger agreement (the “Keane share issuance proposal”), (2) approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Keane’s named executive officers in connection with the merger and (3) approve the adjournment of the Keane special meeting to solicit additional proxies if there are not sufficient votes cast at the Keane special meeting to approve the Keane share issuance proposal. The Keane board of directors, with the unanimous recommendation of a special committee of the Keane board of directors solely with respect to the Keane share issuance proposal, unanimously recommends that Keane stockholders vote “FOR” each of the proposals to be considered at the Keane special meeting.

Concurrently with the execution of the Merger Agreement, C&J entered into a support agreement and irrevocable proxy with Keane Investor Holdings LLC (“Keane Investor”), which owns approximately 49.2% of the outstanding shares of Keane common stock, and Cerberus Capital Management, L.P., an affiliate of Keane Investor, pursuant to which Keane Investor and Cerberus Capital Management, L.P. have agreed, subject to the terms and conditions thereof, to vote Keane Investor’s shares in favor of the Keane share issuance proposal at the Keane special meeting.

We cannot complete the merger unless the C&J stockholders approve the C&J merger proposal and the Keane stockholders approve the Keane share issuance proposal. Your vote on these matters is very important regardless of the number of shares you own. Whether or not you plan to attend your respective special meeting in person, please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope or, if you are a C&J stockholder, authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.

The accompanying joint proxy statement/prospectus provides you with important information about the special meetings, the merger, and each of the proposals. We encourage you to read the entire document carefully, in particular the “Risk Factors” section beginning on page 34, for a discussion of risks relating to the merger and the Combined Company following the merger.

We look forward to the successful completion of the merger.

Sincerely,

Donald J. Gawick Chief Executive Officer, President and Director C&J Energy Services, Inc.	Robert W. Drummond Chief Executive Officer and Director Keane Group, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the issuance of Keane common stock to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated September 6, 2019 and is first being mailed to the stockholders of C&J and Keane with the proxy card on or about September 23, 2019.

C&J Energy Services, Inc.

3990 Rogerdale Rd.

Houston, TX 77042

(713) 325-6000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 22, 2019

To the Stockholders of C&J Energy Services, Inc.:

Notice is hereby given that C&J Energy Services, Inc. (“C&J”) will hold a special meeting of its stockholders (the “C&J Special Meeting”) at C&J’s headquarters at 3990 Rogerdale Rd., Houston, TX 77042, on October 22, 2019, beginning at 9:30 a.m. Central Time, for the purpose of considering and voting on the following proposals:

1.

to adopt the Agreement and Plan of Merger, dated as of June 16, 2019 (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the joint proxy statement/prospectus of which this notice is a part, by and among Keane Group, Inc. (“Keane”), King Merger Sub Corp., a wholly owned subsidiary of Keane (“Merger Sub”), and C&J, pursuant to which Merger Sub will merge with and into C&J, with C&J surviving the merger as a wholly owned subsidiary of Keane, and each outstanding share of C&J’s common stock, par value $0.01 (“C&J Common Stock”) (with certain exceptions described in the accompanying joint proxy statement/prospectus) will be cancelled and converted into the right to receive 1.6149 shares of Keane’s common stock, par value $0.01 per share (the “C&J Merger Proposal”);

2.	to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to C&J’s named executive officers in connection with the merger (the “C&J Compensation Proposal”); and

3.

to approve the adjournment of the C&J Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the C&J Special Meeting to approve the C&J Merger Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to C&J stockholders (the “C&J Adjournment Proposal”).

C&J will transact no other business at the C&J Special Meeting except such business as may properly be brought before the C&J Special Meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the Merger Agreement attached thereto as Annex A, contains further information with respect to these matters.

Only holders of record of C&J Common Stock at the close of business on September 18, 2019, the record date for voting at the C&J Special Meeting (the “C&J Record Date”), are entitled to notice of and to vote at the C&J Special Meeting and any adjournments or postponements thereof.

The board of directors of C&J (the “C&J Board”) has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, on the terms and subject to the conditions set forth in the Merger Agreement. The C&J Board unanimously recommends that C&J stockholders vote “FOR” the C&J Merger Proposal, “FOR” the C&J Compensation Proposal and “FOR” the C&J Adjournment Proposal.

Your vote is very important regardless of the number of shares of C&J Common Stock you own. C&J cannot complete the transactions contemplated by the Merger Agreement, including the merger, without approval of the C&J Merger Proposal. Assuming a quorum is present, the approval of the C&J Merger Proposal requires the affirmative vote of a majority of the outstanding shares of C&J Common Stock entitled to vote on the C&J Merger Proposal.

Whether or not you plan to attend the C&J Special Meeting in person, C&J urges you to please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope, call the toll-free telephone number or use the Internet as described in the instructions included with the proxy card, so that your shares may be represented and voted at the C&J Special Meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder) and you wish to vote in person at the C&J Special Meeting, you must obtain a legal proxy from your bank, broker or other nominee and bring the legal proxy to the meeting in order to vote in person. You will need to bring identification and either your notice of special meeting or proof of stock ownership to enter the C&J Special Meeting. The use of video, still photography or audio recording at the C&J Special Meeting is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection.

If you have any questions about the merger, please contact C&J at (713) 325-6000 or write to C&J Energy Services, Inc., Attn: Corporate Secretary, 3990 Rogerdale Rd., Houston, TX 77042.

If you have any questions about how to vote or direct a vote in respect of your shares of C&J Common Stock, you may contact C&J’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

By Order of the Board of Directors,

Danielle Hunter
Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary

Houston, Texas

Your vote is important. C&J stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

Keane Group, Inc.

1800 Post Oak Boulevard, Suite 450

Houston, TX 77056

(713) 357-9490

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 22, 2019

To the Stockholders of Keane Group, Inc.:

Notice is hereby given that Keane Group, Inc. (“Keane”) will hold a special meeting of its stockholders (the “Keane Special Meeting”) at Keane’s headquarters at 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056, on October 22, 2019, beginning at 9:30 a.m. Central Time, for the purpose of considering and voting on the following proposals:

1.

to approve the issuance of shares of Keane’s common stock, par value $0.01 per share (the “Keane Common Stock”), to stockholders of C&J Energy Services, Inc. (“C&J”) in connection with the Agreement and Plan of Merger, dated as of June 16, 2019 (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the joint proxy statement/prospectus of which this notice is a part, by and among C&J, Keane and King Merger Sub Corp., a wholly owned subsidiary of Keane (“Merger Sub”), pursuant to which Merger Sub will merge with and into C&J, with C&J surviving the merger as a wholly owned subsidiary of Keane (the “Keane Share Issuance Proposal”);

2.

to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Keane’s named executive officers in connection with the merger (the “Keane Compensation Proposal”); and

3.

to approve the adjournment of the Keane Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the Keane Special Meeting to approve the Keane Share Issuance Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Keane stockholders (the “Keane Adjournment Proposal”).

Keane will transact no other business at the Keane Special Meeting except such business as may properly be brought before the Keane Special Meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the Merger Agreement attached thereto as Annex A, contains further information with respect to these matters.

Only holders of record of Keane Common Stock at the close of business on September 18, 2019, the record date for voting at the Keane Special Meeting (the “Keane Record Date”), are entitled to notice of and to vote at the Keane Special Meeting and any adjournments or postponements thereof.

The board of directors of Keane (the “Keane Board”), upon the unanimous recommendation of a special committee of the Keane Board composed solely of independent and disinterested members of the Keane Board (the “Keane Special Committee”) solely with respect to the Keane Share Issuance Proposal, has unanimously determined that the Merger Agreement and the merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Keane and the holders of shares of Keane Common Stock (other than Keane Investor Holdings LLC (“Keane Investor”) and its affiliates). The Keane Board, with the unanimous recommendation of the Keane Special Committee solely with respect to the Keane Share Issuance Proposal, unanimously recommends that Keane stockholders vote “FOR” the Keane Share Issuance Proposal, “FOR” the Keane Compensation Proposal and “FOR” the Keane Adjournment Proposal.

Your vote is very important regardless of the number of shares of Keane Common Stock you own. Keane cannot complete the transactions contemplated by the Merger Agreement without approval of the Keane Share Issuance Proposal. Assuming a quorum is present, the approval of the Keane Share Issuance Proposal requires the affirmative vote of a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting.

Whether or not you plan to attend the Keane Special Meeting in person, Keane urges you to please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope so that your shares may be represented and voted at the Keane Special Meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder) and you wish to vote in person at the Keane Special Meeting, you must obtain a legal proxy from your bank, broker or other nominee and bring the legal proxy to the meeting in order to vote in person. You will need to bring identification and either your notice of special meeting or proof of stock ownership to enter the Keane Special Meeting. The use of video, still photography or audio recording at the Keane Special Meeting is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection.

If you have any questions about the merger, please contact Keane at (713) 357-9490 or write to Keane Group, Inc., Attn: Corporate Secretary, 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056.

If you have any questions about how to vote or direct a vote in respect of your shares of Keane Common Stock, you may contact Keane’s proxy solicitor:

MacKenzie Partners, Inc.

1407 Broadway

New York, New York 10018

Stockholders, banks and brokers call: (800) 322-2885

By Order of the Board of Directors,

Kevin M. McDonald
Executive Vice President, General Counsel & Corporate Secretary

Houston, Texas

Your vote is important. Keane stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

ADDITIONAL INFORMATION

Each of C&J and Keane files annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). C&J and Keane file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents for free from C&J at investors.cjenergy.com/sec-filings and from Keane at investors.keanegrp.com/sec-filings, as applicable. The information contained on, or that may be accessed through, the respective websites of C&J and Keane is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

Keane has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read the registration statement, including any amendments, schedules and exhibits at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates important business and financial information about C&J and Keane from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus, including copies of financial statements and management’s discussion and analysis, free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For C&J stockholders:	For Keane stockholders:

C&J Energy Services, Inc. 3990 Rogerdale Rd. Houston, TX 77042 (713) 325-6000 Attention: Corporate Secretary	Keane Group, Inc. 1800 Post Oak Boulevard, Suite 450 Houston, TX 77056 (713) 357-9490 Attention: Corporate Secretary

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Shareholders may call toll free: (888) 750-5834 Banks and Brokers may call collect: (212) 750-5833	MacKenzie Partners, Inc. 1407 Broadway New York, New York 10018 Stockholders, banks and brokers call: (800) 322-2885

If you would like to request any documents, please do so by October 15, 2019, which is five business days prior to the date of the C&J Special Meeting and the Keane Special Meeting, in order to receive them before the applicable meeting.

For a more detailed description of the information incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, please see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Keane, constitutes a prospectus of Keane under Section 5 of the Securities Act of 1933 (as amended, the “Securities Act”) with respect to the shares of common stock of Keane to be issued to C&J stockholders pursuant to the Merger Agreement. This document also constitutes a joint proxy statement of C&J and Keane under Section 14(a) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). It also constitutes a notice of meeting with respect to each of the C&J Special Meeting and the Keane Special Meeting.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. C&J and Keane have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated September 6, 2019, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to C&J stockholders or Keane stockholders nor the issuance by Keane of shares of its common stock pursuant to the Merger Agreement will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. C&J has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to C&J, and Keane has supplied all such information relating to Keane. C&J and Keane have both contributed to the information related to the merger contained in this joint proxy statement/prospectus.

All references in this joint proxy statement/prospectus to “C&J” refer to C&J Energy Services, Inc., a Delaware corporation. All references in this joint proxy statement/prospectus to “Keane” refer to Keane Group, Inc., a Delaware corporation. All references in this joint proxy statement/prospectus to “Merger Sub” refers to King Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of Keane. All references in this joint proxy statement/prospectus to the “Combined Company” refer to Keane immediately following completion of the merger and the other transactions contemplated by the Merger Agreement. All references in this joint proxy statement/prospectus to “C&J Common Stock” refer to the common stock of C&J, par value $0.01 per share, and all references in this joint proxy statement/prospectus to “Keane Common Stock” refer to the common stock of Keane, par value $0.01 per share. All references in this joint proxy statement/prospectus to “Merger Agreement” refer to the Agreement and Plan of Merger, dated as of June 16, 2019, as it may be amended. All references in this joint proxy statement/prospectus to the “Exchange Ratio” refer to the ratio of 1.6149 shares of Keane Common Stock per outstanding share of C&J Common Stock that will be issued to C&J stockholders in connection with the merger.

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of C&J or Keane, may have regarding the merger and the other matters being considered at the special meetings of each company’s stockholders, and brief answers to those questions. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. You may obtain the information incorporated by reference in this joint proxy statement/prospectus for free by following the instructions in “Where You Can Find More Information.”

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because C&J and Keane have agreed to combine their companies in a merger of equals. Following completion of the merger, the Combined Company will be renamed. C&J and Keane expect to announce the name of the Combined Company prior to the C&J Special Meeting and the Keane Special Meeting. As referred to in this joint proxy statement/prospectus, the “effective time” means the date and time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or such later date and time as may be agreed by C&J and Keane in writing and specified in the certificate of merger. The Merger Agreement governs the terms of the merger of equals of C&J and Keane and is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, among other things:

•	C&J stockholders must adopt the Merger Agreement in accordance with the Delaware General Corporation Law (the “DGCL”); and

•

Keane stockholders must approve the issuance of Keane Common Stock to current C&J stockholders pursuant to the Merger Agreement in accordance with the Listed Company Manual of the New York Stock Exchange (the “NYSE”).

This joint proxy statement/prospectus serves as the proxy statement through which C&J and Keane will solicit proxies to obtain the necessary stockholder approvals for the merger. It also serves as the prospectus by which Keane will issue shares of its common stock as consideration in the merger.

This joint proxy statement/prospectus, which you should carefully read in its entirety, contains important information about the merger, the share issuance and other matters.

Q:	What will happen in the merger?

A:

The Merger Agreement sets forth the terms and conditions of the proposed merger of equals of C&J and Keane. Under the Merger Agreement, Merger Sub will merge with and into C&J, with C&J as the surviving corporation and wholly owned subsidiary of Keane, and immediately thereafter, as part of the same transaction, C&J will merge with and into another wholly owned subsidiary of Keane (such mergers, together, the “Integrated Mergers”), with such subsidiary continuing as the surviving entity.

The Merger Agreement is attached to this joint proxy statement/prospectus as Annex A. For a more complete discussion of the proposed merger, its effects and the other transactions contemplated by the Merger Agreement, please see “The Merger” elsewhere in this joint proxy statement/prospectus.

Q:	What is C&J’s strategic rationale for the merger?

A:

In reaching its determination and recommendation, the C&J Board consulted with C&J management and its outside legal and financial advisors, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of both C&J and Keane. In evaluating the expected pro forma effect of the proposed merger of equals on the Combined Company and its ability to achieve future growth and generate additional returns for C&J stockholders, the C&J Board considered a number of

i

factors, including that the Combined Company would have significant scale and value as a large, diversified well completion and production services company with a strong presence in the most active U.S. basins, as well as an enhanced financial position with a strong balance sheet capable of enabling opportunities for further innovation and financial flexibility. Further, the merger of equals is expected to create runway for earnings growth via additional revenue generation, improved efficiencies and cost reductions, be immediately (after the payment of certain one-time transaction costs) accretive to cash flow per share with greater potential for increased operating cash flow generation and generate $100 million of expected annualized run-rate cost synergies, all of which should benefit the Combined Company and the C&J stockholders.

Q:	What is Keane’s strategic rationale for the merger?

A:

In reaching its determinations and recommendations, the Keane Board and the Keane Special Committee each consulted with Keane management and its outside legal and financial advisors, and considered a number of factors, including that the merger will create a leading well completion and production services company in the U.S., with increased scale and density across services and geographies with a prominent presence in the most active U.S. basins. Both C&J and Keane share a commitment to safety and integrity, employee development, partnerships with blue-chip customers, technological innovation, and strong community relationships, all of which will be reflected in the operations of the Combined Company. In addition, the two companies anticipate achieving annualized run-rate cost synergies of $100 million within 12 months after closing and the Combined Company will have flexibility to invest in growth and technology and return capital to stockholders.

Q:	What am I being asked to vote on?

A:

C&J is holding a special meeting of its stockholders to vote on the adoption of the Merger Agreement, pursuant to which each outstanding share of C&J Common Stock (other than shares of C&J Common Stock owned by C&J, excluding any such shares of C&J Common Stock owned by a C&J benefits plan or held on behalf of third parties (the “C&J Excluded Shares”)) will be cancelled and converted into the right to receive 1.6149 shares of Keane Common Stock. C&J stockholders will also be asked to approve, on a non-binding advisory basis, the merger-related compensation payments that will or may be paid by C&J to its named executive officers in connection with the merger and to approve the proposal to adjourn the C&J Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the C&J Special Meeting to approve the C&J Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to C&J stockholders.

Keane is holding a special meeting of its stockholders, to obtain approval of the issuance of Keane Common Stock to C&J stockholders in connection with the merger. Keane stockholders will also be asked to approve, on a non-binding advisory basis, the merger-related compensation payments that will or may be paid by Keane to its named executive officers in connection with the merger, and to approve the proposal to adjourn the Keane Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the Keane Special Meeting to approve the Keane Share Issuance Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Keane stockholders.

Your vote is very important, regardless of the number of shares that you own. The approval of the C&J Merger Proposal by the C&J stockholders and the approval of the Keane Share Issuance Proposal by the Keane stockholders are conditions to the obligations of C&J and Keane to complete the merger. None of the approvals of the C&J Compensation Proposal, the Keane Compensation Proposal, the C&J Adjournment Proposal or the Keane Adjournment Proposal are conditions to the obligations of C&J or Keane to complete the merger.

Q:	When and where will each of the special meetings take place?

A:	The C&J Special Meeting will be held at C&J’s headquarters at 3990 Rogerdale Rd., Houston, TX 77042, on October 22, 2019, at 9:30 a.m. Central Time.

The Keane Special Meeting will be held at Keane’s headquarters at 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056, on October 22, 2019, at 9:30 a.m. Central Time.

If you choose to vote your shares in person at your respective company’s special meeting, please bring all required documentation as described in “The C&J Special Meeting—Attending the C&J Special Meeting,” with respect to the C&J Special Meeting, and “The Keane Special Meeting—Attending the Keane Special Meeting,” with respect to the Keane Special Meeting. The use of video, still photography or audio recording at the special meetings is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection.

Even if you plan to attend your respective company’s special meeting, C&J and Keane recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to directly vote the shares.

Q:	How important is my vote?

A:

Your vote “FOR” each proposal presented at the C&J Special Meeting or the Keane Special Meeting, as applicable, is very important, and you are encouraged to submit a proxy as soon as possible. The merger between C&J and Keane cannot be completed without the approval of the C&J Merger Proposal by the C&J stockholders and the approval of the Keane Share Issuance Proposal by the Keane stockholders.

C&J. Approval of the C&J Merger Proposal requires the affirmative vote of a majority of the outstanding shares of C&J Common Stock entitled to vote thereon. Accordingly, a C&J stockholder’s abstention from voting, a broker non-vote or the failure of a C&J stockholder to vote (including the failure of a C&J stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “against” the C&J Merger Proposal. Approval of the C&J Compensation Proposal and the C&J Adjournment Proposal requires the affirmative vote of a majority of votes cast by C&J stockholders entitled to vote thereon and present in person or represented by proxy at the C&J Special Meeting. Accordingly, a C&J stockholder’s abstention from voting, a broker non-vote or the failure of a C&J stockholder to vote (including the failure of a C&J stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the C&J Compensation Proposal or the C&J Adjournment Proposal. Regardless of whether there is a quorum, the chairman of the C&J Special Meeting may also adjourn the C&J Special Meeting.

Keane. Approval of each of the Keane Share Issuance Proposal, Keane Compensation Proposal and Keane Adjournment Proposal requires the affirmative vote of a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting. Accordingly, a Keane stockholder’s abstention from voting, a broker non-vote or the failure of a Keane stockholder to vote (including the failure of a Keane stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the Keane Share Issuance Proposal, the Keane Compensation Proposal or the Keane Adjournment Proposal. Regardless of whether there is a quorum, the chairman of the Keane Special Meeting may also adjourn the Keane Special Meeting.

Keane Investor, which owns approximately 49.2% of the outstanding shares of Keane Common Stock, and Cerberus Capital Management, L.P. (“Cerberus”), an affiliate of Keane Investor, are party to a Support Agreement, as defined in “The Merger Agreement—Support Agreement,” with C&J, pursuant to which

Keane Investor and Cerberus have agreed, subject to the terms and conditions thereof including with respect to the percentage of Keane Investor’s shares required to be voted in favor in the event of a Change of Recommendation, as defined in “The Merger Agreement—Covenants—No Change of Recommendation,” by Keane to vote Keane Investor’s shares in favor of the Keane Share Issuance Proposal at the Keane Special Meeting. For more information, please see “The Merger Agreement—Support Agreement.”

Q:	What will I receive if the merger is completed?

A:

If the merger is completed, each share of C&J Common Stock outstanding at the effective time will be converted into the right to receive 1.6149 shares of Keane Common Stock. Each C&J stockholder will receive cash for any fractional shares of Keane Common Stock that such stockholder would otherwise receive in the merger. Any cash amounts to be received by a C&J stockholder in respect of fractional shares will be aggregated and rounded to the nearest whole cent.

If the merger is completed, Keane stockholders’ shares of Keane Common Stock will constitute shares of the Combined Company.

Because Keane will issue a fixed number of shares of Keane Common Stock in exchange for each share of C&J Common Stock, the value of the merger consideration that C&J stockholders will receive in the merger will depend on the market price of shares of Keane Common Stock at the effective time. The market price of shares of Keane Common Stock that C&J stockholders receive at the effective time could be greater than, less than or the same as the market price of shares of Keane Common Stock on the date of this joint proxy statement/prospectus or at the time of the special meetings. Accordingly, you should obtain current market quotations for C&J Common Stock and Keane Common Stock before deciding how to vote with respect to the C&J Merger Proposal and Keane Share Issuance Proposal, as applicable. The C&J Common Stock and Keane Common Stock are traded on the NYSE under the symbols “CJ” and “FRAC,” respectively. Shares of common stock, par value $0.01 per share, of the Combined Company (the “Combined Company Common Stock”) are expected to trade on the NYSE under a new ticker symbol. C&J and Keane expect to announce the ticker symbol of the Combined Company prior to the C&J Special Meeting and the Keane Special Meeting.

For more information regarding the merger consideration to be received by C&J stockholders if the merger is completed, please see “The Merger Agreement—Merger Consideration.”

Q:	Will holders of C&J Common Stock receive anything other than the merger consideration?

A:

The C&J Board has declared, subject to the C&J Board making a determination that surplus exists under Delaware law, a dividend of $1.00 per share of C&J Common Stock (the “Pre-closing Cash Dividend”). If the C&J Board determines that C&J has sufficient surplus to pay the Pre-closing Cash Dividend, it will be paid prior to the effective time of the merger to the holders of record of C&J Common Stock as of the record date for the Pre-closing Cash Dividend. The Pre-closing Cash Dividend is not merger consideration.

Q:	Who will own the Combined Company immediately following the merger?

A:

C&J and Keane estimate that upon completion of the merger, current C&J stockholders, collectively, and current Keane stockholders, collectively, will each own approximately 50% of the outstanding Combined Company Common Stock.

Q:	Will C&J equity and other long-term incentive awards be affected by the merger?

A:

The Merger Agreement specifies that the merger will be deemed to constitute a “change in control” (or term of similar meaning) at the effective time for purposes of C&J’s and Keane’s benefit plans, policies, programs or agreements (including employment agreements and C&J’s and Keane’s stock plans).

Each option to purchase shares of C&J Common Stock (a “C&J Option”), whether vested or unvested, that is outstanding immediately prior to the effective time will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Option, but will vest and be converted into an option to purchase a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J Option immediately prior to the effective time and (ii) the Exchange Ratio (rounded down to the nearest whole share), with a per share exercise price equal to (a) the per share exercise price applicable to such C&J Option immediately prior to the effective time divided by (b) the Exchange Ratio (rounded up to the nearest whole cent).

Each C&J performance share award (a “C&J Performance Share Award”) that is outstanding immediately prior to the effective time other than a Vested C&J Performance Share Award (as defined below) will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions (including the time-based vesting schedule applicable to such award, but excluding any performance-based vesting requirements) as were applicable to such C&J Performance Share Award, but will be converted into an award with respect to a number of shares of Keane Common Stock (rounded up or down to the nearest whole share) equal to the product of (i) the number of shares of C&J Common Stock subject to such C&J Performance Share Award and (ii) the Exchange Ratio. For purposes of the immediately preceding sentence, the number of shares of C&J Common Stock subject to such C&J Performance Share Award will be deemed to be the number of shares subject to the C&J Performance Share Award assuming the applicable performance metrics were achieved at target levels. C&J Performance Share Awards that are fully vested as of the effective time after taking into account any acceleration upon consummation of the merger in accordance with the terms and conditions of the applicable award agreement pursuant to which such award was granted (such awards, “Vested C&J Performance Share Awards”) will, at the effective time, be deemed to have been settled with shares of C&J Common Stock, and the holders thereof will receive the merger consideration in the same manner as holders of shares of C&J Common Stock.

Each C&J time-based restricted stock unit award (a “C&J RSU Award”) will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J RSU Award, but will be converted into an award with respect to a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J RSU Award immediately prior to the effective time and (ii) the Exchange Ratio.

Each C&J restricted stock award (a “C&J Restricted Stock Award”) will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Restricted Stock Award, but will be converted into an award with respect to a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J Restricted Stock Award immediately prior to the effective time and (ii) the Exchange Ratio.

Each C&J cash retention award granted pursuant to the C&J Energy Services, Inc. 2017 Management Incentive Plan or the C&J Energy Services 2015 Long Term Incentive Plan (a “C&J Restricted Cash Award”), whether vested or unvested, that is outstanding immediately prior to the effective time and not settled as of the closing date will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Restricted Cash Award.

Q:	How will Keane stockholders be affected by the merger?

A:

Upon completion of the merger, each Keane stockholder will hold the same number of shares of Keane Common Stock that such stockholder held immediately prior to completion of the merger. As a result of the merger, Keane stockholders will own shares in the Combined Company, which will be a larger company with a more diverse business base and lower leverage. However, because Keane will be issuing additional shares of Keane Common Stock to C&J stockholders in exchange for their shares of C&J Common Stock, each share of Keane Common Stock outstanding prior to the merger will represent a smaller percentage of the aggregate number of shares of the Combined Company outstanding after the merger.

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Q:	Will Keane equity awards be affected by the merger?

A:

The Merger Agreement reflects the respective decisions of the C&J Board and the Keane Board that the merger will be deemed to constitute a “change in control” or “change of control” at the effective time for purposes of C&J’s and Keane’s compensation and benefit plans, policies, programs or agreements (including employment agreements and C&J’s and Keane’s stock plans).

Each Keane stock option (a “Keane Option”), Keane time-based restricted stock unit award (a “Keane RSU Award”) and Keane restricted stock award (a “Keane Restricted Stock Award”) that is outstanding immediately before the effective time of the merger will continue to be an award in respect of Keane Common Stock following the merger and subject to the same terms and conditions that were applicable to such award before the effective time. Each Keane performance-based restricted stock unit (a “Keane PSU Award”) held by certain of Keane’s executive officer will be amended to provide that, upon the consummation of the merger, the respective executive officer will become fully vested in his Keane PSU Award, at the target level of achievement.

Q:	What will happen to the Keane Equity and Incentive Award Plan?

A:	The Keane Equity and Incentive Award Plan will remain in effect in accordance with its terms.

Q:	What will the composition of the board of directors of the Combined Company be following completion of the merger?

A:

Following the effective time, the board of directors of the Combined Company (the “Combined Company Board”) will consist of twelve directors, comprised of six directors designated by C&J (the “C&J Designees”), which will include the chairman (the “C&J Chairman”) of the C&J Board, and six directors designated by Keane (the “Keane Designees”), which will include the chief executive officer of Keane (the “Keane CEO”). The individuals expected to serve on the Combined Company Board following the effective time include, as C&J Designees: Stuart Brightman, John Kennedy, Steven Mueller, Patrick Murray (the C&J Chairman), Amy Nelson and Michael Roemer, and as Keane Designees: Robert W. Drummond (the Keane CEO), Marc G. R. Edwards, Christian A. Garcia, Gary H. Halverson, James C. Stewart and Scott Wille.

Q:	What will the composition of the management of the Combined Company be following completion of the merger?

A:

Prior to the effective time, Keane will take all actions necessary to cause, effective as of the effective time, (i) Robert Drummond, the Keane CEO, to be appointed to serve as the chief executive officer of the Combined Company, (ii) Jan Kees van Gaalen, the chief financial officer of C&J, to be appointed to serve as the executive vice president and chief financial officer of the Combined Company and (iii) Greg Powell, the chief financial officer of Keane, to be appointed to serve as executive vice president and chief integration officer of the Combined Company. Prior to the effective time, Keane will take all actions necessary to cause, effective as of the effective time, the executive officers (other than the officers specified in the preceding sentence) of the Combined Company to be those individuals selected by the Keane CEO on a merit basis, with input from the chief executive officer of C&J and the chief financial officers of C&J and Keane, and without consideration of whether the persons selected serve as employees of C&J or Keane prior to the effective time.

Q:	How does the C&J Board recommend that I vote at the C&J Special Meeting?

A:	The C&J Board unanimously recommends that you vote “FOR” the C&J Merger Proposal, “FOR” the C&J Compensation Proposal and “FOR” the C&J Adjournment Proposal.

In considering the recommendations of the C&J Board, C&J stockholders should be aware that C&J directors and executive officers have interests in the merger that are different from or in addition to their interests as C&J stockholders. These interests may include, among others, the payment of severance benefits and acceleration of outstanding C&J equity awards upon certain terminations of employment or service, the payment of retention and transaction-related bonuses and the Combined Company’s agreement to indemnify C&J directors and officers against certain claims and liabilities. For a more complete description of these interests, please see “The Merger—Interests of C&J’s Directors and Executive Officers in the Merger.”

Q:	How does the Keane Board recommend that I vote at the Keane Special Meeting?

A:

The Keane Board, upon the unanimous recommendation of the Keane Special Committee solely with respect to the Keane Share Issuance Proposal, unanimously recommends that you vote “FOR” the Keane Share Issuance Proposal, “FOR” the Keane Compensation Proposal and “FOR” the Keane Adjournment Proposal.

In considering the recommendations of the Keane Board and Keane Special Committee, Keane stockholders should be aware that Keane directors and executive officers have interests in the merger that are different from or in addition to their interests as Keane stockholders. These interests may include, among others, entering into amended and restated employment agreements for certain of Keane’s executive officers in connection with their employment by the Combined Company, payment of severance benefits and acceleration of outstanding Keane equity awards upon a qualifying termination of employment and the payment of retention and transaction-related bonuses. For a more complete description of these interests, please see “The Merger—Interests of Keane’s Directors and Executive Officers in the Merger.”

Q:	Who is entitled to vote at the C&J Special Meeting?

A:

The C&J Record Date for the C&J Special Meeting is September 18, 2019. All holders of shares of C&J Common Stock who held shares at the close of business on the C&J Record Date are entitled to receive notice of, and to vote at, the C&J Special Meeting. Each such holder of C&J Common Stock is entitled to cast one vote on each matter properly brought before the C&J Special Meeting for each share of C&J Common Stock that such holder owned of record as of the record date. Physical attendance at the special meeting is not required to vote. Please see below and “The C&J Special Meeting—Methods of Voting” for instructions on how to vote your shares without attending the C&J Special Meeting.

C&J is commencing its solicitation of proxies on or about September 23, 2019, and C&J will continue to solicit proxies until the date of the C&J Special Meeting. Each holder of record of C&J Common Stock on the C&J Record Date who has not yet received this joint proxy statement/prospectus will receive this joint proxy statement/prospectus and have the opportunity to vote on the matters described in this joint proxy statement/prospectus. Proxies delivered prior to the C&J Record Date will be valid and effective so long as the holder providing the proxy is a holder on the C&J Record Date. If you are not a holder of record on the C&J Record Date, any proxy you deliver will not be counted. If you deliver a proxy prior to the C&J Record Date and remain a holder on the C&J Record Date, you do not need to deliver another proxy after the C&J Record Date. If you deliver a proxy prior to the C&J Record Date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of C&J Common Stock you own on the C&J Record Date even if that number is different from the number of shares of C&J Common Stock you owned when you executed and delivered your proxy card.

Q:	Who is entitled to vote at the Keane Special Meeting?

A:

The Keane Record Date for the Keane Special Meeting is September 18, 2019. All holders of shares of Keane Common Stock who held shares at the close of business on the Keane Record Date are entitled to receive notice of, and to vote at, the Keane Special Meeting. Each such holder of Keane Common Stock is entitled to cast one vote on each matter properly brought before the Keane Special Meeting for each share of Keane Common Stock that such holder owned of record as of the record date. Physical attendance at the special meeting is not required to vote. Please see below and “The Keane Special Meeting—Methods of Voting” for instructions on how to vote your shares without attending the Keane Special Meeting.

Keane is commencing its solicitation of proxies on or about September 23, 2019, and Keane will continue to solicit proxies until the date of the Keane Special Meeting. Each holder of record of Keane Common Stock on the Keane Record Date who has not yet received this joint proxy statement/prospectus will receive this joint proxy statement/prospectus and have the opportunity to vote on the matters described in this joint proxy statement/prospectus. Proxies delivered prior to the Keane Record Date will be valid and effective so long as the holder providing the proxy is a holder on the Keane Record Date. If you are not a holder of record on the Keane Record Date, any proxy you deliver will not be counted. If you deliver a proxy prior to the Keane Record Date and remain a holder on the Keane Record Date, you do not need to deliver another proxy after the Keane Record Date. If you deliver a proxy prior to the Keane Record Date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of Keane Common Stock you own on the Keane Record Date even if that number is different from the number of shares of Keane Common Stock you owned when you executed and delivered your proxy card.

Q:	What is a proxy?

A:

A stockholder’s legal designation of another person to vote shares of such stockholder’s common stock at a special meeting is referred to as a proxy. The document used to designate a proxy to vote your shares of common stock is called a proxy card.

Q:	How many votes do I have for the C&J Special Meeting?

A:

Each C&J stockholder is entitled to one vote for each share of C&J Common Stock held of record as of the close of business on the C&J Record Date. As of the close of business on August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, there were 66,025,630 outstanding shares of C&J Common Stock.

Q:	How many votes do I have for the Keane Special Meeting?

A:

Each Keane stockholder is entitled to one vote for each share of Keane Common Stock held of record as of the close of business on the Keane Record Date. As of the close of business on August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, there were 105,015,124 outstanding shares of Keane Common Stock.

Q:	What constitutes a quorum for the C&J Special Meeting?

A:

The holders of a majority of the total voting power of all issued and outstanding shares of C&J Common Stock entitled to vote at the C&J Special Meeting must be represented at the C&J Special Meeting in person or by proxy in order to constitute a quorum.

Q:	What constitutes a quorum for the Keane Special Meeting?

A:

The holders of a majority of the issued and outstanding shares of Keane Common Stock entitled to vote at the Keane Special Meeting must be represented at the Keane Special Meeting in person or by proxy in order to constitute a quorum.

Q:	Where will the Combined Company Common Stock be publicly traded?

A:

The shares of Combined Company Common Stock are expected to be listed for trading on the NYSE under a new ticker symbol. C&J and Keane expect to announce the ticker symbol of the Combined Company prior to the C&J Special Meeting and the Keane Special Meeting.

Q:	What happens if the merger is not completed?

A:

If the C&J Merger Proposal or Keane Share Issuance Proposal is not approved or if the merger is not completed for any other reason, C&J stockholders will not receive any merger consideration for their shares of C&J Common Stock in connection with the merger. Instead, C&J and Keane will each remain independent public companies and the C&J Common Stock and Keane Common Stock will each continue to be separately listed and traded on the NYSE, and Keane will not complete the share issuance pursuant to the Merger Agreement as contemplated by the Keane Share Issuance Proposal. If the Merger Agreement is terminated under certain specified circumstances, C&J or Keane, as applicable, may be required to pay to the other party either a termination fee of $30 million or an expense reimbursement of up to $7.5 million. Please see “The Merger Agreement—Termination of the Merger Agreement—Termination Fees” for a more detailed discussion of the termination fees and expense reimbursement.

Q:	What is a “broker non-vote”?

A:

Under the NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently scheduled for consideration at the C&J Special Meeting and the Keane Special Meeting are “non-routine” matters.

A “broker non-vote” occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because none of the proposals currently scheduled to be voted on at either the C&J Special Meeting or the Keane Special Meeting are routine matters for which brokers may have discretionary authority to vote, C&J and Keane do not expect there to be any broker non-votes at the special meetings.

Q:

Why am I being asked to consider and vote on a proposal to approve, by non-binding advisory vote, merger-related compensation arrangements for C&J’s or Keane’s named executive officers (i.e., the C&J Compensation Proposal and the Keane Compensation Proposal, respectively)?

A:

Under the SEC rules, C&J and Keane are each required to seek a non-binding advisory vote of their respective stockholders with respect to the compensation that may be paid or become payable to C&J’s or Keane’s respective named executive officers in connection with the merger, also known as “golden parachute” compensation.

Q:

What happens if C&J stockholders or Keane stockholders do not approve, by non-binding advisory vote, merger-related compensation arrangements for C&J’s or Keane’s named executive officers (i.e., the C&J Compensation Proposal and the Keane Compensation Proposal, respectively)?

A:

The votes on the proposals to approve the merger-related compensation arrangements for each of C&J’s and Keane’s named executive officers are separate and apart from the votes to approve the other proposals being presented at the C&J Special Meeting and the Keane Special Meeting. Because the votes on the proposals to approve the merger-related executive compensation are advisory in nature, they will not be binding upon C&J, Keane or the Combined Company. Accordingly, the merger-related compensation may be paid to C&J’s and Keane’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if C&J stockholders or Keane stockholders do not approve the proposals to approve the merger-related executive compensation.

Q:	What if I hold shares in both C&J and Keane?

A:

If you are both a C&J stockholder and a Keane stockholder, you will receive two separate packages of proxy materials. A vote cast as a C&J stockholder will not count as a vote cast as a Keane stockholder, and a vote cast as a Keane stockholder will not count as a vote cast as a C&J stockholder. Please submit separate proxies for your shares of C&J Common Stock and your shares of Keane Common Stock.

Q:	How can I vote my shares in person at my respective special meeting?

A:

Record Holders. Shares held directly in your name as the stockholder of record of C&J or Keane may be voted in person at the C&J Special Meeting or the Keane Special Meeting, as applicable. If you choose to vote your shares in person at the respective special meeting, please bring required documentation in accordance with “The C&J Special Meeting—Attending the C&J Special Meeting,” with respect to the C&J Special Meeting, and “The Keane Special Meeting—Attending the Keane Special Meeting,” with respect to the Keane Special Meeting.

“Street name” Holders. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares. If you choose to vote your shares in person at your respective meeting, please bring all required documentation as described in “The C&J Special Meeting—Attending the C&J Special Meeting,” with respect to the C&J Special Meeting, and “The Keane Special Meeting—Attending the Keane Special Meeting,” with respect to the Keane Special Meeting.

Even if you plan to attend your respective meeting, C&J and Keane recommend that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the special meeting. The use of video, still photography or audio recording is not permitted at either special meeting. For the safety of attendees, all bags, packages and briefcases are subject to inspection.

Additional information on attending the special meetings can be found under “The C&J Special Meeting” and “The Keane Special Meeting.”

Q:	How can I vote my shares without attending my respective special meeting?

A:

Whether you hold your shares directly as the stockholder of record of C&J or Keane or beneficially in “street name,” you may direct your vote by proxy without attending your respective special meeting. You can vote by proxy by mail or, if you are a C&J stockholder, over the Internet or by telephone by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Additional information on voting procedures can be found under “The C&J Special Meeting” and “The Keane Special Meeting.”

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”

A:

If your shares of common stock in C&J or Keane are registered directly in your name with American Stock Transfer & Trust Company, LLC, the transfer agent for each of C&J and Keane, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy directly to C&J or Keane or to a third party to cast your vote, at the respective special meeting.

If your shares of common stock in C&J or Keane are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, broker or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee will

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send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend your respective special meeting, however, you may not vote these shares in person at the special meeting unless you obtain a signed legal proxy from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of C&J Common Stock or Keane Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

A:

No. Under the rules of the NYSE, your bank, broker or other nominee will only be permitted to vote your shares of C&J Common Stock or Keane Common Stock, as applicable, if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares.

For C&J stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares will be the same as a vote “against” the C&J Merger Proposal, but will have no effect on the C&J Compensation Proposal or C&J Adjournment Proposal.

For Keane stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares will have no effect on the Keane Share Issuance Proposal, Keane Compensation Proposal or Keane Adjournment Proposal.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:

If you hold shares of C&J Common Stock or Keane Common Stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of C&J Common Stock or Keane Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card, or, if you are a C&J stockholder, you may cast your vote by telephone or Internet as provided on each proxy card, or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of C&J Common Stock or Keane Common Stock are voted.

“Street name” Holders. For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.

Q:	If a stockholder gives a proxy, how are the shares of C&J Common Stock or Keane Common Stock voted?

A:

Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of C&J Common Stock or Keane Common Stock in the way that you indicate. When completing the proxy card or, if you are a C&J stockholder, the Internet or telephone processes, you may specify whether your shares of C&J Common Stock or Keane Common Stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the respective special meetings.

Q:	How will my shares of C&J Common Stock be voted if I return a blank proxy?

A:

If you sign, date and return your proxy card and do not indicate how you want your shares of C&J Common Stock to be voted, then your shares of C&J Common Stock will be voted “FOR” the C&J Merger Proposal, “FOR” the C&J Compensation Proposal and “FOR” the C&J Adjournment Proposal.

Q:	How will my shares of Keane Common Stock be voted if I return a blank proxy?

A:

If you sign, date and return your proxy card and do not indicate how you want your shares of Keane Common Stock to be voted, then your shares of Keane Common Stock will be voted “FOR” the Keane Share Issuance Proposal, “FOR” the Keane Compensation Proposal and “FOR” the Keane Adjournment Proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:	Any stockholder giving a proxy has the right to revoke it before the proxy is voted at the applicable special meeting by:

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subsequently submitting a new proxy, whether by submitting a new proxy card or, if you are a C&J stockholder, by submitting a proxy via the Internet or telephone, that is received by the deadline specified on the accompanying proxy card;

•	giving written notice of your revocation to C&J’s corporate secretary or Keane’s corporate secretary, as applicable; or

•	revoking your proxy and voting in person at the applicable special meeting.

Execution or revocation of a proxy will not in any way affect your right to attend your respective special meeting and vote in person. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed:

if you are a C&J stockholder, to:	if you are a Keane stockholder, to:

C&J Energy Services, Inc. Attn: Corporate Secretary 3990 Rogerdale Rd. Houston, TX 77042	Keane Group, Inc. Attn: Corporate Secretary 1800 Post Oak Boulevard, Suite 450 Houston, TX 77056

For more information, please see “The C&J Special Meeting—Proxies and Revocation” and “The Keane Special Meeting—Proxies and Revocation,” as applicable.

Q:	If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the special meetings?

A:

The preliminary voting results for each special meeting will be announced at that special meeting. In addition, within four business days of each special meeting, each of C&J and Keane intends to file the final voting results of its respective special meeting with the SEC on a Current Report on Form 8-K.

Q:	Do C&J stockholders and Keane stockholders have appraisal rights or dissenters’ rights, as applicable?

A:	C&J stockholders are not entitled to appraisal or dissenters’ rights in connection with the merger under Section 262 of the DGCL.

Keane stockholders are not entitled to appraisal or dissenters’ rights in connection with the merger under Section 262 of the DGCL.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the C&J Merger Proposal or the Keane Share Issuance Proposal?

A:

Yes. You should read and carefully consider the risk factors set forth in “Risk Factors.” You also should read and carefully consider the risk factors of C&J and Keane contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	Do any of the officers or directors of C&J have interests in the merger that may differ from or be in addition to my interests as a C&J stockholder?

A:

In considering the recommendation of the C&J Board that C&J stockholders vote to adopt the C&J Merger Proposal and to approve the C&J Compensation Proposal, C&J stockholders should be aware that some of C&J’s directors and executive officers have interests in the merger that may be different from or in addition to the interests of C&J stockholders generally. The C&J Board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the merger and in recommending the adoption of the merger and the approval of the C&J Compensation Proposal.

For more information and quantification of these interests, please see “The Merger—Interests of C&J’s Directors and Executive Officers in the Merger.”

Q:	Do any of the officers or directors of Keane have interests in the merger that may differ from or be in addition to my interests as a Keane stockholder?

A:

In considering the recommendation of the Keane Board that Keane stockholders vote to approve the Keane Share Issuance Proposal, Keane stockholders should be aware that some of Keane’s directors and executive officers have interests in the merger that may be different from or in addition to the interests of Keane stockholders generally. The Keane Board and the Keane Special Committee were aware of and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated therein, in approving the merger and in recommending the Keane Share Issuance Proposal.

For more information and quantification of these interests, please see “The Merger—Interests of Keane’s Directors and Executive Officers in the Merger.”

Q:	What happens if I sell my shares of C&J Common Stock or Keane Common Stock after the respective record date but before the applicable special meeting?

A:

The C&J Record Date is earlier than the date of the C&J Special Meeting, and the Keane Record Date is earlier than the date of the Keane Special Meeting. If you transfer your shares of C&J Common Stock or Keane Common Stock after your respective record date but before the applicable special meeting, you will, unless special arrangements are made, retain your right to vote at the applicable special meeting.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

C&J has engaged Innisfree M&A Incorporated (the “C&J Solicitation Agent”) to assist in the solicitation of proxies for the C&J Special Meeting. C&J estimates that it will pay the C&J Solicitation Agent a fee of approximately $20,000, plus reimbursement for certain out-of-pocket fees and expenses. C&J has agreed to indemnify the C&J Solicitation Agent against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Keane has engaged MacKenzie Partners, Inc. (the “Keane Solicitation Agent”) to assist in the solicitation of proxies for the Keane Special Meeting. Keane estimates that it will pay the Keane Solicitation Agent a fee of approximately $20,000, plus reimbursement of reasonable expenses. Keane has agreed to indemnify the Keane Solicitation Agent against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). C&J and Keane also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of C&J Common Stock and Keane Common Stock, respectively. C&J’s directors, officers and employees and Keane’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the material United States federal income tax consequences of the merger to C&J stockholders?

A:

The Integrated Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (as amended, the “Code”) and it is a condition to the respective obligations of C&J and Keane to complete the merger that each of C&J and Keane receives a legal opinion to that effect. If C&J’s outside legal counsel is unable to deliver such opinion to C&J, Keane’s outside legal counsel may provide such opinion to C&J. If Keane’s outside legal counsel is unable to deliver such opinion to Keane, C&J’s outside legal counsel may provide such opinion to Keane. Accordingly, holders of C&J Common Stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of C&J Common Stock for shares of Keane Common Stock in the Integrated Mergers, except with respect to any cash received instead of fractional shares of Keane Common Stock. Please see “Material U.S. Federal Income Tax Consequences.”

Q:	When is the merger expected to be completed?

A:

Subject to the satisfaction or waiver of the closing conditions described under “The Merger Agreement—Conditions to the Completion of the Merger,” including the approval of the C&J Merger Proposal and Keane Share Issuance Proposal, the merger is expected to close in the fourth quarter of 2019. However, neither C&J nor Keane can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion of the merger is subject to conditions and factors outside the control of both companies. C&J and Keane hope to complete the merger as soon as reasonably practicable. Please see “The Merger Agreement—Regulatory Approvals.”

Q:	What are the conditions to completion of the merger?

A:

The merger is subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, the C&J Merger Proposal receiving an affirmative vote from a majority of the outstanding shares of C&J Common Stock entitled to vote thereon (the “C&J Required Vote”), the Keane Share Issuance Proposal receiving an affirmative vote from a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting (the “Keane Required Vote”), approval for listing on the NYSE of the shares of Keane Common Stock to be issued pursuant to the Merger Agreement, the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), which early termination was received on July 18, 2019, the receipt and continued full force and effectiveness of the Requisite Regulatory Approvals, as defined in “The Merger Agreement—Regulatory Approvals” (including the receipt of approvals under U.S. antitrust and competition laws) and no governmental entity of entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or governmental order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the closing of the merger and the other transactions contemplated by the Merger Agreement (such law or governmental order, a “Relevant Legal Restraint”). The obligation of each of C&J and Keane to consummate the merger is also conditioned on, among other things, the receipt by such party of a written opinion from such party’s counsel (or if such party’s counsel is unable to deliver such opinion to such other party, then such other party’s outside legal counsel may provide such opinion) to the effect that for U.S. federal income tax purposes the Integrated Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the truth and correctness of the representations and warranties made by the other party on the date of the Merger Agreement and on the closing date (subject to certain materiality qualifiers), and the performance by the other party in all material respects of its obligations under the Merger Agreement. No assurance can be given that the required stockholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, even if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the merger could cause the Combined Company not to realize, or to be delayed in realizing, some or all of the benefits that C&J and Keane expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see “The Merger Agreement—Conditions to the Completion of the Merger.”

Q:	If I am a C&J stockholder, how will I receive the merger consideration to which I am entitled?

A:

If you hold your shares of C&J Common Stock through The Depository Trust Company (“DTC”), you will not be required to take any specific actions to exchange your shares for shares of Keane Common Stock. After the completion of the merger, shares of C&J Common Stock held through DTC in book-entry form will be automatically exchanged for shares of Keane Common Stock in book-entry form and an exchange agent (the “Exchange Agent”) selected by the parties will deliver to you a check in the amount of any cash to be paid in lieu of any fractional share of Keane Common Stock to which you would otherwise be entitled. If you hold your shares of C&J Common Stock in certificated form, or in book-entry form but not through DTC, after receiving the proper documentation from you, following the effective time, the Exchange Agent will deliver to you the Keane Common Stock and a check in the amount of any cash in lieu of fractional shares to which you would otherwise be entitled. More information may be found in “The Merger Agreement—Exchange of Shares.”

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or, if you are a C&J stockholder, you may submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:	Whom do I call if I have questions about the C&J Special Meeting, the Keane Special Meeting or the merger?

A:

If you have questions about the C&J Special Meeting, the Keane Special Meeting or the merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact:

For C&J stockholders:	For Keane stockholders:

C&J Energy Services, Inc. 3990 Rogerdale Rd. Houston, TX 77042 (713) 325-6000 Attention: Corporate Secretary	Keane Group, Inc. 1800 Post Oak Boulevard, Suite 450 Houston, TX 77056 (713) 357-9490 Attention: Corporate Secretary

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Shareholders may call toll free: (888) 750-5834 Banks and Brokers may call collect: (212) 750-5833	MacKenzie Partners, Inc. 1407 Broadway New York, New York 10018 Stockholders, banks and brokers call: (800) 322-2885

SUMMARY

For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that may be important to you as a C&J stockholder or a Keane stockholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read this entire joint proxy statement/prospectus carefully, including its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference into this joint proxy statement/prospectus for free by following the instructions under “Where You Can Find More Information.”

The Parties to the Merger (See page 51)

C&J Energy Services, Inc.

C&J is a leading provider of well construction, intervention, completion, support and other complementary oilfield services and technologies. C&J provides its services to oil and gas exploration and production companies throughout the continental United States. C&J is a new well focused provider offering a diverse suite of services throughout the life cycle of the well, including hydraulic fracturing, cased-hole wireline and pumping, cementing, coiled tubing, rig services, fluids management and other completion and well support services. Shares of C&J Common Stock are traded on the NYSE under the symbol “CJ.” C&J’s principal executive offices are located at 3990 Rogerdale Rd., Houston, TX 77042 and its telephone number is (713) 325-6000.

Keane Group, Inc.

Keane is one of the largest pure-play providers of integrated well completion services in the U.S. with a focus on complex, technically demanding completion solutions. Keane provides its services in conjunction with onshore well development, in addition to stimulation operations on existing wells, to exploration and production customers with some of the highest quality and safety standards in the industry. Shares of Keane Common Stock are traded on the NYSE under the symbol “FRAC.” Keane’s principal executive offices are located at 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056 and its telephone number is (713) 357-9490.

King Merger Sub Corp.

Merger Sub is a wholly owned subsidiary of Keane. Merger Sub was formed by Keane solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement. Merger Sub’s principal executive offices are located at 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056 and its telephone number is (713) 357-9490.

The Merger and the Merger Agreement (See pages 71 and 143)

The terms and conditions of the merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the Merger Agreement, Merger Sub will merge with and into C&J. At the effective time, the separate existence of Merger Sub will cease, with C&J as the surviving corporation and wholly owned subsidiary of Keane. Immediately following the effective time, as part of the same transaction, C&J will merge with and into another wholly owned subsidiary of Keane, with such subsidiary continuing as the surviving entity. Following the merger, C&J Common Stock will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

Exchange Ratio

At the effective time, each share of C&J Common Stock (other than C&J Excluded Shares) will be converted into the right to receive 1.6149 shares of Keane Common Stock.

The Exchange Ratio is fixed, which means that it will not change between now and the effective time, regardless of changes in the market price of C&J Common Stock and Keane Common Stock. No fractional shares of Keane Common Stock will be issued upon the conversion of shares of C&J Common Stock pursuant to the Merger Agreement. Each C&J stockholder who otherwise would have been entitled to receive a fraction of a share of Keane Common Stock will be entitled to receive cash in lieu of a fractional share.

Keane stockholders will continue to own their existing shares, which will not be affected by the merger and will constitute shares of the Combined Company following completion of the merger.

C&J Pre-closing Cash Dividend (See page 144)

The C&J Board has declared, subject to the C&J Board making a determination that surplus exists under Delaware law, the Pre-closing Cash Dividend of $1.00 per share of C&J Common Stock. If the C&J Board determines that C&J has sufficient surplus to pay the Pre-closing Cash Dividend, it will be paid prior to the effective time of the merger to the holders of record of C&J Common Stock as of the record date for the Pre-closing Cash Dividend.

The C&J Special Meeting (See page 52)

The C&J Special Meeting will be held at C&J’s headquarters at 3990 Rogerdale Rd., Houston, TX 77042, on October 22, 2019, beginning at 9:30 a.m. Central Time. The C&J Special Meeting is being held to consider and vote on the following proposals:

•

Proposal 1—the C&J Merger Proposal: to adopt the Merger Agreement, pursuant to which each outstanding share of C&J Common Stock (other than C&J Excluded Shares) will be cancelled and converted into the right to receive 1.6149 shares of Keane Common Stock;

•

Proposal 2—the C&J Compensation Proposal: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to C&J’s named executive officers in connection with the merger; and

•

Proposal 3—the C&J Adjournment Proposal: to approve the adjournment of the C&J Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the C&J Special Meeting to approve the C&J Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to C&J stockholders.

Completion of the merger is conditioned on the approval of the C&J Merger Proposal by C&J stockholders. Approval of the C&J Compensation Proposal or the C&J Adjournment Proposal are not conditions to the obligation of either C&J or Keane to complete the merger.

Only holders of record of issued and outstanding shares of C&J Common Stock as of the close of business on September 18, 2019, the C&J Record Date, are entitled to notice of, and to vote at, the C&J Special Meeting or any adjournment or postponement of the C&J Special Meeting. C&J stockholders may cast one vote for each share of C&J Common Stock owned as of the C&J Record Date.

Assuming a majority of the total voting power of all outstanding securities of C&J generally entitled to vote at a meeting of stockholders (for purposes of the C&J Special Meeting, a “quorum”) is present at the C&J

Special Meeting, the C&J Merger Proposal requires the affirmative vote of a majority of the outstanding shares of C&J Common Stock entitled to vote thereon. Accordingly, a C&J stockholder’s abstention from voting, a broker non-vote or the failure of a C&J stockholder to vote (including the failure of a C&J stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “against” the C&J Merger Proposal.

Assuming a quorum is present at the C&J Special Meeting, approval of the C&J Compensation Proposal requires the affirmative vote of a majority of votes cast by C&J stockholders entitled to vote thereon and present in person or represented by proxy at the C&J Special Meeting. Accordingly, a C&J stockholder’s abstention from voting, a broker non-vote or the failure of a C&J stockholder to vote (including the failure of a C&J stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the C&J Compensation Proposal.

Whether or not there is a quorum, the approval of the C&J Adjournment Proposal requires the affirmative vote of a majority of votes cast by C&J stockholders entitled to vote thereon and present in person or represented by proxy at the C&J Special Meeting. Accordingly, a C&J stockholder’s abstention from voting, a broker non-vote or the failure of a C&J stockholder to vote (including the failure of a C&J stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the C&J Adjournment Proposal.

The Keane Special Meeting (See page 62)

The Keane Special Meeting will be held on October 22, 2019, at 9:30 a.m. Central Time, at Keane’s headquarters at 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056. The Keane Special Meeting is being held to consider and vote on the following proposals:

•	Proposal 1—the Keane Share Issuance Proposal: to approve the issuance of Keane Common Stock to C&J stockholders in connection with the merger;

•

Proposal 2—the Keane Compensation Proposal: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Keane’s named executive officers in connection with the merger; and

•

Proposal 3—the Keane Adjournment Proposal: to approve the adjournment of the Keane Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the Keane Special Meeting to approve the Keane Share Issuance Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Keane stockholders.

Completion of the merger is conditioned on the approval of the Keane Share Issuance Proposal by Keane stockholders. Approval of the Keane Compensation Proposal or the Keane Adjournment Proposal are not conditions to the obligation of either C&J or Keane to complete the merger.

Only holders of record of issued and outstanding shares of Keane Common Stock as of the close of business on September 18, 2019, the Keane Record Date, are entitled to notice of, and to vote at, the Keane Special Meeting or any adjournment or postponement of the Keane Special Meeting. Keane stockholders may cast one vote for each share of Keane Common Stock that Keane stockholders owned as of the Keane Record Date.

Assuming a majority in voting power of the shares of Keane Common Stock issued and outstanding and entitled to vote is present (for purposes of the Keane Special Meeting, a “quorum”) approval of each of the

Keane Share Issuance Proposal and Keane Compensation Proposal requires the affirmative vote of a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting. Accordingly, a Keane stockholder’s abstention from voting, a broker non-vote or the failure of a Keane stockholder to vote (including the failure of a Keane stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the Keane Share Issuance Proposal or the Keane Compensation Proposal. Pursuant to the Support Agreement, Keane Investor, which owns approximately 49.2% of the outstanding shares of Keane Common Stock, has agreed, among other things, to vote all of its shares of Keane Common Stock in favor of the Keane Share Issuance Proposal and against any proposal made in opposition to the Keane Share Issuance Proposal. Nonetheless, if the Keane Board (acting at the direction of the Keane Special Committee) effects a Change of Recommendation (as defined in “The Merger Agreement—Covenants—No Change of Recommendation”) in connection with a Superior Proposal (as defined in “The Merger Agreement—Covenants—No Solicitation of Acquisition Proposals”), then the foregoing voting requirement under the Support Agreement will be reduced to the lesser of (i) all of the shares of Keane Common Stock of which Keane Investor is the record or beneficial owner or (ii) such portion of the shares of Keane Common Stock equal to 35% of the shares of Keane Common Stock in the aggregate. For a more complete discussion of the Support Agreement, please see “The Merger Agreement—Support Agreement.”

Whether or not there is a quorum, the approval of the Keane Adjournment Proposal requires the affirmative vote of a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting. Accordingly, a Keane stockholder’s abstention from voting, a broker non-vote or the failure of a Keane stockholder to vote (including the failure of a Keane stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the Keane Adjournment Proposal.

Support Agreement (See page 174)

Concurrently with the execution of the Merger Agreement, C&J entered into the Support Agreement with Keane Investor and Cerberus. Keane Investor owns approximately 49.2% of the outstanding shares of Keane Common Stock. The Support Agreement includes covenants to vote such shares (i) in favor of the Keane Share Issuance Proposal and (ii) against (a) any proposal made in opposition to the Keane Share Issuance Proposal, the adoption of the Merger Agreement or that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to impede, interfere with, delay, postpone, discourage, adversely affect, compete or be inconsistent with the Merger, issuance of Keane Common Stock or any other transaction contemplated by the Merger Agreement, (b) any Acquisition Proposal, as defined in “The Merger Agreement—Covenants—No Solicitation of Acquisition Proposals,” and (c) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Keane or Merger Sub under the Merger Agreement or of Keane Investor. However, if the Keane Board (at the recommendation of the Keane Special Committee) effects a Change of Recommendation in connection with a Superior Proposal, the obligation of Keane Investor to vote its shares in the manner set forth above will apply only with respect to the lesser of (i) all of the shares of Keane Common Stock which Keane Investor is the record or beneficial owner or (ii) such portion of Keane Common Stock equal to 35% of the aggregate outstanding shares of Keane Common Stock. The Support Agreement places certain restrictions on the transfer of the shares of Keane Common Stock held by Keane Investor, including, subject to certain exceptions, that for the period commencing at the effective time and continuing for forty-five days thereafter, Keane Investor and Cerberus will not sell, transfer, assign, pledge, encumber or otherwise dispose of, directly or indirectly, their shares of Keane Common Stock or any other securities convertible into or exchangeable for Keane Common Stock. Further, the Support Agreement places restrictions on the ability of Keane Investor and Cerberus to, among other things, acquire, offer to acquire, or agree to acquire, by purchase, or otherwise, beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of, or rights to acquire, (a) any shares of Keane Common Stock, (b) any option, warrant, convertible security, stock appreciation right or other right to acquire such ownership, including through any swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that is exercisable for, converts into or has a settlement payment or mechanism or is priced by reference to or in relation to the value of Keane or shares of Keane Common Stock or (c) any material assets of Keane (other than as part of an authorized sale process) or any securities or material assets of any subsidiary of Keane; provided, however, that notwithstanding the foregoing, Keane Investor and Cerberus and each of their controlled affiliates may acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of Keane Common Stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of Keane Common Stock in the aggregate following such transaction (assuming any stock buy-back transaction announced but not yet consummated by Keane has been consummated as of the time of such acquisition). For a more complete discussion of the Support Agreement, please see “The Merger Agreement—Support Agreement.”

Recommendation of the C&J Board and Reasons for the Merger (See page 85)

The C&J Board unanimously recommends that C&J stockholders vote “FOR” the C&J Merger Proposal, “FOR” the C&J Compensation Proposal and “FOR” the C&J Adjournment Proposal. In reaching its determinations and recommendations, the C&J Board consulted with C&J management and its outside legal and financial advisors, and considered a number of factors that weighed in favor of the merger:

•

the strategic logic of the business combination and the expected benefits of the Combined Company to C&J stockholders, including the expectation that the Combined Company would have enhanced scale, value and financial position, be able to generate $100 million of expected annualized run-rate cost synergies; and have greater potential for future earnings growth and operating cash flow generation, creating a more attractive investment opportunity;

•

the Exchange Ratio and that the merger consideration will provide C&J stockholders with ownership of approximately 50% of the Combined Company and will therefore allow C&J stockholders to participate in the equity value of the Combined Company, including the expected growth and cost synergies resulting from the merger;

•	the structure of the transaction as a merger of equals and the terms of the Merger Agreement providing for equal representation with respect to the governance of the Combined Company;

•

certain other factors considered by the C&J Board based on information provided by, and discussed with, C&J management and its outside legal and financial advisors, including historical information concerning C&J’s and Keane’s respective businesses, assets, financial conditions, results of operations, current business strategies and prospects, and the projected long-term financial results of each of C&J and Keane as stand-alone companies, and the expected pro forma effect of the merger on the Combined Company and its ability to achieve future growth and generate additional returns for C&J stockholders; and

•

the terms of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, including the ability of C&J stockholders to approve or reject the merger by voting on the adoption of the Merger Agreement, the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of consummation of the proposed transactions and the evaluation of the C&J Board of the likely time period necessary to complete the merger.

For a more complete description of the factors considered by the C&J Board in reaching this decision, including potentially negative factors against which these advantages and opportunities were weighed, and additional information on the recommendation of the C&J Board, please see “The Merger—Recommendation of the C&J Board and Reasons for the Merger.”

Recommendation of the Keane Board and Reasons for the Merger (See page 91)

The Keane Board, upon the unanimous recommendation of the Keane Special Committee solely with respect to the Keane Share Issuance Proposal, unanimously recommends that Keane stockholders vote “FOR” the Keane Share Issuance Proposal, “FOR” the Keane Compensation Proposal and “FOR” the Keane Adjournment Proposal. In reaching its determinations and recommendations, each of the Keane Special Committee and the Keane Board consulted with Keane management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the merger:

•

the benefits of the Combined Company, including the belief of the Keane Special Committee and the Keane Board that the Combined Company would be well positioned to achieve future growth and generate additional returns for Keane stockholders;

•

the Exchange Ratio and merger consideration, including the favorability of the Exchange Ratio relative to the intrinsic value of shares of Keane Common Stock over various periods and relative to their current assessment of the valuation of each company and of the cost synergies and other benefits of the merger;

•	the structure of the transaction as a merger of equals and the terms of the Merger Agreement providing for the governance of the Combined Company;

•

certain other factors considered by the Keane Special Committee and the Keane Board, including the past experience the Keane management team has had in timely and effective corporate integration following significant combinations and acquisition, historical information concerning C&J’s and Keane’s respective businesses, financial condition, results of operations, earnings, trading prices, technology positions, managements, competitive positions and prospects on a stand-alone basis and forecasted combined basis, and the current and prospective business environment in which C&J and Keane operate, including international, national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on Keane and the Combined Company; and

•

the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, in their belief, are reasonable. The Keane Special Committee and the Keane Board also reviewed and considered the conditions to the completion of the merger, and concluded that while the completion of the merger is subject to various regulatory approvals, such approvals were likely to be satisfied on a timely basis.

For a more complete description of the factors considered by the Keane Special Committee and the Keane Board in reaching this decision, including potentially negative factors against which these advantages and opportunities were weighed, and additional information on the recommendation of the Keane Board, please see “The Merger—Recommendation of the Keane Board and Reasons for the Merger.”

Opinion of C&J’s Financial Advisor (See page 97 and Annex B)

On June 16, 2019, at a meeting of the C&J Board, Morgan Stanley & Co. LLC (“Morgan Stanley”), C&J’s financial advisor in connection with the merger, rendered its oral opinion to the C&J Board, subsequently confirmed by delivery of a written opinion, dated June 16, 2019, that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken as set forth in the written opinion, taking into account the payment of the Pre-closing Cash Dividend, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view to the holders of shares of C&J Common Stock (other than holders of C&J Excluded Shares).

The full text of the written opinion of Morgan Stanley to the C&J Board, dated June 16, 2019, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. The summary of the opinion of Morgan Stanley in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion. You should read Morgan Stanley’s written opinion, this section and the summary of Morgan Stanley’s opinion carefully and in their entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to the C&J Board, in its capacity as such, and addressed only the fairness from a financial point of view to the holders of shares of C&J Common Stock (other than holders of C&J Excluded Shares) of the Exchange Ratio pursuant to the Merger Agreement as of the date of such opinion.

Morgan Stanley’s opinion did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the price at which the shares of the Combined Company Common Stock would trade following the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of C&J Common Stock or Keane Common Stock as to how such holder should vote at the C&J Special Meeting or Keane Special Meeting or whether to take any other action with respect to the merger. For a further discussion of Morgan Stanley’s opinion, please see “The Merger—Opinion of C&J’s Financial Advisor.”

Opinion of Keane’s Financial Advisor (See page 110 and Annex C)

In connection with the merger, Keane’s financial advisor, Citigroup Global Markets Inc. (“Citi”), delivered a written opinion, dated June 16, 2019, to the Keane Board as to the fairness, from a financial point of view and as of the date of the opinion, to Keane of the Exchange Ratio provided for pursuant to the Merger Agreement.

The full text of Citi’s written opinion, dated June 16, 2019, which describes the assumptions made, including, but not limited to, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by Citi and that the Pre-closing Cash Dividend will be paid prior to the consummation of the merger, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The description of Citi’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Keane Board (in its capacity as such) in connection with its evaluation of the Exchange Ratio from a financial point of view to Keane and did not address any other terms, aspects or implications of the merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Keane to effect or enter into the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Keane or the effect of any other transaction which Keane might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger or otherwise. For a further discussion of Citi’s opinion, please see “The Merger—Opinion of Keane’s Financial Advisor.”

Opinion of the Keane Special Committee’s Financial Advisor (See page 118 and Annex D)

The Keane Special Committee engaged Lazard Frères & Co. LLC (“Lazard”) to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. On June 16, 2019, Lazard rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion, also dated June 16, 2019, to the Keane Special Committee, that, as of such date, and based upon and subject to the assumptions, including, but not limited to, that C&J will declare the Pre-closing Cash Dividend, with a record date on or after the date of the Merger Agreement and prior to the effective time, procedures, factors, qualifications and limitations set forth therein, the Exchange Ratio provided for in the merger was fair, from a financial point of view, to Keane.

The full text of Lazard’s written opinion dated June 16, 2019, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the scope of review undertaken by Lazard in connection with its opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated into this joint proxy statement/prospectus by reference. The description of Lazard’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex D. Keane encourages you to read Lazard’s opinion carefully and in its entirety.

Lazard’s opinion was for the benefit of the Keane Special Committee (in its capacity as such), and Lazard’s opinion was rendered to the Keane Special Committee in connection with its evaluation of the merger. Lazard’s opinion was not intended to and does not constitute a recommendation to any Keane stockholder as to how such stockholder should vote or act with respect to the merger or any matter relating thereto. For a further discussion of Lazard’s opinion, please see “The Merger—Opinion of the Keane Special Committee’s Financial Advisor.”

Board of Directors and Management of the Combined Company (See page 125)

Following the effective time, the Combined Company Board will consist of twelve directors, comprised of:

•	the six C&J Designees, which will include the C&J Chairman (who will continue as the chairman of the Combined Company Board); and

•	the six Keane Designees, which will include the Keane CEO (who will continue as the CEO of the Combined Company).

The parties intend that the Combined Company Board represent an appropriate mix of relevant experience, qualifications and attributes. At least four of the C&J Designees and at least three of the Keane Designees will meet the independence standards of the NYSE as may be applicable with respect to the Combined Company as of the effective time. The individuals expected to serve on the Combined Company Board following the effective time include, as C&J Designees: Stuart Brightman, John Kennedy, Steven Mueller, Patrick Murray (the C&J Chairman), Amy Nelson and Michael Roemer, and as Keane Designees: Robert W. Drummond (the Keane CEO), Marc G. R. Edwards, Christian A. Garcia, Gary H. Halverson, James C. Stewart and Scott Wille.

Prior to the effective time, Keane will take all actions necessary to cause, effective as of the effective time, (i) Robert Drummond, the Keane CEO, to be appointed to serve as the chief executive officer of the Combined Company, (ii) Jan Kees van Gaalen, the chief financial officer of C&J, to be appointed to serve as the executive vice president and chief financial officer of the Combined Company and (iii) Greg Powell, the chief financial officer of Keane, to be appointed to serve as executive vice president and chief integration officer of the Combined Company. Prior to the effective time, Keane will take all actions necessary to cause, effective as of the effective time, the executive officers (other than the officers specified in the preceding sentence) of the Combined Company to be those individuals selected by the Keane CEO on a merit basis, with input from the chief executive officer of C&J and the chief financial officers of C&J and Keane, and without consideration of whether the persons selected serve as employees of C&J or Keane prior to the effective time.

Interests of C&J’s Directors and Executive Officers in the Merger (See page 126)

In considering the recommendations of the C&J Board, C&J stockholders should be aware that C&J’s directors and executive officers have interests in the merger, including financial interests, which may be different from or in addition to the interests of the other C&J stockholders generally. These interests include:

•

the Merger Agreement provides that the directors and officers of C&J and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies following the merger;

•

the Merger Agreement specifies that the merger will be deemed to constitute a “change in control” (or term of similar meaning) at the effective time for purposes of C&J’s and Keane’s benefit plans, policies, programs or agreements (including employment agreements and C&J’s and Keane’s stock plans);

•

the Merger Agreement generally provides that C&J’s outstanding long-term incentive equity awards will be converted into like-awards with respect to Keane Common Stock on substantially the same terms and conditions, except that (i) any C&J Performance Share Awards that are unvested as of the effective time will be assumed by Keane and converted into Keane time-based restricted share awards with performance-based vesting conditions deemed achieved at target performance levels and (ii) any C&J Performance Share Awards that are fully vested as of the effective time (after taking into account any acceleration upon consummation of the merger in accordance with the terms and conditions of the applicable award agreement pursuant to which such award was granted) will be settled with Keane Common Stock;

•

in connection with the merger, C&J time-based long-term incentive equity and cash awards were modified to provide for accelerated vesting (i) on a termination without “cause” or for “good reason” within twelve months of a “change in control” for non-executives, and (ii) on a termination without “cause” or for “good reason” at any time for executives, in each case, to the extent that such acceleration benefits were not already provided for pursuant to the existing terms and conditions of such awards;

•

C&J’s executive officers are entitled to enhanced severance benefits under their respective employment agreements in the event of a qualifying termination of employment with a certain period of time following the effective time, or, with respect to certain executives, prior to the effective time; and

•	certain of C&J’s executive officers are eligible to receive a cash-based transaction success incentive bonus in connection with the merger.

The members of the C&J Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that C&J stockholders approve the C&J Merger Proposal.

Treatment of Existing C&J Long-Term Incentive Awards in the Merger (See page 127)

Each C&J Option, whether vested or unvested, that is outstanding immediately prior to the effective time will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Option, but will vest and be converted into an option to purchase a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J Option immediately prior to the effective time and (ii) the Exchange Ratio (rounded down to the nearest whole share), with a per share exercise price equal to (a) the per share exercise price applicable to such C&J Option immediately prior to the effective time divided by (b) the Exchange Ratio (rounded up to the nearest whole cent).

Each C&J Performance Share Award that is outstanding immediately prior to the effective time other than a Vested C&J Performance Share Award will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions (including the time-based vesting schedule applicable to such award, but excluding any performance-based vesting requirements) as were applicable to such C&J Performance Share Award, but will be converted into an award with respect to a number of shares of Keane Common Stock (rounded up or down to the nearest whole share) equal to the product of (i) the number of shares of C&J Common Stock subject to such C&J Performance Share Award and (ii) the Exchange Ratio. For purposes of the immediately preceding sentence, the number of shares of C&J Common Stock subject to such C&J Performance Share Award will be deemed to be the number of shares subject to the C&J Performance Share Award assuming the applicable performance metrics were achieved at target levels. Vested C&J Performance Share Awards will, at the effective time, be deemed to have been settled with shares of C&J Common Stock, and the holders thereof will receive the merger consideration in the same manner as holders of shares of C&J Common Stock.

Each C&J RSU Award will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J RSU Award, but will be converted into an award with respect to a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J RSU Award immediately prior to the effective time and (ii) the Exchange Ratio.

Each C&J Restricted Stock Award will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Restricted Stock Award, but will be converted into an award with respect to a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J Restricted Stock Award immediately prior to the effective time and (ii) the Exchange Ratio.

Each C&J Restricted Cash Award, whether vested or unvested, that is outstanding immediately prior to the effective time and not settled as of the closing date will, at the effective time, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Restricted Cash Award.

Interests of Keane’s Directors and Executive Officers in the Merger (See page 134)

In considering the recommendations of the Keane Board, Keane stockholders should be aware that Keane’s directors and executive officers have interests in the merger, including financial interests, which may be different from, or in addition to, the interests of the other Keane stockholders generally.

These interests include:

•

the Merger Agreement reflects the respective decisions of the Keane Board and the C&J Board that the merger will be deemed to constitute a “change in control” or “change of control” at the effective time for purposes of C&J’s and Keane’s benefit plans, policies, programs or agreements (including employment agreements and C&J’s and Keane’s stock plans);

•	certain of Keane’s executive officers will receive accelerated vesting of Keane PSU Awards upon the consummation of the merger;

•

Keane’s executive officers may be entitled to severance benefits under their respective employment and equity award arrangements in the event of a qualifying termination of employment following the effective time; and

•	certain of Keane’s executive officers may be eligible to receive a cash-based retention or performance award in connection with the merger.

The members of the Keane Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Keane stockholders approve the Keane Share Issuance Proposal. Other interests are described in more detail in “The Merger—Interests of Keane’s Directors and Executive Officers in the Merger.”

Treatment of Existing Keane Equity Awards in the Merger (See page 135)

Keane Options, Keane RSU Awards and Keane Restricted Stock Awards that are outstanding immediately before the effective time of the merger will continue to be awards in respect of Keane Common Stock following the merger and subject to the same terms and conditions that were applicable to such awards before the effective time. Outstanding Keane PSU Awards held by certain of Keane’s executive officers will be amended to provide that, upon the consummation of the merger, the respective executive officer will become fully vested in his Keane PSU Award at the target level of achievement. The Merger Agreement reflects the respective decisions of the Keane Board and the C&J Board that the merger will be deemed to constitute a “change in control” or “change of control” at the effective time for purposes of C&J’s and Keane’s benefit plans, policies, programs or agreements (including employment agreements and C&J’s and Keane’s stock plans).

Certain Beneficial Owners of C&J Common Stock (See page 212)

At the close of business on August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, C&J’s directors and executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 823,518 shares of C&J Common Stock, collectively representing 1.25% of the shares of C&J Common Stock outstanding on August 29, 2019. Although none of them has entered into any agreement obligating them to do so, C&J currently expects that all of its directors and executive officers will vote their shares “FOR” the C&J Merger Proposal, “FOR” the C&J Compensation Proposal and “FOR” the C&J Adjournment Proposal. For more information regarding the security ownership of C&J directors and executive officers, please see “Certain Beneficial Owners of C&J Common Stock.”

Certain Beneficial Owners of Keane Common Stock (See page 214)

At the close of business on August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, Keane’s directors and executive officers, as a group, beneficially owned and were entitled to vote approximately 683,949 shares of Keane Common Stock, collectively representing 0.65% of the shares of Keane Common Stock outstanding on August 29, 2019. Keane currently expects that all of its directors and executive officers will vote their shares “FOR” the Keane Share Issuance Proposal, “FOR” the Keane Compensation Proposal and “FOR” the Keane Adjournment Proposal. For more information regarding the security ownership of Keane directors and executive officers, please see “Certain Beneficial Owners of Keane Common Stock.” Pursuant to the Support Agreement, Keane Investor, which owns approximately 49.2% of the outstanding shares of Keane Common Stock, has agreed, among other things, to vote all of its shares of Keane Common Stock in favor of the Keane Share Issuance Proposal and against any proposal made in opposition to the Keane Share Issuance Proposal. Nonetheless, if the Keane Board (acting at the direction of the Keane Special Committee) effects a Change of Recommendation in connection with a Superior Proposal, then the foregoing voting requirement under the Support Agreement will be reduced to the lesser of (i) all of the shares of Keane Common Stock of which Keane Investor is the record or beneficial owner or (ii) such portion of the shares of Keane Common Stock equal to 35% of the shares of Keane Common Stock in the aggregate. For a more complete discussion of the Support Agreement, please see “The Merger Agreement—Support Agreement.”

Ownership of the Combined Company after the Merger

As of the date of this joint proxy statement/prospectus, based on the Exchange Ratio, the shares outstanding of C&J Common Stock (plus outstanding C&J RSU Awards, outstanding C&J Performance Share Awards, and outstanding C&J Restricted Stock Awards) and the shares outstanding of Keane Common Stock (plus outstanding Keane RSU Awards, outstanding Keane PSU Awards and outstanding Keane Restricted Stock Awards), C&J and Keane estimate that holders of C&J Common Stock as of immediately prior to the effective time will hold, in the aggregate, approximately 50% of the issued and outstanding shares of Combined Company Common Stock (based on fully diluted shares outstanding of the Combined Company) immediately following the effective time, and holders of shares of Keane Common Stock as of immediately prior to the effective time will hold, in the aggregate, approximately 50% of the issued and outstanding shares of Combined Company Common Stock (based on fully diluted shares outstanding of the Combined Company) immediately following the effective time.

Conditions to the Completion of the Merger (See page 167)

Each party’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	receipt of the C&J Required Vote and the Keane Required Vote;

•	the shares of Keane Common Stock issuable in accordance with the Merger Agreement being approved for listing on the NYSE;

•

expiration or earlier termination of waiting periods under the HSR Act, which early termination was received on July 18, 2019, the receipt of all Requisite Regulatory Approvals, and the continued full force and effectiveness of the Requisite Regulatory Approvals;

•

no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or governmental order in connection with a Requisite Regulatory Approval that remains in effect that would require either C&J or Keane or any of their subsidiaries to take or commit to take any actions constituting or that would reasonably be expected to have a Burdensome Effect, as defined in “The Merger Agreement—Covenants—Cooperation; Efforts to Consummate,” or would otherwise constitute or reasonably be expected to have a Burdensome Effect;

•

this joint proxy statement/prospectus becomes effective, no stop order suspending the effectiveness of this joint proxy statement/prospectus is issued and remains in effect, and no proceedings for that purpose have commenced or are threatened in writing by the SEC; and

•	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any Relevant Legal Restraint.

The obligations of C&J to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	the accuracy of the representations and warranties of Keane as follows:

•

the representations and warranties of Keane regarding organization, good standing and qualification, corporate authority and approval, takeover statutes, and Keane’s brokers and finders must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects as of the effective time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all material respects as of such particular date or period of time);

•

the representations and warranties of Keane regarding the absence of certain changes or events that has had or would, individually or in the aggregate, reasonably be excepted to have a materially adverse effect on Keane, must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the effective time;

•

the representation of Keane regarding its capital structure must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the effective time, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of Keane and Merger Sub set forth in the Merger Agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) as of the date of the Merger Agreement and as of the effective time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to Keane;

•	Keane’s and Merger Sub’s performance of, in all material respects, their obligations under the Merger Agreement required to be performed at or prior to the effective time;

•

the receipt by C&J of a certificate of the chief executive officer or chief financial officer of Keane certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied;

•	Keane having taken the actions necessary regarding governance of Keane as provided in the Merger Agreement effective as of the effective time; and

•

the receipt by C&J of a written opinion from C&J’s outside legal counsel (or if C&J’s outside legal counsel is unable to deliver such opinion, Keane’s outside legal counsel), dated as of the effective time, to the effect that the Integrated Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Keane’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	the accuracy of the representations and warranties of C&J as follows:

•

the representations and warranties of C&J regarding organization, good standing and qualification, corporate authority and approval, takeover statutes, and C&J’s brokers and finders must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects as of the effective time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all material respects as of such particular date or period of time);

•

the representations and warranties of C&J regarding the absence of certain changes or events that has had or would, individually or in the aggregate, reasonably be excepted to have a materially adverse effect on C&J, must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the effective time;

•

the representation of C&J regarding its capital structure must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the effective time, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of C&J set forth in the Merger Agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) as of the date of the Merger Agreement and as of the effective time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to C&J;

•	C&J’s performance of, in all material respects, its obligations under the Merger Agreement required to be performed at or prior to the effective time;

•

the receipt by Keane of a certificate of the chief executive officer or chief financial officer of C&J certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied; and

•

the receipt by Keane of a written opinion from Keane’s outside legal counsel (or if Keane’s outside legal counsel is unable to deliver such opinion, C&J’s outside legal counsel), dated as of the effective time, to the effect that the Integrated Mergers, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

No Solicitation of Acquisition Proposals (See page 154)

Each of C&J and Keane has agreed that neither it nor any of its subsidiaries will, and that it will cause its and its subsidiaries’ directors, officers and employees not to, and not permit its investment bankers, attorneys, accountants and other advisors or representatives to (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively the “Representatives”) directly or indirectly:

•

initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of the Merger Agreement prohibit such discussions or negotiations);

•

provide any nonpublic information to any person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•

otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•

waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, provided that if C&J, acting at the direction of the C&J Board, or Keane, acting at the direction of the Keane Special Committee, as applicable, determines in good faith after consultation with such party’s legal counsel that the failure to waive a particular standstill provision would be a breach of such party’s fiduciary duties under applicable law, then such party may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an Acquisition Proposal; or

•

resolve, agree or publicly propose to, or permit the relevant party, any of its subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to above.

Notwithstanding the restrictions described above, prior to, but not after, the time the C&J Required Vote or the Keane Required Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of the Merger Agreement that did not arise from or in connection with a breach of the above obligations, C&J (acting at the direction of the C&J Board) or Keane (acting at the direction of the Keane Special Committee), as applicable, may:

•

provide information in response to a request therefor (including nonpublic information regarding it or any of its subsidiaries) to the person who made such Acquisition Proposal only if such information has previously been made available to, or is made available to the other party prior to or substantially concurrently with the time such information is made available to the person who made such Acquisition

Proposal and, prior to furnishing any such information, such party receives from the person making such Acquisition Proposal an executed confidentiality agreement containing terms that are generally not less restrictive to the person who made such Acquisition Proposal than the terms in a confidentiality agreement with C&J or Keane, as applicable (provided that such confidentiality agreement need not include any “standstill” terms), and which confidentiality agreement does not prohibit compliance by either of C&J or Keane, as applicable, with this bullet point; and

•	participate in any discussions or negotiations with any such person regarding such Acquisition Proposal,

in each case if, and only if, prior to taking any such action, the C&J Board or the Keane Special Committee, as applicable, determines in good faith after consultation with its outside legal counsel that based on the information then available and after consultation with its financial advisor (i) such Acquisition Proposal either constitutes a Superior Proposal, as defined in “The Merger Agreement—Covenants—No Solicitation of Acquisition Proposals,” or could reasonably be expected to result in a Superior Proposal and (ii) failure to engage in such activities would reasonably be expected to be inconsistent with its directors’ fiduciary duties under applicable law.

No Change of Recommendation (See page 156)

Subject to certain exceptions described below, neither the C&J Board, including any committee thereof, nor the Keane Board (acting at the direction of the Keane Special Committee), may make a Change of Recommendation, or cause or permit C&J or Keane, as applicable, to enter into an Alternative Acquisition Agreement, as defined in “The Merger Agreement—Covenants—No Change of Recommendation.”

Permitted Change of Recommendation—Superior Proposal

Prior to, but not after, the time the C&J Required Vote or the Keane Required Vote is obtained, as applicable, the C&J Board or the Keane Board (acting at the direction of the Keane Special Committee) may effect a Change of Recommendation if an unsolicited, bona fide written Acquisition Proposal received after the date of the Merger Agreement that did not arise from or in connection with a breach of the obligations set forth in the Merger Agreement is received by a party and is not withdrawn, and the C&J Board or the Keane Special Committee, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) failure to consider such Acquisition Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law, and meets certain other conditions as described in “The Merger Agreement—Covenants—No Change of Recommendation” and “The Merger Agreement—Covenants—Permitted Change of Recommendation—Superior Proposal.”

Permitted Change of Recommendation—Intervening Event

Prior to, but not after, the time the C&J Required Vote or the Keane Required Vote is obtained, as applicable, the C&J Board or the Keane Board (acting at the direction of the Keane Special Committee) as applicable, may effect a Change of Recommendation if an Intervening Event, as defined in “The Merger Agreement—Covenants—Permitted Change of Recommendation—Intervening Event,” has occurred, and prior to taking such action, the C&J Board or the Keane Board (acting at the direction of the Keane Special Committee) determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and meets certain other conditions as described in “The Merger Agreement—Covenants—No Change of Recommendation” and “The Merger Agreement—Covenants—Permitted Change of Recommendation—Intervening Event.”

C&J Special Meeting (See page 159)

In accordance with applicable law and its organizational documents, C&J must take all action necessary to convene the C&J Special Meeting as promptly as practicable after this joint proxy statement/prospectus is declared effective, to consider and vote upon the approval of the C&J Merger Proposal and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the Merger Agreement, or, if there are insufficient shares of C&J Common Stock represented (either in person or by proxy) to constitute a quorum at the originally scheduled C&J Special Meeting. Subject to the right of the C&J Board to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, C&J must use reasonable best efforts to solicit from its stockholders proxies in favor of the C&J Merger Proposal.

Unless the Merger Agreement has been terminated in accordance with its terms, as described in “The Merger Agreement—Termination of the Merger Agreement,” the obligation of C&J to call, give notice of, convene and hold the C&J Special Meeting to consider and vote upon the adoption of the Merger Agreement will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

Keane Special Meeting (See page 160)

In accordance with applicable law and its organizational documents, Keane must take all action necessary to convene the Keane Special Meeting as promptly as practicable after this joint proxy statement/prospectus is declared effective, to consider and vote upon the approval of the Keane Share Issuance Proposal and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the Merger Agreement, or, if there are insufficient shares of Keane Common Stock represented (either in person or by proxy) to constitute a quorum at the originally scheduled Keane Special Meeting. Subject to the right of the Keane Board (acting at the direction of the Keane Special Committee) to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, Keane must use reasonable best efforts to solicit from its stockholders proxies in favor of the Keane Share Issuance Proposal.

Unless the Merger Agreement has been terminated in accordance with its terms, as described in “The Merger Agreement—Termination of the Merger Agreement,” the obligation of Keane to call, give notice of, convene and hold the Keane Special Meeting to consider and vote upon the approval of the issuance of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

Termination of the Merger Agreement (See page 169)

Termination by Mutual Consent

The Merger Agreement may be terminated and the merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the effective time by mutual written consent of C&J (acting at the direction of the C&J Board) and Keane (by action of the Keane Board (acting at the direction of the Keane Special Committee)).

Termination by Either C&J or Keane

Either C&J or Keane may terminate the Merger Agreement and the merger may be abandoned at any time prior to the effective time by action of the C&J Board or the Keane Board (acting at the direction of the Keane Special Committee), as applicable, if:

•	there is an Outside Date termination event;

•	there is a regulatory restraint termination event; or

•	the C&J Required Vote or Keane Required Vote, as applicable, has not been obtained,

in each case, as such terms are defined in “The Merger Agreement—Termination of the Merger Agreement—Termination by Either C&J or Keane.”

Termination by C&J

C&J (acting at the direction of the C&J Board) may terminate the Merger Agreement and the merger may be abandoned at any time prior to the effective time:

•	prior to the time the Keane Required Vote is obtained, if the Keane Board has made a Change of Recommendation; or

•

if at any time prior to the effective time, there has been a breach by Keane of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions relating to accuracy of representations and warranties and performance of covenants would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by C&J to Keane or (ii) three business days prior to the Outside Date) (each such event, a “Keane Terminable Breach”); except that this right to terminate the Merger Agreement is not available if C&J has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement in any manner that has been the primary cause of, or primarily resulted in, the occurrence of the failure of a condition to the consummation of the merger to be satisfied.

Termination by Keane

Keane may terminate the Merger Agreement and the merger may be abandoned at any time prior to the effective time (by action of the Keane Board (acting at the direction of the Keane Special Committee)):

•	prior to the time the C&J Required Vote is obtained, if the C&J Board has made a Change of Recommendation; or

•

if at any time prior to the effective time, there has been a breach by C&J of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions relating to accuracy of representations and warranties and performance of covenants would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Keane to C&J or (ii) three business days prior to the Outside Date) (each such event, a “C&J Terminable Breach”); except that this right to terminate the Merger Agreement is not available if Keane has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement in any manner that has been the primary cause of, or primarily resulted in, the occurrence of the failure of a condition to the consummation of the merger to be satisfied.

Termination Fees (See page 171)

C&J will be required to pay to Keane a termination fee of $30 million if the Merger Agreement is terminated:

•

by either party pursuant to an Outside Date termination or a C&J no vote termination (as defined in “The Merger Agreement—Termination of the Merger Agreement—Termination by Either C&J or Keane”), or by Keane pursuant to a C&J Terminable Breach, and, in either case:

•	a bona fide Acquisition Proposal with respect to C&J has been publicly made directly to C&J stockholders or otherwise has become publicly known or any person has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to C&J (and such Acquisition Proposal or publicly announced intention has not been publicly withdrawn without qualification five business days prior to (i) the date of such termination, (ii) with respect to an Outside Date termination or the date of such termination, with respect to a C&J Terminable Breach or (iii) the date of the C&J Special Meeting, with respect to a C&J no vote termination); and

•

within 12 months after such termination, (i) C&J or any of its subsidiaries has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to C&J or (ii) there has been consummated any Acquisition Proposal with respect to C&J (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”);

•	by Keane pursuant to a Change of Recommendation by C&J; or

•

by either C&J or Keane pursuant to a C&J no vote termination (and, at the time of such termination, Keane had the right to terminate the Merger Agreement as a result of a Change of Recommendation by C&J).

Keane will be required to pay to C&J a termination fee of $30 million if the Merger Agreement is terminated:

•

by either party pursuant to an Outside Date termination or a Keane no vote termination (as defined in “The Merger Agreement—Termination of the Merger Agreement—Termination by Either C&J or Keane”), or by C&J pursuant to a Keane Terminable Breach, and, in either case:

•

a bona fide Acquisition Proposal with respect to Keane has been publicly made directly to Keane stockholders or otherwise has become publicly known or any person has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Keane (and such Acquisition Proposal or publicly announced intention has not been publicly withdrawn without qualification five business days prior to (i) the date of such termination, (ii) with respect to an Outside Date termination or the date of such termination, with respect to a Keane Terminable Breach or (iii) the date of the Keane Special Meeting, with respect to a Keane no vote termination); and

•

within 12 months after such termination, (i) Keane or any of its subsidiaries has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Keane or (ii) there has been consummated any Acquisition Proposal with respect to Keane (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”);

•	by C&J pursuant to a Change of Recommendation by Keane; or

•

by either C&J or Keane pursuant to a Keane no vote termination (and, at the time of such termination, C&J had the right to terminate the Merger Agreement as a result of a Change of Recommendation by Keane).

Expense Reimbursement (See page 172)

If the Merger Agreement is terminated by (i) either C&J or Keane pursuant to a C&J no vote termination, then promptly, but in no event later than, in the case of such termination by Keane, three business days or, in the case of such termination by C&J, one business day after the date of such termination, or (ii) Keane pursuant to a C&J Terminable Breach, then promptly, but in no event later than three business days, C&J will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and stockholders’ meetings and consents of Keane up to a maximum amount equal to $7.5 million, to Keane or its designee by wire transfer of immediately available cash funds; provided that any such amounts paid will be credited (without interest) against any termination fee paid by C&J to Keane (or its designee) pursuant to the terms of the Merger Agreement.

If the Merger Agreement is terminated by (i) either C&J or Keane pursuant to a Keane no vote termination, then promptly, but in no event later than, in the case of such termination by C&J, three business days or, in the case of such termination by Keane, one business day after the date of such termination, or (ii) C&J pursuant to a Keane Terminable Breach, then promptly, but in no event later than three business days, Keane will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and stockholders’ meetings and consents of C&J up to a maximum amount equal to $7.5 million, to C&J or its designee by wire transfer of immediately available cash funds; provided that any such amounts paid will be credited (without interest) against any termination fee paid by Keane to C&J (or its designee) pursuant to the terms of the Merger Agreement.

Stockholders’ Agreement (See page 175)

At the closing of the merger, the Combined Company will enter into a second amended and restated stockholders’ agreement with Keane Investor (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, effective as of the effective time, Keane Investor (or Cerberus, if Cerberus no longer holds its Combined Company Common Stock through Keane Investor) will have the right to designate (i) two individuals to the Combined Company Board for as long as Keane Investor or Cerberus, as applicable, has beneficial ownership of at least 12.5% of the outstanding Combined Company Common Stock and (ii) one individual to the Combined Company Board for as long as Keane Investor or Cerberus, as applicable, has beneficial ownership of less than 12.5% but at least 7.5% of the outstanding Combined Company Common Stock. Pursuant to the Stockholders’ Agreement, Keane Investor or Cerberus, as applicable, has customary replacement rights for such designees.

Pursuant to the Stockholders’ Agreement, Keane Investor may make up to four demands for the Combined Company to register under the Securities Act all of the registrable securities not then covered by an existing and effective registration statement of the Combined Company by delivering to the Combined Company a written notice of each such demand.

Pursuant to the Stockholders’ Agreement, subject to certain limitations, if the Combined Company proposes to register any shares of common stock under the Securities Act (other than (i) pursuant to a registration statement requested in connection with the exercise of any demand registration rights described in preceding paragraph, (ii) on Form S-4 or Form S-8 (or a similar or successor form) or (iii) with respect to certain other specified offerings) with respect to an offering of shares of Combined Company Common Stock for its own account or for the account of any of its stockholders, it must, as soon as practicable, give written notice to Keane Investor of its intention to do so (but in no event less than ten days prior to the proposed filing date) and offer Keane Investor the opportunity to register under such registration all registrable securities with respect to which the Combined Company has received written requests for inclusion therein. For a more complete discussion of the Stockholders’ Agreement, please see “The Merger Agreement—Stockholders’ Agreement.”

Accounting Treatment (See page 145)

C&J and Keane prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). Although the parties have structured the merger as a merger of equals, GAAP requires that one party to the merger be identified as the acquirer. The merger will be accounted for using the acquisition method of accounting, with Keane being treated as the accounting acquirer. In identifying Keane as the acquiring entity for accounting purposes, C&J and Keane took into account a number of factors as of the date of this joint proxy statement/prospectus, including which entity is issuing its equity interests, the existence of a large minority interest, the intended corporate governance structure of the Combined Company, the intended senior management of the Combined Company, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that Keane is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

Material U.S. Federal Income Tax Consequences (See page 185)

The Integrated Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of C&J and Keane to complete the Integrated Mergers that each of C&J and Keane receives a legal opinion to that effect. If C&J’s outside legal counsel is unable to deliver such opinion to C&J, Keane’s outside legal counsel may provide such opinion to C&J. If Keane’s outside legal counsel is unable to deliver such opinion to Keane, C&J’s outside legal counsel may provide such opinion to Keane. Accordingly, holders of C&J Common Stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of C&J Common Stock for shares of Keane Common Stock in the Integrated Mergers, except with respect to any cash received in lieu of fractional shares.

Comparison of Stockholders’ Rights (See page 190)

Upon completion of the merger, C&J stockholders receiving shares of Keane Common Stock will become stockholders of the Combined Company, and their rights will be governed by Delaware law and the governing corporate documents of the Combined Company in effect at the effective time. C&J stockholders will have different rights once they become stockholders of the Combined Company due to differences between the governing corporate documents of C&J and the Combined Company, as further described in “Comparison of Stockholders’ Rights.”

Listing of Keane Common Stock; Delisting and Deregistration of C&J Common Stock and Warrants (See page 164)

Prior to the effective time, Keane will use its reasonable best efforts to cause the shares of Keane Common Stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance. If the merger is completed, C&J Common Stock will be delisted from the NYSE and deregistered under the Exchange Act and C&J will no longer be required to file periodic reports with the SEC with respect to C&J Common Stock.

C&J has agreed to cooperate with Keane and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting of the shares of C&J Common Stock from the NYSE and the deregistration of the shares of C&J Common Stock under the Exchange Act as promptly as practicable after the effective time.

The outstanding warrants to purchase shares of C&J Common Stock issued pursuant to that certain warrant agreement, dated as of January 6, 2017 (the “Warrant Agreement”), will be deemed exercised on the last trading day prior to the closing date in accordance with the terms and conditions thereof. No warrants to purchase shares of C&J Common Stock will be outstanding at the effective time, such warrants to be deregistered under the Exchange Act.

Regulatory Approvals (See page 172)

C&J and Keane are required to cooperate with each other and use, and to cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable law to cause the conditions to closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Outside Date) and to consummate and make effective the merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings (including by filing no later than ten business days after the date of the Merger Agreement the notification and report form required under the HSR Act), and to obtain as promptly as reasonably practicable (and in any event no later than the Outside Date) all actions or non-actions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations (collectively, “consents”), necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the merger and the other transactions contemplated by the Merger Agreement, executing and delivering any additional instruments necessary to consummate the merger and the other transactions contemplated by the Merger Agreement and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the merger and the other transactions contemplated by the Merger Agreement.

C&J and Keane are required under the Merger Agreement to jointly act and cooperate with respect to effecting filings with and obtaining consents from governmental entities and to accept or agree to certain conditions, as described in “The Merger Agreement—Covenants—Cooperation; Efforts to Consummate,” including potential asset divestitures, in order to obtain such regulatory approvals.

The completion of the merger is subject to the receipt of antitrust clearance in the United States. With respect to the United States, under the HSR Act, the merger may not be completed until notification and report forms have been filed with the U.S. Federal Trade Commission (the “FTC”), and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act notifications or the early termination of that waiting period. If the FTC or DOJ issues a request for further information (a “Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. C&J and Keane each filed an HSR Act notification with the FTC and the DOJ on June 28, 2019 and on July 18, 2019, early termination of the HSR Act waiting period was granted.

Appraisal Rights and Dissenters’ Rights (See page 141)

Under the DGCL and the governing documents of C&J and Keane, C&J stockholders and Keane stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the merger.

Litigation Related to the Merger (See page 141)

Following the public announcement of the merger, a purported stockholder of C&J filed a putative federal class action complaint on behalf of himself and all owners of C&J Common Stock (other than defendants and related or affiliated persons) against C&J and the members of the C&J Board and two purported stockholders of C&J filed two putative federal class action complaints on behalf of themselves and all owners of C&J Common Stock (other than defendants and related or affiliated persons) against C&J, the members of the C&J Board, Keane and Merger Sub. A purported stockholder of Keane also filed a putative federal class action complaint on behalf of himself and all owners of Keane Common Stock (other than defendants and related or affiliated persons) against Keane and the members of the Keane Board. These complaints contain allegations that, among other things, the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, fails to disclose certain allegedly material information in violation of federal securities laws. The lawsuits seek injunctive relief enjoining the merger, damages and costs, among other remedies. Another purported stockholder of Keane filed a putative class action complaint in Delaware Chancery Court on behalf of himself and all owners of Keane Common Stock (other than defendants and related or affiliated persons) against the members of the Keane Board. This complaint contains allegations contending, among other things, that the Keane Board breached their fiduciary duties in connection with alleged deficiencies in the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. The lawsuit seeks damages and costs, among other remedies. The defendants have not yet answered or otherwise responded to these complaints. C&J, the C&J Board, Keane and the Keane Board believe these lawsuits are without merit and intend to defend against them vigorously.

Risk Factors (See page 34)

In evaluating the Merger Agreement, the merger or the issuance of shares of Keane Common Stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF C&J

The following table sets forth C&J’s selected consolidated historical financial information that has been derived from consolidated financial statements as of and for the years ended December 31, 2018 and 2017 (Successor), as of and for the years ended December 31, 2016, 2015 and 2014 (Predecessor) and as of and for the six months ended June 30, 2019 and 2018 (Successor).

In July 2016, C&J Energy Services Ltd., a Bermuda corporation (the “Predecessor”) and its consolidated subsidiaries voluntarily filed petitions for reorganization seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code, with ancillary recognition proceedings filed in Canada and Bermuda. The plan of reorganization of the Predecessor was confirmed in December 2016, and on January 6, 2017, the Predecessor’s equity was canceled, the Predecessor transferred all of its assets and operations to C&J (the “Successor”), and the Predecessor was subsequently dissolved. The consolidated historical financial information presented below reflect C&J’s emergence from bankruptcy proceedings on January 6, 2017, and fresh start accounting following its successful completion of its financial restructuring, having satisfied all of the conditions to the effectiveness of its plan of reorganization.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of C&J nor does it include the effects of the merger. The selected consolidated financial data for the years ended December 31, 2018, 2017 and 2016 have been derived from C&J’s selected financial data and audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which is incorporated by reference herein in its entirety. The selected consolidated financial data for each of the years ended December 31, 2015 and 2014 was derived from the Predecessor’s selected financial data and audited consolidated financial statements for such years, which have not been incorporated by reference herein. The selected historical consolidated financial data for the six months ended June 30, 2019 and 2018 have been derived from C&J’s unaudited consolidated financial data included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, which is incorporated by reference herein in its entirety. The selected balance sheet data as of June 30, 2018 was derived from C&J’s unaudited consolidated financial statements as of June 30, 2018, which have not been incorporated by reference herein.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end, and the results of operations for the interim periods presented herein are not necessarily indicative of results to be expected for the year. In management’s opinion, the accompanying unaudited historical consolidated financial data include all adjustments of a normal recurring nature necessary for a fair statement of C&J’s consolidated financial position as of June 30, 2019 and 2018, and its consolidated results of operations and cash flows for the six months ended June 30, 2019 and 2018.

The selected historical consolidated financial data presented below is not intended to replace C&J’s historical consolidated financial statements. This summary should be read together with the other information contained in C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, including the sections therein entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto.

	Successor				Predecessor
	Six Months Ended June 30,		Year Ended December 31,		Year Ended December 31,
(in thousands except per share amounts)	2019	2018	2018	2017	2016	2015	2014
Statement of Operations Data:
Revenue	$1,011,851	$1,163,521	$2,222,089	$1,638,739	$971,142	$1,748,889	$1,607,944
Costs and expenses:
Direct costs	824,853	882,599	1,724,707	1,288,092	947,255	1,523,194	1,179,227
Depreciation and amortization	117,849	100,730	224,867	140,650	217,440	276,353	108,145
Selling, general and administrative expenses	108,246	125,843	225,511	250,871	229,267	239,697	182,518
(Gain) loss on disposal of assets	10,718	(440)	25,676	(31,463)	3,075	(544)	(17)
Impairment expense	79,935	—	146,015	—	436,395	791,807	—
Research and development	3,501	3,553	6,286	6,368	7,718	16,704	14,327

Operating income (loss)	(133,251)	51,236	(130,973)	(15,779)	(870,008)	(1,098,322)	123,744

Other income (loss):
Interest expense, net	(789)	(2,613)	(3,899)	(1,527)	(157,465)	(82,086)	(9,840)
Other income (expense), net	16	(486)	2,453	3	9,504	8,773	598

Total other income (expense)	(773)	(3,099)	(1,446)	(1,524)	(147,961)	(73,313)	(9,242)

Income (loss) before reorganization items and income taxes	(134,024)	48,137	(132,419)	(17,303)	(1,017,969)	(1,171,635)	114,502
Reorganization items	—	—	—	—	55,330	—	—
Income tax expense (benefit)	(145)	(953)	(2,414)	(39,760)	(129,010)	(299,093)	45,679

Net income (loss)	$(133,879)	$49,090	$(130,005)	$22,457	$(944,289)	$(872,542)	$68,823

Per Share Data
Net income (loss) per common share:
Basic	(2.06)	0.73	(1.94)	0.37	(7.98)	(8.48)	1.28
Diluted	(2.06)	0.73	(1.94)	0.37	(7.98)	(8.48)	1.22
Weighted average common shares outstanding:
Basic	65,056	67,227	66,897	61,208	118,305	102,853	53,838
Diluted	65,056	67,267	66,897	61,460	118,305	102,853	56,513

Statement of Cash Flows Data:
Cash flows from operating activities	$71,405	$134,727	$342,064	$94	$(107,372)	$103,005	$181,837
Cash flows from investing activities	(88,512)	(133,428)	(276,160)	(275,686)	(26,927)	(825,156)	(343,412)
Cash flows from financing activities	(4,383)	(5,337)	(44,426)	210,339	174,264	734,126	157,178

Other Financial Data:
Capital expenditures	$91,273	$155,790	$311,059	$210,186	$57,909	$166,321	$307,598
Adjusted EBITDA	$101,537	$170,472	$300,408	$140,714	$(84,894)	$65,015	$271,296

Balance Sheet Data (at end of period):
Total assets	$1,330,087	$1,682,710	$1,424,454	$1,608,857	$1,361,682	$2,198,952	$1,612,746
Long-term debt(1)	$—	$—	$—	$—	$—	$1,108,123	$349,875
Total liabilities(2)	$298,058	$316,314	$271,125	$287,435	$214,906	$1,566,309	$830,894
Total stockholders’ equity (deficit)	$1,032,029	$1,366,396	$1,153,329	$1,321,422	$(298,570)	$632,643	$781,852

(1)	Long-term debt includes capital lease obligations and is net of original issue discount and financing costs of $86.3 million in 2015.
(2)	Total liabilities as of December 31, 2016 excludes $1.45 billion of liabilities subject to compromise in connection with C&J’s bankruptcy proceedings.

Adjusted EBITDA is defined as total earnings (loss) before net interest expense, income taxes, depreciation and amortization, other income (expense), net gain or (loss) on disposal of assets, acquisition-related costs, and non-routine items. Calculation of Adjusted EBITDA was modified in 2019, and historical calculations were adjusted to be consistent with the current calculation.

Set forth below is a reconciliation of net income (loss) to Adjusted EBITDA:

	Successor				Predecessor
	Six Months Ended June 30,		Year Ended December 31,		Year Ended December 31,
(in thousands except per share amounts)	2019	2018	2018	2017	2016	2015	2014
Net income (loss)	$(133,879)	$49,090	$(130,005)	$22,457	$(944,289)	$(872,542)	$68,823
Depreciation and amortization	117,849	100,730	224,867	140,650	217,440	276,353	108,145
Impairment expense	79,935	—	146,015	—	436,395	791,807	—
(Gain) loss on disposal of assets	10,718	(440)	25,676	(31,463)	3,075	(544)	(17)
Interest expense, net	789	2,613	3,899	1,527	157,465	82,086	9,840
Other (income) expense, net	(16)	486	(2,453)	(3)	(9,504)	(8,773)	(598)
Income tax expense (benefit)	(145)	(953)	(2,414)	(39,760)	(129,010)	(299,093)	45,679
Severance and business divestiture costs	11,004	6,180	7,461	5,954	31,498	5,849	35
Inventory reserve	—	—	6,131	—	35,350	31,109	—
Restructuring costs and other	1,777	3,286	4,330	13,309	33,082	10,742	880
Merger/transaction-related costs	2,640	970	970	4,606	10,534	42,662	20,159
Non-cash share-based compensation, excluding severance	10,865	8,510	15,931	23,437	17,740	18,549	18,350
Reorganization costs	—	—	—	—	55,330	—	—
Immaterial accounts payable accrual correction	—	—	—	—	—	(13,190)	—

Adjusted EBITDA	$101,537	$170,472	$300,408	$140,714	$(84,894)	$65,015	$271,296

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF KEANE

The following table presents selected historical consolidated and combined financial data for Keane as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 and unaudited historical condensed consolidated data for Keane as of and for the six months ended June 30, 2019 and 2018. The selected historical condensed consolidated and combined financial data for each of the years ended and as of December 31, 2018, 2017 and 2016 were derived from the audited financial statements included in Keane’s Annual Report on Form 10-K, filed on February 27, 2019, and Annual Report on Form 10-K/A, filed on August 19, 2019, each of which are incorporated herein by reference. The selected historical condensed and combined financial data for the years ended and as of December 31, 2015 and 2014 were derived from audited financial statements of Keane not included or incorporated by reference herein. The selected unaudited historical condensed consolidated financial data for each of the six months ended and as of June 30, 2019 and 2018 were derived from the unaudited historical condensed consolidated financial statements included in Keane’s Quarterly Report on Form 10-Q, filed on July 31, 2019, and Quarterly Report on Form 10-Q/A, filed on August 19, 2019, each of which are incorporated herein by reference. The selected balance sheet data as of June 30, 2018 was derived from Keane’s unaudited condensed consolidated financial statements as of June 30, 2018, which have not been incorporated herein by reference.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end, and the results of operations for the interim periods presented herein are not necessarily indicative of results to be expected for the year. In management’s opinion, the accompanying unaudited historical condensed consolidated financial data include all adjustments of a normal recurring nature necessary for a fair statement of Keane’s unaudited condensed consolidated financial position as of June 30, 2019 and 2018, and its unaudited condensed consolidated results of operations and cash flows for the six months ended June 30, 2019 and 2018.

The selected historical condensed consolidated and combined financial data set forth below is not necessarily indicative of future results of Keane and should be read together with the other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in Keane’s Annual Report on Form 10-K, filed on February 27, 2019, and Annual Report on Form 10-K/A, filed on August 19, 2019, and Keane’s Quarterly Report on Form 10-Q, filed on July 31, 2019, and Quarterly Report on Form 10-Q/A, filed on August 19, 2019, each of which are incorporated herein by reference.

See “Where You Can Find More Information.”

	Six Months Ended June 30,		Year Ended December 31,
(in thousands, except per share amounts)	2019	2018	2018	2017(1)	2016(2)	2015	2014
Statement of Operations Data:
Revenue	$849,387	$1,091,549	$2,137,006	$1,542,081	$420,570	$366,157	$395,834
Cost of services(3)	662,149	851,093	1,660,546	1,282,561	416,342	306,596	323,718
Depreciation and amortization	141,362	119,455	259,145	159,280	100,979	69,547	68,254
Selling, general and administrative expenses	60,507	58,009	114,258	93,526	53,155	26,081	25,459
(Gain) loss on disposal of assets	151	4,056	5,047	(2,555)	(387)	(270)	—
Impairment	—	—	—	—	185	3,914	11,098

Total operating costs and expenses	864,169	1,032,613	2,038,996	1,532,812	570,274	405,868	428,529

Operating income (loss)	(14,782)	58,936	98,010	9,269	(149,704)	(39,711)	(32,695)

Other income (expense), net	405	(12,973)	(905)	13,963	916	(1,481)	(2,418)
Interest expense(4)	(10,872)	(21,307)	(33,504)	(59,223)	(38,299)	(23,450)	(10,473)

Total other expenses	(10,467)	(34,280)	(34,409)	(45,260)	(37,383)	(24,931)	(12,891)

Income (loss) before income taxes	(25,249)	24,656	63,601	(35,991)	(187,087)	(64,642)	(45,586)
Income tax expense	(1,538)	(2,232)	(4,270)	(150)	—	—	—

Net income (loss)	$(26,787)	$22,424	$59,331	$(36,141)	$(187,087)	$(64,642)	$(45,586)

Per Share Data:(5)
Net income (loss) per common share:
Basic	$(0.26)	$(0.20)	$0.54	$(0.34)	$(2.14)	$(0.74)	$(0.52)
Diluted	(0.26)	(0.20)	0.54	(0.34)	(2.14)	(0.74)	(0.52)
Weighted average common shares outstanding:
Basic	104,631	111,663	109,335	106,321	87,313	87,313	87,313
Diluted	104,631	111,879	109,660	106,321	87,313	87,313	87,313

Statement of Cash Flows Data:
Cash flows from operating activities	$141,925	$143,425	$350,311	$79,691	$(54,054)	$37,521	$18,732
Cash flows from investing activities	(97,342)	(130,496)	(297,506)	(250,776)	(227,161)	(26,038)	(138,870)
Cash flows from financing activities	(7,668)	587	(68,554)	218,122	276,633	(10,518)	137,298

Other Financial Data:
Capital expenditures(6)	$103,675	$146,191	$291,543	$189,629	$23,545	$27,246	$141,393
Adjusted EBITDA(8)	146,497	202,570	391,856	214,525	1,921	41,885	59,563

Balance Sheet Data (at end of period):
Total assets	$1,064,837	$1,099,005	$1,054,579	$1,043,116	$536,940	$324,795	$418,855
Long-term debt (including current portion)(7)	338,978	341,277	340,730	275,055	269,750	207,067	208,688
Total liabilities	599,581	593,624	567,398	530,024	374,688	244,635	272,215
Total stockholders’ equity	465,256	505,381	487,181	513,092	162,252	80,160	146,640

(1)

Commencing on July 3, 2017, Keane’s consolidated and combined financial statements also include the financial position, results of operations and cash flows of RockPile Energy Services, LLC and its consolidated subsidiaries (“RockPile”).

(2)

Commencing on March 16, 2016, Keane’s consolidated and combined financial statements also include the financial position, results of operations and cash flows of the U.S. assets and assumed certain liabilities of Trican Well Service L.P. (the “Acquired Trican Operations”).

(3)	Excludes depreciation and amortization, shown separately.
(4)

Interest expense during the six months ended June 30, 2018 includes $7.6 million in write-offs of deferred financing costs incurred in connection with the extinguishment of Keane’s pre-existing 2017 term loan facility. Interest expense during 2018 includes $7.6 million in write-offs of deferred financing costs, incurred in connection with the early debt extinguishment of Keane’s then-existing term loan facility. Interest expense during 2017 includes $15.8 million of prepayment penalties and $15.3 million in write-offs of deferred financing costs, incurred in connection with the refinancing of Keane’s then existing revolving credit and security agreement and the early debt extinguishment of Keane’s term loan facility provided by that certain credit agreement entered into on March 16, 2016 by KGH Intermediate Holdco I, LLC, KGH Intermediate Holdco II, LLC and Keane Frac, LP with certain financial institutions (collectively, the “2016 Term Lenders”) and CLMG Corp., as administrative agent for the 2016 Term Lenders, and 12% secured notes due 2019.

(5)

The net income (loss) per common share and weighted average number of common shares outstanding amounts for 2017, 2016, 2015 and 2014 have been computed to give effect to a series of organizational transactions in connection with Keane’s initial public offering but do not consider the 15,700,000 shares of common stock newly-issued by Keane therein.

(6)

Capital expenditures do not include, for 2018, $35.0 million of capital expenditures related to the asset acquisition from Refinery Specialties, Incorporated (“RSI”), for 2017, $116.6 million of capital expenditures related to the acquisition of RockPile and, for 2016, $205.4 million of capital expenditures related to the acquisition of the Acquired Trican Operations.

(7)

Long-term debt includes $7.5 million, $8.2 million and $18.4 million of unamortized debt discount and debt issuance costs as of December 31, 2018, 2017 and 2016, respectively, and excludes capital lease obligations.

(8)

EBITDA and Adjusted EBITDA are non-GAAP measures that provide supplemental information Keane believes is useful to analysts and investors to evaluate Keane’s ongoing results of operations, when considered alongside other GAAP measures such as net income, and operating income. These non-GAAP financial measures exclude the financial impact of items Keane does not consider in assessing its ongoing operating performance, and thereby facilitate review of Keane’s operating performance on a period-to-period basis. Other companies may have different capital structures and comparability to Keane’s results of operations may be impacted by the effects of acquisition accounting on its depreciation and amortization. As a result of the effects of these factors and factors specific to other companies, Keane believes EBITDA and Adjusted EBITDA provide helpful information to analysts and investors to facilitate a comparison of Keane’s operating performance to that of other companies.

EBITDA is defined as net income (loss) adjusted to eliminate the impact of interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, further adjusted to eliminate the impact of certain items management does not consider in assessing ongoing performance.

Set forth below is a reconciliation of net loss to EBITDA and Adjusted EBITDA:

	Six Months Ended June 30,		Year Ended December 31,
(in thousands)	2019	2018	2018	2017	2016	2015	2014
Net income (loss)	$(26,787)	$22,424	$59,331	$(36,141)	$(187,087)	$(64,642)	$(45,586)
Depreciation and amortization	141,362	119,455	259,145	159,280	100,979	69,547	68,254
Interest expense, net	10,872	21,307	33,504	59,223	38,299	23,450	10,473
Income tax (benefit) expense(a)	1,538	2,232	4,270	150	(114)	793	366

EBITDA	$126,985	$165,418	$356,250	$182,512	$(47,923)	$29,148	$33,507
Acquisition, integration and expansion(b)	6,108	16,081	16,609	(4,674)	35,630	6,272	9,062
Offering-related expenses(c)	—	12,969	12,969	7,069	1,672	—	—
Commissioning costs	—	—	—	12,565	9,998	—	—
Impairment of assets(d)	—	—	—	—	185	3,914	11,098
Non-cash stock compensation(e)	9,610	7,113	17,166	10,578	1,985	312	2,417
Changes in value of financial instruments(f)	—	—	—	—	—	—	2,270
Other(g)	3,794	989	(11,138)	6,475	374	2,239	1,209

Adjusted EBITDA	$146,497	$202,570	$391,856	$214,525	$1,921	$41,885	$59,563

(a)	Income tax (benefit) expense as presented in the consolidated and combined statement of operations does not include the provision for Texas margin tax for 2016.
(b)

For the six months ended June 30, 2019, represents transaction costs related to the merger with C&J. For the six months ended June 30, 2018, represents adjustment to the Contingent Value Right (CVR) liability based on the final agreed-upon settlement, which was recorded in other income (expense), net and a markdown to fair value of real estate pending for sale in Mathis, Texas acquired during the acquisition of the Acquired Trican Operations, which was recorded in (gain) loss on disposal of assets. Represents professional fees, integration and divestiture costs, contingent value rights liability adjustments, earn-outs, lease-termination costs, severance, start-up and other costs associated with the acquisition of RockPile, the Acquired Trican Operations, the integration and the acquisition of Ultra Tech Frac Services, LLC, asset acquisition from RSI and organic growth initiatives and wind-down of Keane’s Canadian operations. For 2018, $0.2 million was recorded in cost of services, $0.4 million was recorded in selling, general and administrative expenses, $2.7 million was recorded in gain on disposal of assets and $13.3 million was recorded in other expense, net. For 2017, $1.7 million was recorded in costs of services, $10.7 million was recorded in selling, general and administrative expense, $3.3 million gain was recorded in gain on disposal of assets and $13.8 million of income was recorded in other expense, net. For 2016, $13.9 million was recorded in costs of services, $21.4 million was recorded in selling, general and administrative expenses and $0.3 million was recorded in other expense, net. For 2015, $1.1 million was recorded in costs of services, $2.9 million was recorded in selling, general and administrative expenses, $0.6 million gain was recorded in gain on disposal of assets and $1.7 million was recorded in other expense, net. For 2014, $8.6 million was recorded in costs of services, $0.3 million was recorded in selling, general and administrative expenses and $0.2 million was recorded in other expense, net.

(c)

For the six months ended June 30, 2018, represents primarily professional fees and other miscellaneous expenses to consummate the secondary common stock offering completed in January 2018. These expenses were recorded in selling, general and administrative expenses, as Keane did not receive any proceeds in the offering to offset the expenses. For 2018, 2017 and 2016, represents professional fees and other miscellaneous expenses related to organizational transactions, Keane’s initial public offering and the sale of Keane’s stock by a selling stockholder in January 2018. For 2018, $13.0 million was recorded in selling, general and administrative expenses. For 2017, $1.3 million was recorded in cost of services and $5.8 million was recorded in selling, general and administrative expense. For 2016, $1.7 million was recorded in selling, general and administrative expenses.

(d)	Represents non-cash impairment charges with respect to Keane’s long-lived assets and intangible assets.
(e)

For the six months ended June 30, 2019 and 2018, represents non-cash amortization of equity awards issued under Keane’s Equity and Incentive Award Plan (the “Equity Plan”). According to the Equity Plan, the Compensation Committee of the Board of Directors can approve awards in the form of restricted stock, restricted stock units, and/or other deferred compensation. Consistent with prior policy, amortization of awards is made ratably over the vesting periods, beginning with the grant date, based on the total fair value determined on grant date and recorded in selling, general and administrative expenses. For 2018 and 2017, represents non-cash amortization of equity awards issued under the Equity Plan. According to the Equity Plan, the compensation committee of the Keane Board can approve awards in the form of Keane Restricted Stock Awards, Keane RSU Awards and/or other deferred compensation. For 2016, 2015 and 2014, represents adjustments to the non-cash profit interests related to Keane Group Holdings, LLC. In all five years, these costs were recorded in selling, general and administrative expenses.

(f)	Represents non-cash loss on debt extinguishment.
(g)

For the six months ended June 30, 2019, represents legal contingencies, which is recorded in selling, general and administrative expenses. For the six months ended June 30, 2018 represents primarily rating agency fees for establishing initial ratings in connection with entering into a new $350 million senior secured term facility. These expenses were recorded in selling, general and administrative expenses. For 2018, 2017, 2016, 2015 and 2014, represents gain recognized for insurance proceeds received in connection with a fire that damaged a portion of one hydraulic fracturing fleet on July 1, 2018, contingency accruals related to certain litigation claims, readiness costs associated with Keane’s initial internal controls design documentation for Sarbanes-Oxley compliance, using COSO 2013 framework, net gains on disposal of assets, rating agency fees for establishing initial ratings in connection with entering into the $350.0 million term loan facility obtained on May 25, 2018 and forfeiture of deposits on hydraulic fracturing equipment purchase orders. For 2018, $3.8 million was recorded in selling, general and administrative expenses and $14.9 million was recorded in other expense, net. For 2017, $0.7 million was recorded in gain on disposal of assets and $7.2 million was recorded in selling, general and administrative expenses. For 2016, $0.4 million was recorded in other expense, net. For 2015, $0.2 million was recorded in costs of services and $2.0 million was recorded in other expense, net. For 2014, $0.7 million was recorded in selling, general and administrative expenses and $0.5 million was recorded in other expense, net.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it had occurred on June 30, 2019, while the unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2018 and the six months ended June 30, 2019 is presented as if the merger had occurred on January 1, 2018. The following selected unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the merger occurred as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the Combined Company. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.” The following selected unaudited pro forma condensed combined financial statements should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes.

(in thousands, except per share amounts)	Six Months Ended June 30, 2019	Year Ended December 31, 2018
	(unaudited)
Pro Forma Condensed Consolidated Combined Statement of Operations Data:
Revenue	$1,861,238	$4,359,095
Net income (loss)	$(86,698)	$50,832
Net income (loss) per share, basic	$(0.41)	$0.24
Net income (loss) per share, diluted	$(0.41)	$0.23

(in thousands)	Six Months Ended June 30, 2019
(unaudited)
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$164,595
Total assets	$1,928,767
Total liabilities	$941,858
Total stockholders’ equity	$986,909

COMPARATIVE HISTORICAL AND UNAUDITED PER SHARE INFORMATION

The following tables present historical and pro forma per share data of C&J and Keane for the six months ended June 30, 2019 and year ended December 31, 2018. The pro forma per share data for the six months ended June 30, 2019 and year ended December 31, 2018 is presented as if the merger had been completed on January 1, 2018. Except for the historical information for the year ended December 31, 2018, the information provided in the table below is unaudited.

Historical per share data of C&J for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived from C&J’s historical financial statements for the respective periods. Historical per share data of Keane for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived from Keane’s historical financial statements for the respective periods.

Unaudited pro forma combined per share data for the year ended December 31, 2018 and the six months ended June 30, 2019 was derived from and should be read in conjunction with the unaudited pro forma condensed combined financial data included under “Unaudited Pro Forma Condensed Combined Financial Statements.” The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period.

The information provided in the tables below should be read together with the historical consolidated and combined financial statements and related notes of C&J and Keane, filed by each with the SEC, and incorporated by reference in this joint proxy statement/prospectus, and with the unaudited pro forma condensed consolidated and combined financial statements included in “Unaudited Pro Forma Condensed Combined Financial Statements.”

	Six Months Ended June 30, 2019
	C&J Historical	Keane Historical	Pro Forma Combined
	(unaudited)	(unaudited)	(unaudited)
Net Earnings (Loss) Per Share
Basic	$(2.06)	$(0.26)	$(0.41)
Diluted	$(2.06)	$(0.26)	$(0.41)
Book Value Per Share	$15.62	$4.43	$4.70
Cash Dividends Per Share(1)	$—	$—	$—

	Year Ended December 31, 2018
	C&J Historical	Keane Historical	Pro Forma Combined
			(unaudited)
Net Earnings (Loss) Per Share
Basic	$(1.94)	$0.54	$0.24
Diluted	$(1.94)	$0.54	$0.23
Book Value Per Share	$17.44	$4.68
Cash Dividends Per Share(1)	$—	$—	$—

(1)

Neither C&J nor Keane have paid any cash dividends on their shares of common stock and Keane does not intend to do so in the foreseeable future. Prior to the execution of the Merger Agreement, the C&J Board declared the Pre-closing Cash Dividend of $1.00 per share, payable to holders of C&J Common Stock as of the record date of such Pre-closing Cash Dividend, subject to the C&J Board determining that the surplus of C&J exceeds the amount of the aggregate Pre-closing Cash Dividend. Please see “The Merger Agreement—C&J Pre-closing Cash Dividend.”

MARKET PRICE INFORMATION

The C&J Common Stock and Keane Common Stock are traded on the NYSE under the symbols “CJ” and “FRAC,” respectively.

The high and low trading prices for the C&J Common Stock as of June 14, 2019, the last trading day immediately before the public announcement of the merger were $11.34 and $10.71, respectively. The high and low trading prices for the Keane Common Stock as of June 14, 2019, the last trading day immediately before the public announcement of the merger was $7.44 and $6.98, respectively.

As of August 29, 2019, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 66,025,630 shares of C&J Common Stock outstanding and approximately four holders of record of C&J Common Stock, and 105,015,124 shares of Keane Common Stock outstanding and approximately five holders of record of Keane Common Stock.

The following table sets forth the closing sale price per share of C&J Common Stock and Keane Common Stock as reported on the NYSE as of June 14, 2019, the last trading day prior to the public announcement of the merger, and on August 29, 2019, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of C&J Common Stock as of the same two dates. The implied value was calculated by multiplying the closing price of a share of Keane Common Stock on the relevant date by the Exchange Ratio of 1.6149 shares of Keane Common Stock for each share of C&J Common Stock. The implied per share value of the merger consideration set forth below does not include the Pre-closing Cash Dividend of $1.00 per share of C&J Common Stock.

	C&J Common Stock Closing Price	Keane Common Stock Closing Price	Exchange Ratio	Estimated Keane Equivalent Per Share Value
June 14, 2019	$10.72	$6.99	1.6149	$11.29
August 29, 2019	$9.51	$5.27	1.6149	$8.51

The market prices of C&J Common Stock and Keane Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate prior to the completion of the merger. No assurance can be given concerning the market prices of C&J Common Stock or Keane Common Stock before completion of the merger or of Combined Company Common Stock after completion of the merger. Because the Exchange Ratio, which determines the merger consideration, is fixed and will not be adjusted for changes in the market prices of either C&J Common Stock or Keane Common Stock, the market price of Keane Common Stock (and, therefore, the value of the merger consideration) when received by C&J stockholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this joint proxy statement/prospectus. We urge you to obtain current market quotations for C&J Common Stock and Keane Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see “Risk Factors—Risks Relating to the Merger—Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in either C&J’s or Keane’s stock price, the value of the shares of the Combined Company is uncertain” and “Where You Can Find More Information.”

RISK FACTORS

In deciding whether to vote for the C&J Merger Proposal and the Keane Share Issuance Proposal, as applicable, you are urged to carefully consider all of the information included or incorporated by reference in this joint proxy statement/prospectus listed in “Where You Can Find More Information.” You should also read and consider the risks associated with each of the businesses of C&J and Keane because these risks will also affect the Combined Company. The risks associated with the business of C&J can be found in C&J’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and the risks associated with the business of Keane can be found in Keane’s Annual Report on Form 10-K for the year ended December 31, 2018, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), each of which are incorporated by reference into this joint proxy statement/prospectus. In addition, you are urged to carefully consider the following material risks relating to the merger, the business of C&J, the business of Keane and the business of the Combined Company.

Risks Relating to the Merger

Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in either C&J’s or Keane’s stock price, the value of the shares of the Combined Company is uncertain.

Upon completion of the merger, each share of C&J Common Stock outstanding immediately prior to the merger, other than C&J Excluded Shares, will be converted into and become exchangeable for 1.6149 shares of Keane Common Stock. The Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either C&J Common Stock or Keane Common Stock. The market prices of C&J Common Stock and Keane Common Stock have fluctuated prior to and after the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the C&J Special Meeting and the Keane Special Meeting, respectively, and the date the merger is consummated, and the market price of Combined Company Common Stock will continue to fluctuate thereafter.

Because the value of the merger consideration will depend on the market price of Keane Common Stock at the time the merger is completed, C&J stockholders will not know, or be able to determine, at the time of the C&J Special Meeting the market value of the merger consideration they would receive upon completion of the merger. Similarly, Keane stockholders will not know, or be able to determine, at the time of the Keane Special Meeting the market value of the shares of Keane Common Stock to be issued as merger consideration to C&J stockholders pursuant to the Merger Agreement compared to the market value of the shares of C&J Common Stock that are being exchanged in the merger.

Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in C&J’s or Keane’s respective businesses, operations and prospects, reductions or changes in U.S. government spending or budgetary policies, market assessments of the likelihood that the merger will be completed, interest rates, general market, industry and economic conditions, such as oil prices and demand for services in the oilfield services sector, and other factors generally affecting the respective prices of C&J Common Stock or Keane Common Stock, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which C&J or Keane operate, and the timing of the merger and receipt of Requisite Regulatory Approvals.

Many of these factors are beyond C&J’s and Keane’s control, and neither C&J nor Keane are permitted to terminate the Merger Agreement solely due to a decline in the market price of the common stock of the other party. You are urged to obtain current market quotations for C&J Common Stock and Keane Common Stock in determining whether to vote for the C&J Merger Proposal or Keane Share Issuance Proposal, as applicable. In addition, see “Unaudited Comparative Per Share Information” and “Market Price Information.”

The merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.

The merger is subject to a number of conditions that must be satisfied, including the approval of the C&J Merger Proposal and the Keane Share Issuance Proposal, or waived (to the extent permissible), in each case prior to the completion of the merger. These conditions are described in “The Merger Agreement—Conditions to the Completion of the Merger.” These conditions to the completion of the merger, some of which are beyond the control of C&J and Keane, may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or not completed. Additionally, either C&J or Keane may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the merger is not completed by December 15, 2019 (which date may be extended to March 16, 2020 under certain circumstances if certain Requisite Regulatory Approvals are not obtained by December 15, 2019). C&J will be required to pay to Keane a termination fee of $30 million if the Merger Agreement is terminated: (i) by either party pursuant to an Outside Date termination or a C&J no vote termination, or by Keane pursuant to a C&J Terminable Breach if (a) a bona fide Acquisition Proposal with respect to C&J has been publicly made directly to C&J stockholders or otherwise has become publicly known or any person has publicly announced an intention to make an Acquisition Proposal with respect to C&J, and such Acquisition Proposal or intention to make an Acquisition Proposal is not withdrawn; and (b) within 12 months after such termination, either C&J or any of its subsidiaries has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to C&J or any Acquisition Proposal with respect to C&J is consummated; (ii) by Keane pursuant to a Change of Recommendation by C&J; or (iii) by either C&J or Keane pursuant to a C&J no vote termination (and, at the time of such termination, Keane had the right to terminate the Merger Agreement as a result of a Change of Recommendation by C&J). Keane will be required to pay to C&J a termination fee of $30 million if the Merger Agreement is terminated: (i) by either party pursuant to an Outside Date termination or a Keane no vote termination, or by C&J pursuant to a Keane Terminable Breach if (a) a bona fide Acquisition Proposal with respect to Keane has been publicly made directly to Keane stockholders or otherwise has become publicly known or any person has publicly announced an intention to make an Acquisition Proposal with respect to Keane, and such Acquisition Proposal or intention to make an Acquisition Proposal is not withdrawn; and (b) within 12 months after such termination, either Keane or any of its subsidiaries has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Keane or any Acquisition Proposal with respect to Keane is consummated; (ii) by C&J pursuant to a Change of Recommendation by Keane; or (iii) by either C&J or Keane pursuant to a Keane no vote termination (and, at the time of such termination, C&J had the right to terminate the Merger Agreement as a result of a Change of Recommendation by Keane). If the Merger Agreement is terminated under certain specified circumstances, C&J or Keane, as applicable, may also be required to pay to the other party an expense reimbursement of up to $7.5 million. For more information, see the sections titled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination of the Merger Agreement—Termination Fees.”

The termination of the Merger Agreement could negatively impact C&J or Keane.

If the merger is not completed for any reason, including as a result of a failure to obtain the C&J Required Vote or the Keane Required Vote, the ongoing businesses of C&J and Keane may be adversely affected and, without realizing any of the benefits of having completed the merger, C&J and Keane may be subject to a number of risks, including the following:

•	each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	each company may experience negative reactions from its suppliers, customers and employees;

•

each company will be required to pay their respective costs relating to the merger, such as financial advisory, legal and accounting costs and associated fees and expenses, whether or not the merger is completed;

•	the Merger Agreement places certain restrictions on the conduct of each company’s business prior to completion of the merger and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld, conditioned or delayed), such restrictions may prevent C&J or Keane from taking certain other specified actions during the pendency of the merger, for example, neither of C&J and Keane may:

•

make or propose any change to its organizational documents or, except for amendments that would both not materially restrict the operations of its businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the transactions contemplated by the Merger Agreement, the organizational documents of any of its subsidiaries (including, in the case of Keane, Merger Sub);

•

except for any such transactions among its direct or indirect wholly owned subsidiaries, (i) merge or consolidate itself or any of its subsidiaries with any other person, or (ii) restructure, reorganize or completely or partially liquidate;

•

acquire assets outside of the ordinary course from any other person (i) with a fair market value or purchase price in excess of $10 million in the aggregate in any transaction or series of related transactions (including incurring any indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (ii) that would reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the merger or other transactions contemplated by the Merger Agreement, in each case, other than acquisitions of inventory or other goods in the ordinary course and transactions among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or otherwise enter into any contract or understanding with respect to the voting of, any shares of its capital stock or of any of its subsidiaries (other than the issuance of shares (i) by its direct or indirect wholly owned subsidiary to it or another of its direct or indirect wholly owned subsidiaries, (ii) in respect of equity-based awards outstanding as of the date of the Merger Agreement, or (iii) granted in accordance with the terms of the Merger Agreement with respect to employee compensation and benefits, in the case of (ii) and (iii), in accordance with their terms and, as applicable, the plan documents as in effect on the date of the Merger Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities; or

•

create or incur any encumbrance (other than certain encumbrances permitted pursuant to the Merger Agreement) over any material portion of such party’s and its subsidiaries’ consolidated properties and assets that is not incurred in the ordinary course on any of its assets or any of its subsidiaries, except for encumbrances (i) that are required by or automatically effected by contracts in place as of the date of the Merger Agreement, (ii) that do not materially detract from the value of such assets or (iii) that do not materially impair the operations of such party or any of its subsidiaries. For a full description of the restrictive covenants applicable to C&J and Keane, see “The Merger Agreement—Covenants—Conduct of Business Prior to the Effective Time;” and

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matters relating to the merger (including integration planning) will require substantial commitments of time and resources by C&J management and Keane management, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to C&J or Keane, as applicable, as an independent company.

The market price for shares of Combined Company Common Stock following the completion of the merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of C&J Common Stock and Keane Common Stock.

Upon consummation of the merger, C&J stockholders and Keane stockholders will both hold shares of common stock in the Combined Company. C&J’s businesses differ in some regards from those of Keane, and Keane’s businesses differ in some regards from those of C&J, and, accordingly, the results of operations of the Combined Company will be affected by some factors that are different from those currently or historically affecting the results of operations of C&J and those currently or historically affecting the results of operations of Keane. The results of operations of the Combined Company may also be affected by factors different from those that currently affect or have historically affected either C&J or Keane. For a discussion of the businesses of each of C&J and Keane and some important factors to consider in connection with those businesses, please see “Summary—The Parties to the Merger” and the documents and information included elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus and listed under “Where You Can Find More Information.”

The shares of Combined Company Common Stock to be received by C&J stockholders as a result of the merger will have rights different from the shares of C&J Common Stock.

Upon consummation of the merger, the rights of C&J stockholders, who will become stockholders of the Combined Company, will be governed by the certificate of incorporation of the Combined Company (the “Combined Company Charter”) and bylaws of the Combined Company (the “Combined Company Bylaws”). The rights associated with C&J Common Stock are different from the rights which will be associated with Combined Company Common Stock. See “Comparison of Stockholders’ Rights” for a discussion of these rights.

C&J stockholders and Keane stockholders will each have reduced ownership and voting interest in and will exercise less influence over management of the Combined Company.

C&J stockholders currently have the right to vote in the election of the C&J Board and on other matters affecting C&J, and Keane stockholders currently have the right to vote in the election of the Keane Board and on other matters affecting Keane. Upon consummation of the merger, each C&J stockholder and each Keane stockholder will become a stockholder of the Combined Company with a percentage ownership of the Combined Company that is smaller than such stockholder’s percentage ownership of C&J or Keane, as applicable, immediately prior to the merger. As of the date of this joint proxy statement/prospectus, based on the Exchange Ratio, the shares outstanding of C&J Common Stock (plus outstanding C&J RSU Awards, outstanding C&J Performance Share Awards, and outstanding C&J Restricted Stock Awards) and the shares outstanding of Keane Common Stock (plus outstanding Keane RSU Awards, outstanding Keane PSU Awards and outstanding Keane Restricted Stock Awards), C&J and Keane estimate that holders of shares of C&J Common Stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 50% of the issued and outstanding shares of Combined Company Common Stock (based on fully diluted shares outstanding of the Combined Company) immediately following the completion of the merger, and holders of shares of Keane Common Stock as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 50% of the issued and outstanding shares of Combined Company Common Stock (based on fully diluted shares outstanding of the Combined Company) immediately following the completion of the merger. Because of this, each share of C&J Common Stock and each share of Keane Common Stock will represent a smaller percentage ownership of the Combined Company than it represented in C&J and Keane, respectively. In addition, the twelve members of the Combined Company Board as of the effective time will include the six C&J Designees and the six Keane Designees. Accordingly, each C&J stockholder and each Keane stockholder will have less influence on the management and policies of the Combined Company than such stockholder now has on the management and policies of C&J or Keane, as applicable.

Until the completion of the merger or the termination of the Merger Agreement in accordance with its terms, C&J and Keane are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to C&J or Keane and their respective stockholders.

From and after the date of the Merger Agreement and prior to completion of the merger, the Merger Agreement restricts C&J and Keane from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in all material respects in the ordinary course of business consistent with past practice. These restrictions may prevent C&J or Keane from making appropriate changes to their respective businesses or organizational structures or from pursuing attractive business opportunities that may arise prior to the completion of the merger, and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the Merger Agreement. Please see “The Merger Agreement—Covenants—Conduct of Business Prior to the Effective Time.”

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the merger.

The merger is subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, approval for listing on the NYSE of the shares of Keane Common Stock to be issued pursuant to the Merger Agreement, the expiration or earlier termination of any applicable waiting period, and the receipt of approvals under, U.S. antitrust and competition laws, the absence of governmental restraints or prohibitions preventing the consummation of the merger, the effectiveness of this registration statement on Form S-4 registering the Keane Common Stock issuable pursuant to the Merger Agreement and the absence of any stop order or proceedings by the SEC with respect thereto. The obligation of each of C&J and Keane to consummate the merger is also conditioned on, among other things, the receipt by such party of a written opinion from such party’s counsel (or if such party’s counsel is unable to deliver such opinion such other party’s outside legal counsel may provide such opinion), to the effect that for U.S. federal income tax purposes the Integrated Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the absence of a material adverse effect on the other party, the truth and correctness of the representations and warranties made by the other party on the date of the Merger Agreement and on the closing date (subject to certain materiality qualifiers), and the performance by the other party in all material respects of its obligations under the Merger Agreement. No assurance can be given that the required stockholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the merger could cause the Combined Company not to realize, or to be delayed in realizing, some or all of the benefits that C&J and Keane expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see “The Merger Agreement—Conditions to the Completion of the Merger.”

C&J and Keane must obtain certain regulatory approvals and clearances to consummate the merger, which, if delayed, not granted or granted with unacceptable conditions, could prevent, substantially delay or impair consummation of the merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the merger.

The completion of the merger is subject to the receipt of antitrust clearance in the United States.

Under the HSR Act, the merger may not be completed until Notification and Report Forms have been filed with the FTC and the DOJ and the applicable waiting period has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filing of their respective HSR Act notifications or the early termination of that waiting period. If the FTC or DOJ issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree to extend the waiting period. C&J and Keane each filed an HSR Act notification with the FTC and the DOJ on June 28, 2019 and on July 18, 2019, early termination of the HSR Act waiting period was granted.

At any time before or after consummation of the merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the merger, and notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the Combined Company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.

Current and prospective employees of C&J and Keane may experience uncertainty about their future role with C&J, Keane or the Combined Company until strategies with regard to these employees are announced or executed, which may impair C&J’s and Keane’s ability to attract, retain and motivate key management, sales, marketing, technical and field personnel, including, but not limited to, mechanics, frac equipment operators and fleet drivers, prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of C&J and Keane may experience uncertainty about their future roles with the Combined Company. If C&J and Keane are unable to retain personnel, including C&J’s and Keane’s key management, who are critical to the successful integration and future operations of the companies, C&J and Keane could face disruptions in their operations, loss of existing customers or loss of sales to existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

If key employees of C&J or Keane depart, the integration of the companies may be more difficult and the Combined Company’s business following the merger may be harmed. Furthermore, the Combined Company may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of C&J and Keane, and the Combined Company’s ability to realize the anticipated benefits of the merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with integrating employees into the Combined Company. No assurance can be given that the Combined Company will be able to attract or retain key employees of C&J and Keane to the same extent that those companies have been able to attract or retain their own employees in the past.

The merger, and uncertainty regarding the merger, may cause customers or suppliers to delay or defer decisions concerning C&J and Keane and adversely affect each company’s ability to effectively manage their respective businesses.

The merger will happen only if the stated conditions are met, including approval of the C&J Merger Proposal and Keane Share Issuance Proposal and the receipt of regulatory approvals, among other conditions. Many of the conditions are outside the control of C&J and Keane, and both parties also have certain rights to terminate the Merger Agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers, vendors, or others that deal with C&J or Keane to delay or defer entering into contracts with C&J or Keane or making other decisions concerning C&J or Keane or seek to change or cancel existing business relationships with C&J or Keane, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have an adverse impact on the respective businesses of C&J and Keane, regardless of whether the merger is ultimately completed.

The opinions rendered to C&J and Keane from their respective financial advisors will not reflect changes in circumstances between the dates of such opinions and the completion of the merger.

On June 16, 2019, at a meeting of the C&J Board, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated June 16, 2019, that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, taking into account the payment of the Pre-closing Cash Dividend, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of shares of C&J Common Stock (other than holders of C&J Excluded Shares). Citi delivered its oral opinion to the Keane Board on June 16, 2019, which opinion was subsequently confirmed in a written opinion dated as of June 16, 2019, that as of such date and based upon and subject to the various assumptions made, including the Pre-closing Cash Dividend, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Citi as set forth in the written opinion and taking into account the Pre-closing Cash Dividend, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to Keane. Lazard delivered its oral opinion to the Keane Special Committee on June 16, 2019, which opinion was subsequently confirmed in a written opinion dated as of June 16, 2019, that as of such date and based upon and subject to the various assumptions made, including the Pre-closing Cash Dividend, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Lazard as set forth in the written opinion, the Exchange Ratio was fair, from a financial point of view, to Keane.

Neither C&J, Keane, nor the Keane Special Committee has obtained, nor will obtain, an updated opinion regarding the fairness, from a financial point of view, of the Exchange Ratio as of the date of this joint proxy statement/prospectus or prior to the completion of the merger from Morgan Stanley, from Citi or from Lazard. Neither Morgan Stanley, Citi nor Lazard assumed any obligation to update, revise or reaffirm their respective opinions. Each of Morgan Stanley’s opinion, Citi’s opinion and Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Morgan Stanley, Citi and Lazard, as applicable, only as of the dates of the respective opinions of Morgan Stanley, Citi and Lazard and does not address the fairness of the Exchange Ratio, from a financial point of view, at the time the merger is completed. Changes in the operations and prospects of C&J or Keane, general economic, monetary, market and other conditions and other factors that may be beyond the control of C&J and Keane, and on which the opinion of Morgan Stanley, the opinion of Citi and the opinion of Lazard was based, may alter the value of C&J or Keane or the prices of shares of C&J Common Stock or Keane Common Stock by the time the merger is completed. The opinions of Morgan Stanley, Citi and Lazard do not speak as of any date other than the respective dates of such opinions. For a description of the opinions that C&J, Keane and the Keane Special Committee received from their respective financial advisors, please see “The Merger—Opinion of C&J’s Financial Advisor,” “The Merger—Opinion of Keane’s Financial Advisor” and “The Merger—Opinion of the Keane Special Committee’s Financial Advisor.”

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of C&J and Keane, which could have an adverse effect on their respective businesses and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of C&J and Keane including the possibility that current and prospective employees of C&J and Keane will experience uncertainty about their future roles with the Combined Company, which might adversely affect C&J’s or Keane’s abilities to retain key managers and other employees and the attention of management of each of C&J and Keane may be directed toward the completion of the merger.

In addition, C&J and Keane have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the Merger Agreement on the conduct of their respective businesses. If the merger is not completed, C&J and Keane will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

The directors and executive officers of C&J and Keane have interests and arrangements that may be different from, or in addition to, those of C&J and Keane stockholders generally.

When considering the recommendations of the C&J Board or Keane Board, as applicable, with respect to the proposals described in this joint proxy statement/prospectus, stockholders should be aware that the directors and executive officers of each of C&J and Keane have interests in the merger that are different from, or in addition to, those of C&J stockholders and Keane stockholders generally. These interests include the continued employment of certain executive officers of C&J and Keane by the Combined Company, the continued service of certain directors of C&J and Keane as directors of the Combined Company, the treatment in the merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, and the right to continued indemnification of former C&J and Keane directors and officers by the Combined Company.

C&J stockholders and Keane stockholders should be aware of these interests when they consider the recommendations of the C&J Board and the Keane Board, respectively, that they vote to adopt the C&J Merger Proposal, in the case of C&J, or that they adopt the Keane Share Issuance Proposal, in the case of Keane. The C&J Board was aware of these interests when it approved and declared advisable the Merger Agreement, the merger and the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement, determined that the Merger Agreement, the merger and the transactions contemplated by the Merger Agreement were fair to, and in the best interests of, C&J and C&J stockholders and recommended that C&J stockholders approve the C&J Merger Proposal. The interests of C&J directors and executive officers are described in more detail in “The Merger—Interests of C&J’s Directors and Executive Officers in the Merger.” The Keane Board and the Keane Special Committee were aware of these interests when they approved and declared advisable the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement and recommended that Keane stockholders approve the Keane Share Issuance Proposal. The interests of Keane’s directors and executive officers are described in more detail in “The Merger—Interests of Keane’s Directors and Executive Officers in the Merger.”

C&J or Keane may waive one or more of the closing conditions without re-soliciting stockholder approval.

C&J or Keane may determine to waive, in whole or part, one or more of the conditions the other party must meet prior to C&J or Keane, as the case may be, being obligated to consummate the merger. C&J and Keane currently expect to evaluate the materiality of any waiver and its effect on C&J or Keane stockholders, as applicable, in light of the facts and circumstances at the time, to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the merger or as to re-soliciting stockholder approval or amending this joint proxy statement/prospectus as a result of a waiver will be made by C&J or Keane, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

C&J stockholders and Keane stockholders will not be entitled to appraisal rights in the merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (i) shares of stock of the Combined Company, (ii) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares or (iv) any combination of the foregoing.

Because the merger is of C&J with and into Keane and holders of Keane Common Stock will continue to hold their shares following completion of the merger, holders of Keane Common Stock are not entitled to appraisal rights in the merger.

Because shares of Keane Common Stock are listed on the NYSE, a national securities exchange, and because C&J stockholders are not required by the terms of the Merger Agreement to accept for their shares anything other than shares of Keane Common Stock and cash in lieu of fractional shares, holders of C&J Common Stock will not be entitled to appraisal rights in the merger.

There are various provisions of the Merger Agreement and related documents that restrict the ability of either party to seek alternative transactions or to terminate the merger.

The Merger Agreement contains “no shop” provisions that restrict each of C&J’s and Keane’s ability to, among other things, identify or pursue alternate Acquisition Proposals, as described in “The Merger Agreement—Covenants—No Solicitation of Acquisition Proposals.” There are only limited circumstances under which the Merger Agreement would permit the C&J Board or the Keane Board to withhold, withdraw, qualify or modify the C&J recommendation or the Keane recommendation, as applicable (each as defined in “The Merger Agreement—Representations and Warranties”). The Merger Agreement also provides that in certain circumstances, either party may owe the other a termination fee of $30 million if the Merger Agreement is terminated, as more fully described in “The Merger Agreement—Termination of the Merger Agreement.”

In addition, the Support Agreement includes covenants that, with limited exceptions, require Keane Investor (which owns approximately 49.2% of the outstanding shares of Keane Common Stock) to vote its shares in favor of the Keane Share Issuance Proposal and against actions that may impair or impede the transactions contemplated by the Merger Agreement. For specific details, please see “The Merger Agreement—Support Agreement.”

These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the Exchange Ratio, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee. Additionally, a potential competing acquirer may be discouraged from considering or proposing an acquisition or merger because neither C&J nor Keane is under any obligation to terminate the Merger Agreement in order to accept a Superior Proposal.

Each of C&J and Keane will incur significant transaction, merger-related and restructuring costs in connection with the merger.

C&J and Keane have incurred and expect to incur a number of non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including retention and severance payments that may be made to certain C&J employees and Keane employees, filing fees, printing expenses and other related charges. Some of these costs are payable by C&J or Keane regardless of whether the merger is completed.

The Combined Company will also incur costs, including, but not limited to, restructuring and integration costs, in connection with the merger. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either C&J or Keane or the Combined Company. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. Although C&J and Keane expect that the elimination of duplicative costs, strategic benefits, additional income as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by C&J or Keane even if the merger is not completed. While both C&J and Keane have assumed that certain expenses would be incurred in connection with the merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

C&J and Keane may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Defending against these claims can result in substantial costs and divert management time and resources, even if the lawsuits are without merit. An adverse judgment could result in monetary damages, which could have a negative impact on C&J’s and Keane’s respective businesses, results of operations and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, the injunction may delay or prevent the merger from being completed, which may adversely affect C&J’s and Keane’s respective businesses, results of operations and financial condition.

Litigation filed against C&J, the members of the C&J Board, Keane, the members of the Keane Board and Merger Sub could prevent or delay the consummation of the merger or result in the payment of damages following completion of the merger.

In connection with the merger, a purported stockholder of C&J filed a putative federal class action complaint on behalf of himself and all owners of C&J Common Stock (other than defendants and related or affiliated persons) against C&J and the members of the C&J Board and two purported stockholders of C&J filed two putative federal class action complaints on behalf of themselves and all owners of C&J Common Stock (other than defendants and related or affiliated persons) against C&J, the members of the C&J Board, Keane and Merger Sub, a purported stockholder of Keane filed a putative federal class action complaint on behalf of himself and all owners of Keane Common Stock (other than defendants and related or affiliated persons) against Keane and the members of the Keane Board, and a purported stockholder of Keane filed a putative class action complaint in Delaware Chancery Court on behalf of himself and all owners of Keane Common Stock (other than defendants and related or affiliated persons) against the members of the Keane Board. Among other remedies, the plaintiffs in the federal lawsuits seek to enjoin the parties from taking any steps to consummate the merger, damages and costs. The outcome of any such litigation is uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay completion of the merger and result in substantial costs to C&J and Keane, including any costs associated with indemnification. Additional lawsuits in connection with the merger may be filed against C&J, Keane and/or their respective directors and officers, which additional lawsuits could also prevent or delay the consummation of the merger and result in additional costs to C&J and Keane. The ultimate resolution of these lawsuits cannot be predicted with certainty, and an adverse ruling in any such lawsuit may cause the merger to be delayed or not to be completed, which could cause C&J and Keane not to realize some or all of the anticipated benefits of the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. C&J and Keane cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from any these lawsuits or claims. See “The Merger—Litigation Related to the Merger.”

Risks Relating to the Combined Company

The Combined Company may not be able to retain customers or suppliers or customers or suppliers may seek to modify contractual obligations with the Combined Company, which could have an adverse effect on the Combined Company’s business and operations. Third parties may terminate or alter existing contracts or relationships with C&J or Keane.

As a result of the merger, the Combined Company may experience impacts on relationships with customers and suppliers that may harm the Combined Company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the Combined Company or do so on the same or similar contractual terms following the merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the Combined Company, then the Combined Company’s business and results of operations may be harmed. Furthermore, the Combined Company will not have long-term arrangements with many of its significant suppliers. If the Combined Company’s suppliers were to seek to terminate or modify an arrangement with the Combined Company, then the Combined Company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

C&J and Keane also have contracts with vendors, landlords, licensors and other business partners which may require C&J or Keane, as applicable, to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the Combined Company may suffer a loss of potential future revenue, incur costs, and lose rights that may be material to the business of the Combined Company. In addition, third parties with whom C&J or Keane currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit the Combined Company’s ability to achieve the anticipated benefits of the merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the merger or by a termination of the Merger Agreement.

Combining the businesses of C&J and Keane may be more difficult, costly or time-consuming than expected and the Combined Company may fail to realize the anticipated benefits of the merger, which may adversely affect the Combined Company’s business results and negatively affect the value of Combined Company Common Stock following the merger.

The success of the merger will depend on, among other things, the ability of C&J and Keane to combine their businesses in a manner that realizes cost savings and facilitates growth opportunities. C&J and Keane have entered into the Merger Agreement because each believes that the merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of its respective stockholders and that combining the businesses of C&J and Keane will produce cost savings and other benefits. Please also see “The Merger—Recommendation of the C&J Board and Reasons for the Merger” and “The Merger—Recommendation of the Keane Board and Reasons for the Merger.”

However, C&J and Keane must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the Combined Company must achieve the cost savings and anticipated growth without adversely affecting current revenues and investments in future growth. If the Combined Company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the Combined Company, which may adversely affect the value of Combined Company Common Stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses and may cost more than anticipated, and the anticipated benefits of the integration plan may not be realized. Actual cost savings, if achieved, may be lower than what C&J and Keane expect and may take longer to achieve than anticipated. If C&J and Keane are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.

Because Keane Investor will control approximately 24.6% of Combined Company Common Stock at the effective time, Keane Investor may have the ability to influence major corporate decisions of the Combined Company.

As of the date of this joint proxy statement/prospectus, Keane Investor beneficially owns approximately 49.2% of the outstanding shares of Keane. At the effective time, C&J and Keane estimate that Keane Investor will beneficially own approximately 24.6% of the Combined Company Common Stock. Accordingly, Keane Investor may have the ability to influence matters requiring approval by the Combined Company Board or a stockholder vote, such as the election of directors or the approval of significant transactions. Keane Investor may have interests that differ from the interests of other current C&J stockholders or other current Keane stockholders. The concentration of ownership and voting power in Keane Investor may have the effect of delaying, preventing or deterring significant transactions with respect to the Combined Company and may affect the market price of Combined Company Common Stock.

However, the Support Agreement places restrictions on the ability of Keane Investor and Cerberus to, among other things, acquire, offer to acquire, or agree to acquire, by purchase, or otherwise, beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of, or rights to acquire, (i) any shares of Keane Common Stock, (ii) any option, warrant, convertible security, stock appreciation right or other right to acquire such ownership, including through any swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that is exercisable for, converts into or has a settlement payment or mechanism or is priced by reference to or in relation to the value of Keane or shares of Keane Common Stock or (iii) any material assets of Keane (other than as part of an authorized sale process) or any securities or material assets of any subsidiary of Keane; provided, however, that notwithstanding the foregoing, Keane Investor and Cerberus and each of their controlled affiliates may acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of Keane Common Stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of Keane Common Stock in the aggregate following such transaction (assuming any stock buy-back transaction announced but not yet consummated by Keane has been consummated as of the time of such acquisition). For a more complete discussion of the Support Agreement, please see “The Merger Agreement—Support Agreement.”

Following the expiration of the Support Agreement lock-up period, Keane Investor and Cerberus will be permitted to sell their holdings in the Combined Company.

Pursuant to the Support Agreement, Keane Investor and Cerberus have agreed that, subject to certain exceptions, during the period commencing at the effective time and continuing for forty-five days thereafter, each of Keane Investor and Cerberus shall not sell, transfer, assign, pledge, encumber or otherwise dispose of, directly or indirectly, the shares of Keane Common Stock or any other securities convertible into or exchangeable for Keane Common Stock (including derivative securities), without the prior written consent of the Combined Company Board (which consent shall require the unanimous approval of the C&J Designees). Following such time period, Keane Investor and Cerberus will no longer be subject to such restriction and may decide to sell any or all of their shares of Keane Common Stock.

The failure to successfully integrate the businesses and operations of C&J and Keane in the expected time frame may adversely affect the Combined Company’s future results.

C&J and Keane have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key C&J employees or key Keane employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of C&J and Keane in order to realize the anticipated benefits of the merger so the Combined Company performs as expected:

•	combining the companies’ operations and corporate functions;

•

combining the businesses of C&J and Keane, in a manner that permits the Combined Company to achieve any cost savings or revenue synergies anticipated to result from the merger, including, specifically, achieving the anticipated annualized run-rate cost synergies of $100 million within 12 months after closing, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	reducing additional and unforeseen expenses such that integration costs more than anticipated;

•	avoiding delays or regulatory conditions in connection with the merger or the integration process;

•	integrating personnel from the two companies and minimizing the loss of key employees;

•	integrating the companies’ technologies;

•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating distribution and marketing efforts;

•	managing the movement of certain positions to different locations; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the Combined Company.

Furthermore, the Combined Company Board and executive leadership of the Combined Company will consist of former directors and executive officers from each of C&J and Keane. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.

The C&J and Keane unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma financial data included in this document is preliminary and the Combined Company’s actual financial position and results of operations after the merger may differ materially from these estimates and the unaudited pro forma financial data included in this joint proxy statement/prospectus. The unaudited pro forma combined financial data does not reflect the effect of any divestitures that may be required in connection with the merger.

The unaudited pro forma condensed combined financial statements and unaudited comparative pro forma per share information included in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the Combined Company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The Combined Company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this joint proxy statement/prospectus. For more information, please see “Unaudited Comparative Per Share Information” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

This information was prepared solely for internal use, as of a specific date, and is subjective in many respects. While presented with numeric specificity, the C&J and Keane unaudited prospective financial information provided in this joint proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, the well completion services and related industries, and economic, market and financial conditions and additional matters specific to C&J’s or Keane’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of C&J and Keane. As a result, actual results may differ materially from the unaudited prospective financial information. Important factors that may affect actual results and cause these unaudited projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to C&J’s or Keane’s business, as applicable (including each company’s ability to deliver safe, high quality and efficient services), industry performance, general business and economic conditions. For more information Please see “The Merger—Certain C&J Unaudited Prospective Financial and Operating Information” and “The Merger—Certain Keane Unaudited Prospective Financial and Operating Information.”

The Combined Company may be unable to retain C&J and Keane personnel successfully after the merger is completed.

The success of the merger will depend in part on the Combined Company’s ability to retain the talents and dedication of the key employees currently employed by C&J and Keane. It is possible that these employees may decide not to remain with the Combined Company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the Combined Company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating C&J and Keane to hiring suitable replacements, all of which may cause the Combined Company’s business to suffer. In addition, C&J and Keane may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

If the existing indebtedness of Keane remains outstanding, or if Keane refinances its existing indebtedness, covenants contained in the agreements governing such indebtedness may impose restrictions on the Combined Company and certain of its subsidiaries that may affect their ability to operate their businesses.

The agreements that govern the indebtedness of Keane, in addition to any refinanced indebtedness, may contain various affirmative and negative covenants. Such covenants may, subject to certain significant exceptions, restrict the ability of the Combined Company and certain of its subsidiaries to, among other things, incur liens, incur debt, engage in mergers, consolidations and acquisitions, transfer assets outside the ordinary course of business, make loans or other investments, pay dividends, repurchase equity interests, make other payments with respect to equity interests, repay or repurchase subordinated debt and engage in affiliate transactions. In addition, the agreements governing the existing indebtedness of Keane contain financial covenants that would require the Combined Company to maintain certain financial ratios under certain circumstances. The ability of the Combined Company and its subsidiaries to comply with these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate the Combined Company’s repayment obligations.

Declaration, payment and amounts of dividends, if any, distributed to stockholders of the Combined Company will be uncertain.

Whether any dividends are declared or paid to stockholders of the Combined Company following the merger, and the amounts of any such dividends that are declared or paid, are uncertain and depend on a number of factors. Keane has not paid any dividends to its stockholders. The C&J Board has declared, subject to the C&J Board making a determination that surplus exists under Delaware law, the Pre-closing Cash Dividend which, if the C&J Board determines that C&J has sufficient surplus to pay, C&J expects will be paid prior to the effective time to the holders of record of C&J Common Stock as of the record date for such dividend. If dividends are paid to stockholders of the Combined Company, they may not be of the same amount as paid by C&J to its respective stockholders prior to the effective time of the merger. The Combined Company Board will have the discretion to determine the dividend policy of the Combined Company, which may be impacted by any of the following factors:

•	the Combined Company may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Combined Company Board, which could change its dividend practices at any time and for any reason;

•	the Combined Company’s desire to maintain or improve the credit ratings on its debt;

•

the amount of dividends that the Combined Company may distribute to its stockholders is subject to restrictions under Delaware law and is limited by restricted payment and leverage covenants in the Combined Company’s credit facilities and indentures and, potentially, the terms of any future indebtedness that the Combined Company may incur; and

•	certain limitations on the amount of dividends subsidiaries of the Combined Company can distribute to the Combined Company, as imposed by state law, regulators or agreements.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Risks Relating to C&J’s Business

C&J’s business will continue to be subject to the risks described in “Risk Factors” in C&J’s Annual Report on Form 10-K for the year ended December 31, 2018, C&J’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to Keane’s Business

Keane’s business will continue to be subject to the risks described in “Risk Factors” in Keane’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, Keane’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents to which C&J and Keane refer you to in this joint proxy statement/prospectus, as well as oral statements made or to be made by C&J and Keane, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions with respect to the businesses, strategies and plans of C&J and Keane, their expectations relating to the merger and their future financial condition and performance. Statements included in or incorporated by reference into this joint proxy statement/prospectus that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of each of C&J and Keane. Words such as “believe,” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. C&J and Keane caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside C&J’s and Keane’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:

•

the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the Merger Agreement, including a termination of the Merger Agreement under circumstances that could require C&J or Keane to pay to the other party a termination fee or reimburse certain of the other party’s expenses;

•

uncertainties related to the timing of the receipt of required regulatory approvals for the merger and the possibility that C&J and Keane may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all;

•

the stock price for C&J Common Stock and Keane Common Stock could change before the completion of the merger, including as a result of uncertainty as to the long-term value of Combined Company Common Stock following the merger or as a result of broader stock market movements;

•

the inability to complete the merger due to the failure, or unexpected delays, of C&J stockholders to adopt the Merger Agreement or of Keane stockholders to approve the issuance of shares pursuant to the Merger Agreement, or the failure to satisfy other conditions to the completion of the merger;

•	delays in closing, or the failure to close, the merger for any reason could negatively impact C&J or Keane;

•	risks that the merger and the other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm C&J’s or Keane’s respective businesses;

•	difficulties or delays in integrating the businesses of C&J and Keane following completion of the merger or fully realizing the anticipated synergies and other benefits expected from the merger;

•	the ability to obtain or renew customer contracts and changes in customer requirements in the markets C&J and Keane serve;

•	certain restrictions during the pendency of the merger that may impact the ability of C&J or Keane to pursue certain business opportunities or strategic transactions;

•	the outcome of any legal proceedings that have been or may be instituted against C&J, Keane and/or others relating to the merger;

•	risks related to the diversion of the attention and time of the C&J or Keane management teams from ongoing business concerns;

•

the risk that the merger and any announcement relating to the merger could have an adverse effect on the ability of C&J or Keane to retain and hire key personnel or maintain relationships with customers, suppliers, vendors, or other third parties, standing with regulators, the U.S. government or other governments, or on C&J’s or Keane’s respective operating results and businesses generally;

•	the amount of any costs, fees, expenses, impairments or charges related to the merger;

•	the potential dilution of C&J stockholders’ and Keane stockholders’ ownership percentage of the Combined Company as a result of the merger;

•	the business, economic and political conditions in the countries in which C&J or Keane operate;

•	events beyond C&J’s and Keane’s control, such as acts of terrorism; and

•	the potential dilution of the Combined Company’s earnings per share as a result of the merger.

For further discussion of these and other risks, contingencies and uncertainties applicable to C&J and Keane, please see “Risk Factors” and in C&J’s and Keane’s other filings with the SEC incorporated by reference into this joint proxy statement/prospectus. Please also see “Where You Can Find More Information” for more information about the SEC filings incorporated by reference into this joint proxy statement/prospectus.

All subsequent written or oral forward-looking statements attributable to C&J or Keane or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither C&J nor Keane is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

THE PARTIES TO THE MERGER

C&J Energy Services, Inc.

3990 Rogerdale Rd.

Houston, TX 77042

Telephone: (713) 325-6000

C&J is a leading provider of well construction, intervention, completion, support and other complementary oilfield services and technologies. C&J provides its services to oil and gas exploration and production companies throughout the continental United States. C&J is a new well focused provider offering a diverse suite of services throughout the life cycle of the well, including hydraulic fracturing, cased-hole wireline and pumping, cementing, coiled tubing, rig services, fluids management and other completion and well support services.

C&J Common Stock is listed on the NYSE under the ticker symbol “CJ.”

For more information about C&J, please visit C&J’s website at www.cjenergy.com. The information contained on C&J’s website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about C&J is included in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

Keane Group, Inc.

1800 Post Oak Boulevard, Suite 450

Houston, TX 77056

Telephone: (713) 357-9490

Keane is one of the largest pure-play providers of integrated well completion services in the U.S. with a focus on complex, technically demanding completion solutions. Keane provides its services in conjunction with onshore well development, in addition to stimulation operations on existing wells, to exploration and production customers with some of the highest quality and safety standards in the industry.

Keane Common Stock is listed on the NYSE under the ticker symbol “FRAC.”

For more information about Keane, please visit Keane’s website at www.keanegrp.com. The information contained on Keane’s website or accessible through it (other than the documents incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Keane is included in the documents incorporated by reference into this joint proxy statement/prospectus. Please see “Where You Can Find More Information.”

King Merger Sub Corp.

1800 Post Oak Boulevard, Suite 450

Houston, TX 77056

Telephone: (713) 357-9490

Merger Sub is a wholly owned subsidiary of Keane. Merger Sub was formed by Keane solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement.

THE C&J SPECIAL MEETING

General

This joint proxy statement/prospectus is first being provided on or about September 23, 2019 and constitutes notice of the C&J Special Meeting in conformity with the requirements of the DGCL and the bylaws of C&J (the “C&J Bylaws”).

This joint proxy statement/prospectus is being provided to C&J stockholders as part of a solicitation of proxies by the C&J Board for use at the C&J Special Meeting and at any adjournments or postponements of the C&J Special Meeting. This joint proxy statement/prospectus provides C&J stockholders with information about the C&J Special Meeting and should be read carefully in its entirety.

Date, Time and Place of the C&J Special Meeting

The C&J Special Meeting is scheduled to be held at C&J’s headquarters at 3990 Rogerdale Rd., Houston, TX 77042, on October 22, 2019, beginning at 9:30 a.m. Central Time, unless postponed to a later date.

Matters to Be Considered at the C&J Special Meeting

The C&J Special Meeting is being held to consider and vote on the following proposals, each as further described in this joint proxy statement/prospectus:

•

Proposal 1—the C&J Merger Proposal: to adopt the Merger Agreement, pursuant to which each outstanding share of C&J Common Stock (other than C&J Excluded Shares) will be cancelled and converted into the right to receive 1.6149 shares of Keane Common Stock;

•

Proposal 2—the C&J Compensation Proposal: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to C&J’s named executive officers in connection with the merger; and

•

Proposal 3—the C&J Adjournment Proposal: to approve the adjournment of the C&J Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the C&J Special Meeting to approve the C&J Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to C&J stockholders.

Recommendation of the C&J Board of Directors

The C&J Board unanimously recommends that C&J stockholders vote:

•	Proposal 1: “FOR” the C&J Merger Proposal;

•	Proposal 2: “FOR” the C&J Compensation Proposal; and

•	Proposal 3: “FOR” the C&J Adjournment Proposal.

After careful consideration, the C&J Board unanimously (i) determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, C&J and its stockholders; (ii) approved and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, on the terms and conditions set forth in the Merger Agreement; (iii) directed that the Merger Agreement be submitted for adoption at a special meeting of C&J stockholders to approve its adoption; and (iv) subject to the terms and conditions of the Merger Agreement, resolved to recommend that C&J stockholders approve the adoption of the Merger Agreement.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that C&J stockholders should consider when deciding how to cast their votes. C&J stockholders are encouraged to read this entire document carefully, including the annexes to and the documents incorporated by reference into this document, for more detailed information regarding the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Please also see “The Merger—Recommendation of the C&J Board and Reasons for the Merger.”

Attending the C&J Special Meeting

Only C&J stockholders of record at the close of business on September 18, 2019 (the record date for the C&J Special Meeting), beneficial owners as of the close of business on the record date, holders of valid proxies for the C&J Special Meeting and invited guests of C&J may attend the C&J Special Meeting.

All attendees will need to bring a form of government-issued personal identification (such as a driver’s license or passport) along with either the notice of the C&J Special Meeting or proof of stock ownership to enter the C&J Special Meeting. C&J stockholders whose shares are beneficially held in the name of a broker, bank or other nominee and who wish to be admitted to attend the C&J Special Meeting, must present proof of ownership of C&J shares, such as a bank or brokerage statement.

Please note that no cameras, recording equipment, or other similar electronic devices, signs, placards, briefcases, backpacks, large bags or packages will be permitted in the C&J Special Meeting. C&J reserves the right to deny admittance to any C&J stockholder who attempts to bring any such item into the C&J Special Meeting. Small purses are permissible, but they and any bags or packages permitted in the C&J Special Meeting room will be subject to inspection. The use of mobile phones or other communication devices, tablets and similar electronic devices during the C&J Special Meeting is prohibited, and such devices must be turned off and put away before entering the meeting room. All security procedures and instructions require strict adherence. By attending the C&J Special Meeting, C&J stockholders agree to abide by the agenda and procedures for the C&J Special Meeting, copies of which will be distributed to attendees at the C&J Special Meeting.

C&J stockholders planning to attend the C&J Special Meeting and vote in person, are encouraged to vote in advance by the Internet, telephone or mail. Such vote will not limit the right to vote at the C&J Special Meeting in person.

Record Date for the C&J Special Meeting and Voting Rights

The record date to determine who is entitled to receive notice of and to vote at the C&J Special Meeting, or any adjournments or postponements thereof, is September 18, 2019. As of the close of business on August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, there were 66,025,630 shares of C&J Common Stock issued and outstanding and entitled to vote at the C&J Special Meeting. Each C&J stockholder is entitled to one vote for any matter properly brought before the C&J Special Meeting for each share of C&J Common Stock such holder owned at the close of business on the C&J Record Date so long as such shares remain outstanding on the date of the C&J Special Meeting. Only C&J stockholders of record at the close of business on the C&J Record Date are entitled to receive notice of and to vote at the C&J Special Meeting and any and all adjournments or postponements thereof.

A complete list of registered C&J stockholders entitled to vote at the C&J Special Meeting will be available for inspection during ordinary business hours at the C&J headquarters located at 3990 Rogerdale Rd., Houston, TX 77042, for a period of at least ten days before the C&J Special Meeting and at the place of the C&J Special Meeting for the duration of the meeting.

Quorum and Broker Non-Votes

A quorum of stockholders is necessary to conduct the C&J Special Meeting. The presence, in person or by proxy, of the holders of a majority of the total voting power of all outstanding securities of C&J entitled to vote at the C&J Special Meeting is necessary to constitute a quorum. Shares of C&J Common Stock represented at the C&J Special Meeting and entitled to vote, but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes, will be counted for purposes of determining a quorum. If a quorum is not present, the C&J Special Meeting may be postponed until the holders of the number of shares of C&J Common Stock required to constitute a quorum attend.

Under the NYSE rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Generally, a broker non-vote occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the NYSE rules, “non-routine” matters include the C&J Merger Proposal, the C&J Compensation Proposal and the C&J Adjournment Proposal. Because none of the proposals to be voted on at the C&J Special Meeting are routine matters for which brokers may have discretionary authority to vote, C&J does not expect any broker non-votes at the C&J Special Meeting. As a result, C&J stockholders holding their shares of C&J Common Stock in “street name” will not be represented and their shares will not be voted on any matter unless such C&J stockholders provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares. The NYSE rules governing brokers’ discretionary authority will not permit brokers to exercise discretionary authority regarding any of the proposals to be voted on at the C&J Special Meeting.

Vote Required

The votes required for each proposal are as follows:

•

Proposal 1—the C&J Merger Proposal. The affirmative vote of the holders of a majority of the issued and outstanding shares of C&J Common Stock entitled to vote on the C&J Merger Proposal is required to adopt the C&J Merger Proposal. The failure of any C&J stockholder to submit a vote (e.g., by not submitting a proxy or not voting in person) and any abstention by a C&J stockholder will have the same effect as a vote “against” the C&J Merger Proposal. Because the C&J Merger Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the C&J Merger Proposal and will not be able to vote on the C&J Merger Proposal absent instructions from the beneficial owner.

•

Proposal 2—the C&J Compensation Proposal. The affirmative vote of a majority of votes cast by C&J stockholders entitled to vote thereon and present in person or represented by proxy at the C&J Special Meeting is required to approve the advisory compensation proposal. Accordingly, a C&J stockholder’s abstention from voting, a broker non-vote or the failure of a C&J stockholder to vote (including the failure of a C&J stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the C&J Compensation Proposal. While the C&J Board intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on C&J or Keane, and, if the merger with Keane is approved by C&J stockholders and consummated, the compensation will be payable even if the C&J Compensation Proposal is not approved.

•	Proposal 3—the C&J Adjournment Proposal. The affirmative vote of a majority of votes cast by C&J stockholders entitled to vote thereon and present in person or represented by proxy at the C&J Special

Meeting is required to approve the C&J Adjournment Proposal. Accordingly, a C&J stockholder’s abstention from voting, a broker non-vote or the failure of a C&J stockholder to vote (including the failure of a C&J stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the C&J Adjournment Proposal. Because the C&J Adjournment Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the C&J Adjournment Proposal, and will not be able to vote on the C&J Adjournment Proposal absent instructions from the beneficial owner.

As of August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, C&J directors and executive officers and their affiliates, as a group, owned and were entitled to vote 823,518 shares of C&J Common Stock, or approximately 1.25% of the total outstanding shares of C&J Common Stock. Although none of them has entered into any agreement obligating them to do so, C&J currently expects that all of its directors and executive officers will vote their shares “FOR” the C&J Merger Proposal, “FOR” the C&J Compensation Proposal and “FOR” the C&J Adjournment Proposal. Please also see “The Merger—Interests of C&J’s Directors And Executive Officers In The Merger” and the arrangements described in Part III of C&J’s Annual Report on Form 10-K for the year ended December 31, 2018 and C&J’s Definitive Proxy Statement on Schedule 14A for C&J’s annual meeting filed with the SEC on April 9, 2019, both of which are incorporated into this joint proxy statement/prospectus by reference.

If shares are held in the name of a broker, bank or other nominee, the beneficial owner of such shares will receive separate instructions from his or her broker, bank or other nominee describing how to vote such shares.

Methods of Voting

C&J stockholders of record as of the close of business on the C&J Record Date may have their shares voted by submitting a proxy or may vote in person at the C&J Special Meeting by following the instructions provided on the enclosed proxy card. C&J recommends that C&J stockholders entitled to vote submit a proxy even if they plan to attend the C&J Special Meeting.

C&J stockholders who hold their shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1, 2 and 3. C&J stockholders who hold their shares beneficially and wish to vote in person at the C&J Special Meeting must obtain a “legal proxy.”

C&J stockholders of record may submit a proxy in one of four ways or vote in person at the C&J Special Meeting:

•

Internet: C&J stockholders may submit their proxies over the Internet at the web address shown on their proxy cards. You will need the 16-digit control number included on your proxy card or your paper voting instruction form (if you received a paper copy of the proxy materials). Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time, on the day before the C&J Special Meeting. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. C&J stockholders who submit a proxy this way need not send in their proxy card.

•

Telephone: C&J stockholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time, on the day before the C&J Special Meeting. Voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. C&J stockholders who submit a proxy this way need not send in their proxy card.

•

Mail: C&J stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. C&J stockholders who submit a proxy this way should mail the proxy card early enough so that it is received before the date of the C&J Special Meeting.

•

In Person: C&J stockholders may vote in person at the C&J Special Meeting or by sending a representative with an acceptable proxy that has been signed and dated. Attendance at the C&J Special Meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

C&J stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the C&J Special Meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the C&J Board. To reduce administrative costs and help the environment by conserving natural resources, C&J asks that C&J stockholders vote through the Internet or by telephone, both of which are available 24 hours a day.

Notwithstanding the above, C&J stockholders who hold their shares in “street name” and who submit voting instructions to their bank, broker or other nominee, must submit those instructions to the bank, broker or other nominee prior to the deadline set forth in the information from such bank, broker or other nominee on how to submit voting instructions.

C&J does not expect that any matter other than the proposals listed above will be brought before the C&J Special Meeting, and the bylaws of C&J provide that the only business that may be conducted at the C&J Special Meeting are those proposals brought before the meeting pursuant to this joint proxy statement/prospectus.

Proxies and Revocation

C&J stockholders of record have the right to revoke their proxies at any time before the proxy is voted at the C&J Special Meeting in any of the following ways:

•	by sending a signed written notice of revocation to C&J’s corporate secretary, provided such statement is received no later than the day before the C&J Special Meeting;

•	by voting again by Internet or telephone at a later time before the closing of the voting facilities at 11:59 p.m. Eastern Time, on the day before the C&J Special Meeting;

•	by properly submitting a new, later-dated proxy card, which is received no later than the day before the C&J Special Meeting; or

•	by attending the C&J Special Meeting, revoking the proxy and voting in person (attending the C&J Special Meeting will not by itself have the effect of revoking a previously submitted proxy).

Only the last submitted proxy card from a C&J stockholder will be considered.

Execution or revocation of a proxy will not in any way affect the stockholder’s right to attend the C&J Special Meeting and vote in person.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

C&J Energy Services, Inc.

Attn: Corporate Secretary

3990 Rogerdale Rd.

Houston, TX 77042

C&J beneficial owners may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a “legal proxy” from such broker, bank or other nominee and voting in person at the C&J Special Meeting.

Proxy Solicitation Costs

C&J is soliciting proxies to provide an opportunity to all C&J stockholders to vote on agenda items, whether or not the stockholders are able to attend the C&J Special Meeting or an adjournment or postponement thereof. C&J will bear the entire cost of soliciting proxies from its stockholders, except that C&J and Keane have agreed to each pay one half of the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other similar fees payable to the SEC in connection with this joint proxy statement/prospectus. In addition to the solicitation of proxies by mail, C&J will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of C&J Common Stock and secure their voting instructions, if necessary. C&J may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

C&J has also retained the C&J Solicitation Agent to assist in soliciting proxies and in communicating with C&J stockholders and estimates that it will pay the C&J Solicitation Agent a fee of approximately $20,000 plus reimbursement for certain out-of-pocket fees and expenses. C&J also has agreed to indemnify the C&J Solicitation Agent against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of C&J or by C&J directors, officers and other employees in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication. Directors, officers and employees of C&J will not be paid any additional amounts for their services or solicitation in this regard.

Inspector of Election

The C&J Board has appointed Danielle Hunter, C&J’s Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary, to act as the inspector of election at the C&J Special Meeting.

Adjournments

The C&J Special Meeting may be adjourned by the chairman of the C&J Special Meeting, regardless of whether there is a quorum, without further notice other than by an announcement made at the C&J Special Meeting. In the case that a quorum is not present at the C&J Special Meeting, or in the case that a quorum is present at the C&J Special Meeting but there are not sufficient votes at the time of the C&J Special Meeting to adopt the Merger Agreement, then the chairman of the C&J Special Meeting has the power to adjourn the C&J Special Meeting or, alternatively, C&J stockholders may be asked to vote on a proposal to adjourn the C&J Special Meeting in order to permit the further solicitation of proxies.

If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each C&J stockholder of record entitled to vote at the C&J Special Meeting.

Appraisal Rights

C&J stockholders are not entitled to appraisal or dissenters’ rights in connection with the merger under Section 262 of the DGCL. For additional information, please see “The Merger—Appraisal Rights and Dissenters’ Rights.”

Other Matters

At this time, C&J knows of no other matters to be submitted at the C&J Special Meeting.

Householding of Special Meeting Materials

Unless C&J has received contrary instructions, C&J may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if C&J believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce C&J’s expenses.

Questions and Additional Information

C&J stockholders may contact the C&J Solicitation Agent to request additional copies of any materials at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

C&J STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, C&J STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

C&J PROPOSAL 1—ADOPTION OF THE MERGER AGREEMENT

This joint proxy statement/prospectus is being furnished to C&J stockholders as part of the solicitation of proxies by the C&J Board for use at the C&J Special Meeting to consider and vote upon a proposal to adopt the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, and approve the transactions contemplated thereby, including the merger.

The C&J Board, after due and careful discussion and consideration, unanimously approved and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of C&J and its stockholders.

The C&J Board accordingly unanimously recommends that C&J stockholders adopt the Merger Agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus.

The merger between C&J and Keane cannot be completed without the affirmative vote of a majority of the outstanding shares of C&J Common Stock entitled to vote thereon. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement.

IF YOU ARE A C&J STOCKHOLDER, THE C&J BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE C&J MERGER PROPOSAL

C&J PROPOSAL 2—NON-BINDING ADVISORY VOTE ON MERGER-RELATED

COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, C&J is seeking a non-binding advisory stockholder approval of the compensation of C&J’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of C&J’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to C&J Named Executive Officers in Connection with the Merger.” The C&J Compensation Proposal gives C&J stockholders the opportunity to express their views on the merger-related compensation of C&J’s named executive officers.

Accordingly, C&J is asking C&J stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that C&J stockholders approve, on a non-binding advisory basis, the compensation that may be paid or become payable to C&J’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under “The Merger—Interests of C&J’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to C&J Named Executive Officers in Connection with the Merger” of the joint proxy statement/prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K)”

The vote on the advisory compensation proposal is a vote separate and apart from the vote to approve the C&J Merger Proposal. Accordingly, C&J stockholders of record may vote to approve the C&J Merger Proposal, and vote not to approve the C&J Compensation Proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to C&J’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if C&J stockholders fail to approve the advisory vote regarding merger-related compensation.

The affirmative vote of a majority of votes cast by C&J stockholders entitled to vote thereon and present in person or represented by proxy at the C&J Special Meeting is required to approve the C&J Compensation Proposal. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the C&J Compensation Proposal.

IF YOU ARE A C&J STOCKHOLDER, THE C&J BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE C&J COMPENSATION PROPOSAL

C&J PROPOSAL 3—ADJOURNMENT OF THE C&J SPECIAL MEETING

The C&J Special Meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the C&J Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to C&J stockholders.

C&J is asking its stockholders to authorize the holder of any proxy solicited by the C&J Board to vote in favor of any adjournment of the C&J Special Meeting to solicit additional proxies if there are not sufficient votes to approve the C&J Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to C&J stockholders.

The C&J Board unanimously recommends that C&J stockholders approve the proposal to adjourn the C&J Special Meeting, if necessary.

Whether or not a quorum is present, the affirmative vote of a majority of votes cast by C&J stockholders entitled to vote thereon and present in person or represented by proxy at the C&J Special Meeting is required to approve the C&J Adjournment Proposal. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the C&J Adjournment Proposal.

IF YOU ARE A C&J STOCKHOLDER, THE C&J BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE C&J ADJOURNMENT PROPOSAL

THE KEANE SPECIAL MEETING

General

This joint proxy statement/prospectus is first being mailed on or about September 23, 2019 and constitutes notice of the Keane Special Meeting in conformity with the requirements of the DGCL and the bylaws of Keane (the “Keane Bylaws”).

This joint proxy statement/prospectus is being provided to Keane stockholders as part of a solicitation of proxies by the Keane Board for use at the Keane Special Meeting and at any adjournments or postponements of the Keane Special Meeting. Keane stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the Merger Agreement and the transactions contemplated by the Merger Agreement.

Date, Time and Place of the Keane Special Meeting

The Keane Special Meeting is scheduled to be held at Keane’s headquarters at 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056, on October 22, 2019, beginning at 9:30 a.m. Central Time, unless postponed to a later date.

Matters to be Considered at the Keane Special Meeting

The Keane Special Meeting is being held to consider and vote on the following proposals, each as further described in this joint proxy statement/prospectus:

•	Proposal 1—the Keane Share Issuance Proposal: to approve the issuance of Keane Common Stock to C&J stockholders in connection with the merger;

•

Proposal 2—the Keane Compensation Proposal: to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Keane’s named executive officers in connection with the merger; and

•

Proposal 3—the Keane Adjournment Proposal: to approve the adjournment of the Keane Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the Keane Special Meeting to approve the Keane Share Issuance Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Keane stockholders.

Recommendation of the Keane Board of Directors

The Keane Board unanimously recommends that Keane stockholders vote:

•	Proposal 1: “FOR” the Keane Share Issuance Proposal;

•	Proposal 2: “FOR” the Keane Compensation Proposal; and

•	Proposal 3: “FOR” the Keane Adjournment Proposal.

After careful consideration, upon the unanimous recommendation of the Keane Special Committee solely with respect to the Keane Share Issuance Proposal, the Keane Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the merger and the share issuance on the terms set forth in the Merger Agreement, are fair to, and in the best interests of, Keane and the holders of shares of Keane Common Stock; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger, on the terms and subject to the conditions set forth in the Merger Agreement; (iii) directed that the share issuance be submitted to the holders of shares of Keane Common Stock for their approval; and (iv) subject to the terms and conditions of the Merger Agreement, resolved to recommend that the Keane stockholders approve the share issuance.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Keane stockholders should consider when deciding how to cast their votes. Keane stockholders are encouraged to read this entire document carefully, including the annexes to and the documents incorporated by reference into this document, for more detailed information regarding the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

Please also see “The Merger—Recommendation of the Keane Board and Reasons for the Merger.”

Attending the Keane Special Meeting

You are entitled to attend the Keane Special Meeting only if you are a stockholder of record of Keane at the close of business on September 18, 2019 (the record date for the Keane Special Meeting), you hold your shares of Keane beneficially in the name of a broker, bank or other nominee as of the Keane Record Date, or you hold a valid proxy for the Keane Special Meeting.

If you are a stockholder of record of Keane at the close of business on September 18, 2019 and wish to attend the Keane Special Meeting, please so indicate on the appropriate proxy card. Your name will be verified against the list of stockholders of record prior to your being admitted to the Keane Special Meeting.

If a broker, bank or other nominee is the record owner of your shares of Keane Common Stock, you will need to have proof that you are the beneficial owner as of the Keane Record Date to be admitted to the Keane Special Meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the Keane Record Date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Keane Special Meeting.

Record Date for the Keane Special Meeting and Voting Rights

The record date to determine who is entitled to receive notice of and to vote at the Keane Special Meeting, or any adjournments or postponements thereof, is September 18, 2019. As of the close of business on August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, there were 105,015,124 shares of Keane Common Stock issued and outstanding, each entitled to vote at the Keane Special Meeting. Each Keane stockholder will have one vote for any matter properly brought before the Keane Special Meeting for each share of Keane Common Stock such holder owned at the close of business on the Keane Record Date. Only Keane stockholders of record at the close of business on the Keane Record Date are entitled to receive notice of and to vote at the Keane Special Meeting and any and all adjournments or postponements thereof.

Quorum and Broker Non-Votes

A quorum of stockholders is necessary to conduct the Keane Special Meeting. The holders of a majority of the shares of Keane Common Stock issued and outstanding and entitled to vote at the meeting must be represented at the Keane Special Meeting in person or by proxy in order to constitute a quorum. Abstentions will be counted for purposes of determining whether a quorum exists. If a quorum is not present, the Keane Special Meeting will be postponed until the holders of the number of shares of Keane Common Stock required to constitute a quorum attend.

Under the NYSE rules, banks, brokers or other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters that the NYSE determines to be “non-routine.” Generally, a broker non-vote occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the NYSE rules, “non-routine” matters include the Keane Share Issuance Proposal (Keane Proposal 1), the Keane Compensation Proposal (Keane Proposal 2) and the Keane Adjournment Proposal (Keane Proposal 3). Because none of the proposals to be voted on at the Keane Special Meeting are “routine” matters for which brokers may have discretionary authority to vote, Keane does not expect any broker non-votes at the Keane Special Meeting. As a result, if you hold your shares of Keane Common Stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in one of the ways indicated by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote.

If you submit a properly executed proxy card, even if you abstain from voting or vote against the Keane Share Issuance Proposal, your shares of Keane Common Stock will be counted for purposes of calculating whether a quorum is present at the Keane Special Meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the Keane Board. If additional votes must be solicited to approve the share issuance, it is expected that the meeting will be adjourned to solicit additional proxies.

Vote Required

The votes required for each proposal are as follows:

•

Proposal 1—the Keane Share Issuance Proposal. Approval requires the affirmative vote of a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting. Accordingly, a Keane stockholder’s abstention from voting, a broker non-vote or the failure of a Keane stockholder to vote (including the failure of a Keane stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the Keane Share Issuance Proposal. Because the Keane Share Issuance Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Keane Share Issuance Proposal and will not be able to vote on the Keane Share Issuance Proposal absent instructions from the beneficial owner.

•

Proposal 2—the Keane Compensation Proposal. Approval requires the affirmative vote of a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting. Accordingly, a Keane stockholder’s abstention from voting, a broker non-vote or the failure of a Keane stockholder to vote (including the failure of a Keane stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the Keane Compensation Proposal. While the Keane Board intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on Keane, and, if the merger with C&J is approved by Keane stockholders and consummated, the compensation will be payable even if the Keane Compensation Proposal is not approved.

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Proposal 3—the Keane Adjournment Proposal. Approval requires the affirmative vote of a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting. Accordingly, a Keane stockholder’s abstention from voting, a broker non-vote or the failure of a Keane stockholder to vote (including the failure of a Keane stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the Keane Adjournment Proposal. Because the Keane Adjournment Proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the Keane Adjournment Proposal, and will not be able to vote on the Keane Adjournment Proposal absent instructions from the beneficial owner.

As of August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, Keane directors and executive officers, as a group, owned and were entitled to vote 683,949 shares of Keane Common Stock, or approximately 0.65% of the total outstanding shares of Keane Common Stock. Although none of them has entered into any agreement obligating them to do so, Keane currently expects that all of its directors and executive officers will vote their shares “FOR” the Keane Share Issuance Proposal, “FOR” the Keane Compensation Proposal and “FOR” the Keane Adjournment Proposal. Keane Investor, which owns approximately 49.2% of the outstanding shares of Keane Common Stock, and Cerberus, an affiliate of Keane Investor, are party to the Support Agreement with C&J, pursuant to which Keane Investor and Cerberus have agreed, subject to the terms and conditions thereof including with respect to the percentage of Keane Investor’s shares required to be voted in favor in the event of a Change of Recommendation by Keane to vote Keane Investor’s shares in favor of the Keane Share Issuance Proposal at the Keane Special Meeting. For more information, please see “The Merger Agreement—Support Agreement.” Please also see “The Merger—Interests of Keane’s Directors and Executive Officers in the Merger” and the arrangements described in Part III of Keane’s Annual Report on Form 10-K for the fiscal year ended on December 31, 2018 and Keane’s Definitive Proxy Statement on Schedule 14A for Keane’s annual meeting filed with the SEC on April 1, 2019, both of which are incorporated into this joint proxy statement/prospectus by reference.

Methods of Voting

If you are a stockholder of record, you may vote by proxy by mail, or by voting in person at the Keane Special Meeting. For shares held through a bank, broker or other nominee in “street name” instead of as a registered holder, you may vote by submitting your voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee, your shares of Keane Common Stock will not be voted on any proposal as your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Keane Special Meeting. Please see “—Quorum and Broker Non-Votes.”

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Mail: If you have received a paper copy of the proxy materials by mail, you may complete, sign, date and return by mail the paper proxy card or voting instruction form sent to you in the envelope provided to you with your proxy materials or voting instruction form.

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In Person: All stockholders of record may vote in person at the Keane Special Meeting. If you hold your shares through a bank, broker or other nominee in “street name” (instead of as a registered holder), you must obtain a legal proxy from your bank, broker or other nominee and bring the legal proxy to the meeting in order to vote in person at the Keane Special Meeting. For more information on how to attend in person, please see “—Attending the Keane Special Meeting.”

If you are a stockholder of record, proxies submitted by mail as described above must be received by 11:59 p.m. Eastern Time, on the day before the Keane Special Meeting.

Notwithstanding the above, if your shares are held in “street name” by a bank, broker or other nominee, you should follow the instructions you receive from your bank, broker or other nominee on how to vote your shares. Registered stockholders who attend the Keane Special Meeting may vote their shares personally even if they previously have voted their shares.

If you deliver a proxy pursuant to this joint proxy statement/prospectus, but do not specify a choice with respect to any proposal set forth in this joint proxy statement/prospectus, your underlying shares of Keane Common Stock will be voted on such uninstructed proposal in accordance with the recommendation of the Keane Board. Keane does not expect that any matter other than the proposals listed above will be brought before the Keane Special Meeting and Keane Bylaws provide that the only business that may be conducted at the Keane Special Meeting are those proposals brought before the meeting pursuant to this joint proxy statement/prospectus.

Proxies and Revocation

Any stockholder giving a proxy has the right to revoke it before the proxy is voted at the Keane Special Meeting by any of the following actions:

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by sending a signed written notice that you revoke your proxy to Keane’s corporate secretary, bearing a later date than your original proxy and mailing it so that it is received prior to the Keane Special Meeting;

•	by subsequently submitting a new proxy at a later date than your original proxy so that the new proxy is received by the deadline specified on the accompanying proxy card; or

•	by revoking your proxy and voting in person at the Keane Special Meeting.

Execution or revocation of a proxy will not in any way affect the stockholder’s right to attend the Keane Special Meeting and vote in person.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Keane Group, Inc.

Attn: Corporate Secretary

1800 Post Oak Boulevard, Suite 450

Houston, TX 77056

If your shares are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.

Proxy Solicitation Costs

Keane is soliciting proxies to provide an opportunity to all Keane stockholders to vote on agenda items, whether or not the stockholders are able to attend the Keane Special Meeting or an adjournment or postponement thereof. Keane will bear the entire cost of soliciting proxies from its stockholders, except that C&J and Keane have agreed to each pay one half of the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other similar fees payable to the SEC in connection with this joint proxy statement/prospectus. In addition to the solicitation of proxies by mail, Keane will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of Keane Common Stock held of record by such nominee holders. Keane may be required to reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Keane has retained the Keane Solicitation Agent to assist in the solicitation process. Keane estimates that it will pay the Keane Solicitation Agent a fee of approximately $20,000, plus reimbursement of reasonable expenses. Keane also has agreed to indemnify the Keane Solicitation Agent against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of Keane or by Keane directors, officers and other employees in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication. Directors, officers and employees of Keane will not be paid any additional amounts for their services or solicitation in this regard.

Householding

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can request prompt delivery of a copy of this joint proxy statement/prospectus by writing to Corporate Secretary, Keane Group, Inc., 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056, or by calling (713) 357-9490.

Inspector of Election

The Keane Board has appointed Robert Bickmore, Keane’s Director of Internal Audit, to act as the inspector of election at the Keane Special Meeting.

Adjournments

If a quorum is present at the Keane Special Meeting but there are not sufficient votes at the time of the Keane Special Meeting to approve the Keane Share Issuance Proposal, then Keane stockholders may be asked to vote on the Keane Adjournment Proposal.

At any subsequent reconvening of the Keane Special Meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Keane Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance voting or in completing your proxy card or have questions regarding the Keane Special Meeting, please contact the Keane Solicitation Agent:

MacKenzie Partners, Inc.

1407 Broadway

New York, New York 10018

Stockholders, banks and brokers call: (800) 322-2885

KEANE STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, KEANE STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

KEANE PROPOSAL 1—SHARE ISSUANCE

This joint proxy statement/prospectus is being furnished to you as a stockholder of Keane as part of the solicitation of proxies by the Keane Board for use at the Keane Special Meeting to consider and vote upon a proposal to approve the issuance of shares of Keane Common Stock to current C&J stockholders pursuant to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the rules of the NYSE, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock in any transaction or series of related transactions if the number of shares of common stock to be issued is equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock. If the merger is completed, it is currently estimated that Keane will issue approximately 108,621,890 shares of Keane Common Stock in connection with the merger, which will exceed 20% of the shares of Keane Common Stock outstanding before such issuance and for this reason Keane must obtain the approval of Keane stockholders for the issuance of shares of Keane Common Stock in connection with the merger.

The Keane Board, after due and careful discussion and consideration and upon the unanimous recommendation of the Keane Special Committee, unanimously approved and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement, and determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement, are fair to and in the best interests of Keane and its stockholders.

The Keane Board, upon the unanimous recommendation of the Keane Special Committee, accordingly unanimously recommends that Keane stockholders vote “FOR” the issuance of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus.

The merger between C&J and Keane cannot be completed without the affirmative vote of a majority of votes cast by Keane stockholders entitled to vote thereon and present in person or represented by proxy at the Keane Special Meeting. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the Keane Share Issuance Proposal.

IF YOU ARE A KEANE STOCKHOLDER, THE KEANE BOARD OF DIRECTORS, UPON THE UNANIMOUS RECOMMENDATION OF THE KEANE SPECIAL COMMITTEE, UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KEANE SHARE ISSUANCE PROPOSAL

KEANE PROPOSAL 2—NON-BINDING ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR NAMED EXECUTIVE OFFICERS

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Keane is seeking a non-binding advisory stockholder approval of the compensation of Keane’s named executive officers that is based on or otherwise relates to the merger as disclosed in “The Merger—Interests of Keane’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Keane Named Executive Officers in Connection with the Merger.” The proposal gives Keane stockholders the opportunity to express their views on the merger-related compensation of Keane’s named executive officers.

Accordingly, the Keane Board unanimously recommends a vote “FOR” the advisory compensation proposal the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to Keane’s named executive officers, in connection with the merger, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Keane’s Directors and Executive Officers in the Merger—Quantification of Potential Payments to Keane Named Executive Officers in Connection with the Merger” are hereby APPROVED.”

The vote on the advisory compensation proposal is a vote separate and apart from the vote on the proposal to approve the Keane Share Issuance Proposal. Accordingly, if you are a Keane stockholder, you may vote to approve the Keane Share Issuance Proposal and vote not to approve the Keane Compensation Proposal, and vice versa. If the merger is completed, the merger-related compensation may be paid to Keane’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Keane stockholders fail to approve the advisory vote regarding merger-related compensation.

Assuming a quorum is present at the Keane Special Meeting, approval of the Keane Compensation Proposal requires the affirmative vote of a majority of votes properly cast on the proposal at the Keane Special Meeting. An abstention, a broker non-vote or other failure to vote will have no effect on the Keane Compensation Proposal.

IF YOU ARE A KEANE STOCKHOLDER, THE KEANE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KEANE COMPENSATION PROPOSAL

KEANE PROPOSAL 3—ADJOURNMENT OF THE KEANE SPECIAL MEETING

The Keane Special Meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the Keane Share Issuance Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Keane stockholders.

Keane is asking its stockholders to authorize the holder of any proxy solicited by the Keane Board to vote in favor of any adjournment to the Keane Special Meeting to solicit additional proxies if there are not sufficient votes to approve the Keane Share Issuance Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Keane stockholders.

The Keane Board unanimously recommends that Keane stockholders vote “FOR” the proposal to adjourn the Keane Special Meeting, if necessary.

Assuming a quorum is present at the Keane Special Meeting, approval of the Keane Adjournment Proposal requires the affirmative vote of a majority of votes properly cast on the proposal at the Keane Special Meeting. An abstention, a broker non-vote or other failure to vote will have no effect on the Keane Adjournment Proposal.

IF YOU ARE A KEANE STOCKHOLDER, THE KEANE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KEANE ADJOURNMENT PROPOSAL

THE MERGER

The following discussion contains certain information about the proposed merger. This discussion is subject, and qualified in its entirety by reference, to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus. You are urged to carefully read this entire proxy statement/prospectus and the documents incorporated by reference herein, including the Merger Agreement, before making any investment or voting decision. Please see “Where You Can Find More Information.”

Transaction Structure

Upon satisfaction or waiver of the conditions to closing in the Merger Agreement, at the effective time, Merger Sub, a direct, wholly owned subsidiary of Keane, formed for the purpose of effecting the merger, will merge with and into C&J, with C&J as the surviving corporation and wholly owned subsidiary of Keane, and immediately thereafter, as part of the same transaction, C&J will merge with and into another wholly owned subsidiary of Keane, with such subsidiary continuing as the surviving entity. At the effective time, each share of C&J Common Stock issued and outstanding immediately prior to the effective time (other than C&J Excluded Shares) will be cancelled and converted into the right to receive 1.6149 shares of Keane Common Stock. In addition, Keane will take all actions as may be required so that at the effective time, each outstanding C&J equity award in respect of C&J Common Stock will be treated as described in “—Treatment of Existing C&J Long-Term Incentive Awards in the Merger.”

Background of the Merger

The board of directors and executive management team of each of C&J and Keane regularly review the operating results, capital structure, future growth opportunities and competitive position of their respective companies in the oilfield services industry. These reviews have included consideration by the companies’ respective management teams and boards of directors, and discussions with outside financial advisors and other industry participants from time to time, of potential strategic transactions, including acquisitions and divestitures, joint ventures, business combinations and other transactions, as well as ongoing initiatives aimed at enhancing stockholder value, strengthening their respective financial and liquidity positions and growing their respective businesses organically, to prepare for and respond to changing market forces and resulting business risks and uncertainties in the oilfield services industry. In the case of Keane, consistent with the views of the Keane Board and management of the benefits of industry consolidation, these reviews have resulted in discussions with numerous other participants in the oilfield services industry concerning potential business combinations.

At various times, each of C&J’s and Keane’s general review and evaluation of the potential acquisition or business combination landscape included an assessment of the other’s businesses and operations. In addition, as leading companies in the oilfield services industry, particularly in the well completions market, C&J and Keane are generally familiar with each other and have, from time to time, discussed potential strategic transactions.

On July 27, 2017, Patrick Murray, the C&J Chairman, and Scott Wille, a director of Keane and Co-Head of Private Equity at Cerberus, met to discuss the potential benefits of consolidation in the oil and gas services industry. Mr. Wille suggested that Mr. Murray meet with James Stewart, the then Chairman and CEO of Keane, and Greg Powell, the Chief Financial Officer of Keane, as an introduction to the management team of Keane.

On September 13, 2017, Mr. Murray met with Messrs. Stewart and Powell in Houston for an introduction.

On July 19, 2018, the Keane Board held a regularly scheduled meeting at which it discussed several potential business combination transactions and the merits of consolidation in the industry. As part of those discussions, the Keane Board gave Robert Drummond, the Keane CEO, and Mr. Wille approval to proactively reach out to several industry participants. On July 25, 2018, Mr. Wille met with a significant shareholder of Company A to discuss the potential merits of consolidation. On July 26, 2018, Mr. Wille met with a significant shareholder of Company B to discuss the potential merits of consolidation.

Based upon the July 25, 2018 meeting between Mr. Wille and the significant shareholder of Company A, the management team and the Keane Board determined to enter into a confidentiality agreement with Company A, in order to engage in discussions and due diligence regarding a potential transaction.

During the month of August 2018, the Keane management team, Mr. Wille and Schulte Roth & Zabel LLP (“Schulte”), Keane’s principal outside and transactional counsel, held discussions with the management team and in-house counsel of Company A regarding a potential business combination, including preliminary legal and structural considerations and governance matters.

On August 16, 2018, the Keane Board held a board update call to discuss the potential business combination with Company A.

On August 29, 2018, Company A informed Keane that given market conditions it had decided to focus on its business operations, rather than pursuing a potential business combination.

On October 24, 2018 the Keane Board held a regularly scheduled meeting during which the management team provided an update on potential business combinations.

On November 12, 2018, Mr. Drummond contacted Mr. Gawick, the Chief Executive Officer of C&J, and on November 19, 2018, they met to discuss a potential transaction between the companies. Mr. Drummond indicated that Keane was considering a number of strategic opportunities based on its belief that consolidation in the oilfield services industry was necessary and that such consolidation would be beneficial to all key stakeholders. Mr. Drummond indicated that C&J had been identified by Keane as a preferred strategic partner provided that C&J could divest its Well Support Services segment business lines. Mr. Gawick confirmed that, as had been previously discussed publicly, C&J was continuing to actively pursue potential divestiture opportunities for its Well Support Services segment business lines. The C&J Board and Keane Board were subsequently informed of these discussions, among other matters, as part of regular communication from C&J management and Keane management to their respective boards.

On November 17, 2018, Ms. Hunter, the General Counsel of C&J, contacted the law firm of Kirkland & Ellis LLP (“Kirkland”), which had historically served as outside counsel to C&J, to inform Kirkland of the potential business combination transaction with Keane.

On December 10, 2018, the C&J Board held a regularly scheduled meeting at which it conducted a strategy review with C&J management, with representatives from Kirkland and Morgan Stanley, which had historically served as a financial advisor to C&J, in attendance. The strategy review included a discussion of a potential business combination transaction with Keane, among other companies and strategic opportunities. Kirkland delivered a presentation to the C&J Board relating to certain governance matters and board duties, roles and responsibilities in connection with any potential transaction.

During December 2018 and into early 2019, Mr. Gawick and Mr. Drummond continued to informally discuss both parties’ interest in a potential business combination transaction.

On February 4, 2019, Mr. Drummond and Mr. Gawick met, and Mr. Drummond indicated Keane’s interest in moving forward with pursuing a merger of equals transaction with C&J and expressed a willingness to consider the retention of C&J’s Well Support Services business lines. Mr. Drummond stated that a member of the Keane Board would contact Mr. Murray to advance discussions of a potential business combination of Keane and C&J.

On February 5, 2019, Mr. Wille contacted Mr. Murray and Michael Zawadzki, another C&J director, to discuss the proposed combination of C&J and Keane. On February 6, 2019, Mr. Murray met with Messrs. Wille and Drummond. Mr. Wille expressed Keane’s interest in pursuing a combination of Keane and C&J and Cerberus’ support of such efforts in pursuing a transaction. Mr. Murray confirmed to Mr. Wille that the C&J Board would consider any transaction proposal that Keane might make.

On February 6, 2019, the Keane Board held a meeting at which the Keane management team and Mr. Wille updated the Keane Board concerning their discussions with C&J that had occurred to date. The Keane Board also discussed the process pursuant to which the Keane Board would evaluate the proposed transaction with C&J, including the retention of Citi, as financial advisor to Keane, and Schulte, as legal counsel to Keane. The Keane Board also discussed the expected creation of a special committee of independent directors, consistent with the prior practice of the Keane Board, to evaluate the proposed business combination with C&J as well as any alternative transactions, in light of Cerberus’ large equity stake in Keane and its representation on the Keane Board, as well as the expectation that in any merger transaction Cerberus would be requested to enter into an agreement to vote in favor of the transaction and possibly agree to restrictions on its acquisition or disposition of Keane securities. Marc Edwards, the lead independent director of Keane, indicated that, given Lazard’s previous work with a special committee of Keane, he anticipated that the Keane Special Committee would retain Lazard as its separate financial advisor, subject to negotiation of acceptable engagement terms and confirmation that Lazard did not have any disqualifying conflicts of interest. The Keane Board confirmed its continued interest in exploring the proposed business combination and instructed Keane management to begin due diligence and continue to engage in discussions with C&J management.

Also on February 6, 2019, Messrs. Wille and Drummond met with the CEO of Company C to discuss the potential acquisition of Company C’s well completion assets. These discussions did not result in further engagement.

On February 7, 2019, Messrs. Wille and Murray met to discuss the potential synergies with respect to a business combination of C&J and Keane. These high level business discussions included the possible retention of C&J’s Well Support Services business line and the composition of the Combined Company Board with appropriate representation for Cerberus in light of its significant stake in the Combined Company.

On February 8, 2019, Mr. Gawick updated the C&J Board about his discussions with Mr. Drummond and also informed them of the February 6, 2019 meeting between Mr. Murray and Messrs. Wille and Drummond as well as the February 7, 2019 meeting between Mr. Wille and Mr. Murray. Mr. Gawick also informed the C&J Board that C&J management was working with Morgan Stanley to prepare a preliminary evaluation of the potential combination of Keane and C&J, including potential synergies that could be realized, relative valuation, transaction structure and other considerations. Mr. Gawick recommended that the C&J Board engage Morgan Stanley to assist the C&J Board in evaluating a possible business combination with Keane.

In light of the foregoing discussions, during the week of February 4, 2019, C&J engaged Morgan Stanley to serve as C&J’s lead financial advisor with respect to a potential business combination with Keane.

On February 12, 2019, C&J management met with certain members of the C&J Board to provide an update regarding the ongoing discussions with Keane and to discuss the potential transaction. The C&J Board confirmed its continued interest in exploring the proposed business combination and instructed C&J management to commence initial due diligence and continue to engage in discussions with Keane management.

Also on February 12, 2019, C&J and Keane entered into a mutual confidentiality and non-disclosure agreement to facilitate further discussions regarding a potential business combination, including the disclosure of certain commercial and operational information relating to each of C&J and Keane. The mutual confidentiality and non-disclosure agreement was subsequently amended and restated on March 11, 2019 to add Keane Investor and Cerberus as parties.

On February 20, 2019, the C&J Board held a regularly scheduled meeting at which C&J management delivered a presentation regarding, among other matters, potential strategic opportunities. During this meeting,

C&J management presented preliminary views regarding certain financial and structural aspects of the proposed combination with Keane, including potential synergies that could be realized, valuation, transaction rationale and other considerations. Following discussion, the C&J Board determined to further explore a combination with Keane and instructed C&J management and C&J’s advisors to commence additional due diligence and engage with Keane management and Keane’s advisors in order to better understand and confirm the strategic logic and merits of a combination. The C&J Board also instructed C&J management to work with Morgan Stanley to prepare an evaluation of C&J’s prospects as a standalone business, other potential transaction counterparties and strategic opportunities, as well as a significant stock repurchase.

On February 27, 2019, Messrs. Gawick, Murray and Jan Kees van Gaalen, the Chief Financial Officer of C&J, met with Messrs. Drummond and Powell and certain members of the Keane Board. Representatives from C&J’s and Keane’s financial and legal advisors also were in attendance. Mr. Gawick and Mr. Drummond each presented an overview of various aspects of C&J’s and Keane’s respective businesses and organizations and the parties discussed the complementary nature thereof and potential synergies that could be realized as a result of a transaction.

Beginning in March 2019, Keane re-engaged in discussions with Company A concerning a potential business combination transaction. Keane commenced diligence focused on the synergies that might be realized from the potential transaction, as well as the potential balance sheet of the Combined Company, including the need to refinance the debt of Company A and Keane.

C&J and Keane entered into a clean team agreement dated March 13, 2019 regarding the provision by each party of certain competitively sensitive information to the other party and obligating each party to limit access to such information only to specified individuals.

Throughout the months of March and April 2019, representatives of C&J’s and Keane’s respective management teams and financial and legal advisors engaged in transaction discussions and due diligence sessions, and C&J and Keane exchanged financial, commercial and legal due diligence information during that time.

On March 14, 2019, Mr. Drummond and Mr. Gawick met to discuss their companies’ respective organizational management structures, operating models, asset and business profiles, strategies and cultures and the strategic logic of combining the companies.

On March 18, 2019, certain members of the C&J Board met with representatives of C&J management and Morgan Stanley in order to receive an update regarding the status of due diligence and transaction discussions with Keane. C&J’s performance, outlook, strategy, and 2019 capital budget in light of current business and industry conditions was also discussed. Morgan Stanley provided a preliminary discussion on C&J as a standalone business, other potential transaction counterparties and strategic opportunities and the broader market. Morgan Stanley’s presentation included potential strategic rationale for a hypothetical transaction between C&J and certain of these other counterparties, both with respect to transactions involving particular business lines and transactions involving C&J as a whole. While the C&J Board was not engaged in discussions with any potential transaction counterparty for an enterprise wide transaction other than Keane at the time, the members of the C&J Board and Morgan Stanley also discussed certain factors to consider with respect to a hypothetical transaction between C&J and certain of these other counterparties, including capital structure, corporate culture and the likelihood that such party would be interested in actively pursuing a transaction with C&J. The members of the C&J Board then discussed with representatives of C&J management and Morgan Stanley the potential merits and issues associated with a hypothetical transaction between C&J and these potential transaction counterparties. At the conclusion of the meeting, the C&J Board confirmed its continued interest in exploring the proposed transaction with Keane.

On each of March 21, March 26, March 28 and March 29, 2019, representatives from each of C&J management and Keane management engaged in due diligence sessions, including as to their respective business operations and related matters.

On March 27, 2019, the Keane Board held a regularly scheduled board update call at which Keane management delivered a presentation regarding, among other matters, potential strategic opportunities. During this meeting, Keane management presented preliminary views regarding certain financial and structural aspects of the proposed combination with C&J, including potential synergies that could be realized, valuation, transaction rationale and other considerations. Following discussion, the Keane Board determined to further explore a combination with C&J and instructed Keane management and Keane’s advisors to conduct additional due diligence and engage with C&J management and C&J’s advisors in order to better understand and confirm the strategic logic and merits of a combination. The Keane Board also instructed management to work with Citi to prepare an evaluation of Keane’s prospects as a standalone business as well as other potential transaction counterparties and strategic opportunities, including a business combination transaction with Company A.

On March 29, 2019, Mr. Wille met with Mr. Zawadzki to discuss the potential composition of the board and management team of the Combined Company.

On April 3, 2019, the Keane Board held a regularly scheduled monthly board update call with the management team of Keane where a potential merger of equals with C&J was discussed, as well as other potential transaction counterparties and strategic opportunities, including a business combination transaction with Company A.

On April 4, 2019, Mr. Gawick and Kenneth Haddad, Senior Vice President of C&J, met with Messrs. Drummond and Powell to discuss the status of the parties’ due diligence efforts, other process considerations, and the merits and structure of the proposed transaction.

On April 5, 2019, the C&J Board held a previously scheduled meeting with representatives of C&J management and Morgan Stanley in attendance. Morgan Stanley presented a preliminary discussion with respect to C&J as a standalone company, other potential transaction counterparties and strategic opportunities. The strategic logic of combining C&J with Keane was also discussed and the C&J Board received an update on the status of transaction discussions and due diligence with Keane. After discussion, the C&J directors determined that a transaction with Keane aligned with C&J’s strategic objectives for a combination, including, in particular, the potential value of synergies and future growth. The C&J Board confirmed its continued interest in exploring the proposed transaction.

On April 10, 2019, Mr. Gawick met with Mr. Drummond to discuss the potential transaction, including process status and next steps. Mr. Drummond indicated that the Keane Board was considering delivering a written term sheet to the C&J Board containing the material terms of a potential transaction.

Also on April 10, 2019, the Keane Board held a regularly scheduled board update call with Keane management where a potential merger of equals with C&J was discussed, as well as other potential transaction counterparties and strategic opportunities, including a business combination transaction with Company A.

On April 11, 2019, Mr. Murray met with C&J management to receive an update regarding the recent discussions with Keane and the status of due diligence. C&J management conveyed its views to Mr. Murray that C&J stockholders should receive no less than 50% of the equity in the Combined Company.

On April 12, 2019, Messrs. Gawick, van Gaalen and Haddad met with Messrs. Drummond and Powell for a discussion which focused on the proposed merger of equals transaction structure, the merits of the business combination and the individual and relative value of the companies, as well as various governance, social and cultural matters. Mr. Gawick conveyed C&J’s position that C&J stockholders should receive no less than 50% of the equity in the Combined Company. Mr. Drummond stated that the Keane Special Committee would contact the C&J Board to discuss relative value and pro forma ownership, as well as social and governance issues.

On April 15, 2019, Mr. Wille contacted Mr. Murray to propose a meeting between representatives of the C&J Board and of the Keane Board and Keane Special Committee to discuss the proposed transaction.

Also on April 15, 2019, the C&J Board held a previously scheduled meeting, with representatives of C&J management and Morgan Stanley in attendance, to receive an update regarding the discussions with Keane and to review the preliminary valuation analysis prepared by Morgan Stanley. Following this discussion, the C&J Board proposed that C&J make a verbal indication of interest for a merger of equals transaction in which C&J stockholders would receive no less than 50% of the equity in the Combined Company and C&J would maintain at least equal representation on the board and in the management of the Combined Company from a corporate governance perspective. It was determined that Mr. Murray and Steven Mueller, a director of C&J, reiterate C&J’s interest and position to the Keane Board and Keane Special Committee, as appropriate.

On April 17, 2019, the independent directors of the C&J Board met to discuss the topics to be covered in the upcoming meeting with representatives from the Keane Board and Keane Special Committee and to confirm C&J’s position on key transaction points.

Also on April 17, 2019, the Keane Board met to discuss the potential transaction with C&J as well as the potential alternative transaction with Company A. It was the consensus of the Keane Board that the preferred transaction was a merger of equals with C&J, based on Keane management’s assessment that the cost synergies arising from a merger with C&J would be more easily and rapidly achieved than those arising from a merger with Company A, and that the merger with C&J would result in a less levered Combined Company than the alternative transaction and would not require any refinancing. The Keane Board also discussed, and adopted by written consent on April 22, 2019, the formation of the Keane Special Committee, to be composed of Mr. Edwards, Gary Halverson and Christian Garcia, all independent directors on the Keane Board. The resolutions empowered the Keane Special Committee to engage in discussions with respect to the proposed C&J transaction or any alternative transaction or to elect not to engage in any such transaction, and to engage independent financial, legal and other advisors at Keane’s expense. The resolutions further provided that the Keane Board would not authorize or approve, and that Keane would not engage in, a business combination transaction that had not been recommended by the Keane Special Committee.

On April 18, 2019, Messrs. Murray, Mueller, Zawadzki and Stuart Brightman, a director of C&J, met with Messrs. Wille and Halverson to discuss expediting the transaction process and next steps to reaching an agreement in principle on the key deal terms for a merger of equals transaction. Messrs. Murray and Mueller conveyed C&J’s position that C&J stockholders receive no less than 50% of the equity in the Combined Company and C&J maintain at least equal representation in the governance of the Combined Company. Messrs. Halverson and Wille conveyed Keane’s proposal that Mr. Drummond serve as Chief Executive Officer, Mr. Powell serve as Chief Integration Officer, Mr. van Gaalen serve as Chief Financial Officer and Mr. Murray serve as Chairman of the Combined Company Board. Messrs. Halverson and Wille also proposed that the Combined Company Board be comprised of five representatives from each of Keane and C&J, plus the Chief Executive Officer of the Combined Company. Messrs. Halverson and Wille also indicated that the exchange ratio and other key terms in the merger transaction would be negotiated on behalf of Keane by the Keane Special Committee and that they believed such exchange ratio should be calculated based on relative trading values without a premium for either side. During that conversation Mr. Murray indicated that he believed that a premium was warranted for C&J due to its limited leverage and cost opportunities yet to be realized on a standalone basis.

On April 19, 2019, the independent directors of the C&J Board met to discuss the earlier meeting with the Keane directors and, following discussion, determined that the independent directors of the C&J Board should engage with the Keane Special Committee to advance negotiations.

On April 20, 2019, Mr. Mueller contacted Mr. Halverson to schedule a meeting with the Keane Special Committee for purposes of discussing the significant transaction terms, including certain social, commercial and economic matters related to the proposed transaction.

Also on April 20, 2019, during a discussion among Messrs. Murray, Halverson and Wille, Mr. Murray indicated that the C&J Board did not believe that Keane’s proposed exchange ratio factored in all of the benefits that would be realized by the Combined Company with respect to a transaction with C&J. Mr. Wille indicated that the Keane Special Committee would revert to C&J with respect to the exchange ratio, and reiterated the corporate governance and management structure previously proposed on April 18, 2019 by Messrs. Wille and Halverson to Messrs. Murray, Mueller, Zawadzki and Brightman. Mr. Murray indicated that the C&J Board believed that the parties should first focus on the proposed exchange ratios, with discussion and negotiation of corporate governance and management structure to follow.

On April 23, 2019, the Keane Special Committee met with Keane management, representatives of Lazard, the proposed financial advisor to the Keane Special Committee, and representatives of Simpson Thacher & Bartlett LLP (“Simpson”), the legal advisor to the Keane Special Committee, to discuss the current status of discussions with C&J and Company A. Representatives from Lazard made a presentation to the Keane Special Committee addressing publicly available financial metrics and analyst estimates for both Keane and C&J and illustrative frameworks for its financial analyses. Keane management shared their perspectives on potential transactions with C&J and Company A. After Lazard and Keane management left the meeting, Simpson delivered a presentation relating to the Keane Special Committee’s mandate, certain governance matters and board duties, roles and responsibilities in connection with any potential transaction. After discussion, including with respect to Lazard’s historical relationship with Keane, C&J, Cerberus and other interested parties, the Keane Special Committee determined to engage Lazard as its financial advisor. The Keane Special Committee requested that Lazard prepare an evaluation of the potential combination of Keane and C&J, including potential synergies that could be realized, relative valuation, transaction structure and other considerations.

Following the April 23, 2019 Keane Special Committee meeting, the Keane management team and Keane Board ceased negotiations with Company A, determining it was in the best interest of Keane, after analyzing a potential alternative transaction with Company A and conducting due diligence on the businesses of each of Company A and C&J, to pursue a transaction with C&J.

On April 24, 2019, members of C&J management and Keane management, together with Kirkland and Schulte, held a meeting to discuss the framework and process for a reciprocal legal due diligence review in connection with a potential combination transaction. Over the next few weeks, members of C&J management and Keane management, together with certain of their respective advisors, participated in a series of meetings to discuss certain commercial, operational, financial and legal due diligence related to C&J and Keane.

Also on April 24, 2019, members of the Keane Special Committee, the Keane Board, Keane management and financial and legal advisors for the Keane Special Committee and Keane met to discuss the diligence process as well as key commercial, economic and governance issues.

On April 25, 2019, the independent directors of the C&J Board met to discuss the topics to be covered in the meeting with the Keane Special Committee, which was scheduled for the following morning.

Also on April 25, 2019, members of the Keane Special Committee, the Keane Board, Keane management and financial and legal advisors for the Keane Special Committee and Keane met to discuss due diligence and open commercial and social issues.

On April 26, 2019, the members of the Keane Special Committee met, with representatives of Lazard and Simpson in attendance, to discuss the upcoming meeting with the independent directors of the C&J Board. Later that day, certain members of the C&J Board met with certain members of the Keane Special Committee to discuss the commercial and economic aspects of the transaction. The Keane Special Committee stated that an ownership allocation of the Combined Company reflecting then current trading prices (which was approximately 54% in favor of Keane stockholders) was appropriate.

On April 29, 2019, the independent directors of the C&J Board met to discuss the topics covered during the April 26, 2019 meeting with the members of the Keane Special Committee.

Also on April 29, 2019, members of the Keane Special Committee, the Keane Board and Keane management met with representatives of Citi, Lazard, Schulte and Simpson to discuss the status of negotiations and Keane’s approach to the negotiations going forward.

On April 30, 2019, the C&J Board held a regularly scheduled meeting with certain members of C&J management and representatives from Kirkland in attendance, at which, among other topics, the status of negotiations was discussed. At the meeting, representatives from Kirkland presented to the C&J Board on their fiduciary duties and other considerations with respect to a potential merger transaction.

On each of April 26, 2019 and May 1, 2019, representatives from each of C&J and Keane management met to discuss certain operational and financial matters relating to the companies.

On May 1, 2019, the Keane Board held a regularly scheduled monthly board update call with Keane management where, among other topics, a potential merger of equals with C&J was discussed. The Keane Special Committee also met that day to discuss the status of negotiations and open action items.

Also, on May 1, 2019, Mr. Murray and C&J management met to discuss the status of discussions and due diligence with Keane. Mr. Murray also met with representatives of Morgan Stanley to discuss the status of negotiations, specifically including the parties’ respective positions on relative value and ownership of the Combined Company, between the C&J Board and Keane Special Committee.

On May 3, 2019, the Keane Special Committee met, with representatives of Simpson, Lazard and Keane management in attendance. Lazard presented materials with respect to its preliminary financial analyses of the proposed transaction with C&J.

On May 6, 2019, each of C&J and Keane granted the other additional access to a “virtual data room,” allowing the companies’ legal advisors to initiate, and the companies’ financial advisors to continue, their review of the previously requested due diligence documentation.

On May 7, 2019, Ms. Hunter updated the C&J Board as to the status of the ongoing due diligence process and discussions with Keane.

On May 9, 2019, following Keane’s 2019 Annual Meeting, the Keane Board held a regular meeting where, among other topics, the potential merger of equals with C&J was discussed. The Keane Special Committee also met that day with its financial and legal advisors and Keane management to discuss C&J’s May 7, 2019 earnings release and its potential impact on relative valuation discussions. In light of the significant synergies and other compelling rationales for a combination, the Keane Special Committee determined to propose an equity split based on then current trading prices. The Keane Special Committee agreed that Mr. Halverson would contact Mr. Murray to convey the proposal.

On May 13, 2019, Mr. Halverson contacted Mr. Murray to discuss Keane’s position on certain key points of the proposed transaction, including the proposed equity split. Messrs. Murray and Halverson decided to schedule a meeting of the C&J independent directors and the Keane Special Committee to discuss further with the goal of reaching an agreement in principle on the exchange ratio and resulting equity split of the Combined Company.

On May 17, 2019, certain of the independent directors of the C&J Board met with the Keane Special Committee to discuss a potential mutually agreeable exchange ratio. It was determined that negotiation of other key non-economic and governance issues could move forward once an equity split was agreed.

Later on May 17, 2019, members of the C&J Board and the Keane Special Committee discussed the acceptability of an exchange ratio reflecting current trading prices, which implied an approximately 50% / 50% equity split.

On May 19, 2019, representatives of Schulte sent Kirkland initial drafts of the Merger Agreement and Support Agreement. The draft Merger Agreement reflected, among other things, reciprocal representations, warranties and interim operating covenants, and a customary termination fee payable by either C&J or Keane in the event the Merger Agreement is terminated in certain situations, including permitting each party to terminate in order to enter into a superior proposal after satisfying certain conditions set forth in the Merger Agreement. The draft Support Agreement provided that Keane Investor would vote its shares of Keane Common Stock in favor of the transaction unless there was a Change of Recommendation by the Keane Special Committee and Keane Board.

On May 20, 2019, members of the nominating and governance committee of Keane met with Mr. Gawick and on May 22, 2019, the independent directors of C&J met with Mr. Drummond, to evaluate them as candidates to be the Chief Executive Officer of the Combined Company.

Also on May 20, 2019, the Keane Special Committee met, with representatives of Simpson and Lazard in attendance, to discuss the current status of negotiations and next steps, including memorializing the terms discussed on May 17, 2019 in a written correspondence to the C&J Board.

On May 22, 2019, the C&J Board received from Ms. Hunter an update regarding transaction process and timing.

Also on May 22, 2019, the Keane Special Committee sent a letter to the C&J Board outlining the terms discussed on May 17, 2019, including a 50% / 50% equity split, corporate governance and management structure. The Keane Special Committee’s proposal included a Combined Company Board composition of five designees from each of C&J and Keane, with four independent C&J directors and three independent Keane directors, plus the Chief Executive Officer. The Keane Special Committee’s letter indicated that Mr. Murray would be the Chairman of the Combined Company Board, Mr. Drummond would be the Chief Executive Officer, Mr. Powell would be the Chief Integration Officer and Mr. van Gaalen would be the Chief Financial Officer.

On May 24, 2019, the C&J Board held a previously scheduled meeting, with representatives of C&J management, Kirkland and Morgan Stanley in attendance, to discuss the May 19, 2019 draft of the Merger Agreement and Support Agreement and certain transaction terms relating thereto. Representatives from Kirkland provided an overview of the terms of the draft Merger Agreement and Support Agreement as well as proposed revisions thereto. The C&J Board discussed the Merger Agreement and Support Agreement in detail and discussed other topics related to the potential transaction with Keane. During the same meeting, representatives from Morgan Stanley provided an overview of financing considerations relating to a potential transaction as well as a general process overview and update.

Later on May 24, 2019, representatives from Kirkland sent revised drafts of the Merger Agreement and Support Agreement to Schulte. The draft Merger Agreement included a “force the vote” provision requiring Keane to submit the transaction to its stockholders regardless of a Change of Recommendation by the Keane Board, no “force the vote” provision for C&J and a reciprocal termination fee of 3% of C&J’s equity value. In addition, the draft Support Agreement required Keane Investor to vote its shares of Keane Common Stock in favor of the transaction regardless of a Change of Recommendation by the Keane Board and subjected Cerberus to an 18-month standstill and a six-month lockup.

On May 26, 2019, representatives from Schulte sent Kirkland revised drafts of the Merger Agreement and Support Agreement and an initial draft of the Stockholders’ Agreement. The draft Merger Agreement, among other things, removed the “force the vote” provision requiring Keane to submit the transaction to its stockholders regardless of a Change of Recommendation by the Keane Board and reflected Keane’s proposals concerning corporate governance and management composition. The draft Support Agreement provided that Keane Investor would not be required to vote its shares of Keane Common Stock in favor of the Keane Merger Proposal if there was a Change of Recommendation by the Keane Board, reduced the proposed 18-month standstill provision to twelve months and removed the lockup provision.

Also on May 26, 2019, Schulte held a telephone discussion with counsel to Company B regarding the timetable of a potential alternative transaction with Keane.

On May 27, 2019, representatives of Citi, Lazard and Morgan Stanley, at the direction of C&J and Keane management, engaged in discussions concerning the requested post-closing lockup of Cerberus.

On May 27 and 28, 2019, the Keane Special Committee met with its legal and financial advisors to discuss open points on the definitive documentation and due diligence.

On May 28, 2019, the C&J Board held a meeting, with representatives of C&J management in attendance, to review Keane’s comments to the Merger Agreement, the Support Agreement and the Stockholders’ Agreement. As part of this discussion, the C&J Board discussed a number of matters, including the appropriate equity ownership for C&J stockholders in the Combined Company and the challenges in evaluating relative values given the volatile market and divergent stock prices. The C&J directors also discussed that the C&J Board should seek a premium for C&J stockholders in order to reflect the full value C&J would bring to the transaction. In addition, the C&J Board determined that the Support Agreement needed to include a provision whereby Cerberus would be subject to a lockup for a reasonable period of time. The C&J Board agreed that it would be appropriate for Mr. Murray to reach out again to the Keane Special Committee to relay C&J’s proposal for a 52% / 48% ownership structure of the Combined Company in favor of C&J stockholders, equal board composition and a post-closing lockup period with respect to Cerberus.

Later on May 28, 2019, certain members of the C&J Board met with the Keane Special Committee to discuss C&J’s proposal and position on the significant transaction terms. The discussion focused on the economic terms of the proposed transaction and the C&J Board’s position that C&J stockholders should receive a premium in light of the benefits C&J would provide to the Combined Company. In addition, the members of the C&J Board also proposed that the Support Agreement include a provision whereby Cerberus would be subject to a six-month lockup. The parties also discussed C&J’s proposal that the Combined Company Board should be comprised of equal representatives from C&J and Keane. Mr. Halverson communicated to Mr. Murray that the Keane Special Committee would consider C&J’s proposals, but indicated that the Keane Special Committee would only move forward with an exchange ratio reflecting a 50% / 50% equity split.

On May 29, 2019, the Keane Special Committee held a meeting, in which representatives of Simpson and Schulte also participated, to update the Cerberus board representatives about the latest terms proposed by C&J during its meeting on May 28, 2019 with the Keane Special Committee. The participants discussed the corporate governance and management structure of the Combined Company and the anticipated changes in compensation arrangements for the Keane management team to align them with the compensation arrangements for the C&J management team. The compensation committee of the Keane Board reviewed and approved changes to the employment agreements of the Keane management team.

Later on May 29, 2019, the independent directors of the C&J Board met to receive an update regarding Mr. Murray’s most recent conversation with Mr. Halverson, as well as to review the May 28, 2019 meeting with the Keane Special Committee. The C&J independent directors specifically discussed the equity split proposed by the C&J Board at the May 28, 2019 meeting with the Keane Special Committee and, following discussion, confirmed their position that a premium in favor of C&J stockholders was appropriate. This position was communicated to Mr. Halverson following the C&J board meeting.

Later on May 29, 2019, the Keane Special Committee and certain members of the C&J Board held a meeting during which the Keane Special Committee accepted a Combined Company Board comprised of twelve directors, with equal representation from each of C&J and Keane. The members of the C&J Board reiterated the C&J Board’s proposal of an exchange ratio reflecting a 52% / 48% equity split in favor of the C&J stockholders and a requirement that Cerberus sign a lock-up agreement.

Later on May 29, 2019, the Keane Special Committee held a meeting with certain other members of the Keane Board, Keane management and financial and legal advisors to discuss C&J’s proposed exchange ratio reflecting a 52% / 48% equity split. Based on the recommendation of the Keane Special Committee, Keane determined to reject C&J’s proposal and terminate discussions about a potential transaction.

On May 30, 2019, Keane delivered a notice to C&J requesting the destruction of confidential information received in connection with the proposed transaction and informing C&J that Keane no longer wished to pursue a business combination. Later on May 30, 2019, the C&J Board held a regularly scheduled meeting at which it discussed, among other matters, the notice letter delivered by Keane. Following this meeting, C&J also delivered a similar notice to Keane requesting the destruction of confidential information received in connection with the proposed transaction and informing Keane that C&J no longer wished to pursue a business combination.

On June 4, 2019, Mr. Wille contacted Mr. Zawadzki to discuss the industrial logic behind a combination and potential paths forward with respect to the proposed transaction. During this discussion, Mr. Zawadzki indicated to Mr. Wille that C&J would be willing to continue negotiations with Keane provided that the equity split was such that C&J stockholders received a reasonable premium to reflect the attributes C&J would bring to the Combined Company. In addition, Mr. Zawadzki also noted that C&J believed that Cerberus should enter into a customary lockup due to its post-closing ownership position in the Combined Company. Mr. Wille agreed that Cerberus would consider a reasonable lockup and that the corporate governance structure of the Combined Company should include generally equal representation from each of C&J and Keane. Mr. Zawadzki suggested to Mr. Wille that any revised proposal be communicated to Mr. Murray by the Keane Special Committee.

Later on June 4, 2019, the C&J Board met to discuss Mr. Wille’s conversation with Mr. Zawadzki regarding resuming negotiations with Keane.

On June 5, 2019, the Keane Special Committee met, with representatives of Simpson and Lazard in attendance, to discuss a counterproposal to C&J. Following that meeting, Mr. Halverson, representing the Keane Special Committee, reached out to Mr. Murray to discuss re-engaging in negotiations. Mr. Halverson also outlined Keane’s positions with respect to the key transaction points and indicated that a revised proposal reflecting these positions would be forthcoming.

Later on June 5, 2019, Mr. Edwards contacted Mr. Murray to outline Keane’s proposal of an exchange ratio reflecting a 50% / 50% equity split, with the option for C&J to pay a cash dividend of up to $0.50 per share to the C&J stockholders prior to the effective time of the merger, a Combined Company Board composition of eleven directors consisting of five C&J designees, five Keane designees and the Keane Chief Executive Officer, and the willingness of Cerberus to agree to a lock-up of 45 days post-closing. These terms were confirmed in a letter from the Keane Special Committee to the C&J Board on June 6, 2019.

Later on June 5, 2019, the C&J Board met to discuss Mr. Murray’s discussions with Messrs. Halverson and Edwards and the significant points of Keane’s revised proposal.

On June 6, 2019, the C&J Board met to discuss the June 6, 2019 proposal received from the Keane Special Committee. The discussion focused on the value being provided to C&J stockholders in light of an exchange ratio reflecting a 50% / 50% equity split and the proposed dividend. Among other matters, the need for equal representation in the governance structure of the Combined Company was also discussed, as well as the appropriate lockup period with respect to Cerberus. After discussion, the C&J Board determined that Mr. Murray would reach out to Mr. Halverson to convey C&J’s interest in resuming negotiations and its initial reaction to the Keane proposal.

On June 7, 2019, Messrs. Wille and Drummond met with Company B to discuss a potential combination.

Also on June 7, 2019, Mr. Murray reached out to Mr. Halverson to convey that the C&J Board was reviewing Keane’s proposal in full and would provide a formal response in the coming days. Mr. Murray indicated the C&J Board’s initial view that the dividend needed to be at least $1.00 per share. Mr. Murray also indicated that the C&J Board was unwilling to consider a Combined Company Board structure that did not reflect equal representation of C&J and Keane. Mr. Halverson stated that he would update the Keane Special Committee.

Also on June 7, 2019, the Keane and C&J management teams re-engaged in business and commercial due diligence, and Schulte and Kirkland held a discussion regarding the completion of the legal due diligence process.

On June 8, 2019, Mr. Halverson contacted Mr. Murray to convey that the Keane Special Committee had considered the C&J Board’s verbal, preliminary counter proposal. Mr. Halverson indicated that the Keane Special Committee was amenable to permitting the C&J Board to declare a dividend of up to $1.00 per share to C&J stockholders, as well as a twelve member board consisting of six representatives from C&J (including the Chairman) and six representatives from Keane (including the Chief Executive Officer).

Later on June 8, 2019, the C&J Board met to discuss Mr. Halverson’s discussion with Mr. Murray on both June 7 and 8, 2019, and to further review the other terms of the Keane Special Committee’s June 6, 2019 proposal.

On June 10, 2019, the C&J Board met to further discuss the terms of the Keane Special Committee’s June 6, 2019 proposal and C&J’s proposed responses. Representatives from Morgan Stanley were also present. Following discussion, the C&J Board determined that it was prepared to proceed with the transaction on the basis of an exchange ratio reflecting a 50% / 50% equity split, a 45 day lockup period with respect to Cerberus, and equal representation with respect to corporate governance, provided that Keane also agreed to permit a pre-closing dividend of at least $1.00 per share to C&J stockholders. The C&J Board instructed Morgan Stanley to prepare additional analysis regarding the appropriate value of the dividend.

Later on June 10, 2019, certain members of the C&J Board met with C&J management to receive an update on the status of discussions and due diligence with Keane.

Also on June 10, 2019, the Keane Special Committee held a meeting, with representatives of Lazard and Simpson in attendance, to discuss the status of discussions with C&J.

On June 11, 2019, the C&J Board met and determined to deliver a letter to the Keane Special Committee outlining C&J’s response to Keane’s June 6, 2019 proposal. The letter stated that, subject to negotiation of the definitive documentation and to finalization and agreement with respect to integration planning and implementation, the C&J Board was prepared to agree to an exchange ratio reflecting a 50% / 50% equity split, but proposed an increase to the permitted cash dividend to C&J stockholders from $0.50 per share to $1.00 per share. In addition, among other matters addressed, the response letter also proposed that the Combined Company Board consist of twelve members, whereby C&J would appoint six directors (including the chairman) and Keane would appoint six directors (including the chief executive officer). Additionally, the C&J letter proposed ownership thresholds below which Cerberus’ board appointment rights would fall away to account for Cerberus’ reduced ownership interest in the Combined Company.

Also on June 11, 2019, the Keane Special Committee met with representatives of Lazard and Simpson to discuss Lazard’s ongoing work with respect to its financial analyses of the transaction and C&J’s letter received earlier in the day. The Keane Special Committee, members of the Keane Board, and representatives of Lazard, Citi, Schulte and Simpson subsequently met to discuss the Keane Special Committee’s contemplated response to the C&J letter and the remaining transaction issues. The Keane Special Committee and Keane Board agreed that the C&J counterproposal was broadly acceptable, subject to review of proposed documents from Kirkland, finalization of compensation and severance matters, and agreement with respect to the fall-away of Cerberus’ board appointment rights.

Also on June 11, 2019, Mr. Halverson conveyed to Mr. Murray that the Keane Special Committee was considering C&J’s counter proposal and indicated his belief that the parties would be able to reach an agreement on the remaining outstanding issues raised in C&J’s June 11, 2019 letter.

On June 12, 2019, both C&J and Keane reopened their respective “virtual data rooms,” allowing the companies’ legal and financial advisors to continue their confidential review of the previously requested documentation and complete their due diligence. Over the next few days, each of C&J and Keane’s legal and financial advisors worked together closely to complete the reciprocal due diligence review and prepare their respective disclosure letters to the Merger Agreement. Also on June 12, 2019, the Keane Special Committee met, with Keane management and representatives of Lazard, Simpson, Schulte and Citi in attendance, to discuss the current status of definitive documents, legal due diligence and path to a potential signing.

On June 13, 2019, representatives from Kirkland sent revised drafts of the Merger Agreement, Support Agreement and Stockholders’ Agreement to Schulte reflecting the terms mutually agreed upon, as outlined in C&J’s June 11, 2019 letter, including, among other matters, the exchange ratio reflecting a 50% / 50% equity split, a permitted cash dividend to C&J stockholders of $1.00 per share and a mutual “force the vote” provision requiring each party to submit the transaction to its stockholders regardless of a Change of Recommendation by their respective boards. Later on June 13, 2019, representatives from Schulte sent revised drafts of the Merger Agreement, Support Agreement and Stockholders’ Agreement to Kirkland reflecting changes subsequently agreed upon between the parties.

Also on June 13, 2019, the Keane Special Committee met with representatives of Lazard and Simpson in attendance. Lazard presented its updated financial analysis of the transaction, and answered questions from the committee members concerning their analyses. Lazard also reviewed prior discussions between various Keane Board and Keane management representatives with other potential transaction counterparties and the outcome of such discussions. Simpson reviewed the duties of the committee members in the context of the proposed transaction and the committee’s mandate, and provided a detailed summary of the terms of the Merger Agreement, the Support Agreement and the Stockholders’ Agreement and the proposed process and timing for finalizing the transaction documents.

Later on June 13, 2019, the Keane Board held a meeting, with representatives of Keane management, Schulte and Citi in attendance, to discuss the potential transaction with C&J. Keane management presented its views regarding the strategic logic of the transaction as well as the business and commercial diligence completed, as well as its expectations concerning the quantum and timing of cost-out synergies that could be achieved from combining the two companies. Representatives of Schulte provided a presentation concerning the duties of the Keane directors in the context of the proposed transaction, and a detailed summary of the terms of the Merger Agreement, the Support Agreement and the Stockholders’ Agreement. Representatives of Citi presented their valuation analyses of both Keane and C&J, and answered questions from the members of the Keane Board concerning their analyses. Following this presentation, Mr. Edwards, on behalf of the Keane Special Committee, reviewed the work that had been completed by and on behalf of the Keane Special Committee, including by Lazard, and that the Keane Special Committee expected to support entry into the transaction should it be presented to it for approval at a forthcoming meeting, subject to resolution of remaining issues.

Also on June 13, 2019, Schulte circulated revised drafts of the Merger Agreement, Support Agreement and Stockholders’ Agreement to Kirkland.

On June 14, 2019, Messrs. Drummond and Gawick met to discuss execution and integration challenges relating to the proposed combination, including employee retention and other governance issues.

Also on June 14, 2019, the C&J Board held a meeting, with representatives of C&J management, Kirkland and Morgan Stanley in attendance, to discuss the potential transaction with Keane and to receive a fulsome update regarding the transaction from Morgan Stanley and Kirkland. Representatives from Morgan Stanley presented a preliminary valuation analysis for both C&J and Keane and answered questions from the C&J Board relating thereto. Following Morgan Stanley’s discussion, representatives from Kirkland provided a detailed summary of the terms of the Merger Agreement and the proposed process and timing for finalizing the Merger Agreement and the other transaction documents required for signing. In addition, representatives from Kirkland provided a description of the legal due diligence review undertaken to date, highlighting certain items for consideration by the C&J Board. Following these presentations, members of the C&J Board asked a number of detailed questions relating to the Merger Agreement and other transaction documents, transaction process and legal due diligence findings, which were discussed at length with representatives of C&J management, Morgan Stanley and Kirkland. The C&J Board scheduled its next meeting for June 16, 2019, at which time the C&J Board intended to receive an update on the items discussed in the June 14, 2019 board meeting and to vote on the approval of the Merger Agreement, assuming that the documents and diligence were finalized in a satisfactory manner.

Also on June 14, 2019, Schulte, Kirkland, and Keane and C&J in-house counsel convened a legal due diligence bring-down call to resolve all outstanding legal due diligence requests.

On June 15, 2019, representatives from Kirkland sent revised drafts of the Merger Agreement, Support Agreement and Stockholders’ Agreement to Schulte, and Kirkland, Schulte and internal counsel continued legal diligence.

On June 16, 2019, representatives from Schulte sent a revised draft of the Merger Agreement to Kirkland with certain changes discussed between the parties. During this same time period, representatives from each of Keane, Schulte, C&J and Kirkland held several meetings to finalize the outstanding terms of the Merger Agreement and to address outstanding due diligence items. Representatives from Kirkland then circulated proposed final drafts of the Merger Agreement, Support Agreement and Stockholders’ Agreement to Schulte.

Also on June 16, 2019, the independent directors of the C&J Board met with Ms. Hunter to discuss the status of negotiations, particularly with respect to the Merger Agreement and disclosure letters. Certain social and governance issues were also discussed.

Also on June 16, 2019, the Keane Special Committee met, with representatives of Lazard and Simpson in attendance. At the meeting, representatives from Lazard provided an updated presentation of its financial analysis and then, at the request of the committee, rendered its oral opinion, subsequently confirmed in writing by delivery of a written opinion, also dated June 16, 2019, to the Keane Special Committee, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Exchange Ratio provided for in the business combination was fair, from a financial point of view, to Keane. Following further discussion, the Keane Special Committee unanimously (i) determined that the Merger Agreement and the related transactions were fair to, and in the best interests of, Keane and the holders of shares of Keane Common Stock (other than Keane Investor and its affiliates) and recommended submission of the Merger Agreement and the related transactions to the Keane Board, and (ii) recommended that the Keane Board approve the Merger Agreement and the related transactions, and determine that the Merger Agreement and the related transactions are advisable, fair to, and in the best interests of, Keane and the holders of shares of Keane Common Stock.

Also on June 16, 2019, the Keane Board held two meetings, with Keane management, Schulte and Citi participating. At the initial meeting there was a discussion of developments since the June 13, 2019 Keane board meeting, including the remaining outstanding social and governance issues. Following the resolution of these issues, the Keane Board held its second meeting, again with Schulte and Citi participating. At the meetings, representatives from Citi provided an updated financial analysis of the Exchange Ratio and then rendered its oral opinion to the Keane Board (which was subsequently confirmed by delivery of Citi’s written opinion addressed to the Keane Board dated the same date) as to the fairness, from a financial point of view, to Keane of the Exchange Ratio specified in the Merger Agreement, as of June 16, 2019 and taking into account the Pre-closing Cash Dividend and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken. Mr. Edwards, on behalf of the Keane Special Committee, stated that the Keane Special Committee had received the favorable opinion of Lazard as to the fairness, from a financial point of view, to Keane of the Exchange Ratio specified in the Merger Agreement, and that the Keane Special Committee unanimously recommended that the Keane Board approve the Merger Agreement and the related transactions. Following further discussion, the Keane Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the merger and the share issuance, on the terms set forth in the Merger Agreement, were fair to, and in the best interests of, Keane and the holders of shares of Keane Common Stock, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) directed that the share issuance be submitted to the holders of shares of Keane Common Stock for their approval and (iv) resolved to recommend that the Keane stockholders approve the share issuance.

Later on June 16, 2019, the members of the C&J Board held a meeting, with representatives of C&J management, Kirkland and Morgan Stanley in attendance, to receive an update on the matters discussed during the preceding June 14, 2019 board meeting, including the proposed final terms of the Merger Agreement. At the meeting, representatives from Morgan Stanley provided an explanation of the financial analysis of the proposed transaction and then rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated June 16, 2019, that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, taking into account the payment of the Pre-closing Cash Dividend, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of C&J Common Stock (other than holders of C&J Excluded Shares). Representatives from Kirkland also presented a summary of the proposed final terms of the Merger Agreement as well as an overview of the legal due diligence conducted. Following a discussion of these matters, the C&J Board unanimously (i) determined that the Pre-closing Cash Dividend, the Merger Agreement and the transactions contemplated thereby, including the merger, were in the best interests of C&J and its stockholders, (ii) approved the Pre-closing Cash Dividend (subject to a determination by the C&J Board that surplus exists under Delaware law), the Merger Agreement, the Support Agreement, the Stockholders’ Agreement, the performance by C&J of its covenants and agreements contained therein, the execution and delivery of the Merger Agreement, the Support Agreement and the Stockholders’ Agreement and the consummation of the transactions contemplated by the Merger Agreement, (iii) directed that the Merger Agreement be submitted to C&J stockholders for approval and adoption at the C&J Special Meeting and (iv) resolved to recommend that C&J stockholders approve and adopt the Merger Agreement.

Following approval by the C&J Board, the Keane Board and the Keane Special Committee, the parties executed the Merger Agreement and the Support Agreement.

On June 17, 2019, C&J and Keane each filed a Current Report on Form 8-K with the SEC announcing the entry into the Merger Agreement and held a joint conference call to announce the transaction before the market opened.

Recommendation of the C&J Board and Reasons for the Merger

At a meeting held on June 16, 2019, the C&J Board unanimously: (i) determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, are fair to, and in the best interests of, C&J and the holders of shares of C&J Common Stock, (ii) approved and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, on the terms and conditions set forth in the Merger Agreement, (iii) directed that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement be submitted to the holders of shares of C&J Common Stock for their adoption, and (iv) subject to the terms and conditions of the Merger Agreement, resolved to recommend that the holders of shares of C&J Common Stock vote in favor of the adoption of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

ACCORDINGLY, THE C&J BOARD HAS APPROVED THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND UNANIMOUSLY RECOMMENDS THAT C&J STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In reaching its decision to approve and declare advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, the C&J Board, as described in “—Background of the Merger,” held a number of meetings, consulted with C&J management and its respective outside legal and financial advisors, Kirkland and Morgan Stanley, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of C&J and Keane. At its meeting held on June 16, 2019, after due consideration and consultation with C&J management and outside legal and financial advisors, the C&J Board unanimously approved and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and recommended that C&J stockholders vote in favor of the adoption of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

In making its determination, the C&J Board focused on a number of factors, including the following:

•

the Combined Company would have significant scale and value as a large, diversified well completion and production services company with a strong presence in the most active U.S. basins, as well as an enhanced financial position, with a strong balance sheet capable of enabling opportunities for further innovation and financial flexibility;

•

the expectation that the Combined Company would generate $100 million of expected annualized run-rate cost synergies based on cost reductions and streamlining the Combined Company’s selling, general & administrative expenses, supply chain management and operational footprint;

•

the expectation that the Combined Company would have runway for earnings growth via revenue generation from idle, market ready equipment and improved efficiencies from increased basin density and leveraging overhead, creating a more attractive investment opportunity;

•

the expectation that, after the payment of certain one-time transaction costs, including severance costs, to be incurred in connection with the transaction, the merger would be immediately accretive to cash flow per share with greater potential for increased operating cash flow generation;

•	the structure of the transaction as a merger of equals with terms negotiated in the Merger Agreement providing that:

•	the Combined Company Board will include the C&J Designees and Keane Designees, including the Keane CEO;

•	the C&J Chairman prior to the effective time will serve as the chairman of the Combined Company Board as of the effective time;

•

the Keane CEO prior to the effective time will serve as the chief executive officer of the Combined Company as of the effective time and C&J’s chief financial officer prior to the effective time will serve as the executive vice president and chief financial officer of the Combined Company as of the effective time;

•

the initial composition of the audit and risk committee, the compensation committee, the compliance committee and the nominating and corporate governance committee will be mutually agreed upon by C&J and Keane prior to the effective time and will include equal representation from both the C&J Designees and the Keane Designees;

•	a pre-closing integration team, led by the respective chief executive officers and chief financial officers of C&J and Keane will mutually develop an integration plan to identify synergies and adopt best practices for the Combined Company and its subsidiaries following the effective time; and

•

a post-closing integration team, led by the executive vice president and chief integration officer and executive vice president and chief financial officer of the Combined Company (each reporting directly to the chief executive officer of the Combined Company), will mutually implement and further development the integration plan for the Combined Company and its subsidiaries following the effective time;

•

that the Exchange Ratio of 1.6149 shares of Keane Common Stock for each share of C&J Common Stock is fixed, consistent with the principles underlying the merger of equals structure for the transaction;

•

that the merger and the all-stock consideration offered in connection therewith will provide C&J stockholders with ownership of approximately 50% of the Combined Company (based on fully diluted shares outstanding of the Combined Company) and therefore allow C&J stockholders to participate in the equity value of the Combined Company, including future growth and the expected cost synergies resulting from the merger;

•

that the Merger Agreement permits C&J to make the Pre-closing Cash Dividend of $1.00 per share of C&J Common Stock to the holders of record as of the record date for the Pre-closing Cash Dividend, subject to the C&J Board determining that the surplus of C&J exceeds the amount of the aggregate Pre-closing Cash Dividend;

•

Morgan Stanley’s oral opinion, subsequently confirmed by delivery of a written opinion, dated June 16, 2019, that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, taking into account the payment of the Pre-closing Cash Dividend, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of C&J Common Stock (other than holders of C&J Excluded Shares), as more fully described under “—Opinion of C&J’s Financial Advisor” and the full text of the written opinion of Morgan Stanley, which is attached as Annex B to this joint proxy statement/prospectus;

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the information and discussions with C&J management and outside legal and financial advisors regarding each of C&J’s and Keane’s business, assets, financial condition, results of operations, current business strategy and prospects, including the projected long-term financial results of each of C&J and Keane as a stand-alone company, the size and scale of the Combined Company and the expected pro forma effect of the merger on the Combined Company and its ability to achieve future growth and generate additional returns for C&J stockholders;

•

the alignment of complementary cultures and operating philosophies, including a shared commitment to safety and integrity, employee development, partnerships with blue-chip customers, operating efficiency and service quality, technological innovation, and community relationships;

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the expectation that the Combined Company would be positioned for continued innovation and investment, as the merger would combine C&J’s and Keane’s shared legacy of innovative research & development and a rich portfolio of proprietary technology capable of driving safety, value and operational efficiency and improving the Combined Company’s ability to invest in next generation opportunities in hydraulic fracturing;

•	the anticipated customer, supplier, employee and other key stakeholder reaction to the merger;

•	the ability of C&J stockholders to approve or reject the merger by voting on the adoption of the Merger Agreement;

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the significance that Keane Investor, which owns approximately 49.2% of the outstanding shares of Keane Common Stock, and Cerberus have entered into the Support Agreement, obligating such stockholders to, subject to the terms and conditions of the Support Agreement, (i) vote all shares of

Keane Common Stock held by them (a) in favor of the issuance of shares of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement and (b) against (x) any proposal made in opposition to the issuance of shares of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement, (y) any Acquisition Proposal and (z) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Keane or Merger Sub under the Merger Agreement or the Support Agreement, as applicable, and (ii) even if there is a Change of Recommendation by Keane, vote the lesser of (a) all of the shares of Keane Common Stock which Keane Investor is the record or beneficial owner or (b) such portion of Keane Common Stock equal to 35% of the aggregate outstanding shares of Keane Common Stock, in each case, as more fully described in “The Merger Agreement—Support Agreement;”

•

the C&J Board’s view, after consultation with C&J management and its outside legal advisors, concerning the likelihood that regulatory approvals and clearances necessary to consummate the merger would be obtained, without the imposition of conditions sufficiently material to preclude the merger;

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the expected treatment of the Integrated Mergers as a tax-free reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences;” and

•

the review by the C&J Board with C&J management and outside legal and financial advisors of the structure of the merger and the financial and other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations and the termination provisions as well as the likelihood of consummation of the proposed transactions and the evaluation of the C&J Board of the likely time period necessary to complete the merger; the C&J Board also considered the following specific aspects of the Merger Agreement:

•

the nature of the closing conditions included in the Merger Agreement, including the reciprocal exceptions to the events that would constitute a material adverse effect on either C&J or Keane for purposes of the Merger Agreement, as well as the likelihood of satisfaction of all conditions to completion of the transactions contemplated by the Merger Agreement;

•

that the representations and warranties of C&J or Keane, as well as the interim operating covenants requiring the parties to conduct their respective businesses in the ordinary course prior to completion of the merger, subject to specific limitations, are generally reciprocal;

•

the requirement to use reasonable best efforts to obtain approvals or clearances by applicable competition authorities, including by divesting assets, holding separate assets or otherwise taking any other action that would limit C&J’s or Keane’s freedom of action, except to the extent that such action would reasonably be expected to be materially adverse to C&J and its subsidiaries, taken as a whole, or Keane and its subsidiaries, taken as a whole, in each case, from and after the effective time;

•

the restrictions in the Merger Agreement on Keane’s ability to respond to and negotiate certain alternative transaction proposals from third parties, and the requirement that Keane pay C&J a $30 million termination fee if the Merger Agreement is terminated under certain circumstances;

•

C&J’s right to engage in negotiations with, and provide information to, a third party that makes an unsolicited written bona fide proposal relating to an alternative proposal, if the C&J Board has determined in good faith after consultation with its outside legal counsel that, based on the information then available and after consultation with C&J’s outside financial advisor, (i) such proposal constitutes or could reasonably be expected to result in a transaction that is superior to the merger with Keane and (ii) failure to pursue such proposal would reasonably be expected to be inconsistent with the C&J Board’s fiduciary duties under applicable law; and

•

the right of the C&J Board to change its recommendation to C&J stockholders to vote “FOR” the C&J Merger Agreement Proposal if a Superior Proposal is available or an Intervening Event has occurred, subject to certain conditions and fee obligations.

The C&J Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the merger, including:

•	the risk that Keane’s financial performance may not meet C&J’s expectations;

•

the difficulties and management challenges inherent in completing the merger and integrating the business, operations and workforce of C&J and Keane and the risk of not capturing all of the anticipated cost synergies and the risk that other anticipated benefits of the merger might not be realized;

•

the amount of time it could take to complete the merger, including that completion of the merger depends on factors outside of C&J’s or Keane’s control, and the risk that the pendency of the merger for an extended period of time following the announcement of the execution of the Merger Agreement could have an adverse impact on C&J and/or Keane, including their respective customer, supplier and other key stakeholder relationships;

•	the possible diversion of management and employee attention for an extended period of time during the pendency of the merger;

•

the possibility that C&J’s surplus does not exceed the amount of the aggregate Pre-closing Cash Dividend, therefore prohibiting C&J from being able to pay the Pre-closing Cash Dividend to stockholders;

•	the risk that, despite the retention efforts of C&J and Keane prior to the consummation of the merger, the Combined Company may lose key personnel;

•

the provisions of the Merger Agreement which prohibit C&J from soliciting or entertaining other acquisition offers and the potential payment to Keane by C&J of a termination fee of $30 million, as described in “The Merger Agreement—Termination Fees;”

•

the potential negative impact on the market price of C&J Common Stock if the Merger Agreement is terminated, the reason or reasons for such termination and whether such termination results from factors adversely affecting C&J, including (i) the possibility that, as a result of the termination of the Merger Agreement, potential acquirers may consider C&J to be an unattractive acquisition candidate and (ii) the possible sale of C&J Common Stock by short-term investors following announcement that the Merger Agreement was terminated;

•

the risk that the $30 million termination fee to which C&J may be entitled, subject to the terms and conditions of the Merger Agreement, if Keane terminates the agreement in certain circumstances may not be sufficient to compensate C&J for the harm that it might suffer as a result of such termination;

•	the potential for litigation relating to the merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•	that certain provisions of the Merger Agreement, although reciprocal, may have the effect of discouraging alternative proposals involving C&J;

•

the restrictions in the Merger Agreement on the conduct of C&J’s business during the period between execution of the Merger Agreement and the consummation of the merger, including that C&J must conduct its business only in the ordinary course, subject to specific limitations, which (although reciprocal) could negatively impact C&J’s ability to pursue certain business opportunities or strategic transactions;

•	the risk that C&J stockholders and/or Keane stockholders, as applicable, may not approve the proposals at the C&J Special Meeting or Keane Special Meeting;

•

the risk that regulatory agencies may delay, object to and challenge the merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of C&J or Keane prior to the effective time, or the Combined Company following the effective time; please see “The Merger Agreement—Regulatory Approvals;”

•

the fact that the Exchange Ratio is fixed under the Merger Agreement, meaning that the trading value of the merger consideration, consisting of 1.6149 shares of Keane Common Stock for each share of C&J Common Stock, upon consummation of the merger might be more or less than the trading value of such consideration on the date of the execution of the Merger Agreement;

•	the substantial transaction costs, including severance costs, to be incurred in connection with the merger; and

•	the risks of the type and nature described in “Risk Factors” and the matters described in “Cautionary Statement Regarding Forward-Looking Statements.”

The C&J Board considered all of these factors as a whole, as well as others, and, on balance, concluded that it supported a favorable determination to approve the Merger Agreement and to make its recommendations to C&J stockholders.

In addition, the C&J Board was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of C&J stockholders generally, including the treatment of equity awards held by such directors and executive officers in the merger described in “Interests of C&J’s Directors and Executive Officers in the Merger” and the obligation of the Combined Company to indemnify C&J directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the C&J Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the C&J Board considered. The C&J Board collectively reached the conclusion to approve the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the members of the C&J Board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the C&J Board considered in connection with its evaluation of the merger, the C&J Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the C&J Board. Moreover, each member of the C&J Board applied his own personal business judgment to the process and may have given different weight to different factors. The C&J Board based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, C&J management and C&J’s outside legal and financial advisors. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of C&J’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”

Recommendation of the Keane Board and Reasons for the Merger

The Keane Board, upon the unanimous recommendation of the Keane Special Committee solely with respect to the Keane Share Issuance Proposal, unanimously recommends that Keane stockholders vote “FOR” the Keane Share Issuance Proposal, “FOR” the Keane Compensation Proposal and “FOR” the Keane Adjournment Proposal. In reaching its determinations and recommendations, the Keane Special Committee and the Keane Board consulted with Keane management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the merger:

•

The Benefits of a Combined Company. The belief of the Keane Special Committee and the Keane Board that the Combined Company would be well positioned to achieve future growth and generate additional returns for Keane stockholders, including due to:

•

the Keane Special Committee’s and the Keane Board’s positive view of the ability of the Combined Company to expand as a diversified well completions and production services company, including hydraulic fracturing, wireline and pump down, high-spec coiled tubing and cementing services;

•

the significant scale and value of the Combined Company in the United States, with strong presence in the most active U.S. basins, including the Permian, the Marcellus/Utica, Eagle Ford, SCOOP/STACK, Bakken and California, and the ability to serve customers with a broader geographic footprint, as well as improved efficiencies through increased basin density and leveraging overhead;

•

the significant expansion of financial scale of the Combined Company relative to its peers and expectation that the Combined Company will be in a robust financial position with a solid balance sheet, as well as the flexibility to invest in business innovation;

•

the expectation that, after the payment of certain one-time transaction costs, including severance costs, to be incurred in connection with the transaction, the merger would be immediately accretive to cash flow per share with greater potential for increased operating cash flow generation;

•

the expectation that the Combined Company would generate $100 million of expected annualized run-rate cost synergies based on cost reductions and streamlining the Combined Company’s selling, general & administrative expenses, supply chain management and operational footprint;

•	the expectation that the transaction will lead to greater liquidity in the equity of the Combined Company;

•

the Keane Special Committee’s and the Keane Board’s expectation that the cultures of C&J and Keane are complementary, including a shared commitment to safety and integrity, employee development, partnerships with blue-chip customers, technological innovation and community relationships;

•	the complementary nature of and limited overlap between Keane’s and C&J’s respective customer bases, which include many of the largest exploration and production companies in the United States;

•

the expectation that the Combined Company would have runway for earnings growth via revenue generation from idle, market ready equipment and improved efficiencies from increased basin density and leveraging overhead, creating a more attractive investment opportunity;

•	the shared history of Keane and C&J with respect to successful execution and integration of merger and acquisition transactions;

•

the Keane Special Committee’s and Keane Board’s expectation that the Combined Company will be positioned for continued innovation and investment as C&J and Keane share legacies of innovative research and development and a rich portfolio of proprietary technology, spanning surface, downhole and digital, which will accelerate investments to drive safety, operational efficiency and value added technologies, including the ability to invest in next generation opportunities in fracking;

•	the expectation that the Combined Company will be able to better serve C&J’s and Keane’s customers in critical growth markets with a larger footprint and broader service offering;

•	the expectation that the scale of the Combined Company will lead to greater relevancy to its current and potential supplier base; and

•

the Keane Special Committee’s and Keane Board’s expectation that the Combined Company will share C&J’s and Keane’s best practices and leverage its combined team and resources to provide even better services for its customers.

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The Exchange Ratio and Merger Consideration. The Keane Special Committee and the Keane Board considered the favorability of the Exchange Ratio relative to the intrinsic value of shares of Keane Common Stock over various periods and relative to its current assessment of the valuation of each company and of the synergies and other benefits of the Merger, in addition to:

•

the fact that holders of shares of C&J Common Stock immediately prior to the effective time will hold, in the aggregate, approximately 50% of the issued and outstanding shares of Combined Company Common Stock immediately following the effective time, and holders of shares of Keane Common Stock as of immediately prior to the effective time will hold, in the aggregate, approximately 50% of the issued and outstanding shares of Combined Company Common Stock (based on fully diluted shares outstanding of the Combined Company) immediately following the effective time;

•

the delivery by Citi of an opinion, dated June 16, 2019, to the Keane Board as to the fairness, from a financial point of view and as of the date of the opinion, to Keane of the Exchange Ratio provided for pursuant to the Merger Agreement, which opinion was based on and subject to various assumptions made, including the Pre-closing Cash Dividend, procedures followed, matters considered and limitations and qualifications on the review undertaken. Such opinion is more fully described below under “—Opinion of Keane’s Financial Advisor,” and the full text of the written opinion of Citi, which is attached to this joint proxy statement/prospectus as Annex C; and

•

the oral opinion of Lazard delivered at the meeting of the Keane Special Committee on June 16, 2019, and subsequently confirmed in writing that same day, that, as of June 16, 2019, and based upon and subject to the various assumptions made, including declaration of the Pre-closing Cash Dividend (with a record date on or after the date of the Merger Agreement and prior to the effective time), procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Lazard as set forth in the written opinion, the Exchange Ratio was fair, from a financial point of view, to Keane. Such opinion is more fully described below under “—Opinion of the Keane Special Committee’s Financial Advisor,” and the full text of the written opinion of Lazard, which is attached to this joint proxy statement/prospectus as Annex D.

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The Governance of the Combined Company. The Keane Special Committee and the Keane Board considered the structure of the transaction as a merger of equals, including the terms of Merger Agreement providing for the governance of the Combined Company, including:

•

the Combined Company Board will include the six C&J Designees, which will include the C&J Chairman (who will continue as the chairman of the Combined Company Board) and the six Keane Designees, which will include the Keane CEO;

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the Keane CEO will serve as the chief executive officer of the Combined Company, the chief financial officer of C&J will serve as the executive vice president and chief financial officer of the Combined Company and the president and chief financial officer of Keane will serve as executive vice president and chief integration officer of the Combined Company, with the balance of the management team of the Combined Company to be selected by the Keane CEO on a merit basis, with input from the chief executive officer of C&J and the chief financial officers of C&J and Keane;

•	the C&J Chairman will serve as the chairman of the Combined Company Board; and

•

the Combined Company Board will include four committees: the audit and risk committee, the compensation committee, the compliance committee and the nominating and corporate governance committee. Each of the committees of the Combined Company Board will initially consist of an equal number of Keane Designees and C&J Designees.

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Certain Other Factors Considered by the Keane Special Committee and the Keane Board. In addition to considering the factors described above, the Keane Special Committee and the Keane Board considered the following additional factors that weighed in favor of the merger:

•	the past experience the Keane management team has had in timely and effective corporate integration following significant combinations and acquisitions;

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historical information concerning C&J’s and Keane’s respective businesses, financial condition, results of operations, earnings, trading prices, technology positions, managements, competitive positions and prospects on a stand-alone basis and forecasted combined basis; and

•

the current and prospective business environment in which C&J and Keane operate, including national and local economic conditions, the competitive and regulatory environment and the likely effect of these factors on Keane and the Combined Company.

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The Terms of the Merger Agreement. The Keane Special Committee and the Keane Board considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated. The Keane Special Committee and the Keane Board also reviewed and considered the conditions to the completion of the merger, and concluded that while the completion of the merger is subject to various regulatory approvals, such approvals were likely to be satisfied on a timely basis.

The Keane Special Committee and the Keane Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the merger, including:

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the risk that, because the Exchange Ratio would not be adjusted for changes in the market price of C&J Common Stock or Keane Common Stock, immediately prior to the effective time the trading price of the shares of Keane Common Stock could be significantly higher than the trading price prevailing at the time of the signing of the Merger Agreement;

•	the risk that C&J’s financial performance may not meet Keane’s expectations;

•

the potential challenges and difficulties in integrating the operations of C&J and Keane and the risk that anticipated cost savings and operational efficiencies between the two companies, or other anticipated cost benefits of the merger, might not be realized or might take longer to realize than expected;

•

the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of C&J with those of Keane and the possibility of encountering difficulties in achieving expected revenue growth and other non-cost synergies;

•	the possible diversion of management attention for an extended period of time during the pendency of the merger and, following closing, the integration of the two companies;

•	the substantial costs to be incurred in connection with the merger, including those incurred regardless of whether the merger is consummated;

•	the potential for litigation relating to the merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•	the restrictions in the Merger Agreement on the conduct of Keane’s business during the period between execution of the Merger Agreement and the consummation of the merger;

•	the ability of the C&J Board, in certain circumstances, to terminate the Merger Agreement or effect a Change of Recommendation;

•	the fact that upon termination of the Merger Agreement under specific circumstances, Keane would be required to pay to C&J a termination fee of $30 million;

•

that the Support Agreement requires Keane Investor to vote its shares in favor of the Keane Share Issuance Proposal, even if there is a Change of Recommendation, with respect to the lesser of (i) all of the shares of Keane Common Stock which Keane Investor is the record or beneficial owner or (ii) such portion of Keane Common Stock equal to 35% of the aggregate outstanding shares of Keane Common Stock; and

•	the risks of the type and nature described in “Risk Factors” and the matters described in “Cautionary Statement Regarding Forward-Looking Statements.”

The Keane Special Committee and the Keane Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the merger outweighed the risks and uncertainties of the merger.

In addition, the Keane Special Committee and the Keane Board were aware of and considered the interests of Keane’s directors and executive officers that are different from, or in addition to, the interests of Keane stockholders generally described in “—Interests of Keane’s Directors and Executive Officers in the Merger.”

The foregoing discussion of the information and factors that the Keane Special Committee and the Keane Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Keane Special Committee and the Keane Board considered. The Keane Board, upon the unanimous recommendation of the Keane Special Committee, has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement. In view of the complexity and wide variety of factors, both positive and negative, that the Keane Special Committee and the Keane Board considered in connection with its evaluation of the merger, the Keane Special Committee and the Keane Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Keane Special Committee or the Keane Board. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of the Keane Special Committee’s and the Keane Board’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”

Certain C&J Unaudited Prospective Financial and Operating Information

C&J does not, as a matter of course, make public long-term forecasts nor internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the merger, C&J management prepared certain unaudited internal financial forecasts with respect to C&J, which were provided to the C&J Board in connection with their evaluation of the merger. Such forecasts also were provided to Morgan Stanley for its use and reliance in connection with its financial analyses and opinion described in “—Opinion of C&J’s Financial Advisor.” Morgan Stanley was authorized by C&J to rely upon the C&J forecasts for C&J in the performance of Morgan Stanley’s financial analyses and the preparation of such opinion.

The inclusion of this information should not be regarded as an indication that any of C&J, their respective advisors or other Representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use at the time of its preparation and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of C&J management as described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects assumptions made at the time of its preparation, both as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. C&J and Keane can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized.

In addition, because the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described under “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither C&J’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial and operating information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of C&J’s independent registered public accounting firm to C&J contained in its Annual Report on Form 10-K for the year ended December 31, 2018, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of C&J, and such report does not extend to the projections included below and should not be read to do so. The unaudited prospective financial and operating information set forth in “—Certain C&J Unaudited Prospective Financial and Operating Information” has been prepared by, and is the responsibility of, C&J management.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. C&J and Keane can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of the Merger Agreement, as of the date of this joint proxy statement/prospectus or as of the date of the C&J Special Meeting and the Keane Special Meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, C&J and Keane do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions.

The unaudited prospective financial and operating information represented the best good faith estimates and judgments of the management team of C&J that prepared such information, at the time of preparation, but it does not take into account all the possible financial and other effects on C&J or Keane of the merger, the effect on C&J or Keane of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on C&J or Keane of any possible failure of the merger to occur. None of C&J, Keane, or their respective affiliates, officers, directors, advisors or other Representatives has made, makes or is authorized in the future to make any representation to any C&J stockholder or Keane stockholder or other person regarding C&J’s or Keane’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by C&J, Keane, their respective advisors or any other person that it is viewed as material information of C&J or Keane, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the C&J Merger Proposal, the Keane Share Issuance Proposal or any other proposal to be considered at the Keane Special Meeting or C&J Special Meeting, as applicable, but is being provided solely because it was authorized by C&J management to be used and relied upon by Morgan Stanley in connection with its financial analysis and opinion described in “—Opinion of C&J’s Financial Advisor,” which forecasts were provided to the C&J Board in connection with its evaluation of the merger.

In light of the foregoing, and considering that the C&J Special Meeting and the Keane Special Meeting will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, C&J stockholders and Keane stockholders, respectively, are cautioned not to place undue reliance on such information, and C&J and Keane urge all C&J stockholders and Keane stockholders to review C&J’s most recent SEC filings for a description of C&J’s reported financial results and Keane’s most recent SEC filings for a description of Keane’s reported financial results. Please see “Where You Can Find More Information.”

Summary of Certain C&J Unaudited Prospective Financial and Operating Information

The following table presents certain unaudited prospective financial information of C&J prepared by C&J management for fiscal years 2019 through 2023 for the C&J Board, Morgan Stanley, Citi, Lazard and Keane, and approved for Morgan Stanley’s use by C&J management. This information reflects assumptions made at the time of its preparation, based on current financial and operating information of C&J and its significant business segments, including extensive discussions with key operating and financial leaders of each of C&J’s significant business lines, and included: (i) oil price remaining in the range of $55-$65 per barrel; (ii) a modest rise in United States rig count off of a base of 1,000 active rigs; (iii) utilization (a) of fracturing fleets remaining relatively flat, but adding approximately three fleets over the five year period and (b) of other company assets remaining flat in the near term with a small increase in the later years, while increasing the number of units by between 2% to 3% per year depending upon the product line, except for a slightly higher growth expectation in our well construction and intervention product lines; and (iv) a modest improvement in pricing partially offset by cost inflation in certain areas of cost of goods sold and sales, general and administrative expense.

	Year Ended December 31,
(in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$2,176	$2,303	$2,508	$2,680	$2,763
Adjusted EBITDA(1)	$247	$290	$367	$424	$435
Capital Expenditures	$180	$203	$208	$207	$209

(1)

Adjusted EBITDA, a non-GAAP term, is net income excluding certain disclosed items which C&J does not believe to be indicative of underlying business trends, including interest expense, the write-off of financing costs, income tax provision, depreciation and amortization expense, non-controlling interests, and business separation, restructuring and one-time, non-recurring costs.

In addition (as described in “—Certain Keane Unaudited Prospective Financial Projections and Operating Information”), Keane management prepared certain unaudited prospective financial information of Keane for fiscal years 2019 through 2023 for the Keane Board, the Keane Special Committee, Citi, Lazard, Morgan Stanley and C&J, which C&J adjusted for fiscal years 2021 through 2023 to primarily reflect more normalized financial performance, which information was approved for Morgan Stanley’s use by C&J management, and is presented, as so adjusted, in the following table.

	Year Ended December 31,
(in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$1,789	$2,061	$2,262	$2,418	$2,488
Adjusted EBITDA(1)	$279	$343	$405	$458	$483
Capital Expenditures	$142	$124	$147	$152	$152

(1)

Adjusted EBITDA, a non-GAAP term, is net income excluding certain disclosed items which C&J does not believe to be indicative of underlying business trends, including interest expense, the write-off of financing costs, income tax provision, depreciation and amortization expense, non-controlling interests, and business separation, restructuring and one-time, non-recurring costs.

Opinion of C&J’s Financial Advisor

The C&J Board determined that a financial advisor should be retained to provide financial advisory services in connection with the merger and the C&J Board authorized management, subject to the C&J Board’s guidance, to negotiate the engagement and retention of a financial advisor. C&J management retained Morgan Stanley as financial advisor and to provide the opinion described in this section and attached as Annex B to this joint proxy statement/prospectus in connection with the merger. The C&J Board approved management’s selection of Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of C&J. On June 16, 2019, at a meeting of the C&J Board, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated June 16, 2019, that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, taking into account the payment of the Pre-closing Cash Dividend, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of shares of C&J Common Stock (other than holders of C&J Excluded Shares).

The full text of the written opinion of Morgan Stanley delivered to the C&J Board, dated June 16, 2019, is attached to this joint proxy statement/prospectus as Annex B and is incorporated herein by reference in its entirety. You should read Morgan Stanley’s written opinion and this summary of Morgan Stanley’s opinion carefully and in their entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such written opinion. Morgan Stanley’s opinion was directed to the C&J Board, in its capacity as such, and addressed only the fairness from a financial point of view to the holders of shares of C&J Common Stock (other than holders of C&J Excluded Shares) of the Exchange Ratio pursuant to the Merger Agreement as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the price at which the shares of Combined Company Common Stock would trade following the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of C&J Common Stock or Keane Common Stock as to how such holder should vote at the C&J Special Meeting or Keane Special Meeting, as applicable, or whether to take any other action with respect to the merger.

For purposes of rendering its opinion, Morgan Stanley:

•	reviewed certain publicly available financial statements and other business and financial information of C&J and Keane, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning C&J and Keane, respectively;

•	reviewed certain financial and operating projections prepared by the managements of C&J and Keane, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the managements of C&J and Keane, respectively;

•

discussed the past and current operations and financial condition and the prospects of C&J, including information prepared by management of C&J relating to certain strategic, financial and operational benefits anticipated from the merger with management of C&J;

•

discussed the past and current operations and financial condition and the prospects of Keane, including information prepared by management of Keane relating to certain strategic, financial and operational benefits anticipated from the merger with management of Keane;

•	reviewed the pro forma impact of the merger on C&J’s cash flow, consolidated capitalization and certain financial ratios;

•	reviewed the reported prices and trading activity for C&J Common Stock and Keane Common Stock;

•

compared the financial performance of C&J and Keane and the prices and trading activity of C&J Common Stock and Keane Common Stock with that of certain other publicly-traded companies comparable with C&J and Keane, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of C&J, Keane and certain holders of Keane Common Stock and their respective financial and legal advisors;

•	reviewed the Merger Agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by C&J and Keane, and formed a substantial basis for its opinion. With respect to the financial and operating projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of C&J and Keane of the future financial performance of C&J and Keane. Morgan Stanley expressed no view as to such projections or the assumptions on which they were based. In addition, Morgan Stanley assumed that the Pre-closing Cash Dividend would be paid and that the merger would be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger would be treated as a tax-free reorganization, pursuant to the Code, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to it. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of C&J and Keane and their legal, regulatory and tax advisors with respect to legal, regulatory and tax matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of C&J’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of C&J Common Stock in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of C&J or Keane, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving C&J, nor did Morgan Stanley negotiate with any of the parties, other than Keane, which expressed interest to Morgan Stanley in the possible combination with C&J or certain of its constituent businesses. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business or financial strategies or transaction or whether or not such alternatives could be achieved or were available, nor did it address the underlying business decision of C&J to enter into the Merger Agreement or proceed with the merger.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the C&J Board, each dated June 16, 2019. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 14, 2019, the most recent trading day prior to Morgan Stanley’s presentation to the C&J Board of its financial analysis on June 16, 2019. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, at the direction of the C&J Board, Morgan Stanley utilized and relied upon certain financial projections relating to C&J and Keane, each provided by C&J management and which are described below. The financial projections are more fully described in “—Certain C&J Unaudited Prospective Financial and Operating Information.” In addition, Morgan Stanley utilized and relied upon the number of issued and outstanding shares of Keane provided by management of Keane.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis on both C&J and Keane based on estimates of future cash flows from April 1, 2019 through December 31, 2023 and calculated a terminal value at the end of such projection period.

C&J 4.75-Year Discounted Cash Flow Analysis

With respect to C&J, Morgan Stanley calculated a range of implied total equity values of C&J and values per share of C&J Common Stock based on estimates of future unlevered free cash flows from April 1, 2019 through December 31, 2023. Morgan Stanley first calculated the estimated unlevered free cash flows (calculated as EBITDA (earnings before interest, taxes, and depreciation and amortization), adjusted for certain non-recurring items, which is referred to in this section as “adjusted EBITDA,” less capital expenditures and unlevered taxes, and adjusted for any changes in working capital) of C&J based on estimates by C&J management. Morgan Stanley assumed no cash taxes would be payable, as directed by C&J management, due to available net operating losses. Morgan Stanley then calculated a terminal value range for C&J by applying a multiple of aggregate value (defined as market capitalization plus total debt and less cash and cash equivalents) to estimated adjusted EBITDA for the twelve months ending December 31, 2023 (“LTM EBITDA”) of 3.0x to 5.0x. This range was derived based on Morgan Stanley’s professional judgment after analyzing the aggregate value to LTM EBITDA multiple that shares of C&J Common Stock traded at from January 13, 2017 (C&J’s first pricing date following re-emergence from bankruptcy) to June 14, 2019. The projected unlevered free cash flows for the period from April 1, 2019 through December 31, 2023 and terminal value were discounted to March 31, 2019 using discount rates ranging from 12.9% to 14.9% based on Morgan Stanley’s estimate of C&J’s weighted average cost of capital (“WACC”) for such period.

Based on the above-described analysis, Morgan Stanley derived a range of implied values per share of C&J Common Stock as of March 31, 2019 of $18.87 to $27.42.

Keane 4.75-Year Discounted Cash Flow Analysis

With respect to Keane, Morgan Stanley calculated a range of implied total equity values of Keane and values per share of Keane Common Stock based on estimates of future unlevered free cash flows from April 1, 2019 through December 31, 2023. Morgan Stanley first calculated the estimated unlevered free cash flows (calculated as EBITDA (adjusted for certain non-recurring items and to be burdened by stock-based compensation expense), less capital expenditures and unlevered taxes, and adjusted for any changes in working capital) of Keane on estimates by C&J management. Morgan Stanley then calculated a terminal value range for Keane by applying a multiple of aggregate value to estimated adjusted EBITDA for the twelve months ending December 31, 2023 of 3.0x to 5.0x. This range was derived based on Morgan Stanley’s professional judgment after analyzing the aggregate value to LTM EBITDA multiple that shares of Keane Common Stock traded at from January 20, 2017 (Keane’s first pricing date following its initial public offering) to June 14, 2019. The projected unlevered free cash flows for the period from April 1, 2019 through December 31, 2023 and terminal value were discounted to March 31, 2019 using discount rates ranging from 11.7% to 13.1% based on Morgan Stanley’s estimate of Keane’s WACC for such period.

Based on the above-described analysis, Morgan Stanley derived a range of implied values per share of Keane Common Stock as of March 31, 2019 of $11.82 to $17.72.

Exchange Ratio Implied by Discounted Cash Flow Analysis

Morgan Stanley calculated the exchange ratio range implied by the discounted cash flow analyses. Morgan Stanley compared the lowest implied per share value for C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the highest implied per share value for Keane Common Stock to derive the lowest exchange ratio implied by the analyses. Similarly, Morgan Stanley compared the highest implied per share value for C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the lowest implied per share value for Keane Common Stock to derive the highest exchange ratio implied by the analyses. The implied exchange ratio range resulting from the analysis, which Morgan Stanley noted did not include synergies, was 1.01x to 2.24x. Morgan Stanley noted that the Merger Agreement provided for an exchange ratio of 1.6149x.

Discounted Equity Value Analysis

For each of C&J and Keane, Morgan Stanley performed a discounted equity value analysis, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future adjusted EBITDA.

C&J Discounted Equity Value

Morgan Stanley calculated the discounted equity value per share of C&J Common Stock as of March 31, 2019. To calculate the discounted equity value per share of C&J Common Stock, Morgan Stanley utilized calendar year 2023 adjusted EBITDA based on the financial forecasts provided by C&J management. Morgan Stanley calculated the future aggregate value of C&J at December 31, 2022 by applying an aggregate value to adjusted EBITDA multiple of 3.0x to 5.0x to the estimated calendar year 2023 adjusted EBITDA based on the financial forecasts provided by C&J management. This range was derived based on Morgan Stanley’s professional judgment after analyzing the aggregate value to adjusted EBITDA over the next twelve months multiple that shares of C&J Common Stock traded at from January 13, 2017 to June 14, 2019. To arrive at the implied equity value of C&J, Morgan Stanley then deducted from the implied aggregate value ranges C&J’s estimated net debt as of December 31, 2022. The resulting equity values were then discounted to March 31, 2019 using a cost of equity for C&J of 13.9% based on Morgan Stanley’s estimate of C&J’s then-current cost of equity. This analysis resulted in a range of implied values per share of C&J Common Stock of $18.23 to $26.22.

Keane Discounted Equity Value

Morgan Stanley calculated the discounted equity value per share of Keane Common Stock as of March 31, 2019. To calculate the discounted equity value per share of Keane Common Stock, Morgan Stanley utilized calendar year 2023 adjusted EBITDA based on the financial forecasts provided by C&J management. Morgan Stanley calculated the future aggregate value of Keane at December 31, 2022 by applying an aggregate value to adjusted EBITDA multiple of 3.0x to 5.0x to the estimated calendar year 2023 adjusted EBITDA based on the financial forecasts provided by C&J management. This range was derived based on Morgan Stanley’s professional judgment after analyzing the aggregate value to adjusted EBITDA over the next twelve months multiple that shares of Keane Common Stock traded at from January 20, 2017 to June 14, 2019. To arrive at the implied equity value of Keane, Morgan Stanley then deducted from the implied aggregate value ranges Keane’s estimated net debt as of December 31, 2022. The resulting equity values were then discounted to March 31, 2019 using a cost of equity for Keane of 14.2% based on Morgan Stanley’s estimate of Keane’s then-current cost of equity. This analysis resulted in a range of implied values per share of Keane Common Stock of $10.80 to $16.15.

Exchange Ratio Implied by Discounted Equity Value Analysis

Morgan Stanley then calculated the exchange ratio range implied by the discounted equity value analysis. Morgan Stanley compared the lowest implied equity value per share of C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the highest implied equity value per share of Keane Common Stock to derive the lowest exchange ratio implied by the discounted equity value analyses. Similarly, Morgan Stanley compared the highest implied equity value per share of C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the lowest implied equity value per share of Keane Common Stock to derive the highest exchange ratio implied by the discounted equity value analyses. The implied exchange ratio range resulting from the analysis, which Morgan Stanley noted did not include synergies, was 1.07x to 2.34x. Morgan Stanley noted that the Merger Agreement provided for an Exchange Ratio of 1.6149x.

Trading Multiple Analysis

Morgan Stanley performed the following trading multiple analyses for each of C&J and Keane. No company utilized in the trading multiple analysis is identical to C&J or Keane and hence the summary below and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which C&J and Keane were compared. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of C&J and Keane.

AV/Adjusted EBITDA

Morgan Stanley performed a trading multiple analysis to determine the ratio of the then aggregate value (“AV”) of each of C&J and Keane, in each case as of June 14, 2019, to C&J’s and Keane’s estimated adjusted EBITDA (adjusted, in the case of Keane, to be burdened by stock-based compensation expense) based on street estimates for each of 2019 and 2020. Morgan Stanley refers to this statistic as “AV/EBITDA.” The AV/Adjusted EBITDAs of C&J and Keane were also compared against the AV/EBITDAs (using street estimates) of four comparable pure play frac publicly-traded companies (ProPetro Holding Corp., Liberty Oilfield Services Inc., FTS International, Inc. and Calfrac Well Services Ltd.) and two diversified services publicly-traded companies (Patterson-UTI Energy, Inc. and RPC, Inc.). These companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to that of C&J and Keane based on the similarity of their oilfield services business lines, operations and customers. AV/EBITDAs (or adjusted EBITDA in the case of C&J and Keane) were as follows:

Company	2019 AV / EBITDA	2020 AV / EBITDA
C&J	2.8x	2.3x
Keane	3.8x	3.1x
ProPetro Holding Corp.	3.5x	3.2x
Liberty Oilfield Services Inc.	4.7x	3.9x
FTS International, Inc.	5.5x	4.1x
Calfrac Well Services Ltd.	4.9x	3.5x
Patterson-UTI Energy, Inc.	4.5x	4.0x
RPC, Inc.	5.9x	4.2x

Based on this analysis and its professional judgment, Morgan Stanley selected the following ranges and applied them to the estimated adjusted EBITDA of C&J based on both financial forecasts provided by C&J management and street estimates. This analysis resulted in the following implied share prices:

Multiples	C&J Implied Share Price Range
3.5x – 5.5x AV / 2019E Street EBITDA	$12.91 – $19.52
3.0x – 4.5x AV / 2020E Street EBITDA	$13.33 – $19.33
3.5x – 5.5x AV / 2019E Management Adjusted EBITDA	$14.25 – $21.64
3.0x – 4.5x AV / 2020E Management Adjusted EBITDA	$14.34 – $20.85

Based on this analysis and its professional judgment, Morgan Stanley selected the following ranges and applied them to the estimated adjusted EBITDA of Keane based on both financial forecasts provided by C&J management and street estimates. This analysis resulted in the following implied share prices:

Multiples	Keane Implied Share Price Range
3.5x – 5.5x AV / 2019E Street EBITDA	$6.13 – $11.10
3.0x – 4.5x AV / 2020E Street EBITDA	$6.55 – $11.11
3.5x – 5.5x AV / 2019E Management Adjusted EBITDA	$6.46 – $11.62
3.0x – 4.5x AV / 2020E Management Adjusted EBITDA	$6.96 – $11.72

Morgan Stanley then calculated the exchange ratio implied by the trading multiple analysis. Morgan Stanley compared the lowest implied equity value per share of C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the highest implied equity value per share of Keane Common Stock to derive the lowest exchange ratio implied by the trading multiple analysis. Similarly, Morgan Stanley compared the highest implied equity value per share of C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the lowest implied equity value per share of Keane Common Stock to derive the highest exchange ratio implied by the trading multiple analysis. The implied exchange ratio range resulting from this analysis, which Morgan Stanley noted did not include synergies, was as follows:

Multiples	Implied Exchange Ratio
3.5x – 5.5x AV / 2019E Street EBITDA	1.07x – 3.02x
3.0x – 4.5x AV / 2020E Street EBITDA	1.11x – 2.80x
3.5x – 5.5x AV / 2019E Management Adjusted EBITDA	1.14x – 3.19x
3.0x – 4.5x AV / 2020E Management Adjusted EBITDA	1.14x – 2.85x

Morgan Stanley noted that the Merger Agreement provided for an Exchange Ratio of 1.6149x.

P/CFPS

Morgan Stanley performed a trading multiple analysis to determine the ratio of the closing stock price per share of C&J Common Stock and of Keane Common Stock, in each case as of June 14, 2019, to C&J’s and Keane’s estimated cash flows per share (“CFPS”) based on street estimates for each of 2019 and 2020. Morgan Stanley refers to this statistic as “P/CFPS.” The P/CFPSs of C&J and Keane were also compared against the P/CFPSs (using street estimates) of the same six public companies described under “—AV/EBITDA.” P/CFPSs were as follows:

Company	2019 P / CFPS	2020 P / CFPS
C&J	3.2x	2.7x
Keane	2.8x	2.6x
ProPetro Holding Corp.	4.1x	3.6x
Liberty Oilfield Services Inc.	4.6x	3.9x
FTS International, Inc.	2.1x	1.5x
Calfrac Well Services Ltd.	4.2x	3.5x
Patterson-UTI Energy, Inc.	3.3x	3.0x
RPC, Inc.	6.2x	5.0x

Based on this analysis and its professional judgment, Morgan Stanley selected the following ranges and applied them to the estimated CFPS of C&J based on both financial forecasts provided by C&J management and street estimates. This analysis resulted in the following implied share prices:

Multiples	C&J Implied Share Price Range
2.75x – 3.50x P / 2019E Street CFPS	$9.32 – $11.87
2.50x – 3.00x P / 2020E Street CFPS	$10.09 – $12.11
2.75x – 3.50x P / 2019E Management CFPS	$9.54 – $12.14
2.50x – 3.00x P / 2020E Management CFPS	$10.95 – $13.14

Based on this analysis and its professional judgment, Morgan Stanley selected the following ranges and applied them to the estimated CFPS of Keane based on both financial forecasts provided by C&J management and street estimates. This analysis resulted in the following implied share prices:

Multiples	Keane Implied Share Price Range
2.75x – 3.50x P / 2019E Street CFPS	$6.84 – $8.70
2.50x – 3.00x P / 2020E Street CFPS	$6.75 – $8.10
2.75x – 3.50x P / 2019E Management CFPS	$6.71 – $8.54
2.50x – 3.00x P / 2020E C&J Management CFPS	$7.21 – $8.65

Morgan Stanley then calculated the exchange ratio implied by the trading multiple analysis. Morgan Stanley compared the lowest implied equity value per share of C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the highest implied equity value per share of Keane Common Stock to derive the lowest exchange ratio implied by the trading multiple analysis. Similarly, Morgan Stanley compared the highest implied equity value per share of C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the lowest implied equity value per share of Keane Common Stock to derive the highest exchange ratio implied by the trading multiple analysis. The implied exchange ratio range resulting from this analysis, which Morgan Stanley noted did not include synergies, was as follows:

Multiples	Implied Exchange Ratio
2.75x – 3.50x P / 2019E Street CFPS	0.96x – 1.59x
2.50x – 3.00x P / 2020E Street CFPS	1.12x – 1.65x
2.75x – 3.50x P / 2019E Management CFPS	1.00x – 1.66x
2.50x – 3.00x P / 2020E Management CFPS	1.15x – 1.68x

Morgan Stanley noted that the Merger Agreement provided for an Exchange Ratio of 1.6149x.

Other Information

Pro Forma Discounted Cash Flow Accretion Analysis

Morgan Stanley performed a pro forma discounted cash flow accretion analysis, which is designed to compare a range of pro forma discounted cash flow values per share based on the 1.6149x Exchange Ratio provided for in the Merger Agreement to the range of C&J discounted cash flow values per share calculated on a standalone basis (please see “—Discounted Cash Flow Analysis—C&J 4.75-Year Discounted Cash Flow Analysis”).

Morgan Stanley calculated a range of pro forma implied aggregate values by summing the 4.75-year DCF values of C&J and Keane with the present value of estimated synergies (based on assumed run-rate synergies of $100 million, as directed by C&J management). For the purposes of the pro forma discounted cash flow accretion analysis, (i) Morgan Stanley used the same discount and terminal value ranges for C&J projected future unlevered free cash flows as described under “—Discounted Cash Flow Analysis—C&J 4.75-Year Discounted Cash Flow Analysis” and Keane projected future unlevered free cash flows under “—Discounted Cash Flow Analysis—Keane 4.75-Year Discounted Cash Flow Analysis” and (ii) estimated synergies were discounted to March 31, 2019 using a discount rate based on Morgan Stanley’s estimates of C&J’s WACC as described under “—Discounted Cash Flow Analysis—C&J 4.75-Year Discounted Cash Flow Analysis” and Keane’s WACC under “—Discounted Cash Flow Analysis—Keane 4.75-Year Discounted Cash Flow Analysis.” Such amount was then divided by the number of fully diluted shares expected to be outstanding by C&J management following completion of the merger based on the 1.6149x Exchange Ratio provided for in the Merger Agreement to derive a range of pro forma discounted cash flow values per share. This analysis resulted in a range of per Combined Company share values of $23.07 to $32.62 or approximately 22% and 19% higher, respectively, than the ranges of implied discounted cash flow values per share of C&J Common Stock on a standalone basis.

Equity Research Analysts’ Price Targets

Morgan Stanley reviewed publicly available equity research analysts’ 12-month share price targets for C&J Common Stock and Keane Common Stock (include those of an affiliate of Morgan Stanley). Morgan Stanley noted that the price targets issued by those research analysts with publicly available price targets ranged from $15.00 to $23.00 per share of C&J Common Stock and $10.50 to $18.00 per share of Keane Common Stock.

Morgan Stanley compared the lowest publicly available price target for C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the highest publicly available price target for Keane Common Stock to derive the lowest exchange ratio implied by such research analyst price targets. Similarly, Morgan Stanley compared the highest publicly available price target for C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the lowest publicly available price target for Keane Common Stock to derive the highest exchange ratio implied by such research analyst price targets. The implied exchange ratio range resulting from this analysis was 0.78x to 2.10x. Morgan Stanley noted that the Merger Agreement provided for an Exchange Ratio of 1.6149x.

The public market trading price targets published by equity research analysts do not necessarily reflect the current market trading prices for shares of C&J Common Stock or Keane Common Stock, and these estimates are subject to uncertainties, including the future financial performance of C&J and Keane as well as future market conditions.

The analysts’ price targets were presented for reference purposes only, and were not relied upon for valuation purposes.

Historical Trading Prices

Morgan Stanley reviewed the historical trading prices of C&J Common Stock and Keane Common Stock during the 52 week period ended June 14, 2019, which reflected low to high intra-day prices for C&J Common Stock during such period of $10.52 to $24.85 per share and Keane Common Stock of $6.66 to $14.55 per share during such period. Morgan Stanley then calculated the exchange ratio implied by the share price range for C&J and Keane during the 52 week period. Morgan Stanley compared the lowest intra-day price for C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the highest intra-day price for Keane Common Stock to derive the lowest exchange ratio implied by the historical trading prices during the 52 week period ended June 14, 2019. Similarly, Morgan Stanley compared the highest intra-day price for C&J Common Stock (less the Pre-closing Cash Dividend of $1.00 per share) to the lowest intra-day price per share of Keane Common Stock to derive the highest exchange ratio implied by the historical trading prices during the 52 week period ended June 14, 2019. The implied exchange ratio range resulting from this analysis was 0.65x to 3.58x. Morgan Stanley noted that the Merger Agreement provided for an Exchange Ratio of 1.6149x.

The historical trading prices were presented for reference purposes only, and were not relied upon for valuation purposes.

Contribution Analysis

Morgan Stanley performed a relative contribution analysis of C&J and Keane, in which Morgan Stanley reviewed selected and financial operational data based on C&J management forecasts to determine C&J’s and Keane’s estimated relative contribution to the Combined Company following the merger. In particular, Morgan Stanley analyzed the relative contribution to market capitalization, revenue, adjusted EBITDA and operating cash flow (less capital expenditures). At the direction of C&J management, such analysis assumed crude oil prices of $55-65 in 2019 and 2020 and a rig count of the Combined Company of approximately 1,000 in 2019 with a nominal increase in 2020. Morgan Stanley also included a leverage adjustment to neutralize the impact of financial leverage. The foregoing analyses indicated a range of relative contributions from 38%/62% (C&J to Keane) on the low end to 66%/34% (C&J to Keane) on the high end.

The contribution analysis was presented for reference purposes only, and was not relied upon for valuation purposes.

Illustrative Transaction Value Creation Analysis

Morgan Stanley performed an illustrative transaction value creation analysis, the purpose of which is to review the implied increase in market value to the C&J stockholders based on assumptions regarding synergies and pro forma ownership of the Combined Company. The illustrative transaction value creation analysis was performed for illustrative purposes only and is not indicative of actual trading levels and does not take into account the timing of the closing of the merger or the timing to achieve any synergies.

In its illustrative analysis, Morgan Stanley first calculated the then-current equity market value of C&J as of the close of trading on June 14, 2019, which resulted in a value of approximately $718 million. Morgan Stanley then calculated the then-current equity market value of Keane as of the close of trading on June 14, 2019, which resulted in a value of approximately $756 million. Morgan Stanley then noted that the Exchange Ratio set forth in the Merger Agreement of 1.6149x implied a pro forma ownership of approximately 50% of the Combined Company by C&J stockholders and approximately 50% by Keane stockholders, using market prices on June 14, 2019, and thus, C&J stockholders would hypothetically receive approximately 50% of the then-current market value of Keane and Keane stockholders would hypothetically receive approximately 50% of the then-current market value of C&J.

Morgan Stanley also noted that based on the implied fully-diluted pro forma ownership, each of C&J and Keane stockholders would hypothetically receive approximately 50% of any increase in market value from synergies in connection with the merger. For purposes of this analysis, Morgan Stanley assumed run-rate synergies of $100 million, as directed by C&J management. The present value of these synergies was calculated by discounting the estimated future cash flows from synergies, net of costs to achieve, to March 31, 2019, using a blended discount rate of 12.9% based on Morgan Stanley’s estimate of the WACCs of C&J and Keane.

The illustrative analysis indicated the following:

Transaction Value Creation Analysis (in millions)
100% of standalone market value of C&J as of June 14, 2019	$718
less 50% of standalone market value of C&J as of June 14, 2019	(359)
plus 50% of standalone market value of Keane as of June 14, 2019	378
less 50% of debt from dividend	(33)
plus $1.00 per share dividend to C&J stockholders	67
plus 50% of present value of synergies	274

Total Value to C&J Stockholders	$1,044

Morgan Stanley noted that the illustrative analysis indicated a value to C&J stockholders of approximately $1.044 billion or approximately 46% higher than C&J’s equity market value as of the close of trading on June 14, 2019.

The illustrative transaction value creation analysis was presented for reference purposes only, and was not relied upon for valuation purposes.

General

In connection with the review of the Merger Agreement and the transactions contemplated thereby by the C&J Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of C&J or Keane. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of C&J or Keane. These include, among other things, the impact of competition on Keane’s and C&J’s businesses and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of C&J or Keane, or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of whether, taking into account the payment of the Pre-closing Cash Dividend, the Exchange Ratio pursuant to the Merger Agreement was fair from a financial point of view to the holders of C&J Common Stock (other than holders of C&J Excluded Shares) and in connection with the delivery of its opinion, dated June 16, 2019, to the C&J Board. These analyses do not purport to be appraisals or to reflect the prices at which C&J Common Stock or Keane Common Stock, including the Combined Company following the merger, might actually trade.

The Exchange Ratio was determined through arm’s-length negotiations between C&J and Keane and was approved by the C&J Board. Morgan Stanley provided advice to C&J during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to C&J, nor that any specific exchange ratio constituted the only appropriate exchange ratio for the merger. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion was not intended to, and did not, in any manner, address the price at which the shares of the Combined Company Common Stock would trade following the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of C&J Common Stock or Keane Common Stock as to how such holder should vote at the special meeting of either C&J or Keane or whether to take any other action with respect to the merger.

Morgan Stanley’s opinion and its oral presentation to the C&J Board was one of many factors taken into consideration by the C&J Board in deciding to approve the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the C&J Board with respect to the Exchange Ratio pursuant to the Merger Agreement or of whether the C&J Board would have been willing to agree to a different exchange ratio.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading, hedging and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of C&J, Keane, Cerberus or any of their affiliates or any other company, or any currency or commodity or instrument, that may be involved in the merger and the other transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the C&J Board with financial advisory services and the opinion described in this section and attached as Annex B to this joint proxy statement/prospectus in connection with the merger, and C&J has agreed to pay Morgan Stanley a fee of $750,000, in connection with the rendering of its opinion, payable upon the earlier of the closing of the merger or the termination of the Merger Agreement. If the merger is consummated, C&J has agreed to pay Morgan Stanley a transaction fee of up to $11,250,000 (less any fee that has been previously paid), which is contingent upon the consummation of the merger. C&J has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. C&J has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the thirty months prior to the date of Morgan Stanley’s opinion, in addition to the services provided in connection with the merger and the opinion, Morgan Stanley provided financing services to C&J and Keane, respectively, and received aggregate fees of approximately $1 to 5 million and $5 to 15 million, respectively. Morgan Stanley is a lender under C&J’s credit facility and Keane’s term loan and credit facility. During the same period, Morgan Stanley provided financial advisory and financing services to Cerberus and its affiliates, which owns approximately 38% of the Keane Common Stock, and received aggregate fees of approximately $25 to 50 million. Morgan Stanley may seek to provide financial advisory and financing services to C&J, Keane and their respective affiliates (including Cerberus) in the future and would expect to receive fees for the rendering of those services.

Certain Keane Unaudited Prospective Financial and Operating Information

Keane does not, as a matter of course, make public forecasts as to future performance, earnings or other results for extended periods of time; and forecasts are of particular concern to Keane due to the unpredictability of the underlying assumptions and estimates. In connection with Keane’s evaluation of potential strategic transactions, including the merger as contemplated by the Merger Agreement, Keane management prepared non-public, internal financial forecasts regarding Keane’s anticipated future operations for the fiscal years ending December 31, 2019 through December 31, 2023. Such forecasts were prepared by Keane management as of May 2019, prior to Keane entering into the merger agreement, and are referred to collectively as the financial projections by Keane. The financial projections by Keane were presented to the Keane Board, the Keane Special Committee, Citi, Lazard, Morgan Stanley and C&J. The financial projections by Keane were prepared treating Keane on a stand-alone basis, without giving effect to (i) the merger including the impact of negotiating or executing the merger, (ii) the expenses that may be incurred in connection with consummating the merger, (iii) the potential synergies that may be achieved by the Combined Company as a result of the merger, (iv) the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or (v) the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. In May 2019, Keane management also independently and collaboratively prepared with C&J management the estimated cost synergies. The estimated cost synergies are not reflected in the financial projections by Keane or the financial projections by C&J, but are summarized in “—Certain Estimated Cost Synergies.”

Additionally, the financial projections by Keane were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Keane management, were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Keane. Keane’s independent registered public accounting firm has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the financial projections by Keane and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The financial projections by Keane were based on internal management reporting that may differ from Keane’s external public reporting.

The financial projections by Keane and the estimated cost synergies, summarized in “—Certain Estimated Cost Synergies,” are not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the Keane Share Issuance Proposal, but because the financial projections by Keane and the estimated cost synergies were shared between Keane and C&J and provided to Keane’s and C&J’s respective financial advisors and boards of directors for purposes of considering and evaluating the merger and the Merger Agreement.

The financial projections by Keane are subject to estimates and assumptions in many respects and, as a result, subject to interpretation and may change. While presented with numerical specificity, the financial projections by Keane and the estimated cost synergies, as summarized in “—Certain Estimated Cost Synergies,” are based upon a variety of estimates and assumptions that are inherently uncertain and subject to change, though considered reasonable by Keane management as of the date of their preparation. Please see the risks discussed in this joint proxy statement/prospectus under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Please also see “Where You Can Find More Information.” Because the financial projections by Keane were developed for Keane on a stand-alone basis without giving effect to the merger, they do not reflect any restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any cost synergies that may be realized as a result of the merger or any changes to Keane’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the financial projections by Keane and C&J, and the underlying estimates and assumptions, will be realized, and actual results may differ materially from those shown.

The financial projections by Keane contain certain non-GAAP financial measures that Keane believes are helpful in understanding its past financial performance and future results. Keane management regularly uses a variety of financial measures that are not in accordance with GAAP, including Adjusted EBITDA (defined as EBITDA (net income (loss) adjusted to eliminate the impact of interest, income taxes, depreciation and amortization), further adjusted to eliminate the impact of certain items management does not consider in assessing ongoing performance) for forecasting, budgeting and measuring operating performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While Keane believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Keane’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Keane’s competitors (including C&J) and may not be directly comparable to similarly titled measures of Keane’s competitors due to potential differences in the exact method of calculation.

Neither Keane nor C&J has provided reconciliations of the non-GAAP financial measures included in these projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and the inherent difficulty in forecasting and quantifying the measures that are necessary for such reconciliation.

None of Keane, C&J, the Combined Company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial projections by Keane, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the financial projections by Keane existing after the date the financial projections by Keane were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying financial projections by Keane, as applicable, are shown to be in error. Except as required by applicable securities laws, Keane does not intend to make publicly available any update or other revision to the financial projections by Keane, even in the event that any or all assumptions are shown to be in error. Keane has made publicly available its actual results of operations for the year ended December 31, 2018 on its Annual Report on Form 10-K filed with the

SEC on February 27, 2019 and for the quarterly period ended June 30, 2019 on its Quarterly Report on Form 10-Q filed with the SEC on July 31, 2019. None of Keane or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Keane stockholder or other person regarding Keane’s ultimate performance compared to the information contained in the financial projections by Keane, the estimated cost synergies or that forecasted results will be achieved. Keane has made no representation to C&J, in the Merger Agreement or otherwise, concerning the financial projections by Keane or the estimated cost synergies.

Summary of Certain Keane Unaudited Prospective Financial and Operating Information

The following table presents certain unaudited prospective financial information of Keane prepared by Keane management for fiscal years 2019 through 2023 for the Keane Board, the Keane Special Committee, Citi, Lazard, Morgan Stanley and Keane, and approved for use by Citi and Lazard by Keane management. Certain of the material assumptions made by Keane’s management in connection with the preparation of the unaudited prospective financial information set forth in this section include, without limitation: (i) oil price will remain range bound at $55-$65 per barrel; (ii) a modest rise in United States rig count off of a base of 1,000 active rigs; (iii) a gradual rise in the utilization of company assets; (iv) a modest improvement in pricing partially offset by cost inflation in certain areas of cost of goods sold and sales, general and administrative; and (v) a gradual increase in stages completed per Fracturing and Wireline fleets driven by improvements in operating efficiencies.

	Fiscal Year Ended December 31,
(in millions)	2019E	2020E	2021E	2022E	2023E
Revenue	$1,789	$2,061	$2,348	$2,536	$2,638
Adjusted EBITDA(1)	$296	$361	$454	$530	$588
Capital Expenditures	$142	$124	$132	$136	$136

(1)

Adjusted EBITDA, a non-GAAP term, is defined as net income (loss) adjusted to eliminate the impact of interest, income taxes, depreciation and amortization, along with certain items management does not consider in assessing ongoing performance.

In addition (as described in “—Certain C&J Unaudited Prospective Financial Projections and Operating Information”), C&J management prepared certain unaudited prospective financial information of C&J for fiscal years 2019 through 2023 for the C&J Board, Morgan Stanley, Citi, Lazard and Keane, which Keane adjusted to primarily reflect more normalized financial performance, which information was approved for use by Citi and Lazard by Keane management, and is presented, as so adjusted, in the following table.

	Fiscal Year Ended December 31,
(in millions)	2019E		2020E		2021E		2022E		2023E
Revenue	$2,082		$2,208		$2,603		$2,872		$3,098
Adjusted EBITDA(1)	$250		$293		$410		$475		$517
Capital Expenditures	$180	(2)	$203	(2)	$208	(2)	$207	(2)	$209	(2)

(1)

Adjusted EBITDA, a non-GAAP term, is defined by C&J as net income excluding certain disclosed items which C&J does not believe to be indicative of underlying business trends, including interest expense, the write-off of financing costs, income tax provision, depreciation and amortization expense, non-controlling interests, and business separation, restructuring and one-time, non-recurring costs.

(2)	No adjustments made.

Opinion of Keane’s Financial Advisor

Keane has engaged Citi to act as its financial advisor in connection with the merger. In connection with Citi’s engagement, the Keane Board requested that Citi evaluate the fairness, from a financial point of view, to Keane of the Exchange Ratio set forth in the Merger Agreement. On June 16, 2019, in connection with the finalization and execution of the Merger Agreement, Citi delivered a written opinion, dated June 16, 2019, to the

Keane Board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Keane.

The full text of Citi’s written opinion, dated June 16, 2019, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Keane Board (in its capacity as such) in connection with its evaluation of the Exchange Ratio from a financial point of view to Keane and did not address any other terms, aspects or implications of the merger. Citi expressed no view as to, and its opinion did not address, the underlying business decision of Keane to effect or enter into the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Keane or the effect of any other transaction which Keane might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger or otherwise.

In arriving at its opinion, Citi:

•	reviewed a draft of the Merger Agreement, dated June 16, 2019;

•

held discussions with certain senior officers, directors and other representatives and advisors of Keane and certain senior officers and other representatives and advisors of C&J concerning the businesses, operations and prospects of Keane and C&J;

•

reviewed certain publicly available and other business and financial information provided to or discussed with Citi by the managements of Keane and C&J, including certain financial forecasts and other information and data relating to Keane and C&J provided to or discussed with Citi by the management of Keane;

•

reviewed certain information and data relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Keane to result from the merger;

•

reviewed the financial terms of the merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices of Keane Common Stock and C&J Common Stock the financial condition and certain historical and projected financial and operating data of Keane and C&J, and the capitalization and financial condition of Keane and C&J;

•

analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of Keane and C&J;

•

reviewed certain potential pro forma financial effects of the merger utilizing the financial forecasts and other information and data relating to Keane and C&J and the potential strategic implications and financial and operational benefits referred to above; and

•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements and other representatives of Keane and C&J that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data that Citi was directed to utilize in its analyses, Citi was advised by the management of Keane and Citi assumed, with Keane’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Keane as to, and were a reasonable basis upon which to evaluate, the future financial performance of Keane and C&J, the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Keane to result from, and other potential pro forma financial effects of, the merger and the other matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data were based) provided to or otherwise reviewed by or discussed with Citi and Citi assumed, with Keane’s consent, that the financial results, including with respect to the potential strategic implications and financial and operational benefits anticipated to result from the merger, reflected in such financial forecasts and other information and data would be realized in the amounts and at the times projected.

Citi relied, at Keane’s direction, upon the assessments of the managements of Keane and C&J, as the case may be, as to, among other things, (i) the potential impact on Keane and C&J of market, competitive, seasonal, cyclical and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas and oilfield services industries, including assumptions of the managements of Keane and C&J as to, among other things, oil and gas supply and demand cycles, commodity pricing, demand for completion and production services and pricing for such services reflected in the financial forecasts and other information and data utilized in Citi’s analyses, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Citi’s analyses or opinion, (ii) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers, suppliers, service providers and other commercial relationships of Keane and C&J, and (iii) the ability of Keane to integrate the operations of Keane and C&J. Citi assumed, with Keane’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on Keane, C&J or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.

Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of Keane, C&J or any other entity nor did Citi make any physical inspection of the properties or assets of Keane, C&J or any other entity. Citi did not evaluate the solvency or fair value of Keane, C&J or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to the potential impact on Keane, C&J or any other entity of any pending or potential litigation, claims or governmental, regulatory or other proceedings, orders, audits or investigations. Citi assumed, with Keane’s consent, that the merger would be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the merger, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on Keane, C&J or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Citi also assumed, with Keane’s consent, that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Code. Citi’s opinion, as expressed therein, relates to the relative values of Keane and C&J. Citi did not express any view or opinion as to the actual value of Keane Common Stock or any other securities when issued in connection with the merger or the prices at which Keane Common Stock, C&J Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the merger. Representatives of Keane advised Citi, and Citi further assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the draft reviewed by Citi and that the Pre-closing Cash Dividend will be paid prior to the consummation of the merger. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax consequences resulting from the merger or otherwise or changes in, or the impact of, tax laws, regulations and governmental and legislative policies on Keane, C&J or the merger (including the contemplated benefits thereof), and Citi relied, with Keane’s consent, upon the assessments of representatives of Keane as to such matters.

Citi’s opinion did not address any terms (other than the Exchange Ratio to the extent expressly specified therein), aspects or implications of the merger, including, without limitation, the form or structure of the merger or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the merger or otherwise. Citi was not requested to, and Citi did not, solicit third party indications of interest in the possible acquisition of all or a part of Keane, nor was Citi requested to consider, and its opinion did not address, the underlying business decision of Keane to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might have existed for Keane or the effect of any other transaction in which Keane might have engaged. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the Exchange Ratio. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing, as of the date of its opinion. Although subsequent developments may affect its opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Keane Board was aware, the credit, financial and stock markets, and the industry in which Keane and C&J operate, have experienced and continue to experience volatility and Citi expressed no view or opinion as to any potential effects of such volatility on Keane or C&J (or their respective businesses) or the merger (including the contemplated benefits thereof). The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.

In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.

In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Keane and C&J. No company, business or transaction reviewed is identical or directly comparable to Keane, C&J or the merger and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results of any particular analysis.

The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.

Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the merger. The type and amount of consideration payable in the merger were determined through negotiations between Keane and C&J and the decision to enter into the Merger Agreement was solely that of the Keane Board. Citi’s opinion was only one of many factors considered by the Keane Board in its evaluation of the merger and should not be viewed as determinative of the views of the Keane Board or management of Keane with respect to the merger, the Exchange Ratio or any other aspect of the transactions contemplated by the Merger Agreement.

Summary of Financial Analyses of Citi

The summary of the financial analyses described below under this heading “—Summary of Financial Analyses of Citi” is a summary of the material financial analyses prepared for the Keane Board in connection with Citi’s opinion, dated June 16, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. Approximate implied per share equity value reference ranges derived from the financial analyses described below, except for the 52-week trading range, were rounded to the nearest $0.10. For purposes of the financial analyses described below, (i) the term “adjusted EBITDA” generally refers to earnings before interest, taxes, depreciation and amortization, which is referred to as EBITDA, adjusted for certain non-recurring items and (ii) the term “CFPS” refers to cash flow per share. Financial data utilized for Keane and C&J in the financial analyses described below, to the extent based on internal financial forecasts and estimates of management, were based on certain financial forecasts and other information and data relating to Keane and C&J provided to or discussed with Citi by the management of Keane, referred to as the Keane forecasts and Keane-C&J forecasts, respectively, used by Citi at the direction of the management of Keane and as further described in “—Certain Keane Unaudited Prospective Financial and Operating Information.”

In calculating implied Exchange Ratio reference ranges as reflected in the financial analyses described below, other than the relative contributions analysis, Citi divided the low-ends (or high-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for Keane from such analyses by the high-ends (or low-ends, as the case may be) of the approximate implied per share equity value reference ranges derived for C&J from such analyses in order to calculate the low-ends (or high-ends) of the implied Exchange Ratio reference ranges. In calculating an implied Exchange Ratio reference range as reflected in the relative contributions analysis described below, Citi derived overall low to high Exchange Ratios implied by the relative adjusted EBITDA and operating cash flow contributions of Keane and C&J to the Combined Company.

Selected Public Companies Analyses

Citi performed separate selected public companies analyses of C&J and Keane in which Citi reviewed certain financial and stock market information relating to C&J, Keane and the selected publicly traded companies listed below.

C&J. Citi reviewed certain publicly available financial and stock market information of C&J and the following five selected companies that Citi considered generally relevant as publicly traded companies in the oilfield completion and production services industries with operations and scale and serving end-markets generally similar to those of and served by C&J, collectively referred to as the C&J selected companies.

•	Patterson-UTI Energy, Inc.

•	ProPetro Holding Corp.

•	Liberty Oilfield Services Inc.

•	RPC, Inc.

•	FTS International, Inc.

Citi reviewed, among other information, firm values, calculated as implied equity values based on the closing stock prices on June 14, 2019, the last trading date prior to the announcement of the merger, plus total debt, preferred equity and non-controlling interests (as applicable), less cash and cash equivalents, as a multiple of calendar year 2019 and calendar year 2020 estimated adjusted EBITDA and closing stock prices (as of June 14, 2019) as a multiple of calendar year 2019 and calendar year 2020 estimated CFPS. Financial data of the C&J selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. The overall low to high calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples and calendar year 2019 and calendar year 2020 estimated CFPS multiples observed for the C&J selected companies were as follows:

•	calendar year 2019 estimated adjusted EBITDA multiples: 3.5x to 5.9x (with a median of 4.7x);

•	calendar year 2020 estimated adjusted EBITDA multiples: 3.3x to 4.2x (with a median of 3.9x);

•	calendar year 2019 estimated CFPS multiples: 3.4x to 6.3x (with a median of 4.3x); and

•	calendar year 2020 estimated CFPS multiples: 3.1x to 5.0x (with a median of 4.1x).

Citi noted that the calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples observed for C&J were 2.8x and 2.3x, respectively, and the calendar year 2019 and calendar year 2020 estimated CFPS multiples observed for C&J were 3.2x and 2.5x, respectively, in each case based on publicly available Wall Street research analysts’ estimates. Citi then applied selected ranges based on Citi’s professional judgment of calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples of 2.8x to 5.2x and 2.3x to 4.4x, respectively, and calendar year 2019 and calendar year 2020 estimated CFPS multiples of 3.2x to 4.8x and 2.5x to 4.6x, respectively, to corresponding data of C&J based on the Keane-C&J forecasts. This analysis indicated approximate implied equity value reference ranges for C&J, as adjusted for the Pre-closing Cash Dividend and based on calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples, of $9.90 to $17.70 per share and $9.50 to $17.90 per share, respectively, and approximate implied equity value reference ranges for C&J based on calendar year 2019 and calendar year 2020 estimated CFPS multiples of $9.70 to $14.90 per share and $9.30 to $18.30 per share, respectively.

Keane. Citi reviewed certain publicly available financial and stock market information of Keane and the following five selected companies that Citi considered generally relevant as publicly traded companies in the oilfield completion and production services industries with operations and scale and serving end-markets generally similar to those of and served by Keane, collectively referred to as the Keane selected companies.

•	Patterson-UTI Energy, Inc.

•	ProPetro Holding Corp.

•	Liberty Oilfield Services Inc.

•	RPC, Inc.

•	FTS International, Inc.

Citi reviewed, among other information, firm values, calculated as implied equity values based on closing stock prices on June 14, 2019, plus total debt, preferred equity and non-controlling interests (as applicable), less cash and cash equivalents, as a multiple of calendar year 2019 and calendar year 2020 estimated adjusted EBITDA and closing stock prices (as of June 14, 2019) as a multiple of calendar year 2019 and calendar year 2020 estimated CFPS. Financial data of the Keane selected companies were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. The overall low to high calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples and calendar year 2019 and calendar year 2020 estimated CFPS multiples observed for the Keane selected companies were as follows:

•	calendar year 2019 estimated adjusted EBITDA multiples: 3.5x to 5.9x (with a median of 4.7x);

•	calendar year 2020 estimated adjusted EBITDA multiples: 3.3x to 4.2x (with a median of 3.9x);

•	calendar year 2019 estimated CFPS multiples: 3.4x to 6.3x (with a median of 4.3x); and

•	calendar year 2020 estimated CFPS multiples: 3.1x to 5.0x (with a median of 4.1x).

Citi noted that the calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples observed for Keane were 3.9x and 3.3x, respectively, and the calendar year 2019 and calendar year 2020 estimated CFPS multiples observed for Keane were 2.8x and 2.6x, respectively, in each case based on publicly available Wall Street research analysts’ estimates. Citi then applied selected ranges based on Citi’s professional judgment of calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples of 3.9x to 5.2x and 3.3x to 4.4x, respectively, and calendar year 2019 and calendar year 2020 estimated CFPS multiples of 2.8x to 4.8x and 2.6x to 4.6x, respectively, to corresponding data of Keane based on the Keane forecasts. This analysis indicated approximate implied equity value reference ranges for Keane based on calendar year 2019 and calendar year 2020 estimated adjusted EBITDA multiples of $7.40 to $10.80 per share and $8.00 to $11.40 per share, respectively, and approximate implied equity value reference ranges for Keane based on calendar year 2019 and calendar year 2020 estimated CFPS multiples of $6.90 to $11.80 per share and $7.80 to $13.80 per share, respectively.

Utilizing the approximate implied per share equity value reference ranges derived for C&J and the approximate implied per share equity value reference ranges derived for Keane, in each case as described above, Citi calculated the following approximate implied Exchange Ratio reference ranges, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Ranges Based on:				Exchange Ratio
CY2019E Adj. EBITDA	CY2020E Adj. EBITDA	CY2019E CFPS	CY2020E CFPS
0.917x – 2.392x	0.833x – 2.238x	0.822x – 2.159x	0.674x – 2.346x	1.6149x

Discounted Cash Flow Analyses.

Citi performed separate discounted cash flow analyses of C&J and Keane.

C&J. Citi performed a discounted cash flow analysis of C&J in which Citi calculated the estimated present value (as of March 31, 2019) of the standalone unlevered, after-tax free cash flows that C&J was forecasted to generate during the last three quarters of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2023, based on the Keane-C&J forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense. Based on its professional judgment, Citi calculated terminal values for C&J by applying to C&J’s fiscal year 2023 estimated adjusted EBITDA, based on the Keane-C&J forecasts, a selected range of adjusted EBITDA multiples of 4.0x to 5.0x. The estimated present values (as of March 31, 2019) of the unlevered, after-tax free cash flows and terminal values were calculated using a selected range of discount rates from 10.9% to 12.6%, derived from a calculation of the weighted average cost of capital of C&J, which Citi performed utilizing the capital asset pricing model with inputs that Citi determined were relevant based on publicly available data and Citi’s professional judgment. The present values of the unlevered, after-tax free cash flows and the range of terminal values were then adjusted for C&J’s net debt, as adjusted for the Pre-closing Cash Dividend, and divided by the fully diluted shares outstanding of C&J. This analysis indicated an approximate implied equity value reference range for C&J of $22.20 to $28.10 per share.

Keane. Citi performed a discounted cash flow analysis of Keane in which Citi calculated the estimated present value (as of March 31, 2019) of the standalone unlevered, after-tax free cash flows that Keane was forecasted to generate during the last three quarters of the fiscal year ending December 31, 2019 through the full fiscal year ending December 31, 2023, based on the Keane forecasts. For purposes of this analysis, stock-based compensation was treated as a cash expense. Based on its professional judgment, Citi calculated terminal values for Keane by applying to Keane’s fiscal year 2023 estimated adjusted EBITDA, based on the Keane forecasts, a selected range of adjusted EBITDA multiples of 4.0x to 5.0x. The estimated present values (as of March 31, 2019) of the unlevered, after-tax free cash flows and terminal values using a selected range of discount rates from 10.9% to 12.6%, derived from a calculation of the weighted average cost of capital of Keane, which Citi performed utilizing the capital asset pricing model with inputs that Citi determined were relevant based on publicly available data and Citi’s professional judgment. The present values of the unlevered, after-tax free cash flows and the range of terminal values were then adjusted for Keane’s net debt and divided by the fully diluted shares outstanding of Keane. This analysis indicated an approximate implied equity value reference range for Keane of $15.40 to $19.70 per share.

Utilizing the approximate implied per share equity value reference ranges derived for C&J and the approximate implied per share equity value reference ranges derived for Keane, in each case as described above, Citi calculated the following implied Exchange Ratio reference ranges, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Range:	Exchange Ratio
1.127x – 1.825x	1.6149x

Relative Contributions Analysis. Citi performed a relative contributions analysis in which Citi reviewed the relative contributions of Keane and C&J to the Combined Company’s calendar years 2019 and 2020 estimated adjusted EBITDA and calendar years 2019 and 2020 estimated operating cash flow. Financial data of Keane and C&J were based on the Keane forecasts and Keane-C&J forecasts, respectively. This analysis indicated overall approximate implied relative contribution percentages (unadjusted for net debt and the Pre-closing Cash Dividend, as applicable) of Keane and C&J (i) to the Combined Company’s calendar years 2019 and 2020 estimated adjusted EBITDA of 55.5% to 56.3% in the case of Keane and 44.5% to 43.7% in the case of C&J and (ii) to the Combined Company’s calendar years 2019 and 2020 estimated operating cash flow of 54.5% to 53.5% in the case of Keane and 45.5% to 46.5% in the case of C&J.

Utilizing the approximate implied contribution percentage ranges derived for Keane and C&J described above, and with respect to the ranges derived from adjusted EBITDA data, adjusting to reflect Keane’s and C&J’s net debt and the Pre-closing Cash Dividend, Citi calculated the following implied Exchange Ratio reference range, as compared to the Exchange Ratio:

Implied Exchange Ratio Reference Range:	Exchange Ratio
1.349x – 1.819x	1.6149x

Certain Additional Information

Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:

•

historical intraday prices of Keane Common Stock and C&J Common Stock during the 52-week period ended June 14, 2019, which indicated low and high intraday prices of Keane Common Stock of approximately $6.66 and $14.55 per share, and low and high adjusted intraday prices of C&J Common Stock of approximately $9.52 and $23.85 per share, as adjusted for the Pre-closing Cash Dividend, and the historical implied Exchange Ratios of Keane Common Stock and C&J Common Stock during such 52-week period based on observed closing prices of such common stock, as adjusted for the Pre-closing Cash Dividend, as applicable, which indicated an implied Exchange Ratio reference range of 1.185x to 1.800x; and

•

Wall Street research analysts’ price targets, which were publicly available to Citi, for Keane Common Stock and C&J Common Stock, which indicated an overall low to high target stock price range for Keane Common Stock of $9.30 to $16.00 per share on a discounted basis (discounted one year using a selected discount rate of 12.5%), and an overall low to high adjusted target stock price range for C&J Common Stock, as adjusted for the Pre-closing Cash Dividend, of $12.30 to $19.50 per share on a discounted basis (discounted one year using a selected discount rate of 12.5%), and the Exchange Ratios implied by the stock price targets of such analysts that had provided stock price targets for both Keane Common Stock and C&J Common Stock, which indicated an implied Exchange Ratio reference range of 1.056x to 1.545x, as adjusted for the Pre-closing Cash Dividend.

Miscellaneous

Keane has agreed to pay Citi for its services in connection with the merger an aggregate fee of $9.25 million, of which $1 million was payable upon delivery of Citi’s opinion and $8.25 million is payable contingent upon consummation of the merger. In addition, Keane agreed to reimburse Citi for Citi’s reasonable expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising out of Citi’s engagement.

As the Keane Board was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Keane and certain of its affiliates unrelated to the merger, for which services Citi and its affiliates received and expect to receive compensation, including, from January 1, 2017 through April 30, 2019, (i) having acted as joint book-running manager under certain equity offerings of Keane and/or certain of its affiliates, (ii) having acted as senior managing agent for certain debt placements of Keane and/or its affiliates, (iii) having acted or acting as lender to Keane and/or certain of its affiliates and (iv) having provided or providing services to Keane and/or certain of its affiliates, including markets and securities services, treasury and trade solution services, corporate portfolio management services and other corporate and institutional client group services. For the services described above for Keane, Citi and its affiliates received, from January 1, 2017 through April 30, 2019, aggregate fees of approximately $10.7 million from Keane and/or certain of its affiliates.

As the Keane Board was also aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to C&J and certain of its affiliates unrelated to the merger, for which services Citi and its affiliates received and expect to receive compensation, including, from January 1, 2017 through April 30, 2019, (i) having acted as joint book-running manager under certain equity offerings of C&J and/or certain of its affiliates and (ii) having provided or providing services to C&J and/or certain of its affiliates, including markets and securities services, treasury and trade solution services, corporate portfolio management services and other corporate and institutional client group services. For the services described above for C&J, Citi and its affiliates received, from January 1, 2017 through April 30, 2019, aggregate fees of approximately $2.6 million from C&J and/or certain of its affiliates. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Keane, C&J and their respective affiliates for their own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities.

In addition, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Cerberus and certain of its affiliates and portfolio companies unrelated to the merger, for which services Citi and its affiliates received and expect to receive compensation. During the period from January 1, 2017 to April 30, 2019, Citi and its affiliates have received aggregate investment banking fees of approximately $61 million from Cerberus and its controlled portfolio companies. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Keane, C&J and Cerberus and their respective affiliates and portfolio companies.

Keane selected Citi to act as financial advisor in connection with the merger based on Citi’s reputation, experience and familiarity with Keane, C&J and their respective businesses. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

Opinion of the Keane Special Committee’s Financial Advisor

The Keane Special Committee has retained Lazard to act as its financial advisor in connection with the merger. As part of this engagement, Keane requested that Lazard evaluate the fairness, from a financial point of view, to Keane of the Exchange Ratio provided for in the merger. At a meeting of the Keane Special Committee held to recommend the merger on June 16, 2019, Lazard rendered an oral opinion to the Keane Special Committee, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the assumptions, including, but not limited to, that C&J will declare the Pre-closing Cash Dividend, with a record date on or after the date of the Merger Agreement and prior to the effective time, procedures, factors, qualifications and limitations set forth in Lazard’s written opinion, the Exchange Ratio provided for in the merger was fair, from a financial point of view, to Keane.

The full text of Lazard’s written opinion, dated June 16, 2019, which sets forth the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The Keane Special Committee encourages you to read Lazard’s opinion carefully and in its entirety.

Lazard’s opinion was provided for the use and benefit of the Keane Special Committee (in its capacity as such) in its evaluation of the merger, and addressed only the fairness, as of the date of the opinion, from a financial point of view, to Keane of the Exchange Ratio provided for in the merger. Lazard’s opinion is not intended to and does not constitute a recommendation to any Keane stockholder as to how such stockholder should vote or act with respect to the Keane Share Issuance Proposal or any matter relating thereto.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the prices at which Keane Common Stock or C&J Common Stock may trade at any time subsequent to the announcement of the merger. Lazard’s opinion does not address the relative merits of the merger as compared to any other transaction or business strategy in which Keane might engage or the merits of the underlying decision by Keane to engage in the merger.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of a draft, dated June 16, 2019, of the Merger Agreement;

•	reviewed certain publicly available historical business and financial information relating to C&J and Keane;

•

reviewed various financial forecasts and other data provided to Lazard by C&J and Keane relating to the business of C&J, financial forecasts and other data provided to Lazard by Keane relating to the business of Keane, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Keane and C&J to be realized from the merger;

•

held discussions with members of the senior management of C&J with respect to the business and prospects of C&J, with members of the senior management of Keane with respect to the businesses and prospects of C&J and Keane, and with members of the senior managements of Keane and C&J with respect to the projected synergies and other benefits anticipated by the managements of Keane and C&J to be realized from the merger;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Keane and C&J, respectively;

•	reviewed historical stock prices and trading volumes of C&J Common Stock and Keane Common Stock;

•	reviewed the potential pro forma financial impact of the merger on Keane based on the financial forecasts referred to above provided by Keane relating to C&J and Keane, and the financial forecasts referred to above provided by Keane and C&J relating to the projected synergies and other benefits anticipated to result from the merger; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of C&J or Keane or concerning the solvency or fair value of C&J or Keane, and was not furnished with any such valuation or appraisal. Management of Keane advised Lazard that it believed that the financial forecasts provided to Lazard by Keane relating to the business of C&J, which forecasts were based on assumptions consistent with those used by management of Keane with respect to the forecasts related to the business of Keane, reflected the best currently available estimates and judgments with respect to the future financial performance of C&J. Accordingly, for purposes of Lazard’s analyses in connection with this opinion, at the direction of the Keane Special Committee, Lazard utilized the forecasts prepared by management of Keane relating to the business of C&J. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the managements of Keane and C&J to be realized from the merger, Lazard assumed, with the consent of the Keane Special Committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of C&J and Keane, respectively, and such synergies and other benefits. In addition, Lazard assumed, with the consent of the Keane Special Committee, that such financial forecasts and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they are based. Lazard noted that, in the absence of precedent transactions believed by it to be sufficiently comparable for purposes of evaluating the valuation of C&J and Keane in connection with Lazard’s opinion, Lazard did not prepare comparable precedent transactions analyses.

In rendering its opinion, Lazard assumed, with the consent of the Keane Special Committee, that the merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of Keane advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, would conform to the draft reviewed by Lazard in all material respects relevant to its analyses. Lazard also assumed, with the consent of the Keane Special Committee, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger will not have an adverse effect on Keane, C&J or the merger. Lazard also assumed, with the consent of the Keane Special Committee, that C&J would declare the Pre-closing Cash Dividend to holders of record of C&J Common Stock, on or after the date of the Merger Agreement and prior to the effective time, with a record date prior to the effectiveness of the merger. Lazard further assumed, with the consent of the Keane Special Committee, that the merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor does Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understands that Keane obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified in its opinion) of the merger, including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger, including the Support Agreement. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the Exchange Ratio or otherwise.

Summary of Financial Analyses of Lazard

The following is a summary of the material financial analyses reviewed with the Keane Special Committee in connection with Lazard’s opinion, dated June 16, 2019. The summary of Lazard’s analyses provided below is not a complete description of the analyses underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, is not readily susceptible to summary description.

In arriving at its opinion, Lazard considered the results of all of the analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any factor or method of analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. Considering selected portions of the analyses in the summary set forth below, without considering the analyses as a whole, could create an incomplete or misleading view of the analyses underlying Lazard’s opinion.

For purposes of its analyses and reviews, Lazard considered economic, monetary, market and other conditions, many of which are beyond the control of Keane and C&J. No company or business used in Lazard’s analyses is identical to Keane or C&J, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, businesses or transactions used in Lazard’s analyses. The estimates contained in Lazard’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses are inherently subject to substantial uncertainty.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 16, 2019, and is not necessarily indicative of current market conditions.

The following is a brief summary of the material financial and comparative analyses with respect to Keane and C&J which Lazard deemed to be appropriate for this type of transaction and that were performed by Lazard in connection with rendering its opinion. As part of the analysis to consider fairness of the merger, Lazard reviewed several valuation methodologies and metrics to evaluate the Exchange Ratio for the C&J Common Stock as follows:

Discounted Cash Flow Analysis

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of its estimated future cash flows. “Future cash flows” refers to projected unlevered free cash flows of a company. “Present” value refers to the current value of future cash flows or amounts and is obtained by discounting future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors. Lazard calculated “unlevered free cash flow” in this case by beginning with Adjusted EBITDA, subtracting depreciation and amortization, subtracting income taxes (calculated as cash taxes, as provided in the projections by Keane management, plus the interest tax shield, as applicable), adding back depreciation and amortization, subtracting capital expenditures and adding or subtracting working capital and other items.

C&J. Lazard performed a discounted cash flow analysis of C&J to calculate the estimated net present value of (i) the unlevered free cash flows that C&J was projected to generate beginning with the third quarter of fiscal year 2019 through fiscal year 2023 and (ii) the terminal value for C&J. The terminal value for C&J was calculated using terminal EBITDA multiples ranging from 3.0x to 5.0x, with a midpoint of 4.0x, which were selected by Lazard using its professional judgment and expertise, utilizing historical and current EBITDA multiples calculated for C&J as well as various pressure pumping and completion services peer companies. The estimated future cash flows and the terminal value were discounted to present value (as of June 30, 2019) using discount rates ranging from 11.8% to 13.8%, with a midpoint of 12.8%, which were based on Lazard’s judgment and analysis of an estimate of C&J’s weighted average cost of capital. Lazard derived C&J’s weighted average cost of capital using a mid-year discounting convention (except for terminal value), taking into account C&J’s pressure pumping and completion services peer companies and C&J’s observed weighted average cost of capital. Lazard took the sum of the present value ranges for C&J’s future cash flows and terminal value to calculate a range of implied enterprise values of $1,347 million to $2,035 million.

Keane. Lazard performed a discounted cash flow analysis of Keane to calculate the estimated net present value of (i) the unlevered free cash flows that Keane was projected to generate beginning with the third quarter of fiscal year 2019 through fiscal year 2023 and (ii) the terminal value for Keane. The terminal value for Keane was calculated using terminal EBITDA multiples ranging from 3.0x to 5.0x, with a midpoint of 4.0x, which were selected by Lazard using its professional judgment and expertise, utilizing historical and current EBITDA multiples calculated for Keane as well as various pressure pumping and completion services peer companies. The estimated future cash flows and the terminal value were discounted to present value (as of June 30, 2019) using discount rates ranging from 11.7% to 13.7%, with a midpoint of 12.7%, which were based on Lazard’s judgment and analysis of an estimate of Keane’s weighted average cost of capital. Lazard derived Keane’s weighted average cost of capital using a mid-year discounting convention (except for terminal value), taking into account Keane’s pressure pumping and completion services peer companies and Keane’s observed weighted average cost of capital. Lazard took the sum of the present value ranges for Keane’s future cash flows and terminal value to calculate a range of implied enterprise values of $1,819 million to $2,626 million.

Comparable Companies Analysis

Lazard reviewed publicly available financial and stock market information of Keane and C&J and the following selected publicly traded pressure pumping and completion services companies that, given business characteristics, including size, service profile, geographic exposure and end market exposure, and financial characteristics, Lazard considered generally relevant for purposes of analysis (for purposes of this section of the joint proxy statement/prospectus, the “selected companies”):

•	ProPetro Holding Corp.

•	RPC, Inc.

•	Liberty Oilfield Services Inc.

•	FTS International, Inc.

•	Superior Energy Services, Inc.

Lazard reviewed, among other information, the closing stock prices of the selected companies, Keane and C&J as of June 7, 2019, including as a percentage of the high closing stock prices for the 52 weeks ended June 7, 2019. Based on closing stock prices as of June 7, 2019 in the case of the selected companies, Keane and C&J, Lazard also reviewed (i) enterprise values, calculated as the market capitalization of such company based on its closing share price as of June 7, 2019 and net debt or net cash, as applicable, as a multiple of actual EBITDA for calendar year 2018 and estimated EBITDA for calendar years 2019 and 2020 and (ii) net debt or net cash, as applicable, calculated as all current and long-term liabilities less current assets, as a multiple of estimated EBITDA for calendar years 2019 and 2020. Financial data of the selected companies were based on public filings, publicly available Wall Street research analysts’ estimates and other publicly available information. The net debt to estimated EBITDA multiple for certain companies for calendar years 2019 and 2020 were not meaningful.

Lazard observed overall low to high enterprise value to actual EBITDA multiples for the calendar year 2018 of the selected companies based on closing stock prices on June 7, 2019 of 2.3x to 5.3x (with a mean of 3.9x and a median of 4.0x).

Lazard observed overall low to high enterprise value to estimated EBITDA multiples for the calendar year 2019 of the selected companies based on closing stock prices on June 7, 2019 of 3.7x to 6.5x (with a mean and median of 5.2x).

Lazard observed overall low to high enterprise value to estimated EBITDA multiples for the calendar year 2020 of the selected companies based on closing stock prices on June 7, 2019 of 3.5x to 4.7x (with a mean and median of 4.2x).

C&J. The enterprise value for C&J was calculated using 2019 and 2020 EBITDA multiples ranging from 3.5x to 5.5x, with a midpoint of 4.5x, and 3.0x to 4.5x, with a midpoint of 3.75x, respectively, which were selected by Lazard using its professional judgment and expertise, utilizing current EBITDA multiples calculated for pressure pumping and completion services peer companies, multiplied by estimated EBITDA for calendar years 2019 and 2020 provided by Keane management. The resulting implied enterprise value ranges for C&J, using Keane management estimates for 2019 and 2020 EBITDA, were $784 million to $1,232 million and $800 million to $1,200 million, respectively. For reference, Lazard also noted that the resulting implied enterprise value ranges for C&J using consensus estimates for 2019 and 2020 EBITDA were $757 million to $1,189 million and $808 million to $1,213 million, respectively. Additionally, Lazard noted that, based on closing prices for C&J on June 7, 2019, the enterprise value to estimated EBITDA, (i) utilizing Keane management projections for estimated EBITDA, (ii) utilizing consensus research estimates for EBITDA and (iii) utilizing C&J management projections for estimated EBITDA, multiples for C&J for calendar years 2019 and 2020 were (i) 3.0x and 2.5x, (ii) 3.1x and 2.5x and (iii) 2.7x and 2.3x, respectively.

Keane. The enterprise value for Keane was calculated using 2019 and 2020 EBITDA multiples ranging from 3.5x to 5.5x, with a midpoint of 4.5x, and 3.0x to 4.5x, with a midpoint of 3.75x, respectively, which were selected by Lazard using its professional judgment and expertise, utilizing current EBITDA multiples calculated for pressure pumping and completion services peer companies, multiplied by estimated EBITDA for calendar years 2019 and 2020 provided by Keane management. The resulting implied enterprise value ranges for Keane, using Keane management estimates for 2019 and 2020 EBITDA, were $976 million to $1,534 million and $1,029 million to $1,544 million, respectively. For reference, Lazard also noted that the resulting implied enterprise value ranges for Keane using consensus estimates for 2019 and 2020 EBITDA were $962 million to $1,511 million and $949 million to $1,424 million, respectively. Additionally, Lazard noted that, based on closing prices for Keane on June 7, 2019, the enterprise value to estimated EBITDA, (i) utilizing Keane management projections for estimated EBITDA, and (ii) utilizing consensus research estimates for EBITDA, multiples for Keane for calendar years 2019 and 2020 were (i) 3.8x and 3.1x and (ii) 3.8x and 3.3x, respectively.

“Has/Gets” Analysis

Utilizing the financial information described above and estimates of operational synergies from managements of Keane and C&J, Lazard compared the standalone equity of Keane and C&J and per share value of Keane to the pro forma equity and per share value of the Combined Company after giving effect to the merger contemplated by the Merger Agreement. For purposes of this analysis, Lazard used the mid-point values derived for both Keane and C&J in the discounted cash flow cases plus estimated values for the present value of operational synergies and for associated frictional costs of the merger and, in the case of C&J, giving effect to the Pre-closing Cash Dividend.

In order to estimate the value of operational synergies, Lazard performed a discounted cash flow analysis to calculate the estimated net present value of annual run-rate potential synergies commencing within 12 months of the merger of $100 million, as estimated by managements of Keane and C&J, and terminal values based on terminal multiples of 3.0x to 5.0x, with a midpoint of 4.0x. The synergy cash flows and terminal values were discounted to present value using discount rates ranging from 11.8% to 13.8%, with a midpoint of 12.8%, which were based on Lazard’s judgment and analysis of an estimate of Keane’s weighted average cost of capital. Based on the foregoing, Lazard estimated the present value of the operational synergies at approximately $488 million.

For valuation purposes, Lazard used frictional costs of approximately $110 million, as estimated by managements of Keane and C&J, consisting of $60 million in one-time implementation costs phased in over the first 12 months of the merger and $50 million in one-time estimated transaction fees and expenses.

Using the standalone discounted cash flow values for Keane and C&J from the discounted cash flow analysis, the pro forma ownership split was 50% Keane and 50% C&J, and the pro forma value per share was $18.60 per share for Keane (a 4.2% uplift), after giving effect to the Pre-closing Cash Dividend.

A similar analysis was completed using estimated equity market values of comparable companies for calendar year 2020. Lazard included estimated values for the net present value of potential synergies and for frictional costs used in the “has/gets” analysis described above. In the estimated calendar year 2020 analysis, the pro forma ownership split was 50% Keane and 50% C&J, and the pro forma value per share was $11.21 per share for Keane (a 20.0% uplift), after giving effect to the Pre-closing Cash Dividend.

A similar analysis was completed using current equity market values based on both the respective share prices of Keane and C&J, as of June 7, 2019, and a 10-day volume weighted average price (“VWAP”) as of such date. In both exercises, Lazard included estimated values for the present value of potential synergies and for frictional costs used in the “has/gets” analysis described above. In the current market capitalization analysis, the pro forma ownership split was 50% Keane and 50% C&J, and the pro forma value per share was $8.58 per share for Keane (a 20.5% uplift), after giving effect to the Pre-closing Cash Dividend. In the 10-day VWAP analysis, the pro forma ownership split was 50% Keane and 50% C&J, and the pro forma value per share was $8.95 for Keane (a 20.0% uplift), after giving effect to the Pre-closing Cash Dividend.

Additionally, Lazard considered using precedent transactions as a methodology, but such methodology was ultimately excluded due to (i) a lack of all-stock merger of equals transactions and (ii) limited recent transactions in the pressure pumping and completion services sector.

Miscellaneous

In connection with Lazard’s services as financial advisor to the Keane Special Committee, Keane has agreed to pay Lazard an aggregate fee for such services of $5 million, $1 million of which became payable within 30 days of the execution of the engagement letter between Keane and Lazard, another $1 million of which became payable upon the rendering of Lazard’s opinion and the remainder of which is contingent upon the closing of the merger. Keane also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain reasonable circumstances against certain liabilities that may arise from or relate to Lazard’s engagement.

Lazard in the past has provided, and in the future may provide, certain investment banking services to Keane or a committee of the Keane Board, for which Lazard has received compensation, including, in the past two years, having acted as financial advisor to a special committee of the Keane Board in 2017. From June 16, 2017 through June 16, 2019, Lazard has been paid aggregate fees of approximately $1 million by Keane for such services. In addition, Lazard in the past has provided, currently is providing and in the future may provide certain investment banking services to Cerberus (an affiliate of Keane) and certain of its affiliates, including, in the past two years, having acted as financial advisor to Remington Outdoor Company in connection with its 2018 restructuring under Chapter 11 of the United States Bankruptcy Code, having advised Cerberus with respect to matters related to a financing and investments in two other portfolio companies, having advised a portfolio company of Cerberus with respect to a potential merger and advising Cerberus with respect to a possible merger. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of Keane, C&J and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Keane, C&J and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

Lazard did not recommend any specific exchange ratio or other consideration to the Keane Special Committee or that any given exchange ratio or other consideration constituted the only appropriate exchange ratio or other consideration for the merger. Lazard’s opinion and analyses were only one of many factors taken into consideration by the Keane Special Committee in its evaluation of the merger. Consequently, the analyses described above should not be viewed as determinative of the views of the Keane Special Committee or Keane management with respect to the Exchange Ratio provided for in the merger or as to whether the Keane Special Committee would have been willing to determine that a different exchange ratio or other consideration was fair.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and securities services. Lazard was selected to act as the Keane Special Committee’s financial advisor because of its qualifications, experience and reputation in investment banking and mergers and its familiarity with Keane and its business.

Certain Estimated Cost Synergies

In May 2019, C&J management and Keane management both independently and collaboratively prepared and provided to the C&J Board and Keane Board, respectively, and to their respective financial advisors certain estimates of annual cost synergies. The estimated cost synergies include approximately $100 million of annualized run-rate cost synergies estimated to be potentially realizable by the Combined Company within 12 months after closing. The estimated cost synergies assumed that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the merger. The Combined Company expects to generate the annualized run-rate cost synergies through: (i) a reduction of sales, general and administrative expense of approximately $45 million through right-sizing of the employee base of the Combined Company due to redundancies in both personnel and non-labor spending; (ii) a reduction of material costs of approximately $45 million driven by greater economies of scale and improved pricing, based upon a review of overlapping material spend; (iii) capturing efficiencies of approximately $10 million through consolidating real estate and the related overhead associated with field and corporate office locations; and (iv) optimization of key processes driven by the sharing of best practices. Please see “—Certain Keane Unaudited Prospective Financial and Operating Information,” for further information regarding the uncertainties underlying the estimated cost synergies as well as “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing the cost synergies in connection with the merger.

Board of Directors and Management of the Combined Company

The Merger Agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, contains certain provisions relating to the governance of the Combined Company following completion of the merger, which reflect the merger of equals structure of the merger of equals.

Board of Directors

Following the effective time, the Combined Company Board will consist of twelve directors, comprised of:

•	the six C&J Designees, which will include the C&J Chairman; and

•	the six Keane Designees, which will include the Keane CEO.

The parties intend that the Combined Company Board represent an appropriate mix of relevant experience, qualifications and attributes. At least four of the C&J Designees and at least three of the Keane Designees will meet the independence standards of the NYSE as may be applicable with respect to the Combined Company as of the effective time.

The individuals expected to serve on the Combined Company Board following the effective time include, as C&J Designees: Stuart Brightman, John Kennedy, Steven Mueller, Patrick Murray (the C&J Chairman), Amy Nelson and Michael Roemer, and as Keane Designees: Robert W. Drummond (the Keane CEO), Marc G. R. Edwards, Christian A. Garcia, Gary H. Halverson, James C. Stewart and Scott Wille.

Chairman of the Board of Directors

The C&J Chairman will serve as the chairman of the Combined Company Board following the effective time.

Committees of the Board of Directors

Following the effective time, the Combined Company Board will include four committees: the audit and risk committee, the compensation committee, the compliance committee and the nominating and corporate governance committee. The initial composition of the committees of the Combined Company Board will be mutually agreed upon by C&J and Keane prior to the effective time, provided that there will be an equal number of C&J Designees and Keane Designees on each committee.

Management

Following the effective time, the Keane CEO will serve as the chief executive officer of the Combined Company, the chief financial officer of C&J will serve as the executive vice president and chief financial officer of the Combined Company and the president and chief financial officer of Keane will serve as executive vice president and chief integration officer of the Combined Company. Prior to the effective time, Keane will take all actions necessary to cause, effective as of the effective time, the executive officers (other than the officers specified in the preceding sentence) of the Combined Company to be those individuals selected by the Keane CEO on a merit basis, with input from the chief executive officer of C&J and the chief financial officers of C&J and Keane, and without consideration of whether the persons selected serve as employees of C&J or Keane prior to the effective time.

Interests of C&J’s Directors and Executive Officers in the Merger

In considering the recommendations of the C&J Board, C&J stockholders should be aware that C&J’s directors and executive officers have interests in the merger, including financial interests, which may be different from or in addition to the interests of the other C&J stockholders generally. These interests include:

•

the Merger Agreement provides that the directors and officers of C&J and its subsidiaries will have the right to indemnification and continued coverage under directors’ and officers’ liability insurance policies following the merger;

•

the Merger Agreement specifies that the merger will be deemed to constitute a “change in control” (or term of similar meaning) at the effective time for purposes of C&J’s and Keane’s benefit plans, policies, programs or agreements (including employment agreements and C&J’s and Keane’s stock plans);

•

the Merger Agreement generally provides that C&J’s outstanding long-term incentive equity awards will be converted into like-awards with respect to Keane Common Stock on substantially the same terms and conditions, except that (i) any C&J Performance Share Awards that are unvested as of the effective time will be assumed by Keane and converted into Keane time-based restricted share awards with performance-based vesting conditions deemed achieved at target performance levels and (ii) any C&J Performance Share Awards that are fully vested as of the effective time (after taking into account any acceleration upon consummation of the merger in accordance with the terms and conditions of the applicable award agreement pursuant to which such award was granted) will be settled with Keane Common Stock;

•

in connection with the merger, C&J time-based long-term incentive equity and cash awards were modified to provide for accelerated vesting (i) on a termination without “cause” or for “good reason” within twelve months of a “change in control” for non-executives, and (ii) on a termination without “cause” or for “good reason” at any time for executives, in each case, to the extent that such acceleration benefits were not already provided for pursuant to the existing terms and conditions of such awards;

•

C&J’s executive officers are entitled to enhanced severance benefits under their respective employment agreements in the event of a qualifying termination of employment with a certain period of time following the effective time, or, with respect to certain executives, prior to the effective time; and

•	certain of C&J’s executive officers are eligible to receive a cash-based transaction success incentive bonus in connection with the merger.

The members of the C&J Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that C&J stockholders approve the C&J Merger Proposal.

Treatment of Existing C&J Long-Term Incentive Awards in the Merger

The merger agreement provides for the treatment set forth below with respect to the outstanding long-term incentive awards held by C&J’s non-employee directors, executive officers and non-executive employees:

C&J Options: At the effective time, each C&J Option, whether vested or unvested, that is outstanding immediately prior to the effective time will be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Option, but will vest and be converted into an option to purchase a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J Option immediately prior to the effective time and (ii) the Exchange Ratio (rounded down to the nearest whole share), with a per share exercise price equal to (a) the per share exercise price applicable to such C&J Option immediately prior to the effective time divided by (b) the Exchange Ratio (rounded up to the nearest whole cent).

C&J Performance Share Awards: At the effective time, each C&J Performance Share Award that is outstanding immediately prior to the effective time other than a Vested C&J Performance Share Award will be assumed by Keane and remain subject to the same terms and conditions (including the time-based vesting schedule applicable to such award, but excluding any performance-based vesting requirements) as were applicable to such C&J Performance Share Award, but will be converted into an award with respect to a number of shares of Keane Common Stock (rounded up or down to the nearest whole share) equal to the product of (i) the number of shares of C&J Common Stock subject to such C&J Performance Share Award and (ii) the Exchange Ratio. For purposes of the immediately preceding sentence, the number of shares of C&J Common Stock subject to such C&J Performance Share Award will be deemed to be the number of shares subject to the C&J Performance Share Award assuming the applicable performance metrics were achieved at target levels. Vested C&J Performance Share Awards will, at the effective time, be deemed to have been settled with shares of C&J Common Stock, and the holders thereof will receive the merger consideration in the same manner as holders of shares of C&J Common Stock.

C&J RSU Awards: At the effective time, each C&J RSU Award will be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J RSU Award, but will be converted into an award with respect to a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J RSU Award immediately prior to the effective time and (ii) the Exchange Ratio.

C&J Restricted Stock Awards: At the effective time, each C&J Restricted Stock Award will be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Restricted Stock Award, but will be converted into an award with respect to a number of shares of Keane Common Stock equal to the product of (i) the number of shares of C&J Common Stock subject to the C&J Restricted Stock Award immediately prior to the effective time and (ii) the Exchange Ratio.

C&J Restricted Cash Awards: At the effective time, each C&J Restricted Cash Award that is outstanding immediately prior to the effective time and not settled as of the closing date will, whether vested or unvested, be assumed by Keane and remain subject to the same terms and conditions as were applicable to such C&J Restricted Cash Award.

The following table sets forth, for each of C&J’s directors and executive officers who hold unvested or unexercised (as applicable) C&J Options, C&J Performance Share Awards, C&J RSU Awards, and/or C&J Restricted Stock Awards, the aggregate number of shares of C&J Common Stock subject to such awards held as of July 12, 2019.

Name	Number of C&J Options	Number of C&J Performance Share Awards (at target level)	Number of C&J RSU Awards	Number of C&J Restricted Stock Awards
Executive Officers
Donald Gawick	135,956	159,058	156,250	85,936
Michael Hobbs(1)	54,111	39,895	—	—
Jan Kees van Gaalen	—	36,047	45,059	—
Danielle Hunter	34,277	33,430	32,159	20,557
Patrick Bixenman(2)	31,374	—	—	—
William Driver	—	16,977	21,221	10,189
Sharon Paul(3)	—	10,768	13,459	—
Edward Keppler	19,871	25,092	23,256	14,453
Sterling Renshaw	5,465	21,551	20,349	10,928
Timothy Wallace	17,640	22,897	21,221	13,032
Michael Galvan	—	1,349	10,791	6,537

Non-Employee Directors
Patrick Murray	—	—	—	10,756
Stuart Brightman	—	—	—	7,849
John Kennedy	—	—	—	8,285
Steven Mueller	—	—	—	8,285
Michael Roemer	—	—	—	8,430
Michael Zawadzki	—	—	—	—
Amy Nelson	—	—	—	10,869

(1)	Michael Hobbs’s employment terminated on June 28, 2019.
(2)	Patrick Bixenman’s employment terminated on June 10, 2019.
(3)	Sharon Paul’s employment terminated on August 21, 2019, and these awards are subject to accelerated vesting or cancellation, as applicable, as described under “—Termination Benefits—Ms. Paul” below.

C&J long-term incentive equity and cash awards will not “single trigger” vest in connection with the merger, except for certain C&J Performance Share Awards, as further described below. In connection with the merger, to align the terms of C&J’s time-based long term incentive awards with Keane’s time-based long-term incentive awards, C&J’s time-based long-term incentive equity and cash awards were modified to provide for the following acceleration benefits to the extent that the existing terms and conditions of such awards did not provide for such benefits: (i) accelerated vesting upon a termination without “cause” or for “good reason” within twelve months of a “change in control” for non-executives, and (ii) accelerated vesting upon a termination without “cause” or for “good reason” at any time for executives. With respect to C&J’s performance-based long term incentive awards, (i) C&J Performance Share Awards granted in 2017 automatically accelerate upon a “change in control” with performance deemed achieved at target performance levels, and (ii) C&J Performance Share Awards granted in 2018 vest upon a termination without “cause” or for “good reason” within one year following a “change in control” with performance deemed achieved at target performance levels, provided that the number of shares subject to C&J Performance Share Awards are reduced on pro rata basis based on number of months the officer was employed during the performance period; provided further that, for Messrs. Hobbs, Gawick, and van Gaalen and Ms. Hunter, such awards automatically accelerate upon a “change in control” with performance deemed achieved at target performance levels.

Termination Benefits

C&J has entered into employment agreements with each of its executive officers. Such employment agreements generally provide for a severance payments and benefits in connection with qualifying terminations of employment, which are enhanced in the event such qualifying termination of employment occurs within a certain period of time following a change in control, and, with respect to certain executive officers, a certain period of time prior to a change in control, as further described below. The following section outlines the benefits that C&J executive officers are eligible to receive under their respective employment agreements if they experience a qualifying termination of employment in connection with the merger, provided that, with respect to Messrs. Hobbs and Bixenman who each were released prior to the date hereof, the following section summarizes the severance benefits that they received in connection with their termination.

Pursuant to the Merger Agreement, C&J and Keane expressly agreed that the merger will constitute a “change in control” for purposes of the C&J and Keane’s compensation and benefit plans, agreements and policies, including, but not limited to, the employment agreements. Accordingly, the merger will constitute a “change in control” under the severance provisions described below.

Messrs. Gawick, van Gaalen and Ms. Hunter

Messrs. Gawick, van Gaalen and Ms. Hunter are each entitled to the following in the event his or her employment is terminated by C&J without Cause (as defined in the employment agreement), by the applicable officer for Good Reason (as defined in the employment agreement) or due to non-renewal of such officer’s employment agreement by C&J, in each case, within the period beginning 30 days prior to the effective date of a Change of Control (as defined in the employment agreement) and ending on the second anniversary of the effective date of such Change of Control (the “2-Year Protected Period”): (i) base salary earned, but unpaid through the date of termination, any unreimbursed business expenses properly incurred and reported, and any earned but unpaid cash awards payable under C&J’s short-term incentive plan (“STI cash award”) for periods prior to the time of termination (subject to satisfaction of any applicable performance requirements, but without regard to any continued employment requirement) (collectively, the “Accrued Obligations”); (ii) the officer’s target annual STI cash award for the year of termination; (iii) a lump sum payment in an amount equal to three times the sum of the officer’s base salary and the target value of such officer’s annual STI cash award; (iv) a lump sum payment in an amount equal to the total cost of 36 months’ of COBRA premiums; (v) a lump sum payment in an amount equal to the value of such officer’s vacation days for the year of termination (prorated based on the quarter of the calendar year in which the date of termination occurs); and (vi) accelerated vesting of outstanding long-term incentive awards (with any unexercised C&J Options remaining exercisable for their full term, and with any C&J Performance Share Awards being paid out at the target level).

In the event any such officer’s employment is terminated due to the officer’s death or Permanent Disability (as defined in the employment agreement) at any time, such officer is entitled to the following benefits: (i) the Accrued Obligations, (ii) the officer’s target annual STI cash award for the year of termination; (iii) a lump sum payment in an amount equal to the value of such officer’s vacation days for the year of termination (prorated based on the quarter of the calendar year in which the date of termination occurs); and (iv) accelerated vesting of outstanding long-term incentive awards (with any unexercised C&J Options remaining exercisable for their full term and with any C&J Performance Share Awards being paid out at the target level).

Messrs. Driver, Keppler, Renshaw, Wallace and Galvan

Each of Messrs. Driver, Keppler, Galvan, Renshaw and Wallace are entitled to the following severance benefits if terminated by C&J without Cause (as defined in the employment agreement), or due to non-renewal of such officer’s employment agreement by C&J, in each case, within the period beginning on the effective date of a Change of Control (as defined in the employment agreement) and ending on the first anniversary of the effective date of such Change of Control: (i) the Accrued Obligations; (ii) the officer’s target annual STI cash award for the year of termination; (iii) a lump sum payment in an amount equal to one times the sum of such officer’s base salary and the target value of such officer’s annual STI cash award; (iv) a lump sum payment in an amount equal to the total cost of 18 months’ of COBRA premiums; (v) a lump sum payment in an amount equal to the value of such officer’s vacation days for the year of termination (prorated based on the quarter of the calendar year in which the date of termination occurs); and (vi) accelerated vesting of outstanding long-term incentive awards (with any unexercised C&J Options remaining exercisable for their full term and with any C&J Performance Share Awards being paid out at the target level, provided that the number of shares subject to C&J Performance Share Awards are reduced on pro-rata basis based on number of months the officer was employed during performance period).

In the event any such officer’s employment is terminated due to the officer’s death or Permanent Disability (as defined in the employment agreement) at any time, such officer is entitled to the following benefits: (i) the Accrued Obligations; (ii) the officer’s annual STI cash award for the year of termination on a prorated basis, calculated based on target if such termination occurs within the first half of the performance period and further calculated based on actual performance with respect to the applicable performance metrics calculated as of the date of termination if such termination occurs within the latter half of the performance period; (iii) a lump sum payment in an amount equal to the value of such officer’s vacation days for the year of termination (prorated based on the quarter of the calendar year in which the date of termination occurs); and (iv) accelerated vesting of outstanding long-term incentive awards (with any unexercised C&J Options remaining exercisable for their full term and with any C&J Performance Share Awards being paid out at the target level).

Mr. Hobbs

Mr. Hobbs’ employment terminated effective June 28, 2019, which constituted a termination without “Cause” under his employment agreement. Accordingly, Mr. Hobbs became entitled to the following termination benefits pursuant to his employment agreement: (i) the Accrued Obligations; (ii) his annual STI cash award for 2019, payable at the time bonuses are generally paid to other executives and calculated in the same manner as 2019 bonuses for other executives ; (iii) a lump sum payment in an amount equal to two times the sum of his base salary and the target value of such officer’s annual STI cash award; (iv) a lump sum payment in an amount equal to the total cost of 18 months’ of COBRA premiums; (v) a lump sum payment in an amount equal to the value of such officer’s vacation days for the year of termination (prorated based on the quarter of the calendar year in which the date of termination occurs); and (vi) accelerated vesting of outstanding long-term incentive awards (with unexercised C&J Options remaining exercisable for their full term); provided that his C&J Performance Share Awards remained outstanding. Mr. Hobbs’ outstanding C&J Performance Share Awards will be treated in accordance with the Merger Agreement, as described in the “Treatment of C&J Equity and Long-Term Incentive Awards” section above.

Mr. Bixenman

Mr. Bixenman’s employment terminated on June 10, 2019, which constituted a termination without “Cause” under his employment agreement. Accordingly, Mr. Bixenman became entitled to receive the following termination benefits pursuant to his employment agreement: (i) the Accrued Obligations; (ii) his annual STI cash award for the year of termination calculated on a prorated basis; (iii) a lump sum payment in an amount equal to one times the sum of his base salary and the target value of such officer’s annual STI cash award; (iv) a lump sum payment in an amount equal to the total cost of 12 months’ of COBRA premiums; (v) a lump sum payment in an amount equal to the value of such officer’s vacation days for the year of termination (prorated based on the quarter of the calendar year in which the date of termination occurs); and (vi) accelerated vesting of all outstanding long-term incentive awards (with unexercised C&J Options remaining exercisable for their full term, and with any C&J Performance Share Awards being paid out on a prorated basis and further calculated based on actual performance with respect to applicable performance metrics calculated as of the date of termination).

Ms. Paul

Ms. Paul’s employment terminated on August 21, 2019, which constituted a termination without “Cause” under her employment agreement. Accordingly, Ms. Paul, upon execution of a release agreement, is entitled to receive the following termination benefits pursuant to her employment agreement: (i) the Accrued Obligations;

(ii) her annual STI cash award for the year of termination calculated on a prorated basis; (iii) a lump sum payment in an amount equal to one times the sum of her base salary and the target value of such officer’s annual STI cash award; (iv) a lump sum payment in an amount equal to the total cost of 12 months’ of COBRA premiums; (v) a lump sum payment in an amount equal to the value of such officer’s vacation days for the year of termination (prorated based on the quarter of the calendar year in which the date of termination occurs); and (vi) accelerated vesting of all outstanding long-term incentive awards (with unexercised C&J Options remaining exercisable for their full term, and with any C&J Performance Share Awards being paid out on a prorated basis at target).

For purposes of the employment agreements, “cause” and, to the extent applicable, “good reason,” are generally defined as set forth below. Messrs. Driver, Galvan, Keppler, Renshaw and Wallace do not receive severance upon resignation for good reason, and therefore, such definition is not applicable to them.

•

“cause” means (i) willful and continued failure to substantially perform the officer’s duties and responsibilities, without proper legal justification (and not due to permanent disability); (ii) material breach of the employment agreement or other material written agreement between the officer and C&J; (iii) material violation of any law applicable to the workplace or employment relationship or material failure to abide by lawful and material instructions, policies, code of conduct of workplace rules established by C&J and applicable to the officer; (iv) unlawful or grossly negligent conduct that has a material adverse effect on C&J or its business; (v) fraudulent or dishonest act that results or is intended to result in personal gain or enrichment at the material expenses of C&J; or (vi) commission of, or indictment, conviction, admission or please of guilty or nolo contendere for or to a charge of any felony (or state law equivalent) or any crime involving moral turpitude.

•

“good reason” generally means (i) any material reduction in the officer’s authorities, duties, or responsibilities (other than by reason of the officer’s permanent disability, or the officer committing an act that constitutes cause or an act that causes material damage to the C&J); (ii) permanent relocation by more than 50 miles outside the Houston metropolitan area; (iii) reduction in the officer’s base salary (except for immaterial reductions that apply to all similarly situated executives, or that occur as a result of the officer committing an act that constitutes cause or an act that causes material damage to C&J); (iv) a breach by C&J of any material provision of the employment agreement or any other written agreement between C&J and the officer; and (v) other than in the case of the officer’s receipt of a notice of non-renewal from C&J (other than as a result of the officer committing an act that constitutes cause or an act that causes material damage to the C&J).

Each employment agreement described above provides payment of the severance (other than the Accrued Obligations) are subject to the officer’s (or the officer’s estate, as applicable) execution and non-revocation of a general release of claims. The employment agreements also subject the officers to certain restrictive covenants, including non-competition, non-solicitation, confidentiality and non-disparagement covenants.

Each employment agreement includes a Code Section 280G “best-net cutback” provision that provides that in the event the payments or benefits under the employment agreement or otherwise results in the officer being subject to the imposition of excise taxes under Section 4999 of the Code (“280G Excise Taxes”), such payments and/or benefits shall either be (i) reduced so that payments and benefits would not trigger 280G Excise Taxes or (ii) paid in full, whichever produces the better net after-tax position to the applicable officer. However, the C&J compensation committee has reserved the right to provide for a full tax gross up payment or payments with respect to any Code Section 4999 excise tax incurred by any service provider of C&J or its subsidiaries (including C&J’s named executive officers and other executive officers) identified as potentially being subject to any such excise tax up to an aggregate amount of $2 million.

Transaction Bonuses

In connection with the merger, C&J granted transaction success incentive cash bonuses to certain executives and non-executives; certain non-executives also received retention cash bonuses in connection with the merger.

With respect to both executives and non-executives, the transaction success incentive bonuses will be paid thirty (30) days following the effective time, subject to the applicable employee’s continued employment through the effective time, provided that if such employee is terminated without “cause” or a result of employee’s death or disability prior the scheduled payment date, the employee will still be entitled to his or her transaction bonus amount, payable in full shortly following his or termination. Each of Messrs. Galvan, Keppler and Wallace will receive a $75,000 transaction bonus and Ms. Hunter will receive a $120,000 transaction bonus.

2019 Short-Term Incentive Bonuses

The Merger Agreement sets forth the treatment of the 2019 annual STI bonuses for C&J employees who, as of immediately prior to the effective time, are eligible to receive a bonus under C&J’s annual STI bonus program and continue to be employed following closing. Such employees will receive a cash bonus for 2019 in an amount calculated as follows: (i) for the period from January 1, 2019 through the closing date, an amount determined based on the level of attainment of the applicable performance measures under C&J’s 2019 STI bonus plan, prorated to reflect the number of calendar days during such period plus (ii) for the period from the day immediately following the closing date to December 31, 2019, an amount determined based on the level of attainment of the applicable performance measures under C&J’s 2019 STI bonus plan, but not less than 100% of the target amount of the employee’s bonus opportunity, prorated to reflect the number of calendar days during such period. The 2019 annual STI bonuses will be paid during the first quarter of fiscal year 2020 in accordance with the Company’s regular bonus payment schedule, subject to the applicable employee’s continued employment through such date, provided that non-executives who are terminated without “cause” prior to year-end or the regular payment date will receive a pro-rated 2019 annual bonus based on the number of days such employee was employed during 2019 prior to termination.

Quantification of Potential Payments to C&J Named Executive Officers in Connection with the Merger

Item 402(t) of Regulation S-K requires disclosure of compensation arrangements or understandings with C&J’s named executive officers that are based on or otherwise relate to the merger, whether present, deferred or contingent. The individuals disclosed within this section and referred to as the “named executive officers” are C&J’s current principal executive officer, current principal financial officer and three most highly compensated executive officers other than the principal executive officer and principal financial officer for C&J’s most recently completed fiscal year.

The table set forth below details the amount of payments and benefits that each of C&J’s named executive officers could potentially receive in connection with the merger under the Merger Agreement and the applicable employment agreements. These payments include the payments described above and are not in addition to those described in previous sections. The amounts presented in the table below do not necessarily represent what each named executive officer will actually receive, and are calculated based on particular assumptions, as outlined below. These payments are specifically identified in this fashion to allow for a non-binding advisory vote of C&J stockholders regarding these payments and benefits.

The amounts in the table below were calculated using the following assumptions: (i) the consummation of the merger occurs on July 12, 2019, (ii) the value of accelerated C&J RSU Awards, C&J Restricted Stock Awards and C&J Performance Share Awards is determined by multiplying the number of shares of C&J Common Stock subject to each such award by $12.73, and the value of accelerated C&J Options is determined by multiplying the number of shares of C&J Common Stock such to each C&J Option by $12.73 and subtracting the exercise price of such C&J Option. $12.73 represents the average closing price of the C&J Common Stock over the first five trading days following the first public announcement of the merger, with the number of shares subject to each performance-based restricted stock unit determined assuming achievement at the target level of performance specified in the award, (iii) although it has not yet been determined whether the named executive officers will continue employment with Keane following the consummation of the merger or if their employment will be terminated in connection therewith (other than with respect to Mr. Gawick, who is not anticipated to continue to be employed with Keane following the merger, and Mr. Hobbs, whose employment terminated on

June 28, 2019), for purposes of this disclosure as required by Item 402(t) of Regulation S-K, the employment of each of the named executive officers will be terminated by Keane without “cause” or by the named executive officer for “good reason” immediately following the completion of the merger and (iv) with respect to any agreements that require the named executive officer to execute a release agreement or to comply with restrictive covenants, the named executive officer has properly executed that document or complied with all requirements necessary in order to receive the benefits noted below. Some of the assumptions used in the table below are subject to change and, as a result, the actual amounts to be received by any of the individuals below may differ from the amounts set forth below.

Name	Cash(2)	Equity(3)	Perquisites / Benefits	Tax Reimbursement(6)	Other(6)	Total
Donald Gawick	$5,321,932	$5,107,836	—	—	$537,500	$10,967,268
Michael Hobbs(1)	—	$507,863	—	—	—	$507,863
Jan Kees van Gaalen	$2,682,508	$1,032,479	—	—	$155,000	$3,869,987
Danielle Hunter	$2,277,711	$1,096,639	—	—	$110,625	$3,484,975
Michael Galvan	$461,211	$223,920	—	—	$23,200	$708,331
Sterling Renshaw	$617,529	$505,559	—	—	$70,000	$1,193,088

(1)	Michael Hobbs’ employment terminated on June 28, 2019.
(2)

Represents cash severance to which executive officers are entitled to under their respective employment agreements upon a qualifying termination within the applicable protected period. Such cash severance is comprised of (i) the target annual STI bonus for the year of termination; (ii) a lump sum cash payment equal to three times in the case of Messrs. Gawick and van Gaalen and Ms. Hunter and one times in the case of Messrs. Galvan and Mr. Renshaw the sum of (x) the executive’s base salary (which amounts to $875,000 for Mr. Gawick, $500,000 for Mr. van Gaalen, $425,000 for Ms. Hunter, $290,000 for Mr. Galvan and $350,000 for Mr. Renshaw), plus (y) the executive’s target STI cash award, which amounts to $875,000 for Mr. Gawick, $375,000 for Mr. van Gaalen, $318,750 for Ms. Hunter, $145,000 for Mr. Galvan and $227,500 for Mr. Renshaw; (iii) 36 months (for Messrs. Gawick and van Gaalen and Ms. Hunter) and 18 months (for Messrs. Galvan and Renshaw) of COBRA premiums, which amounts to $38,278 for Mr. Gawick, $38,278 for Mr. van Gaalen, $30,114 for Ms. Hunter, $15,057 for Mr. Galvan and $26,567 for Mr. Renshaw; and (iv) the value of such officer’s vacation days for the year of termination (prorated based on the quarter of the calendar year in which the date of termination occurs, which, for purposes herein is assumed to occur on July 12, 2019, the third quarter), which amounts to $33,654 for Mr. Gawick, $19,231 for Mr. van Gaalen, $16,346 for Ms. Hunter, $11,154 for Mr. Galvan and $13,462 for Mr. Renshaw. For purposes herein, each executive’s target STI cash award was assumed to be equal to the executive’s 2019 annual base salary rate multiplied by the bonus target value percentage utilized for the executive’s target 2019 STI cash award. The cash severance is a “double-trigger” payment and is only payable to the named executive officer upon (i) with respect to Messrs. Gawick and van Gaalen and Ms. Hunter, a termination of the named executive officer’s employment without “cause,” upon his resignation for “good reason,” or upon C&J’s non-renewal of the employment agreement, in each case within thirty (30) days prior to or two (2) years following the merger and (ii) with respect Messrs. Galvan and Mr. Renshaw, a termination of the named executive officer’s employment without “cause,” or upon C&J’s non-renewal of the applicable employment agreement, in each case within one (1) year following the merger.

(3)

Represents, with respect to each executive officer, (i) the dollar value of equity-based awards held by each named executive officer assuming a per share price of $12.73, which is the average closing price of C&J Common Stock for the five trading days following the first public announcement of the merger. With respect to (i) and (ii) herein, the number of shares of C&J Common Stock subject to each performance-based restricted stock award was determined assuming achievement at the target level of performance specified in the award. Please see “Treatment of Existing C&J Equity Awards in the Merger” for the number of C&J Options, C&J Performance Share Awards, C&J Restricted Stock Awards, and C&J RSU Awards held by the named executive officers as of July 12, 2019 (the latest practicable date).

Name	C&J Options	C&J Performance Share Awards	C&J RSU Awards	C&J Restricted Shares
Donald Gawick	—	$2,024,808	$1,989,063	$1,093,965
Michael Hobbs	—	$507,863	—	—
Jan Kees van Gaalen	—	$458,878	$573,601	—
Danielle Hunter	—	$425,564	$409,384	$261,691
Michael Galvan	—	$3,335	$137,369	$83,216
Sterling Renshaw	—	$107,403	$259,043	$139,113

The C&J Options, C&J RSU Awards and C&J Restricted Shares included herein provide for “double trigger” vesting, accelerating in connection with a termination of employment without “cause” or for “good reason.” The C&J Performance Share Awards provide for “single trigger” vesting and will accelerate in connection with the merger with performance deemed achieved at target, provided, however, that the C&J Performance Share Awards granted to Messrs. Galvan and Renshaw in 2018 provide for “double trigger” vesting, accelerating to payout on a prorated basis in connection with a termination of employment without “cause” or for “good reason” within one year of a change of control.

(4)

Based on a Section 280G analysis prepared by C&J’s outside advisors, the payments and benefits received by the named executive officers in connection with the merger are not expected to trigger 280G Excise Taxes, and therefore, no gross-up amounts were included herein.

(5)

Represents, with respect to each executive officer, the value of C&J Restricted Cash Awards held by each named executive officer that accelerate upon a termination without “cause” or “good reason,” and, accordingly, represent a “double trigger” benefit.

Interests of Keane’s Directors and Executive Officers in the Merger

In considering the recommendations of the Keane Board, Keane stockholders should be aware that Keane’s directors and executive officers have interests in the merger, including financial interests, which may be different from, or in addition to, the interests of the other Keane stockholders generally. These interests are described in more detail below, and with respect to the named executive officers of Keane, are quantified in the tables below in “—Quantification of Potential Payments to Keane Named Executive Officers in Connection with the Merger.”

These interests include:

•

the Merger Agreement reflects the respective decisions of the Keane Board and the C&J Board that the merger will be deemed to constitute a “change in control” or “change of control” at the effective time for purposes of C&J’s and Keane’s benefit plans, policies, programs or agreements (including employment agreements and C&J’s and Keane’s stock plans);

•	certain of Keane’s executive officers will receive accelerated vesting of Keane PSU Awards upon the consummation of the merger;

•

Keane’s executive officers may be entitled to severance benefits under their respective employment and equity award arrangements in the event of a qualifying termination of employment following the effective time; and

•	certain of Keane’s executive officers may be eligible to receive a cash-based retention or performance award in connection with the merger.

The members of the Keane Board and the Keane Special Committee were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that Keane stockholders approve the Keane Share Issuance Proposal. Please see “The Merger—Background of the Merger” and “The Merger—Recommendation of the Keane Board and Reasons for the Merger.”

Treatment of Existing Keane Equity Awards in the Merger

In connection with the merger, each of the Keane PSU Awards held by Messrs. Drummond, Powell, Stewart and McDonald will be amended to provide that, upon the consummation of the merger, the respective executive officer will become fully vested in his Keane PSU Award, at the target level of achievement.

All Keane Options, Keane RSU Awards and Keane Restricted Stock Awards that are outstanding immediately before the effective time of the merger will continue to be awards in respect of Keane Common Stock following the merger and subject to the same terms and conditions that were applicable to such awards before the effective time.

Under the terms of each Keane executive officer’s Keane Options and Keane RSU Awards, following the merger, if the Keane executive officer is terminated by Keane without cause or if the Keane executive officer (other than in the case of Paul DeBonis Jr.) terminates employment for good reason, the Keane executive officer’s Keane Options and Keane RSUs would become fully vested. For an estimate of the amounts that would be realized by each of Keane’s named executive officers in respect of their unvested Keane equity awards upon a qualifying termination of employment following the merger, please see “—Quantification of Potential Payments to Keane Named Executive Officers in Connection with the Merger.”

Keane’s four independent directors, Messrs. Halverson, Reed, Garcia and Edwards, were each awarded Keane Restricted Stock Awards in 2017 and 2019 that remain unvested. With respect to the Keane Restricted Stock Awards awarded to the independent directors in 2017, one-third of each such award is currently unvested, and the unvested portion of such award will full vest upon the termination of a director’s service without cause. With respect to the Keane Restricted Stock Awards awarded to the independent directors in 2019, such awards will fully vest upon the consummation of the merger. The estimated aggregate value of the Keane Restricted Stock Awards held by the independent directors as of July 12, 2019 if the effective time occurred on July 12, 2019 is $763,445, representing 103,029 shares of restricted stock held by each director and an estimated amount payable to each such director of $237,053 to Mr. Edwards, $155,210 to Mr. Garcia, and $185,591 to each of Messrs. Halverson and Reed. On August 30, 2019, Mr. Dusterhoft, a non-employee Keane director, was awarded a Keane Restricted Stock Award consisting of 14,629 shares of restricted stock, which will fully vest upon the consummation of the merger. The estimated aggregate value of the Keane Restricted Stock Award held by Mr. Dusterhoft is $108,401. The amounts in this paragraph were determined using a price per share of Keane Common Stock of $7.41 (the average closing market price of Keane Common Stock over the first five (5) business days following the public announcement of the merger on June 17, 2019). As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual value of the Keane Restricted Stock Awards held by Keane’s independent directors that could become vested, if any, may materially differ from the amounts set forth above.

Employment Agreements

In connection with the merger, Keane entered into an amended and restated employment agreement with each of its executive officers, other than Messrs. Stewart and DeBonis. Each such amended and restated employment agreement is conditioned on the consummation of the merger and effective on the closing date of the merger. Each such employment agreement, among other things, sets forth the terms of the executive officer’s employment and compensation, and imposes restrictive covenants, including non-solicitation and noncompetition restrictions, for a specified post-employment period. Each employment agreement also entitles the executive officer to severance benefits depending on the circumstances of the executive officer’s termination of employment, and, with respect to Messrs. Drummond and McDonald, enhanced severance benefits in the event a qualifying termination occurs within thirty days prior to or two years following a change in control. In connection with the increased severance benefits provided to him, Mr. McDonald has agreed to increase the period of his post-employment non-competition and non-solicitation restrictions to twelve months from six months.

Mr. Powell’s employment agreement provides that he will serve as executive vice president and chief integration officer of the Combined Company, reporting to the Combined Company’s chief executive officer, for a term commencing on the effective date of the merger and ending on the earlier of (i) the eighteen month anniversary of the effective date or (ii) the date the Combined Company achieves $100 million of annualized run-rate cost synergies as specified under his employment agreement. In addition, Mr. Powell’s employment agreement provides that he is eligible for a performance-based bonus of $2,600,000 upon the achievement of specified performance criteria tied to realization of synergies.

Pursuant to each Keane executive officer’s employment agreement, if the executive officer’s employment is terminated (i) by the Combined Company with cause, (ii) with respect to each executive officer other than Mr. DeBonis, by the executive officer with good reason, (iii) with respect to each executive officer other than Mr. Powell, due to the non-renewal of the term of the employment agreement by the Combined Company, or (iv) with respect to Mr. Powell, upon the end of the term of the employment agreement, the respective executive officer would be entitled to the following (conditioned on the respective executive officer’s execution of a release of claims):

•

for Messrs. Drummond and McDonald, with respect to the year in which the termination occurs, a lump sum payment equal to such executive officer’s target annual bonus for such year plus the value of such executive officer’s vacation days for such year (prorated based on the quarter of the calendar year in which the termination occurs);

•	for Messrs. Powell and Stewart, a lump sum payment of a pro rata annual bonus with respect to the year in which the termination occurs;

•

cash severance in a total amount equal to (i) with respect to Mr. Stewart, two times the sum of his annual base salary, and the lesser of (a) the average of the annual bonuses he received during the two years prior to the termination and (b) his target bonus with respect to the year in which the termination occurs; (ii) with respect to Messrs. Drummond and McDonald, two times (or three times if such termination occurs during the thirty days prior to or two years following the merger or other change in control) the sum the executive officer’s base salary and the target bonus; (iii) with respect to Mr. Powell, $3,000,000 and (iv) with respect to Mr. DeBonis, two times his annual base salary, in each case payable over two years (or, with respect to Mr. Drummond, three years if such termination occurs during the thirty days prior to or two years following the merger or other change in control), or, in the case of Mr. McDonald, in a lump sum;

•

for Messrs. Drummond, Powell and McDonald, accelerated vesting of the executive officer’s equity awards, with any performance-based equity awards paid out (i) with respect to Mr. Powell, at target and (ii) with respect to Messrs. Drummond and McDonald, (a) at target if such termination occurs either during the first half of the applicable performance period or during the thirty days prior to or two years following the merger or other change in control, and (b) based on actual performance as of the date of termination if such termination occurs during the second half of the applicable performance period;

•

for Messrs. Drummond and McDonald, a lump sum payment equal to the total cost of COBRA premiums for eighteen months (or thirty-six months if such termination occurs during the thirty days prior to or two years following the merger or other change in control); and

•

for Mr. Powell, reimbursement of the cost of continuation of group health coverage for up to twelve months and, other than if Mr. Powell is terminated for cause, the performance-based bonus of $2,600,000, to the extent not already paid.

In the event that the employment of Messrs. Drummond, Powell or McDonald terminates due to the respective executive officer’s death or disability, the employment agreement of each such executive officer provides that he would be entitled to (i) with respect to the year in which the termination occurs, a cash lump sum equal to his target annual bonus with respect to such year plus the value of his vacation days for such year (prorated based on the quarter of the calendar year in which the date of termination occurs) and (ii) accelerated vesting of the executive officer’s equity awards (with any performance-based equity awards being paid out at the target level).

Estimated Value. For an estimate of the amounts of severance that would be payable to Keane’s named executive officers upon a qualifying termination of employment following the merger, please see “—Quantification of Potential Payments to Keane Named Executive Officers in Connection with the Merger.”

Class B Interests

Pursuant to his Class B Interest Award Agreement, Mr. McDonald’s unvested Class B units of Keane Investor will become vested in the event of a termination of his employment without cause. The market value of the Class B units is not determinable, because there is no public market for such units. Therefore, such value, if any, has not been included herein.

2019 Bonuses

Pursuant to the terms of the Merger Agreement, if the effective time occurs in 2019, each Keane executive officer who continues to be employed with the Combined Company or its subsidiaries following the effective time and through the regular payment date for 2019 annual bonuses, will receive an annual bonus for 2019 consisting of (i) for the period from January 1, 2019 through the closing date, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under Keane’s annual bonus plan, prorated to reflect the number of calendar days during such period, and (ii) for the period from the day immediately following the closing date to December 31, 2019, an annual bonus in amount determined based on the level of attainment of the applicable performance measures under Keane’s annual bonus plan, but not less than 100% of the target amount of such bonus, prorated to reflect the number of calendar days during such period. A Keane executive officer will receive such bonus if the Keane executive officer’s employment is terminated without cause prior to payment of the bonus.

For an estimated amount of the pro-rated bonuses that would be payable to Keane’s executive officers, please see “—Quantification of Potential Payments to Keane Named Executive Officers in Connection with the Merger.”

Transaction Bonus to Mr. McDonald

In connection with the merger, Keane has granted a transaction bonus to Mr. McDonald of $125,000. The transaction bonus will be paid on the first payroll date following the effective time, subject to Mr. McDonald’s continued employment through closing; provided, that if Mr. McDonald is terminated without “cause” or as a result of death or disability prior to the effective time, Mr. McDonald will still be entitled to the transaction bonus amount, payable on the first payroll date following his termination.

Quantification of Potential Payments to Keane Named Executive Officers in Connection with the Merger

This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K with respect to each named executive officer of Keane regarding any agreement or understanding, whether written or unwritten, between such named executive officer and Keane, concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to that is based on, or otherwise relates to, the merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to Keane’s named executive officers. The “golden parachute” compensation payable to these individuals is subject to a non-binding advisory vote of holders of Keane Common Stock, as described in “The Keane Special Meeting—Keane Proposal 2—Non-Binding Advisory Vote on Merger-Related Compensation For Named Executive Officers.” The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits (on a pre-tax basis) that each of Keane’s named executive officers would receive, using the following assumptions:

•	the effective time will occur on July 12, 2019 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

•	each of Keane’s named executive officer will have a termination of employment, either involuntarily without cause or voluntarily for good reason;

•	the named executive officer’s base salary rate and annual target bonus remain unchanged from those in place as of July 12, 2019;

•	equity awards that are outstanding as of July 12, 2019;

•

a price per share of Keane Common Stock of $7.41 (the average closing market price of Keane Common Stock over the first five (5) business days following the public announcement of the merger on June 17, 2019); and

•	for purposes of the unvested Keane PSU Awards set forth in the table, target performance.

The calculations in the table do not include amounts that Keane’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, prior to the completion of the merger. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the table, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
James C. Stewart	$5,539,041	$4,122,583	—	$9,661,624
Robert W. Drummond	$6,222,000	$5,184,369	—	$11,406,369
Gregory L. Powell	$7,000,000	$3,168,264	$18,000	$10,186,264
M. Paul DeBonis Jr.	$962,500	$385,024	—	$1,347,524
Kevin McDonald	$3,287,000	$1,242,079	—	$4,529,079

(1)

The cash amounts payable to each of the named executive officers consist of severance benefits equal to (i) for Messrs. Drummond and McDonald, with respect to the year in which the termination occurs, a lump sum payment equal to such executive officer’s target annual bonus for such year plus the value of such executive officer’s vacation days for such year (prorated based on the quarter of the calendar year in which the termination occurs); (ii) for Messrs. Powell and Stewart, a lump sum payment of a pro rata annual bonus with respect to the year in which the termination occurs; (iii) cash equal to (a) for Mr. Stewart, two times the sum of his annual base salary, and the lesser of (y) the average of the annual bonuses he received during the two years prior to the termination and (z) his target bonus with respect to the year in which the termination occurs; (b) for Messrs. Drummond and McDonald, two times (or three times if such termination occurs during the thirty days prior to or two years following the merger) the sum the executive officer’s base salary and the target bonus; (c) for Mr. Powell, $3,000,000 and (d) for Mr. DeBonis, two times his annual base salary, in each case payable over two years (or, for Mr. Drummond, three years if such termination occurs during the thirty days prior to or two years following the merger ), or, in the case of Mr. McDonald, in a lump sum; (iv) for Mr. Powell, the performance-based bonus of $2,600,000, to the extent not already paid; (v) for Messrs. Drummond and McDonald, a lump sum payment equal to the total cost of COBRA premiums for eighteen months (or thirty-six months if such termination occurs during the thirty days prior to or two years following the merger); and (vi) for Mr. McDonald, his transaction bonus of $125,000.

Pursuant to the Merger Agreement, the amount set forth in the table above includes a pro-rated bonus for the year in which the effective time occurs, which would be paid upon the regularly scheduled payment date.

Name	Cash Severance($)	Pro-Rated Bonus($)
James C. Stewart	$4,789,041	$750,000
Robert W. Drummond	$5,622,000	$600,000
Gregory L. Powell	$6,400,000	$600,000
M. Paul DeBonis Jr.	$700,000	$262,500
Kevin McDonald	$2,987,000	$300,000

For additional details, please see “—Employment Agreements” and “—2019 Bonuses.”

(2)

As described above, upon the closing of the merger, (i) all Keane Options and Keane RSU Awards held by the named executive officers immediately before the effective time of the merger will continue to be awards in respect of Keane Common Stock following the merger and subject to the same terms and conditions that were applicable to such awards before the effective time and (ii) each of the Keane PSU Awards held by Messrs. Drummond, Powell, Stewart and McDonald will become fully vested, at the target level of achievement. If the employment of Messrs. Drummond, Powell or McDonald is terminated by Keane without cause or by the named executive officer (other than Mr. DeBonis) for good reason, his respective Keane Options and Keane RSUs would become fully vested.

Name	Keane Stock Options($)	Keane RSU Awards($)	Keane PSU Awards($)
James C. Stewart	—	$3,314,434	$808,149
Robert W. Drummond	—	$4,416,508	$767,861
Gregory L. Powell	—	$2,552,582	$615,682
M. Paul DeBonis Jr.	—	$385,024	—
Kevin McDonald	—	$1,007,730	$234,349

(3)	Reflects the approximate gross company cost for the reimbursement of the cost of continuation of group health coverage for up to twelve months for Mr. Powell.

Indemnification and Insurance

Keane has agreed that the Combined Company will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the Merger Agreement under applicable law, C&J’s organizational documents and any indemnification agreements in effect as of the date of the Merger Agreement, each present and former (determined as of the effective time) director and officer of C&J or any of its subsidiaries or any person who prior to or at the effective time served at the request of C&J or any of its subsidiaries as a director or officer of another person in which C&J or any of its subsidiaries has an equity investment, in each case, when acting in such capacity (each, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the Merger Agreement, the merger or the other transactions contemplated by the Merger Agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and the Combined Company will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, C&J’s organizational documents and any indemnification agreements in effect as of the date of the Merger Agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the effective time, C&J will and, if C&J is unable to, Keane will, as of the effective time, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of C&J’s existing directors’ and officers’ insurance policies, and (ii) C&J’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time (the “Tail Period”), from one or more insurance carriers with the same or better credit rating as C&J’s insurance carrier as of the date of the Merger Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as C&J’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the Merger Agreement or the merger and other transactions contemplated by the Merger Agreement).

During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of related expenses existing at the time of the Merger Agreement in favor of any Indemnified Party as provided in the organizational documents of C&J and its subsidiaries or any indemnification agreement between such person and C&J or any of its subsidiaries, in each case, as in effect on the date of the Merger Agreement, will survive the merger and other transactions contemplated by the Merger Agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.

The indemnification, exculpation and insurance provisions in the Merger Agreement are for the benefit of and enforceable by each of the Indemnified Parties, who are third-party beneficiaries of such provisions. For additional information, please see “The Merger Agreement—Covenants—Indemnification; Directors’ and Officers’ Insurance.”

Dividend Policy

The Merger Agreement generally prohibits C&J (unless consented to in advance by Keane, which consent may not be unreasonably withheld, conditioned or delayed) from paying dividends to holders of C&J Common Stock until the earlier of the effective time and the termination of the Merger Agreement in accordance with its terms, except for the Pre-closing Cash Dividend of $1.00 per share to the holders of record of C&J Common

Stock as of the record date for the Pre-closing Cash Dividend. Please see “The Merger Agreement—C&J Pre-closing Cash Dividend.” Except for the Pre-closing Cash Dividend, C&J has not declared or paid any cash dividends with respect to the C&J Common Stock since emerging from bankruptcy.

Keane has not paid any cash dividends on the Keane Common Stock to date. The declaration and payment of any future dividends will be at the sole discretion of the Keane Board and will depend upon, among other things, Keane’s earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other considerations that the Keane Board deems relevant. The Keane Board may decide, in its discretion, at any time, to modify or repeal the dividend policy or discontinue entirely the payment of dividends. The Merger Agreement prohibits Keane (unless consented to in advance by C&J, which consent may not be unreasonably withheld, conditioned or delayed) from paying dividends to holders of Keane Common Stock until the earlier of the effective time and the termination of the Merger Agreement in accordance with its terms.

Appraisal Rights and Dissenters’ Rights

The stockholders of C&J and Keane are not entitled to appraisal rights or dissenters’ rights in connection with the merger.

Litigation Related to the Merger

Following the announcement of the merger, a purported stockholder of C&J filed a putative federal class action complaint on behalf of himself and all owners of C&J Common Stock (other than defendants and related or affiliated persons) against C&J and the members of the C&J Board in the United States District Court for the District of Colorado and two putative class action lawsuits were filed by two purported stockholders of C&J in the United States District Court for the District of Delaware against C&J, the members of the C&J Board, Keane and Merger Sub, a wholly-owned subsidiary of Keane. The first action, captioned Palumbos v. C&J Energy Services, Inc., et al., Case 1:19-cv-02386 (D. Colo.), was filed on August 22, 2019 (the “Palumbos Action”). The second action, captioned Wuollet v. C&J Energy Services, Inc., et al., 19-cv-01411 (D. Del.), was filed on July 29, 2019 (the “Wuollet Action”). The third action, captioned Plumley v. C&J Energy Services, Inc., et al., 19-cv-01446 (D. Del.), was filed on August 1, 2019 (the “Plumley Action”). The Palumbos Action, Wuollet Action and Plumley Action generally allege that the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, initially filed with the SEC on July 16, 2019 contains materially incomplete and misleading information concerning the sales process, the financial projections prepared by C&J’s and Keane’s respective management teams and the financial analyses prepared by C&J’s financial advisor in violation of the Exchange Act and SEC rules. The Palumbos Action and Plumley Action also allege that the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, fails to disclose material information regarding the compensation and other terms of engagement of C&J’s financial advisors and regarding potential conflicts of interest involving Keane’s financial advisors. Based on those alleged deficiencies, plaintiffs in each action seek injunctive relief and damages, including preliminary and permanent injunctions precluding Keane and C&J from consummating the merger absent a supplemental disclosure of the allegedly omitted material information, as well as reimbursement of attorneys’ fees and disbursements.

On July 31, 2019, a purported Keane stockholder filed a putative class action lawsuit in Delaware Chancery Court against the members of the Keane Board, captioned Woods v. Batzer, et al., 2019-0590 (Del. Ch.) (the “Woods Action”). The complaint alleges that the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, initially filed with the SEC on July 16, 2019, fails to disclose material information concerning potential conflicts of interest involving the financial advisor engaged on behalf of the Keane Special Committee. As a result, the Woods Action asserts a claim for breach of fiduciary duty against Keane’s directors, and seeks an award of attorneys’ fees and disbursements and such other relief as is just and equitable.

On August 7, 2019, a purported Keane stockholder filed a putative class action lawsuit in the United States District Court for the Southern District of Texas against Keane and the members of the Keane Board, captioned Bushansky v. Keane Group, Inc., et al., 19-cv-2924 (S.D. Tex.) (the “Bushansky Action”). The complaint alleges that the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, initially filed with the SEC on July 16, 2019, fails to disclose material information regarding Keane’s and C&J’s financial projections relied upon by Keane’s and the Keane Special Committee’s financial advisors, the data and inputs underlying the valuation analyses prepared by those financial advisors, the background of the proposed merger, and potential conflicts of interest involving the financial advisor engaged on behalf of the Keane Special Committee. Based on those alleged deficiencies, the Bushansky Action seeks preliminary and permanent injunctions precluding Keane and C&J from consummating the merger absent a supplemental disclosure of the allegedly omitted material information, an award of damages in the event the merger is consummated without supplemental disclosures, as well as reimbursement of attorneys’ fees and disbursements.

The defendants have not yet answered or otherwise responded to the complaints in the foregoing actions. C&J and Keane believe the allegations in the litigation are without merit and intend to defend against them vigorously.

THE MERGER AGREEMENT

The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A and incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the Merger Agreement. Neither C&J nor Keane intends that the Merger Agreement will be a source of business or operational information about C&J or Keane. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings C&J and Keane make with the SEC, as described in “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about C&J and Keane contained in this joint proxy statement/prospectus or in the public reports of C&J and Keane filed with the SEC may supplement, update or modify the factual disclosures about C&J and Keane contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by C&J and Keane were qualified and subject to important limitations agreed to by C&J and Keane in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, and were not intended by the parties to the Merger Agreement to be a characterization of the actual state of facts or condition of C&J or Keane, except as expressly stated in the Merger Agreement. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that C&J and Keane each delivered in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus or in the respective public filings made by C&J and Keane with the SEC.

Additional information about C&J and Keane may be found elsewhere in this joint proxy statement/prospectus and in the public filings C&J and Keane make with the SEC. Please see “Where You Can Find More Information.”

Structure of the Merger

The Merger Agreement provides for the merger of Merger Sub with and into C&J. At the effective time, and as a result of the merger, the separate existence of Merger Sub will cease, and C&J will continue its existence under the laws of the State of Delaware as the surviving corporation and become a wholly owned subsidiary of Keane. Immediately following the effective time, as part of the same transaction, C&J will merge with and into another wholly owned subsidiary of Keane, with such subsidiary continuing as the surviving entity. The surviving entity will be treated as an entity disregarded as separate from Keane for U.S. federal income tax purposes.

Completion and Effectiveness of the Merger

The closing of the merger is expected to take place on the third business day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions for completion of the merger set forth in the Merger Agreement (other than those conditions that by their nature must be satisfied or waived (to the extent permissible) at the closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) is satisfied or waived (to the extent permissible) in accordance with the Merger Agreement or on such other date as C&J and Keane may mutually agree in writing.

As soon as practicable following, and on the date of, the closing, C&J and Merger Sub will cause a certificate of merger relating to the merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The merger will become effective at the time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by C&J and Keane in writing and specified in the certificate of merger.

C&J and Keane are working to complete the merger prior to the Outside Date of December 15, 2019 (subject to extension in certain circumstances to March 15, 2020 pursuant to the terms of the Merger Agreement). It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

Merger Consideration

At the effective time, by virtue of the merger and without any action on the part of the parties or any holder thereof, each share of C&J Common Stock issued and outstanding immediately prior to the effective time (other than C&J Excluded Shares) will be converted into the right to receive the merger consideration.

At the effective time, all C&J Excluded Shares will, as a result of the merger and without any action on the part of the parties to the Merger Agreement or any holder of C&J Excluded Shares, be cancelled and will cease to exist, and no consideration will be paid or delivered in exchange therefor.

Keane will not issue any shares representing fractional shares of C&J Common Stock in connection with the merger. All fractional shares of Keane Common Stock that a C&J stockholder would be entitled to receive pursuant to the Merger Agreement will be aggregated and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional shares, equal to the product (rounded to the nearest whole cent) of (i) the amount of such fractional share interest in a share of Keane Common Stock to which such holder would be entitled pursuant to the Merger Agreement and (ii) an amount equal to the average daily volume weighted average price per share of Keane Common Stock on the NYSE calculated for the ten consecutive trading days ending on the second full trading day immediately prior to the closing date.

C&J Pre-closing Cash Dividend

The C&J Board has declared, subject to the C&J Board making a determination that surplus exists under Delaware law, the Pre-closing Cash Dividend of $1.00 per share of C&J Common Stock. If the C&J Board determines that C&J has sufficient surplus to pay the Pre-closing Cash Dividend, the Pre-closing Cash Dividend will be paid only to the holders of record of C&J Common Stock as of the record date for the Pre-closing Cash Dividend and will be paid prior to the effective time. The Merger Agreement permits C&J to pay its stockholders such Pre-closing Cash Dividend prior to the effective time. The Pre-closing Cash Dividend is not merger consideration.

C&J Registration Rights

Prior to the effective time, C&J and Keane will use reasonable best efforts, as applicable, to enter into an agreement among Keane, the C&J stockholders party to that certain registration rights agreement with C&J, dated as of January 6, 2017, and the stockholders of Keane party to the Stockholders Agreement, to resolve any inconsistencies with respect to any registration rights granted pursuant to such agreements.

Treatment of C&J Warrants

Immediately prior to the effective time, the outstanding warrants to purchase shares of C&J Common Stock issued pursuant to the Warrant Agreement will be deemed exercised on the last trading day prior to the closing date in accordance with the terms and conditions thereof. No warrants to purchase shares of C&J Common Stock will be outstanding at the effective time.

Governance

Prior to the effective time, the parties will take all actions necessary to cause, effective as of the effective time, the number of directors constituting the Combined Company Board to be twelve members, comprised of six C&J Designees (at least four of whom will be independent), which will include the C&J Chairman, and six Keane Designees (at least three of whom will be independent), which will include the Keane CEO. The initial composition of the committees of the Combined Company Board will be mutually agreed upon by C&J and Keane prior to the effective time, provided that there will be an equal number of C&J Designees and Keane Designees on each committee.

Prior to the effective time, Keane will take all actions necessary to cause, effective as of the effective time, (i) Robert Drummond to be appointed to serve as the chief executive officer of the Combined Company, (ii) Jan Kees van Gaalen to be appointed to serve as the executive vice president and chief financial officer of the Combined Company and (iii) Greg Powell to be appointed to serve as executive vice president and chief integration officer of the Combined Company. Prior to the effective time, Keane will take all actions necessary to cause, effective as of the effective time, the executive officers (other than the officers specified in the preceding sentence) of the Combined Company to be those individuals selected by the Keane CEO on a merit basis, with input from the chief executive officer of C&J and the chief financial officers of C&J and Keane, and without consideration of whether the persons selected serve as employees of C&J or Keane prior to the effective time.

In addition, the Merger Agreement provides that, as of the effective time, the headquarters of the Combined Company will be C&J’s existing principal executive offices and headquarters in Houston, Texas and that Keane will cause the name and NYSE ticker symbol of the Combined Company to be changed to a name and NYSE ticker symbol to be mutually determined by C&J and Keane.

Name

C&J and Keane expect to announce the name of the Combined Company prior to the C&J Special Meeting and the Keane Special Meeting.

Headquarters

As of the effective time, the headquarters of the Combined Company will be located at C&J’s existing principal executive offices and headquarters in Houston, Texas.

Accounting Treatment

C&J and Keane prepare their respective financial statements in accordance with GAAP. Although the parties have structured the merger as a merger of equals, GAAP requires that one party to the merger be identified as the acquirer. The merger will be accounted for using the acquisition method of accounting, with Keane being treated as the accounting acquirer. In identifying Keane as the acquiring entity for accounting purposes, C&J and Keane took into account a number of factors as of the date of this joint proxy statement/prospectus, including which entity is issuing its equity interests, the existence of a large minority interest, the intended corporate governance structure of the Combined Company, the intended senior management of the Combined Company, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that Keane is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

Exchange of Shares

Exchange Agent

Keane will deposit or cause to be deposited with the Exchange Agent selected by Keane (with C&J’s prior approval, which approval will not be unreasonably withheld, conditioned or delayed), for the benefit of the holders of C&J Common Stock, (i) at or prior to the effective time aggregate number of shares of Keane Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of Keane Common Stock required to be delivered pursuant to the terms of the Merger Agreement and (ii) as promptly as reasonably practicable following the effective time, an aggregate amount of cash in U.S. dollars sufficient for the Exchange Agent to deliver the amounts required to be delivered in respect of shares of C&J Common Stock eligible to receive the merger consideration pursuant to the terms of the Merger Agreement.

Exchange Procedures

With respect to certificates formerly representing shares of C&J Common Stock, as promptly as reasonably practicable (but in any event within three business days) after the effective time, Keane will cause the Exchange Agent to mail to each holder of record of each such certificate:

•	a notice advising such holder of the effectiveness of the merger;

•	a letter of transmittal in customary form; and

•	instructions for surrendering such certificate in exchange for the aggregate merger consideration payable in respect thereof to the Exchange Agent.

Upon surrender to the Exchange Agent of such certificate (or affidavit of loss in lieu of such certificate as provided in the Merger Agreement) together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, the holder of such certificate will be entitled to receive as promptly as practicable (but in any event within three business days) (i) a statement reflecting the number of whole shares of Keane Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form in the name of such record holder and (ii) a check in the amount (after giving effect to any required tax withholdings as provided in the Merger Agreement) that such holder has the right to receive pursuant to the Merger Agreement. Any certificate so surrendered will be cancelled by the Exchange Agent.

With respect to shares of C&J Common Stock held in book-entry form not held through DTC, as promptly as reasonably practicable (but in any event within three business days) after the effective time, Keane will cause the Exchange Agent to mail to each holder of record of any such share:

•	a notice advising such holder of the effectiveness of the merger;

•	a letter of transmittal in customary form; and

•	instructions for transferring such book-entry shares in exchange for the aggregate merger consideration payable in respect thereof to the Exchange Agent.

Upon surrender to the Exchange Agent of book-entry shares not held through DTC in accordance with the terms of the letter of transmittal and accompanying instructions, Keane will cause the Exchange Agent to pay and deliver to each holder of such book-entry shares not held through DTC, as promptly as reasonably practicable (but in any event within three business days) after the effective time a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in the Merger Agreement) that such holder has the right to receive pursuant to the Merger Agreement.

With respect to shares of C&J Common Stock held in book-entry form held through DTC, C&J and Keane will cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the effective time, upon surrender of shares of C&J Common Stock held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the aggregate merger consideration issuable and payable in respect thereof that such holder has the right to receive pursuant to the Merger Agreement.

No interest will be paid or accrued on any amount payable for shares of C&J Common Stock pursuant to the Merger Agreement.

From and after the effective time, there will be no transfers on the stock transfer books of C&J of the shares of C&J Common Stock that were outstanding immediately prior to the effective time. From and after the effective time, the holders of certificates formerly representing shares of C&J Common Stock or shares of C&J Common Stock held in book-entry form will cease to have any rights with respect to such shares of C&J Common Stock except as otherwise provided in the Merger Agreement or by applicable law. If, after the effective time, certificates are presented to Keane for any reason, they will be cancelled and exchanged as provided in the Merger Agreement.

Termination of the Exchange Fund

Any portion of the exchange fund that remains unclaimed as of the date that is twelve months after the effective time will be delivered to the Combined Company. Any holder of shares of C&J Common Stock who has not by that point complied with the terms of the exchange procedures in the Merger Agreement may thereafter look only to the Combined Company for delivery of the merger consideration that such holder has the right to receive pursuant to the Merger Agreement.

None of C&J, Keane or the Exchange Agent will be liable to any person in respect of any portion of the merger consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificate formerly representing shares of C&J Common Stock or shares of C&J Common Stock held in book-entry form has not been surrendered prior to seven years after the effective time, or immediately prior to such earlier date on which any Keane Common Stock or cash in lieu of fractional shares that a holder of any such shares has the right to receive pursuant to the Merger Agreement in respect thereof would otherwise escheat to or become property of any governmental entity, any such cash will, to the extent permitted by applicable law, become the property of the Combined Company, free and clear of all claims or interests of any person previously entitled thereto.

Lost, Stolen or Destroyed Share Certificates

If any certificate formerly representing shares of C&J Common Stock is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and the posting by such person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate, the merger consideration payable or issuable pursuant to the Merger Agreement, as if such lost, stolen or destroyed certificate had been surrendered.

Withholding Rights

Each of Keane, Merger Sub, the Exchange Agent and any other withholding agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of shares of C&J Common Stock and C&J equity awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign tax law.

Adjustments to Prevent Dilution

If, from the date of the Merger Agreement to the effective time, the issued and outstanding shares of C&J Common Stock or securities convertible or exchangeable into or exercisable for shares of C&J Common Stock or the issued and outstanding shares of Keane Common Stock or securities convertible or exchangeable into or exercisable for shares of Keane Common Stock have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend or rights offering with a record date within such period has been declared, then the merger consideration will be equitably adjusted to provide the holders of shares of C&J Common Stock and Keane Common Stock the same economic effect as contemplated by the Merger Agreement prior to such event.

Representations and Warranties

The Merger Agreement contains representations and warranties made by C&J to Keane and by Keane to C&J. Certain of the representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure letter delivered to Keane by C&J, in the case of representations and warranties made by C&J, to C&J by Keane, in the case of representations and warranties made by Keane, as well as the reports of C&J and Keane filed with or furnished to the SEC during the period from January 1, 2018 through the business day prior to the date of the Merger Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature).

In the Merger Agreement, each of C&J and Keane have, respectively, made representations and warranties to the other party regarding:

•	organization, good standing and qualification to do business;

•	subsidiaries;

•	capital structure;

•	corporate authority and power with respect to the execution, delivery and performance of the Merger Agreement;

•

the filings with governmental entities needed in connection with the execution, delivery and performance of the Merger Agreement or the consummation of the merger and the other transactions contemplated by the Merger Agreement;

•

the absence of violations of, or conflicts with, such party or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the Merger Agreement and the consummation of the merger and the other transactions contemplated by the Merger Agreement;

•

the proper filing of reports with the SEC since January 1, 2017, the accuracy of the information contained in those reports, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;

•	the compliance with GAAP and SEC accounting rules and regulations with respect to financial statements included in or incorporated by reference in its SEC filings;

•	conduct of business in the ordinary course from January 1, 2019 through June 16, 2019 (the date of the Merger Agreement);

•	the absence of any event that would be reasonably expected to have a material adverse effect on such party since January 1, 2019;

•	the absence of certain litigation and governmental orders;

•	the absence of undisclosed liabilities;

•	employee benefits matters, including matters related to employee benefit plans;

•	labor matters;

•	compliance with certain laws and regulations and such party’s licenses;

•	inapplicability to the merger of state takeover statutes and anti-takeover provisions in such party’s organizational documents;

•	environmental matters;

•	tax matters;

•	intellectual property;

•	insurance;

•	certain material contracts;

•	title to and interests in, and the operating condition of, such party’s assets;

•	real property;

•	the absence of affiliate transactions;

•	recommendations and fairness opinions;

•	brokers and finders;

•	voting requirements; and

•	the absence of other representations and warranties.

In the Merger Agreement, Keane and Merger Sub have made representations and warranties to C&J regarding:

•	organization, good standing and qualification to do business of Merger Sub;

•	corporate authority and power with respect to the execution, delivery and performance of the Merger Agreement of Merger Sub; and

•	no activities or liabilities of Merger Sub.

For purposes of the Merger Agreement, a “material adverse effect” means any effect that is materially adverse to (i) the business, condition (financial or otherwise) or results of operations of a party and its subsidiaries, taken as a whole, or (ii) the ability of a party to consummate the transactions contemplated by the Merger Agreement; except that for purposes of the foregoing clause (i) only, none of the following, alone or in combination, will be deemed to constitute a material adverse effect, or be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•

effects generally affecting the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or political, regulatory or business conditions in any jurisdiction in which such party or any of its subsidiaries has material operations or where any of such party’s or any of its subsidiaries’ products or services are sold;

•

effects that are the result of factors generally affecting the oil and gas services industry, including changes in or changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities, or any industry, markets or geographical areas in which such party and its subsidiaries operate;

•

any loss of, or adverse effect in, the relationship of such party or any of its subsidiaries, contractual or otherwise, with current or former employees, officers, directors or independent contractors (collectively, “Service Providers”), customers, suppliers, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the transactions contemplated by the Merger Agreement (except that this exception does not apply to the representations and warranties regarding the execution of the Merger Agreement violating organizational documents, contracts or laws);

•	the performance by such party of its obligations to the extent expressly required under the Merger Agreement;

•

any action taken (or not taken) by such party or any of its subsidiaries at the written request of the other party, which action taken (or not taken) is not required under the terms of the Merger Agreement;

•

changes or modifications, and prospective changes or modifications, in GAAP or in any law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of the Merger Agreement;

•

any failure, in and of itself, by such party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; except that this exception will not prevent or otherwise affect a determination that any effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exception described in the Merger Agreement);

•

any effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any person; or

•

a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such party common stock on the NYSE, or any ratings downgrade or change in ratings outlook for such party or any of its subsidiaries; except that this exception will not prevent or otherwise affect a determination that any effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a material adverse effect (if not otherwise falling within any other exceptions described in the Merger Agreement).

Notwithstanding the exceptions listed above, with respect to the first, second, sixth and eighth exceptions listed, such effect will be taken into account in determining whether a material adverse effect has occurred to the extent such effect disproportionately adversely affects such party and its subsidiaries, taken as a whole, compared to other companies and their respective subsidiaries, taken as a whole, of comparable size, operating in the industries in which such party and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such effect will be taken into account in determining whether a material adverse effect has occurred.

Covenants

Conduct of Business Prior to the Effective Time

Each of C&J and Keane has agreed as to itself and its subsidiaries that, after the date of the Merger Agreement and prior to the effective time (except as approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed)) except as otherwise expressly contemplated by the Merger Agreement or as set forth in such party’s disclosure letter, the business of such party and its subsidiaries will be conducted in all material respects in the ordinary course and, to the extent consistent therewith, it and its subsidiaries will use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with governmental entities, customers, suppliers, licensors, licensees, creditors, lessors, Service Providers and business associates and keep available the services of its and its subsidiaries’ present Service Providers and agents.

From the date of the Merger Agreement until the effective time, subject to certain exceptions and except as expressly contemplated by the Merger Agreement, required by applicable law, approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed) or set forth in a party’s disclosure letter, each party has agreed not to and to cause its subsidiaries not to:

•

make or propose any change to its organizational documents or, except for amendments that would both not materially restrict the operations of its businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the transactions contemplated by the Merger Agreement, the organizational documents of any of its subsidiaries;

•

except for any such transactions among its direct or indirect wholly owned subsidiaries, (i) merge or consolidate itself or any of its subsidiaries with any other person, or (ii) restructure, reorganize or completely or partially liquidate;

•

acquire assets outside of the ordinary course from any other person (i) with a fair market value or purchase price in excess of $10 million in the aggregate in any transaction or series of related transactions (including incurring any indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (ii) that would reasonably be expected to prevent, materially delay or materially impair the ability of such party to consummate the merger or other transactions contemplated by the Merger Agreement, in each case, other than acquisitions of inventory or other goods in the ordinary course and transactions among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the same, or otherwise enter into any contract or understanding with respect to the voting of, any shares of its capital stock or of any of its subsidiaries (other than the issuance of shares (i) by its direct or indirect wholly owned subsidiary to it or another of its direct or indirect wholly owned subsidiaries, (ii) in respect of equity-based awards outstanding as of the date of the Merger Agreement, or (iii) granted in accordance with the terms of the Merger Agreement with respect to employee compensation and benefits, in the case of (ii) and (iii), in accordance with their terms and, as applicable, the plan documents as in effect on the date of the Merger Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

•

create or incur any encumbrance (other than certain permitted encumbrances) over any material portion of such party’s and its subsidiaries’ consolidated properties and assets that is not incurred in the ordinary course on any of its assets or any of its subsidiaries, except for encumbrances (i) that are required by or automatically effected by contracts in place as of the date of the Merger Agreement, (ii) that do not materially detract from the value of such assets or (iii) that do not materially impair the operations of such party or any of its subsidiaries;

•

make any loans, advances, guarantees or capital contributions to or investments in any person (other than to or from such party and any of its direct or indirect wholly owned subsidiaries, as applicable, or in accordance with the Merger Agreement) in excess of $1 million in the aggregate;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary to it or to any other direct or indirect wholly owned subsidiary) or modify in any material respects its dividend policy;

•

reclassify, split, combine, subdivide or redeem, purchase (through such party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to:

•	the capital stock or other equity interests of a direct or indirect wholly owned subsidiary of such party; or

•

the acquisition of shares of such party’s common stock tendered by Service Providers in connection with a cashless exercise of such party’s options outstanding as of the date of the Merger Agreement or in order to pay taxes in connection with the exercise or vesting of such party’s equity awards outstanding as of the date of the Merger Agreement or granted in accordance with the terms of the Merger Agreement with respect to employee compensation and benefits, pursuant to the terms of the such party’s stock plan and the applicable award agreement, in the ordinary course;

•	make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure:

•	not in excess of $180 million in the aggregate during any consecutive 12-month period (other than capital expenditures within the thresholds set forth in such party’s disclosure letter);

•

expenditures not in excess of $50 million (net of insurance proceeds) in the aggregate that such party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property;

•	paid by any direct or indirect wholly owned subsidiary to such party or to any other direct or indirect wholly owned subsidiary of such party; or

•

in response to any unanticipated and subsequently discovered events, occurrences or developments (except that such party will use its reasonable best efforts to consult with the other party prior to making or agreeing to any such capital expenditure);

•

other than in the ordinary course, enter into any contract that would have been a material contract had it been entered into prior to the Merger Agreement, adversely amend, modify, supplement or waive, terminate, assign, convey, encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any material contract other than (i) expirations and renewals of any such contract in the ordinary course in accordance with the terms of such contract, (ii) non-exclusive licenses under intellectual property owned by such party and its subsidiaries, granted in the ordinary course, or (iii) any agreement among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

other than in the ordinary course or with respect to amounts that are not material to such party and its subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its subsidiaries or waive any rights held by it or any of its subsidiaries except debts or claims among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

settle or compromise, or offer or propose to settle or compromise any material proceeding, including before a governmental entity, except in accordance with the parameters set forth in such party’s disclosure letter, except that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such party and its subsidiaries or affiliates;

•	amend any material financial accounting policies or procedures, except as required by changes to GAAP;

•

make, change or revoke any material election with respect to taxes, change any material tax accounting method or period, enter into any material closing agreement with respect to taxes, enter into any material tax sharing, allocation or indemnification agreement or arrangement, settle, compromise or otherwise finally resolve any material tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of taxes, or fail to file when due (taking into account any available extensions) any material tax return;

•

transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its subsidiaries, taken as a whole, including capital stock of any of its subsidiaries, except in connection with (i) sales of or non-exclusive licenses of the foregoing provided in the ordinary course, (ii) sales of obsolete assets, (iii) sales, leases, licenses or other dispositions of assets (not including services or sales of inventory in the ordinary course of business) with a fair market value not in excess of $150 million in the aggregate other than pursuant to material contracts in effect prior to the date of the Merger Agreement, or entered into after the date of the Merger Agreement in accordance with the Merger Agreement and (iv) sales among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

except as required by the terms of any benefit plan as in effect on the date of the Merger Agreement, as permitted under the Merger Agreement or as required by applicable law, increase or change the compensation or benefits payable to any employee other than in the ordinary course, provided that, except as expressly disclosed in such party’s disclosure letter or required pursuant to one of such party’s benefit plan, as applicable, in effect as of the date of the Merger Agreement, such party may not:

•	grant any new long-term incentive or equity-based awards or amend or modify the terms of any such outstanding awards under one of such party’s benefit plans, as applicable;

•	grant any retention or transaction bonuses;

•

increase or change the compensation or benefits payable to any executive officer (other than changes in health and welfare benefits that are generally applicable to all salaried Service Providers in the ordinary course);

•

terminate, enter into, amend or renew any material benefit plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or, other than as permitted by such party’s disclosure letter, adopt any compensation or benefit arrangement that would be a material benefit plan if it were in existence as of the date of the Merger Agreement;

•	accelerate the vesting of any compensation for the benefit of any Service Provider;

•	increase or change the severance terms applicable to any Service Provider;

•	take any action to fund or secure the payment of any amounts under any benefit plan;

•

other than as required by GAAP, change any assumptions required by GAAP used to calculate funding or contribution obligations under any benefit plan, or increase or accelerate the funding or contribution obligations under any of such party’s benefit plans, or increase or accelerate the funding rate in respect of any benefit plan; or

•

terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); except that, to the extent that such party intends to hire an individual to replace any of its named executive officers, such party will first consult in good faith with the other party prior to, and with respect to, the hiring of such individual;

•

recognize any labor union, works council, or other labor organization or employee representative as the representative of any of the employees of such party or its subsidiaries, or become a party to, establish, adopt, amend, commence negotiations for or terminate any collective bargaining agreement or other labor-related contract with a labor union, works council, or other labor organization or employee representative, in each case, other than as required by applicable law;

•	incur any indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such indebtedness, except for:

•	indebtedness for borrowed money incurred in the ordinary course under such party’s revolving credit facilities and other lines of credit existing as of the date of the Merger Agreement;

•	guarantees by such party or any direct or indirect wholly owned subsidiary of such party of indebtedness of such party or any other direct or indirect wholly owned subsidiary of such party;

•

indebtedness incurred in connection with a refinancing or replacement of existing indebtedness (but in all cases which refinancing or replacement must not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and in each case on customary commercial terms consistent in all material respects with the indebtedness being refinanced or replaced);

•	indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the ordinary course;

•

interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging contracts not entered for speculative purposes and entered into in the ordinary course and in compliance with its risk management and hedging policies or practices in effect on the date of the Merger Agreement; or

•	indebtedness incurred among such party and its direct or indirect wholly owned subsidiaries or among such party’s direct or indirect wholly owned subsidiaries;

•

convene any special meeting (or any adjournment or postponement thereof) of such party’s stockholders other than the C&J Special Meeting and Keane Special Meeting as described in this joint proxy statement/prospectus; or

•	agree or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals

Each of C&J and Keane has agreed that neither it nor any of its subsidiaries, will, and that it will cause its and its subsidiaries’ Representatives not to directly or indirectly:

•

initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of the Merger Agreement prohibit such discussions or negotiations);

•

provide any nonpublic information to any person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•

otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

•

waive or release any person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, provided that if C&J (acting at the direction of the C&J Board) or Keane (acting at the direction of the Keane Special Committee) as applicable, determines in good faith after consultation with such party’s legal counsel that the failure to waive a particular standstill provision would be a breach of such party’s fiduciary duties under applicable law, then such party may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an Acquisition Proposal; or

•

resolve, agree or publicly propose to, or permit the relevant party, any of its subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to above.

An “Acquisition Proposal” means:

•

any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving a party or any of its subsidiaries and involving, directly or indirectly, 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries of such party); or

•

any acquisition by any person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of a party or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of subsidiaries) of such party in each case of this bullet and the preceding bullet, other than the merger and the other transactions contemplated by the Merger Agreement, except that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to a Regulatory Remedy, in accordance with the Merger Agreement will not be deemed an Acquisition Proposal.

Notwithstanding the restrictions described above, prior to, but not after, the time the C&J Required Vote or the Keane Required Vote is obtained, as applicable, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of the Merger Agreement that did not arise from or in connection with a breach of the above obligations, C&J (acting at the direction of the C&J Board) or Keane (acting at the direction of the Keane Special Committee), as applicable, may:

•

provide information in response to a request therefor (including nonpublic information regarding it or any of its subsidiaries) to the person who made such Acquisition Proposal only if such information has previously been made available to, or is made available to the other party prior to or substantially concurrently with the time such information is made available to the person who made such Acquisition Proposal and, prior to furnishing any such information, such party receives from the person making such Acquisition Proposal an executed confidentiality agreement containing terms that are generally not less restrictive to the person who made such Acquisition Proposal than the terms in a confidentiality agreement with C&J or Keane, as applicable (provided that such confidentiality agreement need not include any “standstill” terms), and which confidentiality agreement does not prohibit compliance by either of C&J or Keane, as applicable, with this bullet point; and

•	participate in any discussions or negotiations with any such person regarding such Acquisition Proposal,

in each case if, and only if, prior to taking any such action, the C&J Board or the Keane Special Committee, as applicable, determines in good faith after consultation with its outside legal counsel that based on the information then available and after consultation with its financial advisor (i) such Acquisition Proposal either constitutes a Superior Proposal (as defined in “The Merger Agreement—Covenants—No Solicitation of Acquisition Proposals”) or could reasonably be expected to result in a Superior Proposal and (ii) failure to engage in such activities would reasonably be expected to be inconsistent with its directors’ fiduciary duties under applicable law.

A “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (except that the references in the definition thereof to “20% or more” will be deemed to be references to “50% or more”) made after the date of the Merger Agreement that the C&J Board or the Keane Special Committee, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor:

•

would result in a transaction more favorable (including, without limitation, from a financial point of view) to such party’s stockholders than the merger and the other transactions contemplated by the Merger Agreement; and

•	is reasonably likely to be consummated on the terms proposed,

in each case of the preceding two bullets, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of and any prior dealings with the person or persons making the proposal and any other aspects considered relevant by the C&J Board or the Keane Special Committee, as applicable, including any revisions to the terms of the Merger Agreement proposed by C&J or Keane, as applicable, pursuant to the terms of the Merger Agreement.

Notice Regarding Acquisition Proposals

Each of C&J and Keane must promptly (and, in any event, within 24 hours) give notice to the other party if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and must then keep the other party reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals or offers (including any amendments) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

No Change of Recommendation

Each of C&J and Keane has agreed that, except as otherwise set forth in the Merger Agreement, the C&J Board or the Keane Board, as applicable, including any committee thereof (including, as applicable, the Keane Special Committee) will not:

•

withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the recommendation to the holders of shares of such party’s common stock to vote in favor of the adoption of the Merger Agreement or the approval of the issuance of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement in a manner adverse to C&J or Keane, as applicable;

•	fail to include the C&J recommendation or the Keane recommendation in this joint proxy statement/prospectus;

•

fail to recommend against acceptance of a tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of such party’s common stock, in each case, within ten business days after the commencement of such tender or exchange offer (or, if earlier, prior to the C&J Special Meeting or Keane Special Meeting, as applicable) (for the avoidance of doubt, the taking of no position or a neutral position by such party’s board of directors in respect of the acceptance of any such tender offer or exchange offer as of the end of such period will constitute a failure to recommend against acceptance of any such offer);

•

approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement permitted as discussed above in “—No Solicitation of Acquisition Proposals”) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement” and any action described in this bullet or the preceding three bullets, a “Change of Recommendation”); or

•	cause or permit such party to enter into an Alternative Acquisition Agreement.

Permitted Change of Recommendation—Superior Proposal

Prior to, but not after, the time the C&J Required Vote or the Keane Required Vote is obtained, as applicable, the C&J Board or the Keane Board (acting at the direction of the Keane Special Committee), as applicable, may effect a Change of Recommendation if an unsolicited, bona fide written Acquisition Proposal received after the date of the Merger Agreement that did not arise from or in connection with a breach of the obligations set forth in the Merger Agreement is received by a party and is not withdrawn, and the C&J Board or the Keane Special Committee, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) failure to consider such Acquisition Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law, and:

•

such party has given the other party written notice of such action and the basis therefor four business days in advance, which notice sets forth in writing that the C&J Board or the Keane Board (acting at the direction of the Keane Special Committee), as applicable, intends to consider whether to take such action and complies in form, substance and delivery with the terms of the Merger Agreement (a “Board Recommendation Notice”);

•

after giving such Board Recommendation Notice and prior to making a Change of Recommendation, such party negotiates in good faith with the other party (to the extent the other party wishes to negotiate), to make such revisions to the terms of the Merger Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal; and

•

at the end of the four business day period, prior to and as a condition to making a Change of Recommendation, the C&J Board or the Keane Special Committee, as applicable, takes into account any adjustments or revisions to the terms of the Merger Agreement irrevocably proposed in writing by the other party and any other information offered by the other party in response to the Board Recommendation Notice, and has determined in good faith after consultation with its outside legal counsel and its financial advisor that (i) such Superior Proposal would continue to constitute a Superior Proposal, if such changes offered in writing by the other party were to be given effect and (ii) failure to pursue such Superior Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law.

Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for the purposes of the obligations described above except that references to “four business days” will be deemed to be references to “two business days” and such two business day period will expire at 11:59 p.m. New York time on the second business day immediately following the day on which such new Board Recommendation Notice is delivered.

Permitted Change of Recommendation—Intervening Event

Prior to, but not after, the time the C&J Required Vote or the Keane Required Vote is obtained, as applicable, the C&J Board or the Keane Board (acting at the direction of the Keane Special Committee), as applicable, may effect a Change of Recommendation if an Intervening Event has occurred, and prior to taking such action, the C&J Board or the Keane Special Committee, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and:

•	such party has given the other party a Board Recommendation Notice four business days in advance, which notice includes a reasonably detailed description of such Intervening Event;

•

after giving such Board Recommendation Notice and prior to making a Change of Recommendation, such party negotiates in good faith with the other party (to the extent such party wishes to negotiate), to make such revisions to the terms of the Merger Agreement as would cause such effect to cease to be an Intervening Event; and

•

at the end of the four business day period, prior to and as a condition to effecting a Change of Recommendation, the C&J Board or the Keane Special Committee, as applicable, will take into account any changes to the terms of the Merger Agreement proposed in writing by the other party and any other information offered by other party in response to the Board Recommendation Notice, and has determined in good faith after consultation with its outside legal counsel and its financial advisor that (i) such Intervening Event remains in effect and (ii) the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law if such adjustments or revisions irrevocably offered in writing by the other party were to be given effect.

An “Intervening Event” means any material effect that was not known or reasonably foreseeable by the C&J Board or the Keane Board, as applicable, on the date of the Merger Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of the Merger Agreement), which effect or consequences, as applicable, become known by such board of directors prior to the time C&J receives the C&J Required Vote or Keane receives the Keane Required Vote, as applicable, except that:

•

in no event will the receipt, existence or terms of an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an Intervening Event has occurred;

•

in no event will any changes in the market price or trading volume of a party’s common stock or the fact that such party meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an Intervening Event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an Intervening Event has occurred;

•

in no event will any effect constitute an Intervening Event solely as a result of the fact that such event has had or would reasonably be expected to have an adverse effect on the business or financial condition of the other party, unless such effect constitutes a material adverse effect;

•	in no event will any effect resulting from any action taken or omitted by C&J or Keane, as applicable, that is required to be taken or omitted by C&J or Keane, as applicable, pursuant to the Merger

Agreement (other than with respect to any obligation of C&J and Keane, as applicable, in accordance with the interim operating covenants) be taken into account for purposes of determining whether an Intervening Event has occurred; or

•

in no event will any effect resulting from changes after the date of the Merger Agreement in general economic or business conditions in the United States or elsewhere in the world (including the prices of oil, gas, natural gas, natural gas liquids or other commodities) be taken into account for purposes of determining whether an Intervening Event has occurred.

Nothing contained in the Merger Agreement will prevent C&J or Keane from complying with its disclosure obligations under applicable United States federal or state law with regard to an Acquisition Proposal or making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder, except that C&J or Keane may not effect a Change of Recommendation other than in accordance with the procedures described above.

Existing Discussions

Each of C&J and Keane must, and must cause its subsidiaries to, use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person prior to the date of the Merger Agreement with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. Each of C&J and Keane must promptly deliver a written notice to each such person providing only that such party is ending all discussions and negotiations with such person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, which notice must also request the prompt return or destruction of all confidential information concerning such party and any of its subsidiaries, as applicable, that has been furnished to such person by or on behalf of such party or any of its subsidiaries. Each of C&J and Keane will promptly terminate all physical and electronic data access previously granted to such persons.

C&J Special Meeting

In accordance with applicable law and its organizational documents, C&J must take all action necessary to convene the C&J Special Meeting as promptly as practicable after this joint proxy statement/prospectus is declared effective, to consider and vote upon the approval of the C&J Merger Proposal and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the Merger Agreement, or, if there are insufficient shares of C&J Common Stock represented (either in person or by proxy) to constitute a quorum at the originally scheduled C&J Special Meeting. Subject to the right of the C&J Board to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, C&J must use reasonable best efforts to solicit from its stockholders proxies in favor of the C&J Merger Proposal.

Each of C&J and Keane will cooperate and use their reasonable best efforts to schedule and convene their respective special meetings on the same date. C&J agrees to provide the Keane reasonably detailed periodic updates concerning proxy solicitation on a timely basis and to give written notice to Keane one day prior to the C&J Special Meeting indicating whether as of such date sufficient proxies representing the C&J Required Vote have been obtained. The C&J Special Meeting may be adjourned, including at Keane’s request, if it is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered or if C&J has not received sufficient proxies to obtain the C&J Required Vote as of two business days before the C&J Special Meeting. Such adjournment must not be more than ten days in connection with any one postponement or adjournment or to a date that is no later than three business days prior to the Outside Date.

Unless this Agreement has been terminated in accordance with its terms, as described in “—Termination of the Merger Agreement,” the obligation of C&J to call, give notice of, convene and hold the C&J Special Meeting to consider and vote upon the adoption of the Merger Agreement, will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

Keane Special Meeting

In accordance with applicable law and its organizational documents, Keane must take all action necessary to convene the Keane Special Meeting as promptly as practicable after this joint proxy statement/prospectus is declared effective, to consider and vote upon the approval of the Keane Share Issuance Proposal and must not postpone or adjourn such meeting except to the extent required by law, in accordance with the terms of the Merger Agreement, or, if there are insufficient shares of Keane Common Stock represented (either in person or by proxy) to constitute a quorum at the originally scheduled Keane Special Meeting. Subject to the right of the Keane Board (acting at the direction of the Keane Special Committee) to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, Keane must use reasonable best efforts to solicit from its stockholders proxies in favor of the Keane Share Issuance Proposal.

Each of C&J and Keane will cooperate and use their reasonable best efforts to schedule and convene their respective special meetings on the same date. Keane agrees to provide C&J reasonably detailed periodic updates concerning proxy solicitation on a timely basis and to give written notice to C&J one day prior to the Keane Special Meeting indicating whether as of such date sufficient proxies representing the Keane Required Vote, as applicable, have been obtained. The Keane Special Meeting may be adjourned, including at the C&J’s request, if it is necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus is delivered or if Keane has not received sufficient proxies to obtain or the Keane Required Vote as of two business days before the Keane Special Meeting. Such adjournment must not be more than ten days in connection with any one postponement or adjournment or to a date that is no later than three business days prior to the Outside Date.

Unless this Agreement has been terminated in accordance with its terms, as described in “—Termination of the Merger Agreement,” the obligation of Keane to call, give notice of, convene and hold the Keane Special Meeting to consider and vote upon the Keane Share Issuance Proposal, will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

Cooperation; Efforts to Consummate

On the terms and subject to the conditions set forth in the Merger Agreement, C&J and Keane are required to cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable law to cause the conditions to closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Outside Date) and to consummate and make effective the merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable (and in any event no later than the Outside Date) all consents necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the merger and the other transactions contemplated by the Merger Agreement, executing and delivering any additional instruments necessary to consummate the merger and the other transactions contemplated by the Merger Agreement and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the merger and the other transactions contemplated by the Merger Agreement.

C&J and Keane will jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made with, or submitted to, any third party or any governmental entity in connection with the merger and the other transactions contemplated by the Merger Agreement. Neither C&J nor Keane will permit any of its officers or other Representatives to participate in any substantive meeting, telephone call or conference with any governmental entity in respect of any filing, investigation or otherwise relating to the merger and the other transactions contemplated by the Merger Agreement unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate therein.

Each of the parties will use reasonable best efforts to furnish to each other all information required for any filing, other than confidential or proprietary information not directly related to the merger and the other transactions contemplated by the Merger Agreement, and to give the other party reasonable prior notice of any such filing and, to the extent practicable, keep the other party reasonably informed with respect to the status of each consent sought from a governmental entity in connection with the merger and the other transactions contemplated by the Merger Agreement and the material communications between such party and such governmental entity, and, to the extent practicable, permit the other party to review and discuss in advance, and consider in good faith the views of the other in connection with any such filing or communication.

Each of the parties will promptly furnish the other with copies of all correspondence, filings (except for the parties’ initial HSR Act notification filings) and material communications between them and their affiliates and Representatives, on one hand, and any such governmental entity or its respective staff on the other hand, with respect to the merger and the other transactions contemplated by the Merger Agreement in order for such other party to meaningfully consult and participate in accordance with the Merger Agreement, except that materials furnished may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

Subject to applicable law, each party and its subsidiaries will not agree to any actions, restrictions or conditions with respect to obtaining any consent in connection with the merger and the other transactions contemplated by the Merger Agreement, and neither party will directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a governmental entity related to the Merger Agreement or the merger or the other transactions contemplated by the Merger Agreement, in each case, without the prior written consent of the other party. In exercising the foregoing rights, each of C&J and Keane will act reasonably and as promptly as reasonably practicable.

Subject to certain exceptions, neither C&J nor Keane will, and each of them will cause their respective subsidiaries not to, take any action, including acquiring any asset, property, business or person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, adversely affect or materially delay obtaining any consent or making any filing contemplated by the Merger Agreement or the timely receipt thereof.

On the terms and subject to the conditions set forth in the Merger Agreement, each of C&J and Keane agrees to:

•

subject to applicable law, promptly provide to each and every federal, state, local or foreign court or governmental entity with jurisdiction over enforcement of any applicable antitrust law (a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the merger and the other transactions contemplated by the Merger Agreement; and

•

promptly use its reasonable best efforts to take all reasonably necessary, proper or advisable steps to avoid the entry of, and resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any proceeding or inquiry of any kind that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the merger or the other transactions contemplated by the Merger Agreement, including:

•

the defense through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other proceeding by any person or entity seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the merger or the other transactions contemplated by the Merger Agreement; and

•

(i) proposing, negotiating, committing to and agreeing to sell, lease, license or otherwise dispose of, or hold separate pending such disposition; (ii) agreeing to restrictions or actions that after the effective time would limit Keane’s or its subsidiaries’ or affiliates’ freedom of action or operations with respect to, or its ability to retain, one or more of its subsidiaries’ businesses, product lines or assets; or (iii) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations and promptly effecting the sale, lease, license, divestiture, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of C&J or Keane or either of their respective subsidiaries, if such remedy described in the two preceding bullets (such action, a “Regulatory Remedy”) should be reasonably necessary, proper or advisable so as to permit the consummation of the merger and the other transactions contemplated by the Merger Agreement on a schedule as close as possible to that contemplated in the Merger Agreement, except that neither C&J nor Keane is required to effectuate or agree to effectuate any such Regulatory Remedy described in the three preceding bullets unless such remedy is conditioned upon the closing and only effective following the closing.

Neither the covenants described in this section nor the “reasonable best efforts” standard in the Merger Agreement will require, or be construed to require, C&J or Keane or any of their respective subsidiaries or other affiliates to (i) waive any of the conditions to the closing of the merger, (ii) take, effect or agree to any regulatory remedies unless such Regulatory Remedy is conditioned upon the occurrence of the closing or is effective on or after the closing, or (iii) take, effect or agree to any Regulatory Remedy that individually or in the aggregate with any other Regulatory Remedy to be taken, effected or agreed to, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of C&J and its subsidiaries, taken as a whole, or Keane and its subsidiaries, taken as a whole (a “Burdensome Effect”), not taking into account any proceeds received or expected to be received from any such action.

C&J and Keane will use reasonable best efforts to cooperate with each other and work in good faith in formulating any such Regulatory Remedy described above.

Status and Notifications

Subject to applicable law and except as otherwise required by any governmental entity, C&J and Keane each will keep the other apprised of the status of material matters relating to completion of the merger and the other transactions contemplated by the Merger Agreement, including promptly furnishing the other with copies of notices or other substantive communications received by C&J or Keane, as applicable, or any of its subsidiaries from any third party and/or any governmental entity with respect to the merger and the other transactions contemplated by the Merger Agreement.

Financing and Indebtedness

Prior to the effective time, (i) upon request by Keane, C&J will (and will cause its subsidiaries to), subject to applicable law and the limitations set forth in the Merger Agreement, reasonably cooperate with Keane, including using reasonable best efforts to furnish Keane with all information concerning itself, its subsidiaries, directors and officers and such other matters as may be reasonably necessary or advisable to implement any necessary, appropriate or desirable amendments to, or in connection with, (a) Keane’s asset-based revolving credit agreement (the “Existing ABL Facility”) and (b) Keane’s term loan facility; and (ii) both C&J and Keane will cooperate in good faith to mutually determine and use reasonable best efforts to implement any other necessary, appropriate or desirable arrangements in respect of Keane’s indebtedness that will remain outstanding (including the potential roll over of any outstanding letters of credit under the C&J debt documents into Keane’s debt documents) in anticipation of the consummation of the transactions contemplated by the Merger Agreement.

Immediately prior to the closing, (i) C&J’s asset-based revolving credit agreement, including the total commitments thereunder, and related agreements, instruments and other documents will have been terminated, all loans thereunder will have been repaid in full, together with interest thereon, all other amounts owing pursuant to such agreements will have been repaid in full, and all letters of credit, if any, issued thereunder will have been terminated or, in the case of each of the foregoing, such obligations will have been otherwise satisfied pursuant to arrangements reasonably satisfactory to C&J and Keane and (ii) all security interests and encumbrances granted under C&J’s asset-based revolving credit agreement on the assets owned by C&J will have been released or otherwise terminated.

Keane and C&J have had preliminary discussions with potential lenders, financial intermediaries and advisors and on or following the consummation of the merger, subject to market conditions, the Combined Company intends to enter a new or upsized and/or extended asset-based revolving credit agreement (the “Combined Company ABL Facility”). If the Combined Company enters into the Combined Company ABL Facility, the intended use of the proceeds thereof is to repay all amounts outstanding under, and to terminate, the Existing ABL Facility. The merger is not contingent upon Keane or the Combined Company entering into the Combined Company ABL Facility, and there can be no assurance that Keane or the Combined Company will enter into the Combined Company ABL Facility and terminate the Existing ABL Facility.

C&J has also had discussions with potential lenders, financial intermediaries and advisors with respect to a potential new credit facility in an amount of up to $100 million (the “New Loan Facility”) that would, subject to market conditions, be entered into prior to the consummation of the merger to be used for such things as to finance payment of the Pre-closing Cash Dividend. It is expected that the New Loan Facility would be repaid and terminated prior to the effective time. Neither payment of the Pre-closing Cash Dividend nor the consummation of the merger is contingent upon C&J entering into the New Loan Facility, and there can be no assurance that C&J will enter into the New Loan Facility.

Access to Information

Subject to applicable law and certain exceptions and conditions, C&J and Keane each must, upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of any statement, filing, notice or application made by or on behalf of C&J, Keane or any of their respective subsidiaries to any third party or any governmental entity in connection with the merger and other transactions contemplated by the Merger Agreement and each of C&J and Keane must, upon giving of reasonable notice by C&J or Keane, as applicable, use reasonable best efforts to afford C&J’s or Keane’s officers and other authorized Representatives, as applicable, reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the effective time, to its Service Providers, agents, contracts, books and records, as well as properties, offices and other facilities, and, during such period, each party must (and must cause its subsidiaries to) use reasonable best efforts to furnish promptly to the other party all information concerning its business, properties and personnel as may reasonably be requested, including in connection with the preparation of this joint proxy statement/prospectus, or any other statement, filing, notice or application made by or on behalf of C&J, Keane or any of their respective subsidiaries to any third party or any governmental entity in connection with the merger and the other transactions contemplated by the Merger Agreement.

NYSE Listing and Delisting

Prior to the effective time, Keane will use its reasonable best efforts to cause the shares of Keane Common Stock to be issued in the merger to be approved for listing on the NYSE, subject to official notice of issuance. Prior to the effective time, C&J must cooperate with Keane and use reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting of the shares of C&J Common Stock from the NYSE and the deregistration of such shares under the Exchange Act as promptly as practicable after the effective time.

The outstanding warrants to purchase shares of C&J Common Stock issued pursuant to the Warrant Agreement, will be deemed exercised on the last trading day prior to the closing date in accordance with the terms and conditions thereof. No warrants to purchase shares of C&J Common Stock will be outstanding at the effective time, such warrants to be deregistered under the Exchange Act.

Publicity

C&J and Keane are required to consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement, the merger or the other transactions contemplated by the Merger Agreement and may not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed, except that (i) any such press release or public statement as may be required by applicable law or any listing agreement with any national securities exchange may be issued prior to such consultation if the party making the release or statement has used its reasonable best efforts to consult with the other party on a timely basis and (ii) each party may issue public announcements or make other public disclosures regarding the Merger Agreement or the merger or the other transactions contemplated by the Merger Agreement that consist solely of information previously disclosed in press releases or public statements previously approved by either party or made by either party in compliance with the Merger Agreement. The immediately preceding sentence does not apply to any disclosure of information concerning the Merger Agreement in connection with any dispute between the parties regarding the Merger Agreement or in respect of internal announcements to employees which are not made public, and, subject to certain exceptions, neither party is required to consult with or obtain approval from the other party with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters relating thereto or a Change of Recommendation.

Employee Benefits Matters

From and after the effective time, C&J’s and Keane’s benefit plans will remain in effect with respect to current and former Service Providers that are covered by such plans at the effective time, until such time as Keane, with the input of the post-closing integration team (please see “The Merger—Board of Directors and Management of the Combined Company—Management”) and a third party independent employee benefits consultant, will otherwise determine, subject to applicable law and the terms of C&J’s and Keane’s benefit plans, and taking into account the best features of C&J’s and Keane’s benefit plants such that employees will not be detrimentally impacted on an aggregate basis.

For at least one year following the effective time, Keane will cause (i) each Service Provider of C&J and its subsidiaries at the effective time who continues to remain employed with Keane or its subsidiaries following the effective time and (ii) each Service Provider of Keane and its subsidiaries at the effective time who continues to remain employed with Keane or its subsidiaries following the effective time (collectively, the “Continuing Employees”) with compensation and benefits that are comparable to the compensation and benefits provided to each such Continuing Employee prior to the effective time.

With respect to any benefit plans in which any Continuing Employee first becomes eligible to participate on or after the effective time and in which such Continuing Employees did not participate prior to the effective time

(the “New Plans”), (i) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such new plan replaces coverage under a comparable C&J benefit plan in which such Continuing Employee participated immediately before the replacement, (ii) for purposes of each new plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Keane will cause all pre-existing condition exclusions and actively-at-work requirements of such new plan to be waived for such employee and his or her covered dependents except to the extent such pre-existing conditions and actively-at-work requirements would apply under the analogous benefit plan, and Keane will cause any eligible expenses incurred by such employee and his or her covered dependents under a benefit plan during the portion of the plan year prior to the effective time to be taken into account under such new plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such new plan, and (iii) recognize all service of the Continuing Employees with C&J and Keane and their respective affiliates and predecessors, for purposes of eligibility to participate, vesting credit, entitlement to benefits and levels of benefits in any new plan in which such Continuing Employees may be eligible to participate after the effective time, to the extent such service is taken into account under the applicable new plan, except where such credit would result in a duplication of benefits.

At the effective time, a “change in control” or “change of control” will occur or will be deemed to occur for purposes of C&J’s and Keane’s benefit plans, policies, programs or agreements (including, but not limited to employment agreements and award agreements under C&J’s and Keane’s stock plans that include the term “change in control” or “change of control,” as applicable).

Each C&J Continuing Employee who as of immediately prior to the effective time is eligible for an annual bonus for 2019 under C&J’s benefit plans and who (i) remains employed with Keane or its subsidiaries through the regular payment date for such bonus or (ii) with respect to a non-executive Continuing Employee, is terminated without cause prior to such regular payment date, in each case, will receive in cash the following bonus to the extent such bonus is not otherwise paid prior to the effective time:

•

for the period from January 1, 2019 through the closing date, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under such C&J benefit plans, which bonus, for the avoidance of doubt, will be prorated to reflect the number of calendar days during such period; and

•

for the period from the day immediately following the closing date to December 31, 2019, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under such C&J benefit plans, but in no event less than 100% of the target amount of such bonus, which will be prorated to reflect the number of calendar days during the post-effective time portion of the year during which such C&J Continuing Employee was employed.

Each Keane Continuing Employee who as of immediately prior to the effective time is eligible for an annual bonus for 2019 under Keane’s benefit plans and who (i) remains employed with Keane or its subsidiaries through the regular payment date for such bonus or (ii) is terminated without cause prior to such regular payment date, in each case, will receive in cash the following bonus to the extent such bonus is not otherwise paid prior to the effective time:

•

for the period from January 1, 2019 through the closing date, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under such Keane benefit plan, which bonus, for the avoidance of doubt, will be prorated to reflect the number of calendar days during such period; and

•

for the period from the day immediately following the closing date to December 31, 2019, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under such Keane benefit plan, but in no event less than 100% of the target amount of such bonus, which will be prorated to reflect the number of calendar days during the post-effective time portion of the year during which such Keane Continuing Employee was employed.

Expenses

Except as otherwise provided in certain provisions related to the effect of termination of the Merger Agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the Merger Agreement and the merger and other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense, except that expenses incurred in connection with any filing fees in connection with the HSR Act, any other antitrust law, this joint proxy statement/prospectus and the printing and mailing of this joint proxy statement/prospectus will be shared equally by C&J and Keane.

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that, from and after the effective time, Keane will indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of the Merger Agreement under applicable law, C&J’s organizational documents and any indemnification agreements in effect as of the date of the Merger Agreement, each Indemnified Party against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, including in connection with (i) the Merger Agreement, the merger or the other transactions contemplated by the Merger Agreement, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Keane will also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable law, C&J’s organizational documents and any indemnification agreements in effect as of the date of the Merger Agreement, except that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification.

Prior to the effective time, C&J will and, if C&J is unable to, Keane will, as of the effective time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of C&J’s existing directors’ and officers’ insurance policies, and (ii) C&J’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the effective time, from one or more insurance carriers with the same or better credit rating as C&J’s insurance carrier as of the date of the Merger Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as C&J’s existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the Merger Agreement or the merger and other transactions contemplated by the Merger Agreement). If C&J and Keane for any reason fail to obtain such “tail” insurance policies as of the effective time, Keane will continue to maintain in effect for the Tail Period such insurance policies in place as of the date of the Merger Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in C&J’s existing policies as of the date of the Merger Agreement, or Keane will purchase comparable insurance policies for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in C&J’s existing policies as of the date of the Merger Agreement, except that in no event will the aggregate cost of the insurance policy exceed during the Tail Period 300% of the current aggregate annual premium paid by C&J for such purpose, and if the cost of such insurance coverage exceeds such amount, Keane will obtain a policy with the greatest amount of directors’ and officers’ insurance available for a cost not exceeding such amount.

During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the effective time and rights to advancement of related expenses existing at the time of the Merger Agreement in favor of any Indemnified Party as provided in the organizational documents of C&J and its subsidiaries or any indemnification agreement between such person and C&J or any of its subsidiaries, in each case, as in effect on the date of the Merger Agreement, will survive the merger and other transactions contemplated by the Merger Agreement unchanged and will not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such person.

The indemnification, exculpation and insurance provisions in the Merger Agreement are intended to be for the benefit of, and from and after the effective time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the Merger Agreement, who will be third-party beneficiaries of such provisions.

Litigation

C&J and Keane, as applicable, have agreed to promptly advise the other party of any litigation commenced after the date of the Merger Agreement against C&J, Keane or any of their respective directors (in their capacity as such) relating to the Merger Agreement or the merger or other transactions contemplated by the Merger Agreement, and to keep the other party reasonably informed regarding any such litigation. C&J and Keane, as applicable, have agreed to give the other party the opportunity to participate in the defense or settlement of any such litigation, and that no such settlement will be agreed to without the other party’s prior written consent (which consent must not be unreasonably withheld, conditioned or delayed).

Conditions to the Completion of the Merger

Each party’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	receipt of the C&J Required Vote;

•	receipt of the Keane Required Vote;

•	the shares of Keane Common Stock issuable in accordance with the Merger Agreement being approved for listing on the NYSE;

•

expiration or earlier termination of waiting periods under the HSR Act, which early termination was received on July 18, 2019, the receipt of all Requisite Regulatory Approvals, and the continued full force and effectiveness of the Requisite Regulatory Approvals;

•

no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or governmental order in connection with a Requisite Regulatory Approval that remains in effect that would require either C&J or Keane or any of their subsidiaries to take or commit to take any actions constituting or that would reasonably be expected to have a Burdensome Effect, or would otherwise constitute or reasonably be expected to have a Burdensome Effect;

•	no governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any Relevant Legal Restraint; and

•

this joint proxy statement/prospectus becomes effective, no stop order suspending the effectiveness of this joint proxy statement/prospectus is issued and remains in effect, and no proceedings for that purpose have commenced or are threatened in writing by the SEC.

C&J’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	the accuracy of the representations and warranties of Keane as follows:

•

the representations and warranties of Keane regarding organization, good standing and qualification, corporate authority and approval, takeover statutes, and Keane’s brokers and finders must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all material respects as of such particular date or period of time);

•

the representations and warranties of Keane regarding the absence of certain changes or events that has had or would, individually or in the aggregate, reasonably be excepted to have a materially adverse effect on Keane, must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the closing date;

•

the representation of Keane regarding its capital structure must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the closing date, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of Keane and Merger Sub set forth in the Merger Agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to Keane;

•	Keane’s and Merger Sub’s performance of, in all material respects, their obligations under the Merger Agreement required to be performed at or prior to the closing date;

•

the receipt by C&J of a certificate of the chief executive officer or chief financial officer of Keane certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied;

•	Keane having taken the actions necessary regarding governance of Keane as provided in the Merger Agreement effective as of the effective time; and

•

the receipt by C&J of a written opinion from C&J’s outside legal counsel (or if C&J’s outside legal counsel is unable to deliver such opinion, Keane’s outside legal counsel), dated as of the closing date, to the effect that the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Keane’s obligation to effect the merger is subject to the satisfaction at closing or waiver at or prior to closing of each of the following conditions:

•	the accuracy of the representations and warranties of C&J as follows:

•

the representations and warranties of C&J regarding organization, good standing and qualification, corporate authority and approval, takeover statutes, and C&J’s brokers and finders must have been true and correct in all material respects as of the date of the Merger Agreement and must be true and correct in all material respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all material respects as of such particular date or period of time);

•

the representations and warranties of C&J regarding the absence of certain changes or events that has had or would, individually or in the aggregate, reasonably be excepted to have a materially adverse effect on C&J, must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the closing date;

•

the representation of C&J regarding its capital structure must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the closing date, other than, in each case, de minimis inaccuracies; and

•

each other representation and warranty of C&J set forth in the Merger Agreement must be true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty must be so true and correct in all respects as of such particular date or period of time), except for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or material adverse effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect with respect to C&J;

•	C&J’s performance of, in all material respects, its obligations under the Merger Agreement required to be performed at or prior to the closing date;

•

the receipt by Keane of a certificate of the chief executive officer or chief financial officer of C&J certifying that the conditions in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied; and

•

the receipt by Keane of a written opinion from Keane’s outside legal counsel (or if Keane’s outside legal counsel is unable to deliver such opinion, C&J’s outside legal counsel), dated as of the closing date, to the effect that the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

Termination by Mutual Consent

The Merger Agreement may be terminated and the merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the effective time by mutual written consent of C&J (acting at the direction of the C&J Board) and Keane (by action of the Keane Board (acting at the direction of the Keane Special Committee)).

Termination by Either C&J or Keane

Either C&J or Keane may terminate the Merger Agreement and the merger may be abandoned at any time prior to the effective time (by action of the C&J Board or the Keane Board (acting at the direction of the Keane Special Committee, as applicable)) if:

•

the merger has not been completed by 5:00 p.m. (New York time) on December 15, 2019, which date may be extended by either party to a date that is no later than March 15, 2020 (as applicable, the “Outside Date”), if the conditions to closing as described in the fourth bullet above in “—Conditions to the Completion of the Merger” have not been satisfied or waived on or prior to the Outside Date but all other conditions to closing have been satisfied (other than those conditions that by their nature are to be satisfied at the closing (so long as such conditions are reasonably capable of being satisfied at that time)) or waived, although such right to terminate will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements under the Merger Agreement in any manner that has been the primary cause of, or primarily resulted in, the occurrence of the failure of a condition to the consummation of the merger to be satisfied, which event is referred to as an “Outside Date termination event” and such termination is referred to as an “Outside Date termination;”

•

a Relevant Legal Restraint, as described in “—Conditions to the Completion of the Merger,” permanently restraining, enjoining, making illegal or otherwise prohibiting consummation of the merger or imposing a Regulatory Remedy that individually or in the aggregate with any other Regulatory Remedy to be taken, effected or agreed to, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of C&J and its subsidiaries, taken as a whole or Keane and its subsidiaries, taken as a whole, has become final and non-appealable, and the party seeking to terminate the agreement as described in this bullet point has used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with the Merger Agreement, although such right to terminate will not be available to any party that has breached in any material respect any of its representations, warranties, covenants or agreements under the Merger Agreement in any manner that has been the primary cause of, or primarily resulted in, the occurrence of the failure of the condition to the consummation of the merger regarding absence of Relevant Legal Restraints to be satisfied, which event is referred to as a “regulatory restraint termination event;” or

•

the C&J Required Vote or Keane Required Vote has not been obtained at the applicable special meeting (or, if the applicable special meeting has been adjourned or postponed in accordance with the Merger Agreement, at the final adjournment or postponement thereof) at which a vote on the approval of the issuance of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement or the adoption of the Merger Agreement was taken (such termination, as applicable, a “C&J no vote termination” or “Keane no vote termination”).

Termination by C&J

C&J may terminate the Merger Agreement and the merger may be abandoned at any time prior to the effective time (by action of the C&J Board):

•	prior to the time the Keane Required Vote is obtained, if the Keane Board has made a Change of Recommendation; or

•

if at any time prior to the effective time, there has been a breach by Keane of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions relating to accuracy of representations and warranties and performance of covenants would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by C&J to Keane or (ii) three business days prior to the Outside Date); except that this right to terminate the Merger Agreement is not available if C&J has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement in any manner that has been the primary cause of, or primarily resulted in, the occurrence of the failure of a condition to the consummation of the merger to be satisfied.

Termination by Keane

Keane may terminate the Merger Agreement and the merger may be abandoned at any time prior to the effective time (by action of the Keane Board (acting at the direction of the Keane Special Committee)):

•	prior to the time the C&J Required Vote is obtained, if the C&J Board has made a Change of Recommendation; or

•

if at any time prior to the effective time, there has been a breach by C&J of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions relating to accuracy of representations and warranties and performance of covenants would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of notice thereof by Keane to

C&J or (ii) three business days prior to the Outside Date); except that this right to terminate the Merger Agreement is not available if Keane has breached in any material respect any of its representations, warranties, covenants or agreements set forth in the Merger Agreement in any manner that has been the primary cause of, or primarily resulted in, the occurrence of the failure of a condition to the consummation of the merger to be satisfied.

Termination Fees

C&J will be required to pay to Keane a termination fee of $30 million if the Merger Agreement is terminated:

•	by either party pursuant to an Outside Date termination or a C&J no vote termination, or by Keane pursuant to a C&J Terminable Breach, and, in either case:

•

a bona fide Acquisition Proposal with respect to C&J has been publicly made directly to C&J stockholders or otherwise has become publicly known or any person has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to C&J (and such Acquisition Proposal or publicly announced intention has not been publicly withdrawn without qualification five business days prior to (i) the date of such termination, with respect to an Outside Date termination or the date of such termination, with respect to a C&J Terminable Breach, or (ii) the date of the C&J Special Meeting, with respect to a C&J no vote termination); and

•

within 12 months after such termination, (i) C&J or any of its subsidiaries has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to C&J or (ii) there has been consummated any Acquisition Proposal with respect to C&J (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”);

•	by Keane pursuant to a Change of Recommendation by C&J; or

•

by either C&J or Keane pursuant to a C&J no vote termination (and, at the time of such termination, Keane had the right to terminate the Merger Agreement as a result of a Change of Recommendation by C&J).

Keane will be required to pay to C&J a termination fee of $30 million if the Merger Agreement is terminated:

•	by either party pursuant to an Outside Date termination or a Keane no vote termination, or by C&J pursuant to a Keane Terminable Breach, and, in either case:

•

a bona fide Acquisition Proposal with respect to Keane has been publicly made directly to Keane stockholders or otherwise has become publicly known or any person has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Keane (and such Acquisition Proposal or publicly announced intention has not been publicly withdrawn without qualification five business days prior to (i) the date of such termination, with respect to an Outside Date termination or the date of such termination, with respect to a Keane Terminable Breach, or (ii) the date of the Keane Special Meeting, with respect to a Keane no vote termination); and

•

within 12 months after such termination, (i) Keane or any of its subsidiaries has entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Keane or (ii) there has been consummated any Acquisition Proposal with respect to Keane (in each case of clauses (i) and (ii), with 50% being substituted in lieu of 20% in each instance thereof in the definition of “Acquisition Proposal”);

•	by C&J pursuant to a Change of Recommendation by Keane; or

•

by either C&J or Keane pursuant to a Keane no vote termination (and, at the time of such termination, C&J had the right to terminate the Merger Agreement as a result of a Change of Recommendation by Keane).

Expense Reimbursement

If the Merger Agreement is terminated by (i) either C&J or Keane pursuant to a C&J no vote termination, then promptly, but in no event later than, in the case of such termination by Keane, three business days or, in the case of such termination by C&J, one business day after the date of such termination, or (ii) Keane pursuant to a C&J Terminable Breach, then promptly, but in no event later than three business days, C&J will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and stockholders’ meetings and consents of Keane up to a maximum amount equal to $7.5 million, to Keane or its designee by wire transfer of immediately available cash funds; provided that any such amounts paid will be credited (without interest) against any termination fee paid by C&J to Keane (or its designee) pursuant to the terms of the Merger Agreement.

If the Merger Agreement is terminated by (i) either C&J or Keane pursuant to a Keane no vote termination, then promptly, but in no event later than, in the case of such termination by C&J, three business days or, in the case of such termination by Keane, one business day after the date of such termination, or (ii) C&J pursuant to a Keane Terminable Breach, then promptly, but in no event later than three business days, Keane will pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of the Merger Agreement and related documentation and stockholders’ meetings and consents of C&J up to a maximum amount equal to $7.5 million, to C&J or its designee by wire transfer of immediately available cash funds; provided that any such amounts paid will be credited (without interest) against any termination fee paid by Keane to C&J (or its designee) pursuant to the terms of the Merger Agreement.

Regulatory Approvals

C&J and Keane are required to cooperate with each other and use, and to cause their respective subsidiaries to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable law to cause the conditions to closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Outside Date) and to consummate and make effective the merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other filings (including by filing no later than ten business days after the date of the Merger Agreement the notification and report form required under the HSR Act) (the “Requisite Regulatory Approvals”), and to obtain as promptly as reasonably practicable (and in any event no later than the Outside Date) all actions or non-actions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations, necessary or advisable to be obtained from any third party or any governmental entity in order to consummate the merger and the other transactions contemplated by the Merger Agreement, executing and delivering any additional instruments necessary to consummate the merger and the other transactions contemplated by the Merger Agreement and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the merger and the other transactions contemplated by the Merger Agreement.

C&J and Keane are required under the Merger Agreement to jointly act and cooperate with respect to effecting filings with and obtaining consents from governmental entities and to accept or agree to certain conditions, as described in “—Covenants—Cooperation; Efforts to Consummate,” including potential asset divestitures, in order to obtain such Requisite Regulatory Approvals.

Amendment

Subject to applicable law and the provisions of the Merger Agreement restricting modification of the parties’ obligations regarding indemnification and directors’ and officers’ insurance and relating to financing parties, at any time prior to the effective time, the parties to the Merger Agreement may amend or modify the Merger Agreement if, and only if, such amendment or modification is in writing and signed by Keane (acting at the direction of the Keane Special Committee) and C&J; provided, however, after the C&J Required Vote is obtained or the Keane Required Vote is obtained, no such amendment or modification may be made that pursuant to applicable law or NYSE rules and regulations requires further approval of C&J stockholders or Keane stockholders, as applicable, without such further approval.

Waiver

The conditions to each of the parties’ obligations to consummate the merger and the other transactions contemplated by the Merger Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law, except that any such waiver will only be effective if made in writing and executed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege under the Merger Agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in the Merger Agreement are cumulative and not exclusive of any rights or remedies provided by law.

Specific Performance

Each of the parties to the Merger Agreement has acknowledged and agreed in the Merger Agreement that the rights of each party to consummate the merger and other transactions contemplated by the Merger Agreement are special, unique and of extraordinary character and that if for any reason any of the provisions of the merger are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Pursuant to the Merger Agreement, each party agrees that, in addition to any other available remedies a party may have in equity or at law, each party will be entitled to enforce specifically the terms and provisions of the Merger Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of the Merger Agreement in the Court of Chancery of the State of Delaware without necessity of posting a bond or other form of security. In the event that any action or proceeding should be brought in equity to enforce the provisions of the Merger Agreement, no party thereto will allege, and each party thereby waives the defense, that there is an adequate remedy at law.

Third-Party Beneficiaries

C&J and Keane have agreed that their respective representations, warranties and covenants set forth in the Merger Agreement are solely for the benefit of the other parties to the Merger Agreement, in accordance with and subject to the terms of the Merger Agreement, and the Merger Agreement is not intended to, and does not, confer upon any person other than C&J, Keane and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the Merger Agreement, except with respect to the sections regarding indemnification and directors’ and officers’ insurance, sections of the Merger Agreement relating the composition of Combined Company Board after the effective time, and after the effective time, the provisions of the Merger Agreement relating to payment of the merger consideration, which inure to the benefit of, and are enforceable by, holders of C&J Common Stock and C&J equity awards as of immediately prior to the effective time to the extent necessary to receive the consideration and amount due to such persons thereunder. The representations and warranties in the Merger Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of the Merger Agreement without notice or liability to any other person. In some instances, the representations and warranties in the Merger Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties in the Merger Agreement as characterizations of actual facts or circumstances as of the date of the Merger Agreement or as of any other date.

Support Agreement

In connection with the execution of the Merger Agreement, on June 16, 2019, Keane Investor entered into the Support Agreement and Irrevocable Proxy (the “Support Agreement”), by and among Keane Investor, Cerberus, an affiliate of Keane Investor, and C&J. Keane Investor has agreed to vote or cause to be voted all shares of Keane Common Stock held by it (i) in favor of the issuance of shares of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement and (ii) against (a) any proposal made in opposition to the issuance of shares of Keane Common Stock to C&J stockholders pursuant to the Merger Agreement, (b) any Acquisition Proposal, and (c) any action or agreement that would result in a breach of any representation, warranty, covenant or agreement or any other obligation of Keane or Merger Sub under the Merger Agreement or the Support Agreement, as applicable. However, if there is a Change of Recommendation, Keane Investor will instead be required to vote the shares as prescribed in (i) and (ii) above only with respect to the lesser of (y) all of the shares of Keane Common Stock which Keane Investor is the record or beneficial owner or (z) such portion of Keane Common Stock equal to 35% of the aggregate outstanding shares of Keane Common Stock. As of the date of this joint proxy statement/prospectus, Keane Investor holds and is entitled to vote approximately 49.2% of the issued and outstanding shares of Keane Common Stock entitled to vote at the Keane Special Meeting.

The Support Agreement restricts Keane Investor and Cerberus from selling shares of Keane Common Stock owned by them until the later of (i) termination of the Merger Agreement, as described in “—Termination of the Merger Agreement,” and (ii) 45 days after the period commencing at the effective time. However, during such 45-day period, such stockholders are not prohibited from (a) pledging shares pursuant to certain loan documents of which Cerberus and/or its affiliates are a party and (b) making certain distributions of shares beneficially owned by Keane Investor to certain other beneficial owners as set forth on Schedule II of the Support Agreement.

Further, during the Standstill Period (as defined in the Support Agreement), Keane Investor and Cerberus will not, among other things, (i) acquire, offer to acquire, or agree to acquire, by purchase, or otherwise, beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) of, or rights to acquire, (a) any shares of Keane Common Stock, (b) any option, warrant, convertible security, stock appreciation right or other right to acquire such ownership, including through any swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that is exercisable for, converts into or has a settlement payment or mechanism or is priced by reference to or in relation to the value of Keane or shares of Keane Common Stock or (c) any material assets of Keane (other than as part of an authorized sale process) or any securities or material assets of any subsidiary of Keane; provided, however, that notwithstanding the foregoing, Keane Investor and Cerberus and each of their controlled affiliates may acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of Keane Common Stock provided that such beneficial ownership does not result in ownership of 30% or more of the issued and outstanding shares of Keane Common Stock in the aggregate following such transaction (assuming any stock buy-back transaction announced but not yet consummated by Keane has been consummated as of the time of such acquisition), (ii) propose to enter into any merger, business combination or recapitalization transaction involving Keane or any of its subsidiaries, (iii) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) with respect to shares of Keane Common Stock, or advise or seek to influence any person with respect to the voting of, or giving of consents with respect to, any shares of Keane Common Stock or any shares or other equity securities of Keane’s subsidiaries, (iv) seek or propose to influence or control (whether though a “group,” as such term is used in Rule 13d-5 of the Exchange Act or otherwise) the management, Keane Board (or any committee thereof), policies or affairs of Keane or any of its subsidiaries. The Support Agreement will terminate upon the earlier of the effective time and the termination of the Merger Agreement (except that the standstill provisions will terminate upon the earlier of the termination of the Merger Agreement and 12 months following the effective time and the lockup provisions will terminate upon the earlier of the termination of the Merger Agreement and 45 days following the effective time).

Stockholders’ Agreement

At the closing of the merger, the Combined Company will enter into the Stockholders’ Agreement, the form of which is attached to the Merger Agreement included in Annex A and incorporated by reference into this joint proxy statement/prospectus. Pursuant to the Stockholders’ Agreement, effective as of the effective time, Keane Investor (or Cerberus, if Cerberus no longer holds its Combined Company Common Stock through Keane Investor) will have the right to designate (i) two individuals to the Combined Company Board for as long as Keane Investor or Cerberus, as applicable, has beneficial ownership of at least 12.5% of the outstanding Combined Company Common Stock and (ii) one individual to the Combined Company Board for as long as Keane Investor or Cerberus, as applicable, has beneficial ownership of less than 12.5% but at least 7.5% of the outstanding Combined Company Common Stock. Pursuant to the Stockholders’ Agreement, Keane Investor or Cerberus, as applicable, has customary replacement rights for such designees.

Pursuant to the Stockholders’ Agreement, Keane Investor may make up to four demands for the Combined Company to register under the Securities Act all of the registrable securities not then covered by an existing and effective registration statement of the Combined Company by delivering to the Combined Company a written notice of each such demand.

Pursuant to the Stockholders’ Agreement, subject to certain limitations, if the Combined Company proposes to register any shares of common stock under the Securities Act (other than pursuant to a registration statement requested in connection with the exercise of any demand registration rights described in preceding paragraph, on Form S-4 or Form S-8 (or a similar or successor form) or with respect to certain other specified offerings) with respect to an offering of shares of Combined Company Common Stock for its own account or for the account of any of its stockholders, it must, as soon as practicable, give written notice to Keane Investor of its intention to do so (but in no event less than ten days prior to the proposed filing date) and offer Keane Investor the opportunity to register under such registration all registrable securities with respect to which the Combined Company has received written requests for inclusion therein.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of C&J and Keane, giving effect to the merger as if it had been consummated on June 30, 2019. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2019 and for the year ended December 31, 2018 combine the historical consolidated and combined statements of operations of Keane and consolidated statements of operations of C&J, giving effect to the merger as if it had been consummated on January 1, 2018. The historical consolidated financial statements of C&J have been adjusted to reflect certain reclassifications in order to conform with Keane’s financial statement presentation.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under existing U.S. GAAP, which requires that one of the two companies in the merger be designated as the acquirer for accounting purposes. C&J and Keane have determined that Keane will be the accounting acquirer in the merger based on the facts and circumstances outlined in the “The Merger Agreement—Accounting Treatment.” Accordingly, consideration given by Keane to complete the merger with C&J will be allocated to the underlying tangible and intangible assets and liabilities acquired based on their estimated fair values as of the date of completion of the merger, with any excess purchase price allocated to goodwill. As of the date of this joint proxy statement/prospectus, Keane has not completed the detailed valuation necessary to arrive at the required estimates of the fair value of C&J’s assets to be acquired and liabilities to be assumed and the related allocation of purchase price, nor has Keane identified all adjustments necessary to conform C&J’s accounting policies to Keane’s accounting policies. A final determination of the fair value of C&J’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities that exist as of the date of the completion of the merger and therefore cannot be made prior to the completion of the transaction. The final value of the consideration to be paid by Keane will be determined based on the trading price of the Keane Common Stock on the closing date of the merger. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements presented below. Keane’s estimate of the fair value of C&J’s assets and liabilities is based on discussions with C&J management, preliminary valuation studies, due diligence and information presented in public filings. Until the merger is completed, both companies are limited in their ability to share information. The final purchase price allocation is expected to be different from the pro forma purchase price allocation presented herein, and this difference may be material.

C&J and Keane are developing a plan to integrate the operations of C&J and Keane after the merger. In connection with that plan, management anticipates that certain non-recurring charges, such as operational relocation expenses, employee severance costs, asset impairments, product rebranding, and consulting expenses will be incurred as part of this integration. Management cannot identify the timing, nature and amount of such charges as of the date of this joint proxy statement/prospectus. However, any such charge could affect the future results of the Combined Company in the period in which such charges are incurred. The unaudited pro forma condensed combined financial statements do not include the effects of the costs associated with any restructuring or other integration activities resulting from the merger. The unaudited pro forma condensed combined financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities which might result from the merger.

The unaudited pro forma condensed combined financial statements should be read in conjunction with (i) the unaudited interim consolidated financial statements of C&J and Keane contained in their respective Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2019 and (ii) the audited consolidated and combined financial statements of C&J and Keane contained in their respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2018, all of which are incorporated by reference in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Combined Company would have been had the merger occurred on the dates presented, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2019

	Historical		Note 3	Note 4
(in thousands)	Keane	C&J	Reclass	Pro Forma Adjustments		Pro Forma Condensed Combined
Assets
Current assets:
Cash and cash equivalents	$117,092	$114,374	$—	$(66,871)	A	$164,595
Trade and other accounts receivable, net	199,099	341,475	—	—		540,574
Inventories, net	26,620	57,905	—	—		84,525
Assets held for sale	582	—	10,500	—		11,082
Prepaid and other current assets	5,940	37,396	(10,500)	—		32,836

Total current assets	349,333	551,150	—	(66,871)		833,612
Operating lease right-of-use assets	46,411	25,741	—	—		72,152
Finance lease right-of-use assets	8,876	—	—	—		8,876
Property and equipment, net	470,266	679,480	—	(341,114)	B	808,632
Goodwill	132,524	—	—	—	E	132,524
Intangible assets	50,941	54,483	—	(54,083)	C	51,341
Deferred financing costs	—	4,089	—	(4,089)	D	—
Other noncurrent assets	6,486	15,144	—	—		21,630

Total Assets	$1,064,837	$1,330,087	$—	$(466,157)		$1,928,767

Liabilities and Owners’ Equity
Current liabilities:
Accounts payable	$119,914	$157,188	$—	$—		$277,102
Payroll and related costs	—	38,745	(38,745)	—		—
Accrued expenses	74,391	54,014	38,745	44,219	F	211,369
Current maturities of long-term operating lease liabilities	20,453	6,707	—	—		27,160
Current maturities of long-term finance lease liabilities	4,359	—	—	—		4,359
Current maturities of long-term debt	2,561	—	—	—		2,561
Customer contract liabilities	471	—	—	—		471
Other current liabilities	1,309	—	—	—		1,309

Total current liabilities	223,458	256,654	—	44,219		524,331

Long-term operating lease liabilities, less current maturities	25,750	16,281	—	—		42,031
Long-term finance lease liabilities, less current maturities	5,709	—	—	—		5,709
Long-term debt, net of unamortized deferred financing costs and unamortized debt discount, less current maturities	336,417	—	—	—		336,417
Other noncurrent liabilities	8,247	25,123	—	—	G	33,370

Total noncurrent liabilities	376,123	41,404	—	—		417,527

Total liabilities	599,581	298,058	—	44,219		941,858

Stockholders’ equity:
Common stock	1,039	661	—	391	H	2,091
Paid-in capital excess of par value	465,995	1,286,011	—	(714,836)	F, H	1,037,170
Retained earnings (loss)	6,037	(254,587)	—	204,013	F, H	(44,537)
Accumulated other comprehensive loss	(7,815)	(56)		56	H	(7,815)

Total stockholders’ equity	465,256	1,032,029	—	(510,376)		986,909

Total liabilities and stockholders’ equity	$1,064,837	$1,330,087	$—	$(466,157)		$1,928,767

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

	Historical		Note 3	Note 5
(in thousands, except per share amounts)	Keane	C&J	Reclass	Pro Forma Adjustments		Pro Forma Condensed Combined
Revenue	$849,387	$1,011,851	—	—		$1,861,238
Operating costs and expenses:
Cost of services	662,149	824,853	—	—		1,487,002
Depreciation and amortization	141,362	117,849	—	(64,219)	A, B	194,992
Selling, general and administrative expenses	60,507	108,246	3,501	(8,960)	C	163,294
Research and development	—	3,501	(3,501)	—		—
Impairment expense	—	79,935	—			79,935
Loss on disposal of assets	151	10,718	—	—		10,869

Total operating costs and expenses	864,169	1,145,102	—	(73,179)		1,936,092

Operating loss	(14,782)	(133,251)	—	73,179		(74,854)

Other income (expense):
Other income, net	405	16	—	—		421
Interest expense	(10,872)	(789)	—	789	D	(10,872)

Total other income (expense)	(10,467)	(773)	—	789		(10,451)

Income (loss) before income taxes	(25,249)	(134,024)	—	73,968		(85,305)

Income tax benefit (expense)	(1,538)	145	—	—	E	(1,393)

Net income (loss)	$(26,787)	$(133,879)	$—	$73,968		$(86,698)

Net loss per share:
Basic net loss per share	$(0.26)	$(2.06)				$(0.41)
Diluted net loss per share	(0.26)	(2.06)				(0.41)
Weighted-average shares outstanding: basic	104,631	65,056				210,199
Weighted-average shares outstanding: diluted	104,631	65,056				210,199

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

	Historical		Note 3	Note 5
(in thousands, except per share amounts)	Keane	C&J	Reclass	Pro Forma Adjustments		Pro Forma Condensed Combined
Revenue	$2,137,006	$2,222,089	—	—		$4,359,095
Operating costs and expense:
Cost of services	1,660,546	1,724,707	—	—		3,385,253
Depreciation and amortization	259,145	224,867	—	(117,607)	A, B	366,405
Selling general and administrative expenses	114,258	225,511	6,286	—		346,055
Research and development	—	6,286	(6,286)	—		—
Loss and disposal of assets	5,047	25,676	—	—		30,723
Impairment expense	—	146,015	—	—		146,015

Total operating costs and expenses	2,038,996	2,353,062	—	(117,607)		4,274,451

Operating income (loss)	98,010	(130,973)	—	117,607		84,644

Other income (expense):
Other income (expense), net	(905)	2,453	—	—		1,548
Interest expense	(33,504)	(3,899)	—	3,899	C	(33,504)

Total other expenses	(34,409)	(1,446)	—	3,899		(31,956)

Income (loss) before income taxes	63,601	(132,419)	—	121,506		52,688

Income tax benefit (expense)	(4,270)	2,414	—	—	D	(1,856)

Net income (loss)	$59,331	$(130,005)	$—	$121,506		$50,832

Net income (loss) per share:
Basic net income (loss) per share	$0.54	$(1.94)				$0.24
Diluted net income (loss) per share	0.54	(1.94)				0.23
Weighted-average shares outstanding: basic	109,335	66,897				210,199
Weighted-average shares outstanding: diluted	109,660	66,897				216,724

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

Note 1. Description of the Transaction

On June 16, 2019, C&J and Keane agreed to the strategic combination of C&J and Keane under the terms of the Merger Agreement as described in this joint proxy statement/prospectus. The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, at the effective time, Merger Sub, a direct, wholly owned subsidiary of Keane, formed for the purpose of effecting the merger, will merge with and into C&J, with C&J as the surviving corporation and wholly owned subsidiary of Keane, and immediately thereafter, as part of the same transaction, C&J will merge with and into another wholly owned subsidiary of Keane. At the effective time, each share of C&J Common Stock issued and outstanding immediately prior to the effective time will be cancelled and converted into the right to receive 1.6149 shares of Keane Common Stock plus cash for any fractional shares of Keane Common Stock that such C&J stockholder would otherwise receive in the merger. Any cash amounts to be received by a C&J stockholder in respect of fractional shares will be aggregated and rounded to the nearest whole cent.

At the effective time, Keane will be renamed and the Combined Company Common Stock, including the shares to be issued in the merger, will be listed on the NYSE under a new ticker symbol. C&J and Keane estimate that holders of C&J Common Stock as of immediately prior to the effective time will hold, in the aggregate, approximately 50% of the issued and outstanding shares of Combined Company Common Stock (based on fully diluted shares outstanding of the Combined Company) immediately following the effective time, and holders of shares of Keane Common Stock as of immediately prior to the effective time will hold, in the aggregate, approximately 50% of the issued and outstanding shares of Combined Company Common Stock (based on fully diluted shares outstanding of the Combined Company) immediately following the effective time. Additionally, the Merger Agreement permits C&J to pay its stockholders the Pre-closing Cash Dividend prior to the effective time.

Pursuant to the Merger Agreement, at the effective time, (i) each outstanding C&J Option will convert into a Keane Option, (ii) each outstanding C&J Restricted Stock Award will convert into a Keane Restricted Stock Award, (iii) each outstanding C&J RSU Award will convert into a Keane RSU Award and (iv) each outstanding C&J Performance Share Award will convert into a Keane Restricted Stock Award. The number of shares of C&J Common Stock subject to C&J Performance Share Awards shall be deemed to be the number of shares subject to the C&J Performance Share Award with performance deemed achieved at target performance levels.

Completion of the merger is subject to regulatory approvals and clearances as well as approval by both C&J stockholders and Keane stockholders. As of the date of this joint proxy statement/prospectus, the merger is expected to be completed during the fourth quarter of 2019.

Note 2. Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting, and are based on the historical financial information of Keane and C&J. The historical consolidated and combined financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable, and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the consolidated results.

U.S. GAAP requires that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. In identifying Keane as the acquiring entity for accounting purposes, the companies took into account which entity is issuing its equity interests, the existence of a large minority interest, the intended corporate governance structure of the Combined Company, and the intended senior management of the Combined Company. No single factor was the sole determinant in the overall conclusion that Keane is the accounting acquirer; rather, all factors were considered in arriving at the conclusion. Keane, as the accounting acquirer, will account for the transaction by using Keane historical information and accounting policies and adding the assets and liabilities of C&J as of the closing date at their respective estimated fair values.

Preliminary Consideration

The initial allocation of the preliminary consideration value reflected in these pro forma statements is approximately $565.9 million, consisting of (i) equity consideration in the form of shares of Keane Common Stock issued to C&J stockholders with a preliminary estimate of $558.5 million and (ii) replacement share based compensation awards attributable to pre-merger services with a preliminary value of $7.3 million.

(i)

The amount of equity consideration is based on approximately 105.2 million shares of Keane Common Stock that Keane would expect to issue to holders of C&J Common Stock in connection with the merger, based on the number of shares of C&J Common Stock outstanding as of August 13, 2019 and the C&J exchange ratio of 1.6149 provided in the Merger Agreement. The preliminary equity consideration has been prepared based on the share price of Keane Common Stock on August 13, 2019, equal to $5.31 per share. The actual number of shares of Keane Common Stock issued to holders of C&J Common Stock will be based upon the actual number of C&J shares issued and outstanding immediately prior to the effective time. The Merger agreement does not contain any provision that would adjust the exchange ratio based on the fluctuations in the market value of either the Keane Common Stock or C&J Common Stock. As a result, the implied value of the merger consideration to C&J stockholders will fluctuate between now and the closing date of the merger.

(ii)

The amount of replacement share based compensation awards consists of restricted stock, restricted stock units, performance shares and stock options with a total preliminary value of $7.3 million and attributable to pre-combination services of C&J employees.

The preliminary consideration is calculated as follows:

(in thousands except exchange ratio and share price)
C&J common shares outstanding as of August 13, 2019	65,133
Exchange ratio	1.6149

Keane common shares issued in exchange	105,184
Keane closing share price as of August 13, 2019		$5.31

Consideration for share exchange		558,527
Fair value of replacement awards attributable to pre-combination services		7,345

Total consideration transferred		$565,872

The preliminary estimate of the consideration does not purport to represent the actual value of the total consideration that will be received by the C&J stockholders when the merger is completed. The fair value of the equity securities comprising the consideration will be measured on the closing date of the Merger at the then-current market price per share of Keane Common Stock. This will likely result in a difference from the $5.31 per share on August 13, 2019 assumed in the calculation, and that difference may be material. For example, an increase or decrease of 30% in the price of the Keane Common Stock on the closing date of the merger from the price of Keane Common Stock assumed in these pro forma financial statements would change the value of the preliminary consideration by approximately $167.6 million, which would be reflected as a corresponding increase or decrease to goodwill. Based on historical volatility, a 30% change in the share price of Keane Common Stock is reasonably possible during the period between the date of this joint proxy statement/prospectus and the expected closing date of the merger.

Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed

The table below represents an initial allocation of the preliminary consideration to C&J’s tangible and intangible assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of June 30, 2019 (amounts in thousands):

(in thousands)	Historical		Fair Value Adjustment	Fair Value
Preliminary consideration				$565,872
Inventories	57,905		—	57,905
Property and equipment	679,480		(341,114)	338,366
Intangible assets	54,483		(54,083)	400
Deferred financing costs	4,089		(4,089)	—
All other assets	467,259	(1)	—	467,259

Total assets	1,263,216		(399,286)	863,930
Accounts payable	157,188		—	157,188
Accrued expenses	54,014		—	54,014
All other liabilities	86,856		—	86,856

Total liabilities	298,058		—	298,058

Fair value of net assets				565,872

Goodwill				$—

(1)	Balance is net of the Pre-closing Cash Dividend to C&J stockholders, estimated to be $66.9 million as shown on the pro forma condensed combined balance sheet.

The acquisition method of accounting incorporates fair value measurements that can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The allocation of the estimated purchase price is preliminary, pending finalization of various estimates and analyses. Because the pro forma financial statements have been prepared based on preliminary estimates of consideration and fair values attributable to the merger, the actual amounts eventually recorded for the merger, including goodwill, may differ materially from the information presented.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not reflect the costs of any integration activities, other acquisitions and disposals not yet known or probable, including those that may be required by regulatory and governmental authorities in connection with the merger, or benefits that may result from realization of future cost savings due to operating efficiencies or revenue synergies expected to result from the merger.

The unaudited pro forma condensed combined statements of operations combines the historical consolidated and combined statements of operations of C&J and Keane for the fiscal year ended December 31, 2018, and the six months ended June 30, 2019, giving effect to the merger as if it had been consummated on January 1, 2018.

The unaudited pro forma condensed combined balance sheet combines the historical consolidated and combined balance sheets of C&J and Keane as of June 30, 2019, giving effect to the merger as if it had been consummated on June 30, 2019.

Note 3. Reclassifications

Balance Sheet Reclassifications

$38.7 million was reclassified from C&J’s payroll and related costs to accrued expenses and $10.5 million was reclassified from prepaid and other current assets to assets held for sale to conform to Keane’s presentation.

Income Statement Reclassifications

Amounts of $6.3 million and $3.5 million were reclassified from C&J’s research and development expense to selling, general and administrative expense for the fiscal year ended December 31, 2018, and the six months ended June 30, 2019, respectively, to conform to Keane’s presentation.

Note 4. Adjustments to Pro Forma Balance Sheet

A.

Represents the payment of the Pre-closing Cash Dividend to C&J stockholders, as permitted in the Merger Agreement, which is expected to occur at the discretion and approval of the C&J Board prior to the effective time.

B.	Represents the preliminary fair value and resulting adjustment to property and equipment.

C.	Represents the preliminary fair value and resulting adjustment to intangible assets.

D.	Represents the elimination of deferred financing costs due to the termination of the C&J asset-based revolving credit facility as a result of the closing of the merger.

E.	No excess of the preliminary consideration over the preliminary fair value of the assets acquired and liabilities assumed.

F.	Represents one-time transaction-related expenses and severance that have been incurred subsequent to June 30, 2019 and expenses that are expected to occur concurrent with the closing of the merger.

G.	No impact to deferred tax liabilities due to valuation allowance.

H.	The following represent the pro forma adjustments impacting equity (amounts in millions):

•	Adjustments to Historical Equity: Elimination of C&J’s historical stockholders’ equity.

•

Consideration: Represents the allocation of the preliminary equity consideration of $565.9 million to common stock at par value of $0.01 per share ($1.1 million) and additional paid-in-capital ($564.8 million).

Note 5. Adjustments to Pro Forma Income Statement

For the six months ended June 30, 2019

A.

Estimated decrease in depreciation expense related to the preliminary fair value adjustment to property and equipment acquired. Depreciation expense on depreciable real property and personal property is estimated based on weighted-average remaining useful lives of 31 and 3 years, respectively.

(in thousands)	Six Months Ended June 30, 2019
Estimated depreciation expense	$53,590
Historical depreciation expense	113,476

Pro forma adjustment to depreciation expense	$(59,886)

B.	Estimated decrease in amortization expense of $4.3 million related to the preliminary fair value adjustment to intangible assets.

C.	Elimination of $9.0 million of one-time transaction-related expenses.

D.	Elimination of interest expense primarily related to unused commitment fees and the amortization of deferred financing costs.

E.	The income tax effect of the preliminary pro forma adjustments is fully offset by a corresponding adjustment to C&J’s valuation allowance. The valuation allowance was established due to the uncertainty regarding the ultimate realization of the deferred tax assets associated with C&J’s net operating loss carryforwards. The effective tax rate of the Combined Company could be significantly different depending on the mix of activities.

For the year ended December 31, 2018

A.

Estimated decrease in depreciation expense related to the preliminary fair value adjustment to property and equipment acquired. Depreciation expense on depreciable real property and personal property is estimated based on weighted-average remaining useful lives of 31 and 3 years, respectively.

(amounts in thousands)	Year Ended December 31, 2018
Estimated depreciation expense	$107,180
Historical depreciation expense	216,102

Pro forma adjustment to depreciation expense	$(108,922)

B.	Estimated decrease in amortization expense of $8.7 million related to the preliminary fair value adjustment to intangible assets acquired, assuming a useful life of 5 years.

C.	Elimination of interest expense primarily related to unused commitment fees and the amortization of deferred financing costs.

D.

The income tax effect of the preliminary pro forma adjustments is fully offset by a corresponding adjustment to C&J’s valuation allowance. The valuation allowance was established due to the uncertainty regarding the ultimate realization of the deferred tax assets associated with C&J’s net operating loss carryforwards. The effective tax rate of the Combined Company could be significantly different depending on the mix of activities.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of (i) the Integrated Mergers to holders of C&J Common Stock and (ii) post-merger ownership and disposition of Keane Common Stock, in each case to holders of C&J Common Stock who receive the merger consideration pursuant to the Integrated Mergers. This discussion is based on the provisions of the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. This discussion does not describe any state, local or foreign or other tax consequences (including estate, gift and Medicare contribution tax consequences) of the Integrated Mergers.

This discussion assumes that holders of C&J Common Stock hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of C&J Common Stock in light of such holder’s particular circumstances, nor does it discuss the special considerations applicable to holders of C&J Common Stock subject to special treatment under the U.S. federal income tax laws, such as, for example, financial institutions or broker-dealers, mutual funds, tax-exempt organizations or governmental organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, persons who are required to recognize income or gain with respect to the merger no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code, partnerships, S corporations or other pass-through entities (or investors therein), regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, holders who acquired their C&J Common Stock through the exercise of options or otherwise as compensation, holders who hold their C&J Common Stock as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, and holders who own or have owned (directly, indirectly or constructively) 5% or more of C&J’s stock (by vote or value).

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the Integrated Mergers to holders of C&J Common Stock and post-merger ownership and disposition of Keane Common Stock; it is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Integrated Mergers and post-merger ownership and disposition of Keane Common Stock. The U.S. federal income tax laws are complex and subject to varying interpretation. Accordingly, the Internal Revenue Service, which is referred to as the IRS, may not agree with the tax consequences described in this joint proxy statement/prospectus.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds C&J Common Stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is holding C&J Common Stock, and any partners in such partnership, should consult their own tax advisors.

All holders should consult their own tax advisors to determine the particular tax consequences to them of the receipt of the merger consideration in exchange for shares of C&J Common Stock pursuant to the Integrated Mergers and the post-merger ownership and disposition of Keane Common Stock.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of C&J Common Stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•

a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

A “non-U.S. holder” is a beneficial owner (other than a partnership) of C&J Common Stock that is not a U.S. holder.

U.S. Holders

Tax Consequences of the Integrated Mergers

The Integrated Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and it is a condition to the respective obligations of C&J and Keane to complete the Integrated Mergers that each of C&J and Keane receives a legal opinion to that effect. If C&J’s outside legal counsel is unable to deliver such opinion to C&J, Keane’s outside legal counsel may provide such opinion to C&J. If Keane’s outside legal counsel is unable to deliver such opinion to Keane, C&J’s outside legal counsel may provide such opinion to Keane.

These opinions will be based on customary assumptions and exceptions and on representations, warranties and covenants by Keane, C&J and Merger Sub (and other relevant parties). If any of these assumptions, exceptions, representations, warranties or covenants is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the Integrated Mergers could differ, perhaps substantially, from those described in this joint proxy statement/prospectus.

Assuming the Integrated Mergers qualify as a “reorganization” within the meaning of Section 368(a) of the Code for the remainder of this discussion, upon the exchange of shares of C&J Common Stock for shares of Keane Common Stock, a U.S. holder generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of Keane Common Stock (as discussed below). A U.S. holder’s aggregate tax basis in Keane Common Stock received in the Integrated Mergers (including any fractional shares deemed received and redeemed for cash as described below) will equal such U.S. holder’s aggregated adjusted tax basis in the C&J Common Stock exchanged therefor. A U.S. holder’s holding period for Keane Common Stock received in the Integrated Mergers (including any fractional shares deemed received and redeemed for cash as described below) will include the U.S. holder’s holding period in respect of the C&J Common Stock exchanged for Keane Common Stock. If a U.S. holder acquired different blocks of C&J Common Stock at different times or at different prices, the Keane Common Stock such U.S. holder receives will be allocated pro rata to each block of C&J Common Stock, and the basis and holding period of each block of Keane Common Stock such U.S. holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of C&J Common Stock exchanged for such block of Keane Common Stock.

A U.S. holder of C&J Common Stock who receives cash in lieu of fractional shares of Keane Common Stock generally will be treated as having received such fractional share of Keane Common Stock pursuant to the Integrated Mergers and then as having received cash in redemption of such fractional share of Keane Common Stock. A U.S. holder who receives cash in lieu of fractional shares of Keane Common Stock will recognize gain or loss equal to the difference between the amount of cash received and such U.S. holder’s basis in the fractional share of such Keane Common Stock (as set forth above). Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Integrated Mergers, the holding period for such fractional share (including the holding period of shares of C&J Common Stock surrendered therefor) is greater than one year. Long-term capital gains of certain non-corporate holders of C&J Common Stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Neither Keane nor C&J has obtained or will obtain a ruling from the IRS that the Integrated Mergers will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and the opinions of legal counsel that the Integrated Mergers will qualify as a reorganization (described above) are not binding on the IRS or the courts. Consequently, there is no guarantee that the IRS or the courts will treat the Integrated Mergers in the manner described herein.

U.S. holders should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the Integrated Mergers in their particular circumstances (including the possible tax consequences if the “reorganization” treatment is successfully challenged).

Ownership of Keane Common Stock Received in the Integrated Mergers

Distributions on Keane Common Stock

Distributions of cash or property (other than certain pro rata distributions of shares of Keane Common Stock or rights to acquire shares of Keane Common Stock) paid on Keane Common Stock generally will be treated as dividends to the extent of Keane’s current or accumulated earnings and profits. Dividends paid to a non-corporate U.S. holder that constitute qualified dividend income will be taxable at preferential rates applicable to long-term capital gains so long as the holder holds the Keane Common Stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to Keane Common Stock will generally be qualified dividend income, provided the holding period requirements in the previous sentence are satisfied. In addition, dividends paid to corporate U.S. holders may qualify for the dividends received deduction if the holder meets certain holding period and other requirements. Distributions in excess of Keane’s current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s basis in Keane Common Stock and thereafter as capital gain.

Sale or Other Disposition of Keane Common Stock

A U.S. holder that sells or otherwise disposes of Keane Common Stock will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that the U.S. holder realizes and the U.S. holder’s tax basis in those shares. Capital gain of a non-corporate U.S. holder is taxed at preferential rates when the holder has a holding period greater than one year. The deduction of capital losses is subject to limitations.

Non-U.S. Holders

Tax Consequences of the Integrated Mergers

As discussed above under “—U.S. Holders—Tax Consequences of the Integrated Mergers,” the Integrated Mergers are intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and holders of C&J Common Stock will only recognize gain or loss in respect of cash received in lieu of fractional shares. Any gain recognized by a non-U.S. holder on the receipt of cash in lieu of fractional shares pursuant to the Integrated Mergers generally will not be subject to U.S. federal income tax unless:

•

the gain is “effectively connected” with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or a fixed base in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as a U.S. holder and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Integrated Mergers and certain other conditions are met, in which case the non-U.S. holder generally will be subject to a 30% tax on the non-U.S. holder’s net gain realized in the Integrated Mergers, which may be offset by U.S. source capital losses of the non-U.S. holder, if any.

Ownership of Keane Common Stock Received in the Integrated Mergers

Distributions on Keane Common Stock

Distributions, if any, of cash or property (other than certain pro rata distributions of shares of C&J Common Stock or rights to acquire shares of Keane Common Stock) paid on Keane Common Stock will be treated as dividends, return of capital or capital gains to the same extent as described above under “—U.S. Holders—Ownership of Keane Common Stock Received in the Integrated Mergers—Distributions on Keane Common Stock.” Except as described below, dividends to a non-U.S. holder of common stock are subject to withholding tax at a 30% rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Even if the non-U.S. holder is eligible for a lower treaty rate, Keane and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to the non-U.S. holder, unless the non-U.S. holder has furnished to Keane or another payor:

•

a valid IRS Form W-8 or an acceptable substitute form upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and entitlement to the lower treaty rate with respect to such payments, or

•

in the case of payments made outside the United States to an offshore account (generally, an account maintained by the non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the non-U.S. holder’s entitlement to the lower treaty rate in accordance with U.S. Treasury Regulations.

If a non-U.S. holder is eligible for a reduced rate of withholding tax under a tax treaty, the non-U.S. holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS. Each non-U.S. holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such non-U.S. holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

If dividends paid to a non-U.S. holder are “effectively connected” with its conduct of a trade or business within the United States (and, if required by a tax treaty, the dividends are attributable to a permanent establishment or fixed base that the non-U.S. holder maintains in the United States), Keane and other payors generally are not required to withhold tax from the dividends, so long as the non-U.S. holder has furnished to Keane or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which the non-U.S. holder represents, under penalties of perjury, that (i) the non-U.S. holder is a non-U.S. person, and (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and are includible in its gross income. Effectively connected dividends are taxed at rates applicable to U.S. citizens, resident aliens or domestic U.S. corporations, as applicable.

Effectively connected dividends received by a corporate non-U.S. holder, may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Sale or Other Disposition of Keane Common Stock

Gain on the sale or disposition of Keane Common Stock should be subject to tax in the same manner as described above in relation to gain recognized on the receipt of cash in lieu of fractional shares pursuant to the Integrated Mergers under “—Tax Consequences of the Integrated Mergers.”

The Cash Dividend

As discussed in “C&J Pre-closing Cash Dividend,” C&J has a right to pay a Pre-closing Cash Dividend to its stockholders in the amount of $1.00 per share. Although the tax treatment of the Pre-closing Cash Dividend is unclear, C&J intends to treat the payment of the Pre-closing Cash Dividend as a separate distribution, and not as consideration in the Integrated Mergers, with the U.S. federal income tax consequences described in the tax sections relating to U.S. holders and non-U.S. holders above (except that the distribution would be considered a dividend to the extent of C&J’s earnings and profits, rather than Keane’s). The discussion above regarding the material U.S. federal income tax consequences of the Integrated Mergers assumes that the Pre-closing Cash Dividend is treated as a separate distribution, and not as consideration in the Integrated Mergers. All holders should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of such Pre-closing Cash Dividend in light of their particular circumstances (including the possible tax consequences if the Pre-closing Cash Dividend is treated as consideration in the Integrated Mergers).

FATCA Withholding

Pursuant to Sections 1471 through 1474 of the Code and the U.S. Treasury Regulations (including recently proposed U.S. Treasury Regulations) and official guidance promulgated thereunder (commonly referred to as “FATCA”), a 30% withholding tax, which is referred to as FATCA withholding, may be imposed on certain payments to non-U.S. holders or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on behalf of a non-U.S. holder if such non-U.S. holder or such persons receiving payments on behalf of a non-U.S. holder fail to comply with certain information reporting requirements. Payments of dividends that a non-U.S. holder receives in respect of Keane Common Stock could be affected by this withholding if such non-U.S. holder is subject to the FATCA information reporting requirements and fails to comply with them or if such non-U.S. holder holds common stock through a non-U.S. person (e.g., a foreign bank or broker) that fails to comply with these requirements (even if payments to such non-U.S. person would not otherwise have been subject to FATCA withholding). Non-U.S. holders should consult their own tax advisors regarding the relevant U.S. law and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (at a rate of 24%) with respect to certain payments, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules.

A non-U.S. holder may be subject to information reporting and, in certain circumstances, backup withholding will apply, unless such non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a U.S. person as defined under the Code) or such holder otherwise establishes an exemption from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the merger is completed, C&J stockholders will receive Keane Common Stock. The certificate of incorporation of Keane (the “Keane Charter”) will be the Combined Company Charter. The current Keane Bylaws will be the Combined Company Bylaws as of the effective time.

C&J and Keane are both Delaware corporations subject to the DGCL. If the merger is completed, the rights of C&J stockholders who become Keane stockholders through the exchange of shares and the rights of Keane stockholders will continue to be governed by the DGCL and the Keane Charter and Keane Bylaws, which will be the governing documents of the Combined Company.

The following description summarizes certain material differences between the rights of C&J stockholders and the rights of Keane stockholders, both of which will become stockholders of the Combined Company following completion of the Merger. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Combined Company Charter, the Combined Company Bylaws, the C&J certificate of incorporation (the “C&J Charter”), and the C&J Bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

C&J	Combined Company

AUTHORIZED CAPITAL STOCK

C&J’s authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

As of the close of business on August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, C&J had 66,025,630 shares of C&J Common Stock and no shares of preferred stock issued and outstanding.

The Combined Company is authorized to issue 550,000,000 shares, consisting of (i) 500,000,000 shares of common stock, par value $0.01 per share, and (ii) 50,000,000 shares of preferred stock, $0.01 par value per share.

As of the close of business on August 29, 2019, the latest practicable date prior to the date of this joint proxy statement/prospectus, Keane had 105,015,124 shares of Keane Common Stock and no shares of preferred stock issued and outstanding.

Keane currently expects to issue up to 108,621,890 shares of common stock to C&J stockholders pursuant to the Merger Agreement, assuming a maximum of 66,025,630 outstanding shares of C&J Common Stock and 1,236,671 shares associated with outstanding stock-based equity awards (including outstanding C&J RSU Awards) that will be exchanged pursuant to the Exchange Ratio.

RIGHTS OF PREFERRED STOCK

The C&J Board is authorized, without further action by C&J stockholders, to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations

The Combined Company Charter provides authorization for the Combined Company Board to fix for each series of preferred stock the designation, powers, preferences and relative, participating,

C&J	Combined Company
or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the DGCL.	optional or other special rights, including voting powers and rights, and the qualifications, limitations or restrictions of the shares of each such series.

VOTING RIGHTS

Each holder of shares of C&J Common Stock is entitled to one vote for each share on all matters submitted to a vote of the C&J stockholders, including the election or removal of directors, subject to the voting rights of the holders of preferred stock, if any.

Subject to the rights of the holders of one or more series of preferred stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of preferred stock, if any, the election of directors in an uncontested election of directors is the majority of votes cast at the meeting, and in a contested election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

All other matters are determined by the vote of a majority of the votes cast by the C&J stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, except when a larger vote is required by law or the C&J Charter or the C&J Bylaws.

Each holder of shares of Combined Company Common Stock is entitled to one vote for each share of common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote. Such right is subject to the voting rights of the holders of preferred stock, if any.

The Combined Company Bylaws provide that a majority of the votes properly cast is required in an uncontested election of directors, and a plurality of the votes properly cast is required in a contested election of directors. On any other question than an election of directors, a majority of the votes properly cast is required, except when a larger vote is required by law or the Combined Company Charter or the Combined Company Bylaws.

QUORUM

The C&J Bylaws provide that, at any meeting of C&J stockholders, the presence in person or by proxy of holders of a majority of the total voting power of all outstanding securities of C&J generally entitled to vote at a meeting of stockholders constitute a quorum at such meeting, subject to the DGCL.

The Combined Company Bylaws provide that, at any meeting of the stockholders, the presence in person or by proxy of a majority of the shares entitled to vote at a stockholders’ meeting constitutes a quorum, except where the presence of a larger number may be required by law.

STOCKHOLDER RIGHTS PLANS

C&J does not currently have a stockholder rights plan in effect.	The Combined Company does not currently have a stockholder rights plan in effect.

STOCKHOLDER INSPECTION RIGHTS; STOCKHOLDER LISTS

Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon

Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of

C&J	Combined Company
written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.

business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.

The Combined Company Bylaws provide that the officer who has charge of the stock ledger of the Combined Company shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Combined Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

NUMBER OF DIRECTORS

The C&J Charter provides that the business and affairs of C&J shall be managed by or under the direction of the C&J Board. Subject to the rights of the holders of any class or series of preferred stock, the number of directors on the C&J Board shall be fixed from time to time by one or more resolutions adopted from time to time by the affirmative vote of a majority of the C&J Board. There are currently eight directors on the C&J Board.

The Combined Company Charter provides that the business and affairs of the Combined Company shall be managed by or under the direction of the Combined Company Board. The Combined Company Charter and the Combined Company Bylaws provide for a minimum of seven directors and a maximum of 15 directors, the exact number of directors to be determined from time to time exclusively by resolution adopted by the Combined

C&J	Combined Company
Company Board or in the manner provided therein. The authorized number of directors may be increased or decreased by the affirmative vote of not less than two-thirds (2/3) of the then-outstanding shares of capital stock of the Combined Company or by resolution of the Combined Company Board.

ELECTION OF DIRECTORS

The C&J Bylaws provide that a nominees for election to the C&J Board shall be elected, except in a contested election, upon the vote of a majority of the votes cast (where “a majority of the votes” cast means that votes cast for such nominee’s election exceed 50% of the votes cast with respect to such nominee). Abstentions and broker non-votes are not counted as votes cast either “for” or “against” a nominee’s election.

If, as of the record date for an annual meeting of stockholders, the number of nominees for election to the C&J Board exceeds the number to be elected, directors shall be elected by a plurality of the votes cast.

General

The Combined Company’s governance documents provide that all directors are elected on an annual basis for a term of one year until his or her successor is elected and qualified, subject to prior death, resignation or removal.

The Combined Company Bylaws provide that a vote of the majority of votes properly cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) is necessary to elect a director in an uncontested election. However, the Combined Company Bylaws provide that in a contested election, the directors are elected by a plurality of the votes cast.

Composition of the Board of Directors after the Closing

As of the effective time, the Combined Company Board will be composed of:

•  six Keane Designees, including the Keane CEO; and

•  six C&J Designees, including the C&J Chairman.

Please also see “—Removal of Directors” and “The Merger Agreement—Governance.”

Stockholders’ Agreement

Pursuant to the Stockholders’ Agreement, effective as of the effective time, Keane Investor (or Cerberus, if Cerberus no longer holds its Combined Company Common Stock through Keane Investor) will have the right to designate (i) two individuals to the Combined Company Board for as long as Keane Investor or Cerberus, as applicable, has beneficial ownership of at least 12.5% of the outstanding

C&J	Combined Company
Combined Company Common Stock and (ii) one individual to the Keane Board for as long as Keane Investor or Cerberus, as applicable, has beneficial ownership of less than 12.5% but at least 7.5% of the outstanding Combined Company Common Stock. Please also see “The Merger Agreement—Stockholders’ Agreement.”

FILLING VACANCIES ON THE BOARD OF DIRECTORS

The C&J Charter provides that, subject to the rights of the holders of any class or series of preferred stock, vacancies on the C&J Board resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled by vote of a majority of the directors of C&J then in office or by the sole remaining director. Each director so elected will hold office for the unexpired term of the Class to which such director was elected.

Vacancies on the Combined Company Board by reason of death, resignation, retirement, disqualification, removal from office, or otherwise, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled solely by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. A director elected to fill a vacancy or a newly created directorship shall hold office until the next annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Please also see “—Election of Directors.”

CUMULATIVE VOTING

Under the DGCL, stockholders may cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. The C&J Charter does not authorize cumulative voting.

Under the DGCL, stockholders may cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. The Combined Company Charter and the Combined Company Bylaws do not authorize cumulative voting.

REMOVAL OF DIRECTORS

The C&J Charter provides that a director of C&J may only be removed from office for cause with the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of C&J generally entitled to vote in the election of directors, voting together as a single class.

Any director or the entire Combined Company Board may only be removed from office, either with or without cause, by the affirmative vote of at least two-thirds (2/3) of the total voting power of the outstanding shares of the capital stock of the Combined Company then entitled to vote generally in an election of directors, voting together as a single class.

C&J	Combined Company

DIRECTOR NOMINATIONS BY STOCKHOLDERS

The C&J Bylaws provide that a C&J stockholder must give advance written notice to C&J of a director nomination. The notice must be in writing and delivered to the corporate secretary of C&J by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year; except that in the event that the date of the current year’s annual meeting is advanced by more than 30 days or delayed by more than 70 days, from such anniversary date, such notice must be delivered not earlier than the 120th day prior to such current year’s annual meeting and not later than the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting was first made by C&J. The voting requirements for election of C&J directors are discussed above.

In addition to the general requirements for C&J stockholder proposals discussed below, any stockholder notice relating to the nomination of C&J directors must contain:

•  the name, age, business address and residence address of the nominee;

•  the principal occupation or employment of the nominee, presently and for the preceding five years;

•  the class or series and number of shares of capital stock of C&J owned beneficially or of record by the nominee;

•  any other information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act;

•  a description of all direct and indirect compensation and other material monetary arrangements and understandings (whether written or oral) during the past three years, and any other material relationships, between or among the proposing stockholder and the nominee, if any, and such nominee’s respective Affiliates and Associates (within the meaning of Rule 12b-2 under the Exchange Act), or others acting in concert therewith, on the other hand, including,

For purposes of this section, “Proposing Stockholder” shall mean any stockholder of record other than, prior to the 35% Trigger Date (as defined below), the entity out of Keane Investor and its respective affiliates that is the beneficial owner of the largest number of shares of the Combined Company Common Stock (the “Designated Controlling Stockholder”), provided that, on or after the 35% Trigger Date, the Designated Controlling Stockholder shall be included as a Proposing Stockholder. The Combined Company Bylaws provide that nominations of persons for election to the Combined Company Board by stockholders may be made at such meeting (i) if brought before the meeting by or at the direction of the Combined Company Board, including any committee thereof or, prior to the date upon which Keane Investor and its respective affiliates ceases to own, in the aggregate, at least 35% of the then-outstanding shares of common stock (the “35% Trigger Date”), the Designated Controlling Stockholder, or (ii) by any Proposing Stockholder who (a) was a stockholder of record (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the Combined Company) both at the time of giving the notice and at the time of the meeting, (b) is entitled to vote at the meeting and (c) complied with the notice procedures without qualification. For nominations to be made at an annual meeting by a Proposing Stockholder, the Proposing Stockholder must (i) provide advance written notice to the Combined Company of a director nomination. The notice must be in writing and received by the corporate secretary not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year, except, however, that if the annual meeting is not held within 30 days before or after such anniversary date, then notice must be received by the secretary not later of the close of business on the 10th day following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first (“Timely Notice”), in writing and in proper form to the Secretary of the Combined Company and (ii) provide any updates or supplements to such notice at the times and in the forms required by the Combined Company Bylaws.

C&J	Combined Company

without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K of the proposing stockholder and any nominee, if any, or any Affiliate or Associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant;

•  a reasonably detailed description of any other compensatory, payment or other financial agreement, arrangement or understanding that the nominee has with any other person or entity other than C&J including the amount of any payment or payments received or receivable thereunder, in each case in connection with candidacy or service as a director of C&J;

•  a notarized letter signed by the nominee stating their acceptance of the nomination, consenting to being named as a nominee for director in any proxy statement relating to such election and representing that, if elected as director of C&J, they intend to serve a full term; and

•  a completed and signed questionnaire, representation and agreement of the nominee as described in the C&J Bylaws.

Without qualification, if the Combined Company Board has first determined that directors are to be elected at such special meeting, then for nominations to be made at a special meeting by a Proposing Stockholder, the Proposing Stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Combined Company at the principal executive offices of the Combined Company and (ii) provide any updates or supplements to such notice at the times and in the forms required by the Combined Company Bylaws. In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

Any stockholder notice relating to the nomination of directors must contain:

•  the name and address of the Proposing Stockholder providing the notice, as they appear on the Combined Company’s books, and of the other Proposing Persons (as defined in the Combined Company Bylaws);

•  representation that the Proposing Stockholder is a holder of record of stock of the Combined Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination;

•  a representation whether the Proposing Stockholder or the beneficial owner, if any, and/or any other Proposing Person intends or is part of a group that intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Combined Company’s outstanding common stock required to elect the nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such nomination;

•  any Disclosable Interests (as defined in the Combined Company Bylaws) of the Proposing Stockholder providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or each other Proposing Person;

C&J	Combined Company

•  all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 under the Exchange Act and the rules and regulations thereunder (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and

•  a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the Proposing Stockholder providing the notice (or, if different, the beneficial owner on whose behalf such notice is given) and/or any Proposing Person, on the one hand, and each proposed nominee, his or her respective affiliates and associates and any other persons with whom such proposed nominee (or any of his or her respective affiliates and associates) is Acting in Concert (as defined in the Combined Company Bylaws), on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Proposing Stockholder or beneficial owner, as applicable, and/or such Proposing Person were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant.

STOCKHOLDER PROPOSALS

The C&J Bylaws provide that for business to be properly brought before an annual meeting by a C&J stockholder, such stockholder must have given timely written notice. The notice must be in writing and delivered to the corporate secretary of C&J by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year; except that in the event that the date of

The Combined Company Bylaws provide that a stockholder proposal must have been properly brought before the meeting (i) if brought before the meeting by or at the direction of the Combined Company Board, including any committee thereof or, prior to the 35% Trigger Date, the Designated Controlling Stockholder, or (ii) by any Proposing Stockholder who (a) was a stockholder of record

C&J	Combined Company

the current year’s annual meeting is advanced by more than 30 days or delayed by more than 70 days, from such anniversary date, such notice must be delivered not earlier than the 120th day prior to such current year’s annual meeting and not later than the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting was first made by C&J.

Any such notice shall include, as to the business that the stockholder proposes to bring before the meeting:

•  a brief description of the business desired to be brought before the meeting;

•  the text of the proposal or business;

•  the reasons for conducting such business and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made;

•  a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names and addresses) in connection with the proposal of such business by such stockholder

Any such notice shall include, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

•  the name and address of such stockholder and any such beneficial owner;

•  the class or series and number of shares of capital stock of C&J that are held of record or are, directly or indirectly, beneficially owned by such stockholder and by any such beneficial owner;

•  a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal;

•     a description of any option, warrant, forward contract, contract of sale, convertible security, stock appreciation right, swap or similar right, instrument or agreement with an exercise or conversion privilege or a settlement payment

(and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the Combined Company) both at the time of giving the notice and at the time of the meeting, (b) is entitled to vote at the meeting and (c) complied with the notice procedures without qualification. Without qualification, for business to be properly brought before an annual meeting by a Proposing Stockholder, such proposed business must constitute a proper matter for stockholder action and the Proposing Stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Combined Company and (ii) provide any updates or supplements to such notice at the times and in the forms required.

Any stockholder notice relating to a matter other than the nomination of directors must contain:

•  the name and address of the Proposing Stockholder providing the notice, as they appear on the Combined Company’s books, and each other Proposing Person;

•  the class or series and number of shares of the Combined Company that are, directly or indirectly, owned of record or beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by the Proposing Stockholder providing the notice and/or any other Proposing Persons, except that such Proposing Stockholder and/or such other Proposing Persons shall be deemed to beneficially own any shares of any class or series of the Combined Company as to which such Proposing Stockholder and/or such other Proposing Persons has a right to acquire beneficial ownership at any time in the future;

•  any Disclosable Interests;

•     a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Combined Company Bylaws, the language of the proposed amendment), the reasons for conducting

C&J	Combined Company

or mechanism at a price related to any class or series of shares of C&J, whether or not such right, instrument or otherwise (each, a “derivative instrument”), that has been entered into by or on behalf of, or any other agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner or any such nominee with respect to the C&J’s securities;

•  a description of any proxy, contract, arrangement, understanding or relationship pursuant to which the stockholder, and/or beneficial owner, if any, has a right to vote any shares of any security of C&J;

•  any Short Interest in any security of C&J (for such purposes, a person shall be deemed to have a “Short Interest” in a security if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security);

•  any rights to dividends on the shares of C&J beneficially owned by such stockholder, and/or beneficial owner, if any that are separated or separable from the underlying shares of C&J;

•  any proportionate interest in shares of C&J or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, and/or beneficial owner, if any is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

•  any performance related fees (other than an asset-based fee) that such stockholder or beneficial owner, if any, is entitled to based on any increase or decrease in the value of shares of C&J or derivative instruments, if any, including, without limitation, any such interest held by members of such stockholder, and/or beneficial owners, if any, immediate family sharing the same household;

such business at the annual meeting and any material interest in such business of the Proposing Stockholder providing the notice and/or any other Proposing Person; and

•  a reasonably detailed description of all agreements, arrangements and understandings between or among the Proposing Stockholder providing the notice, any other Proposing Person and/or any other persons or entities (including their names) in connection with the proposal of such business by such Proposing Stockholder.

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•  a description of the stockholder proposal or nomination desired to be brought before the meeting, containing all material information relating thereto, including information relating to the stockholder, and/or beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents for, as applicable, the stockholder proposal or nomination in a contested election pursuant to Section 14 of the Exchange Act and the regulations promulgated thereunder;

•  the text of the proposal or business;

•  all arrangements or understandings between each stockholder and beneficial owner, if any, and any other persons, including their names, in connection with the stockholder proposal or nomination;

•  a representation that the stockholder is a holder of record of stock of C&J entitled to vote at such meeting, will continue to be a holder of record of stock entitled to vote at such meeting through the date of the meeting and intends to appear in person or by proxy at the meeting to bring such proposal or nomination before the meeting;

•  a description of any material interests in such proposal or nomination of the stockholder or beneficial owner, if any, on whose behalf the proposal or nomination is made;

•  a representation as to whether such stockholder or any such beneficial owner intends or is part of a group that intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of C&J’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination;

•     any other information relating to such stockholder, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies

C&J	Combined Company

in support of such Stockholder Nomination or Stockholder Proposal pursuant to Section 14 of the Exchange Act; and

•  such other information relating to any proposal or nomination as the C&J Board reasonably determines is necessary or appropriate to enable the C&J Board and stockholders of C&J to consider the proposal or nomination.

STOCKHOLDER ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. The C&J Charter provides that any action required or permitted to be taken by C&J stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such stockholders.

The DGCL provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. The Combined Company Charter provides that no action will be taken by stockholders except at an annual or special meeting of stockholders.

CERTIFICATE OF INCORPORATION AMENDMENTS

Under Section 242 of the DGCL, the C&J Charter may be amended upon a resolution of the C&J Board and approved by:

•  the holders of a majority of the outstanding shares entitled to vote; and

•  a majority of the outstanding shares of each class entitled to a class vote, if any.

The C&J Charter provides that C&J has the right to amend, alter, change or repeal any provision of the C&J Charter, other than Articles 4(B), 5, 6, 7, 10 and 13 thereof, in any manner permitted by the DGCL. The affirmative vote of the holders of not less than 66 2/3% of the total voting power of the then-outstanding securities of C&J entitled generally to vote in the election of directors of C&J, voting together as a single class, is required for stockholders to adopt, amend, alter or repeal Articles 4(B), 5, 6, 7, 10 and 13 of the C&J Charter.

Under Section 242 of the DGCL, the Combined Company Charter may be amended upon a resolution of the Combined Company Board and approved by:

•  the holders of a majority of the outstanding shares entitled to vote; and

•  a majority of the outstanding shares of each class entitled to a class vote, if any.

Whenever the Combined Company Charter requires a vote of a greater number or proportion than is required by this section, then the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

C&J	Combined Company

BYLAW AMENDMENTS

The C&J Charter provides that the C&J Board has the power to adopt, amend and repeal the C&J Bylaws, subject to the consent rights granted to the holders of any one or more series of preferred stock then outstanding, without stockholder assent or vote. Any adoption, amendment or repeal of the C&J Bylaws by the C&J Board requires approval by the majority of the C&J Board. The stockholders of C&J may adopt, amend or repeal the C&J Bylaws only with the affirmative vote of the holders of not less than 66 2/3% of the voting power of all outstanding securities of C&J generally entitled to vote in the election of directors, voting together as a single class.

The Combined Company Charter provides that the Combined Company Board is expressly authorized to adopt, amend or repeal the Combined Company Bylaws, subject to the rights of stockholders entitled to vote with respect thereto to alter and repeal such bylaws. Any adoption, amendment or repeal of the bylaws by the Combined Company Board shall require the approval of a majority of the entire Combined Company Board.

Under the Combined Company Charter, the affirmative vote of the holders of at least 75% of the then outstanding shares of capital stock of Combined Company entitled to vote generally in the election of directors is necessary for the approval of (i) any alteration, amendment or repeal of the Combined Company Bylaws and (ii) any amendment or repeal, or adoption of any provisions inconsistent with the provision of the Combined Company Charter relating to the alteration, amendment or repeal of the Combined Company Bylaws. Notwithstanding anything in the preceding sentences, in no event shall (a) any amendment or repeal of any bylaw provision requiring a supermajority vote of the stockholders to take action under such provision be made without the affirmative vote of the same supermajority of the stockholders, and (b) any rights to indemnification or advancement of expenses conferred on Keane Investor and its respective affiliates, directors or officers by the bylaws be amended or repealed other than prospectively with respect to actions taken on or after the date of such amendment or repeal.

SPECIAL MEETINGS OF STOCKHOLDERS

The C&J Charter and C&J Bylaws provide that, subject to the terms of any class or series of preferred stock, special meetings of C&J stockholders for any purpose or purposes may be called solely by the C&J Board acting pursuant to a resolution adopted by a majority of the C&J Board.

At any special meeting of C&J stockholders, the only business conducted or considered is what is specified in C&J’s notice of meeting.

The C&J Bylaws provide that stockholders are not permitted to propose business to be brought before a

The Combined Company Bylaws provide that special meetings of stockholders (i) may be called at any time by the Combined Company Board, and (ii) shall be called by the Secretary upon the written request of stockholders owning at least 25% in amount of the entire capital stock of the Combined Company issued and outstanding, and entitled to vote at the special meeting. The Combined Company Board or, prior to the 35% Trigger Date, the Designated Controlling Stockholder, may bring business before a special meeting of stockholders called by the Secretary upon the request of the stockholders. Business transacted at any special

C&J	Combined Company
special meeting, except that any stockholder may seek to nominate a person for election to the C&J Board at a special meeting called for the purpose of electing directors set forth in C&J’s notice of such special meeting in compliance with requirements for the nomination of C&J directors. Please see “—Director Nominations by Stockholders.”	meeting of stockholders shall be limited to the purposes stated in the notice. The Combined Company Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders, whether called by them or otherwise.

NOTICE OF MEETINGS OF STOCKHOLDERS

The C&J Bylaws provide that, except as otherwise provided by law, the notice of any meeting is to be given not less than 10 nor more than 60 days before the date of the meeting to each C&J stockholder entitled to vote at such meeting.

Under the Combined Company Bylaws, a written notice of the meeting shall be given which notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided by law, such written notice of any meeting shall be given to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, not less than ten nor more than 60 days before the date of the meeting. If mailed, notice is deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Combined Company.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

The C&J Charter provides that, to the fullest extent permitted by the DGCL, no director of C&J is personally liable to C&J or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•  for any breach of the director’s duty of loyalty to C&J or its stockholders;

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•  under Section 174 of the DGCL (i.e., unlawful payment of dividends or unlawful purchase or redemption of stock); or

The Combined Company Charter provides that, to the fullest extent permitted by the DGCL, no director of the Combined Company is personally liable to the Combined Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•  for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

C&J	Combined Company

•  for any transaction from which the director derived an improper personal benefit.

However, if in the future the DGCL is amended or modified (including, but not limited to, Section 102(a)(7) of the DGCL) to permit the elimination of the personal liability of a director of C&J to a greater extent than described above, the C&J Charter shall be deemed to be automatically amended to provide for the elimination of the personal liability of the directors of C&J to such greater extent.

•  under Section 174 of the DGCL (i.e., unlawful payment of dividends or unlawful purchase or redemption of stock); or

•  for any transaction from which the director derived an improper personal benefit.

The Combined Company Charter adopts this standard.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and the C&J Charter includes such an exculpation provision. Pursuant to the C&J Charter and C&J Bylaws, each person who is or was one of C&J’s directors or officers shall be indemnified by C&J as of right to the fullest extent permitted by the DGCL.

The right to indemnification conferred by C&J includes the right to prepayment by C&J of expenses incurred in defending any action, suit or proceeding in advance of its final disposition, subject to the receipt by C&J of undertakings to repay all amounts advanced if it should be ultimately determined that the indemnitee is not entitled to be indemnified. In any action by an indemnitee to enforce a right to indemnification or by C&J to recover advances made, the burden of proving that the indemnitee is not entitled to be indemnified is placed on C&J.

The Combined Company Bylaws provide that:

•     the Combined Company shall indemnify and hold harmless to the full extent permitted by law (as now or hereafter in effect) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Combined Company) by reason of the fact that he or she is or was a director, officer, employee or agent of Combined Company, or, while serving as a director, officer, employee or agent of the Combined Company, is or was serving at the request of the Combined Company, any other corporation, partnership, joint venture, trust or other enterprise in any capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Combined Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a

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manner which he or she reasonably believed to be in or not opposed to the best interests of the Combined Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful;

•  the Combined Company shall indemnify and hold harmless to the full extent permitted by law (as now or hereafter in effect) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Combined Company to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Combined Company, or, while serving as a director, officer, employee or agent of the Combined Company, is or was serving at the request of the Combined Company another corporation, partnership, joint venture, trust or other enterprise in any capacity against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Combined Company and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Combined Company unless and only to the extent that the Delaware Court or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Delaware Court or such other court shall deem proper;

•     to the extent that a present or former director, officer, employee or agent of the Combined Company shall be successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (i) and (ii), or in defense of any

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claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith;

•  any indemnification (unless ordered by a court) shall be made by the Combined Company only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct. Such determination shall be made, with respect to a person who is a director, officer, employee or agent at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders;

•  expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding shall be paid by the Combined Company to the fullest extent permitted by law in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Combined Company as authorized. Such expenses incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Combined Company deems appropriate;

•     the indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of the bylaws shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or

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otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. The provisions of the bylaws shall not be deemed to preclude the indemnification of (or advancement of expenses to) any person who is not specified in the bylaws but whom the Combined Company has the power or obligation to indemnity under the provisions of the DGCL, or otherwise;

•  if a claim for indemnification (following the final disposition of a proceeding) or advancement of expenses under the bylaws is not paid in full within 90 days after a written claim therefor has been received by the Combined Company, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Combined Company shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law;

•  the Combined Company Board may authorize, by a vote of a majority of a quorum of the Combined Company Board, the Combined Company to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Combined Company, or is or was serving at the request of the Combined Company another corporation, partnership, joint venture, trust or other enterprise in any capacity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Combined Company would have the power to indemnify him or her against such liability under the provisions of the bylaws;

•     the Combined Company Board may authorize the Combined Company to enter into a contract with any person who is or was a director, officer, employee or agent of the Combined Company or is or was serving at the request of the Combined Company as a director, officer, employee

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or agent of another corporation, partnership, joint venture, trust or other enterprise providing for indemnification rights equivalent to or, if the Combined Company Board so determines, greater than those provided in the bylaws;

•  the indemnification and advancement of expenses provided by, or granted pursuant to, the bylaws shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person; and

•  the Combined Company’s obligation, if any, to indemnify or to advance expenses to any person who was or is serving at its request another corporation, partnership, joint venture, trust or other enterprise in any capacity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust or other enterprise.

CHANGE OF CONTROL LAWS AND CERTAIN BUSINESS COMBINATIONS

In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (i) prior to such time, the C&J Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (iii) at or subsequent to such time, the business combination is approved by the C&J Board of the corporation and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (i) prior to such time, the Combined Company Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (iii) at or subsequent to such time, the business combination is approved by the Combined Company Board of the corporation and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2/3% of the

C&J	Combined Company

The C&J Charter provides that C&J expressly elects not to be governed by Section 203 of the DGCL.

In addition, the C&J Charter provides that, with some exceptions, a business combination with a person, other than C&J or its subsidiaries, that is (i) the beneficial owner of voting stock representing 15% or more of all outstanding voting stock of C&J, (ii) an affiliate or associate of C&J and was the beneficial owner of voting stock representing 15% or more of all outstanding voting stock of C&J at any point within the three year period immediately prior to the date in question or (iii) an affiliate or associate of any such person, requires the affirmative vote of the C&J Board of Directors and at least 66 2/3% of the votes entitled to be cast by the holders of all outstanding voting stock of C&J that is not owned by such interested stockholder.

outstanding voting stock of the corporation which is not owned by the interested stockholder.

The Combined Company Charter provides that the Combined Company expressly elects not to be governed by Section 203 of the DGCL.

FORUM SELECTION

The C&J Charter provides that, unless C&J consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware).

Unless the Combined Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Combined Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Combined Company to the Combined Company or the Combined Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Combined Company Charter or the Combined Company Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision does not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act or the respective rules and regulations promulgated thereunder.

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

As C&J is a Delaware corporation subject to the DGCL, the stockholders of C&J have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Please see “The Merger—Appraisal Rights and Dissenters’ Rights.”

As the Combined Company is a Delaware corporation subject to the DGCL, the stockholders of the Combined Company have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable. Please see “The Merger—Appraisal Rights and Dissenters’ Rights.”

LEGAL MATTERS

The validity of the shares of Keane Common Stock offered hereby will be passed upon for Keane by Schulte Roth & Zabel LLP. Certain U.S. federal income tax consequences relating to the transactions will be passed upon for Keane by Schulte Roth & Zabel LLP and for C&J by Kirkland & Ellis LLP.

EXPERTS

The consolidated financial statements of C&J as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the years ended December 31, 2018 and 2017 (Successor), and for the year end December 31, 2016 (Predecessor), and management’s assessment of the effectiveness or internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein in this joint proxy statement/prospectus in reliance upon the reports of KPMG LLP (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated and combined financial statements of Keane as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2018 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

In connection with Keane’s initial public offering, Keane requested their independent auditor, KPMG, to affirm its independence relative to the rules and regulations of the Public Company Accounting Standards Board and the SEC. During KPMG’s independence evaluation procedures, an impermissible contingent fee arrangement was identified between a KPMG member firm of KPMG International Cooperative (the “KPMG Member Firm”) and an affiliated entity controlled by Keane’s sponsor. This engagement existed during 2015 and through October 2016. The impermissible fee arrangement was terminated promptly upon identification. The KPMG Member Firm referenced above does not participate in the audit engagement of Keane and the services provided by the KPMG Member Firm had no effect on KPMG’s audit engagements. KPMG considered whether the matters noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as Keane’s auditors and have concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matter and KPMG’s determination, Keane’s audit committee also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

CERTAIN BENEFICIAL OWNERS OF C&J COMMON STOCK

To C&J’s knowledge, the following table and accompanying footnotes show information as of August 29, 2019 (except as noted in the footnotes below) regarding the beneficial ownership of C&J Common Stock by:

•	each person known by C&J to beneficially own more than 5% of the outstanding shares of C&J Common Stock;

•	each member of the C&J Board;

•	each named executive officer of C&J; and

•	the members of the C&J Board and C&J’s executive officers as a group.

C&J has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, C&J believes, based on the information furnished to C&J, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of C&J Common Stock that he, she or it beneficially owns.

Included in the tables below are shares over which the person could have acquired voting power or investment power within 60 days after August 29, 2019. Voting power includes the power to direct the voting of shares held, and investment power includes the power to direct the disposition of shares held. Applicable percentage ownership and voting power is based on 66,025,630 shares of C&J Common Stock outstanding as of August 29, 2019.

Unless otherwise noted below, each of the below has sole voting and investment power over the shares of common stock reflected in the table and their address is c/o C&J Energy Services, Inc., 3990 Rogerdale Rd., Houston, TX 77042.

Name of Beneficial Owner	Shares beneficially owned	Percentage of common stock outstanding
5% Stockholders:
BlackRock, Inc.(1)	9,255,936	14.0%
The Vanguard Group, Inc.(2)	6,063,834	9.2%
Hotchkis & Wiley Capital Management, LLC(3)	5,668,698	8.6%

Directors:
Michael Zawadzki(4)	—	—
Patrick Murray	19,981	*
Stuart Brightman	14,280	*
John Kennedy	15,310	*
Steven Mueller	15,310	*
Amy Nelson	10,869	*
Michael Roemer	15,880	*

Named Executive Officers:
Donald Gawick	410,920	*
Jan Kees van Gaalen	36,047	*
Danielle Hunter	94,536	*
Sterling Renshaw	37,203	*
Michael Galvan	10,152	*

All directors and executive officers as a group (15 persons)	823,518	1.2%

*	Represents less than 1%.

(1)

The information contained in the table and this footnote is based solely on a Schedule 13G/A, filed with the SEC on January 24, 2019, and a Form 13F with respect to the period ended March 31, 2019, filed with the SEC on May 9, 2019, by BlackRock, Inc. The filings indicate that as of March 31, 2019, BlackRock, Inc. had sole voting power for 9,087,799 shares and sole dispositive power over 9,255,936 shares. The filing also indicated that iShares Core S&P Small-Cap ETF, is more than five percent of the total outstanding common stock of C&J. The subsidiaries of BlackRock, Inc. that acquired shares reported by the BlackRock, Inc. are as follows: BlackRock Advisors, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Fund Advisors, BlackRock Asset Management Ireland Limited, BlackRock Institutional Trust Company, National Association, BlackRock Financial Management, Inc., BlackRock Asset Management Schweiz AG, and BlackRock Investment Management, LLC. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(2)

The information contained in the table and this footnote is based solely on a Schedule 13G/A filed with the SEC on February 11, 2019, and a Form 13F with respect to the period ended March 31, 2019, filed with the SEC on May 15, 2019, by The Vanguard Group. The filings indicate that as of March 31, 2019, The Vanguard Group, Inc. reported that it had sole voting power for 61,628 shares, shared voting power for 17,400 shares, sole dispositive power for 5,990,636 shares and shared dispositive power for 73,198 shares. The Vanguard Group, Inc. also reported that (i) Vanguard Fiduciary Trust Company, a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner as a result of its serving as investment manager of collective trust accounts and (ii) Vanguard Investments Australia, Ltd., a wholly owned subsidiary of The Vanguard Group, Inc., is the beneficial owner as a result of its serving as investment manager of Australian investment offerings. The address for The Vanguard Group, Inc. is 100 Vanguard Blvd., Malvern, PA 19355.

(3)

The information contained in the table and this footnote is based solely on a Schedule 13G filed with the SEC on February 13, 2019, and a Form 13F/A with respect to the period ended March 31, 2019, filed with the SEC on May 16, 2019, by Hotchkis & Wiley Capital Management, LLC (“Hotchkis”). The filings indicate that as of March 31, 2019, Hotchkis reported that it was an investment advisor having sole dispositive power as to 5,668,698 common shares and having the power to direct the vote of 4,926,976 common shares. The address for Hotchkis is 725 South Figueroa St., 39th Floor, Los Angeles, CA 90017.

(4)	Michael Zawadzki is an employee of GSO Capital Partners LP and/or one of its affiliates. Mr. Zawadzki disclaims beneficial ownership of C&J Common Stock held by GSO CSF II Lux.

CERTAIN BENEFICIAL OWNERS OF KEANE COMMON STOCK

To Keane’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Keane Common Stock as of August 29, 2019 and with respect to:

•	each person known by Keane to beneficially own 5% or more of the outstanding shares of Keane Common Stock;

•	each member of the Keane Board;

•	each named executive officer of Keane; and

•	the members of the Keane Board and Keane’s executive officers as a group.

Keane has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Keane believes, based on the information furnished to Keane, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Keane Common Stock that he, she or it beneficially owns.

Included in the tables below are shares over which the person could have acquired voting power or investment power within 60 days after August 29, 2019. Voting power includes the power to direct the voting of shares held, and investment power includes the power to direct the disposition of shares held. Applicable percentage ownership and voting power is based on 105,015,124 shares of Keane Common Stock outstanding as of August 29, 2019.

Unless otherwise noted below, each of the below has sole voting and investment power over the shares of common stock reflected in the table the address of each beneficial owner listed in the table below is c/o Keane Group, Inc., 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056.

Name of Beneficial Owner	Shares beneficially owned	Percentage of common stock outstanding
5% Stockholders:
Keane Investor Holdings LLC(1)(2)	51,668,175	49.2%

Directors:
James C. Stewart	151,723	*
Lucas N. Batzer	—	—
Robert W. Drummond	65,110	*
Dale M. Dusterhoft	—	—
Marc G. R. Edwards(3)	77,445	*
Christian A. Garcia(3)	44,310	*
Lisa A. Gray	—	—
Gary M. Halverson(3)	56,612	*
Shawn Keane	—	—
Elmer D. Reed(3)	49,671	*
Lenard B. Tessler	—	—
Scott Wille	—	—

Named Executive Officers:
James C. Stewart	151,723	*
Robert W. Drummond	65,110	*
Gregory L. Powell	121,108	*
M. Paul DeBonis Jr.	66,798	*
Kevin M. McDonald	51,172	*

All directors and executive officers as a group (15 persons)	683,949	*

*	Represents less than 1%.
(1)

Keane Investor is held by a private investor group, including affiliates of Cerberus, members of the Keane family, and certain current members of management. Messrs. Batzer, Tessler, Wille and Ms. Gray, each of whom is one of Keane’s directors, are affiliated with Cerberus. Based on the number of their respective units in Keane Investor attributable to such persons: (i) affiliates of Cerberus have indirect economic interests in 39,745,250 shares, or approximately 37.8% of outstanding shares of Keane Common Stock; (ii) Shawn Keane, one of Keane’s directors, is affiliated with several entities affiliated with the Keane family that have indirect economic interests in 7,120,262 shares, or approximately 6.8% of outstanding shares of Keane Common Stock; (iii) James C. Stewart, Keane’s chairman, has indirect economic interests in 1,870,338 shares, or approximately 1.8% of outstanding shares of Keane Common Stock; and (iv) Gregory Powell, Paul DeBonis Jr., Ian Henkes and Kevin McDonald, each a member of Keane management, have indirect economic interests in 2,544,073 shares, or approximately 2.4% of outstanding shares of Keane Common Stock.

(2)	The address for Keane Investor and Messrs. Batzer, Tessler and Wille and Ms. Gray is c/o Cerberus Capital Management, L.P., 875 Third Avenue, New York, New York 10022.
(3)

For each of Messrs. Edwards, Garcia, Halverson and Reed this amount reflects the total amount of vested and unvested Keane Restricted Stock Awards held by each director and includes 14,629 restricted shares granted on May 10, 2019 that will vest in accordance with the Keane Group, Inc. Non-Employee Director Compensation Plan. For Mr. Edwards this also includes 17,362 shares granted on October 1, 2016 that will vest on October 1, 2019, for Mr. Garcia this also includes 6,317 shares granted on May 15, 2017 that will vest on May 15, 2020, and for Messrs. Halverson and Reed this also includes 10,417 shares granted on October 1, 2016 that will vest on October 1, 2019.

STOCKHOLDER PROPOSALS

C&J

If the merger is completed in 2019, C&J will become a wholly owned subsidiary of Keane and, consequently, will not hold an annual meeting of its stockholders in 2020. C&J stockholders will be entitled to participate, as stockholders of the Combined Company following the merger, in the 2020 annual meeting of stockholders of the Combined Company. If the Merger Agreement is not completed for any reason, C&J intends to hold an annual meeting of its stockholders in 2020.

Any stockholder interested in submitting a proposal for inclusion in C&J’s proxy materials and for presentation at the 2020 annual meeting of stockholders and wishes to have such proposal (a “Rule 14a-8 Proposal”) included in C&J’s proxy materials, must submit such Rule 14a-8 Proposal to C&J’s at its principal executive offices no later than December 21, 2019 unless C&J notifies the stockholders otherwise. Only those Rule 14a-8 Proposals that are timely received by C&J and proper for stockholder action (and otherwise proper) will be included in C&J’s proxy materials.

In addition to the requirements of Rule 14a-8, and as more specifically provided for in the C&J Bylaws, any stockholder wishing to propose for election as a director someone who is not an existing director or is not proposed by the C&J Board must give timely and proper notice of the intention to propose the person for election. A stockholder making a nomination for election to the C&J Board for the 2020 annual meeting of stockholders must deliver proper notice to C&J’s corporate secretary at least 90 days but not more than 120 days prior to the first anniversary date of the 2019 annual meeting of stockholders. In other words, for a stockholder nomination for election to the C&J Board to be considered at the 2020 annual meeting of stockholders, it should be properly submitted to C&J’s corporate secretary no earlier than February 1, 2020 and no later than March 2, 2020 (however, in the event that the date of the 2020 annual meeting is more than 30 days before or more than 70 days after the anniversary of the 2019 annual meeting of stockholders, the notice must be given at least 120 days but not more than 70 days prior to the date of the 2020 annual meeting of stockholders or not later than 10 days following the date on which public announcement of the date of the 2020 annual meeting is made) and must comply with the provisions of the C&J Bylaws.

Under Rule 14a-4(c) of the Exchange Act, the C&J Board may exercise discretionary voting authority under proxies solicited by it with respect to any matter properly presented by a stockholder at the 2020 annual meeting of stockholders that the stockholder does not seek to have included in C&J’s proxy statement if (except as described in the following sentence) the proxy statement discloses the nature of the matter and how the C&J Board intends to exercise its discretion to vote on the matter, unless C&J is notified of the proposal on or before March 5, 2020, and the stockholder satisfies the other requirements of Rule 14a-4(c)(2). If C&J firsts receive notice of the matter after March 5, 2020, and the matter nonetheless is permitted to be presented at the 2020 annual meeting of stockholders, the C&J Board may exercise discretionary voting authority with respect to the matter without including any discussion of the matter in the proxy statement for the meeting. C&J reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with the requirements described above and other applicable requirements. For each individual that a stockholder proposes to nominate as a director, the stockholder’s notice to C&J’s corporate secretary must be in written form and include the candidate’s name, contact information, biographical information and qualifications. The request must also include the potential candidate’s written consent to being named in C&J’s proxy statement as a nominee and to serving as a director if nominated and elected. If a stockholder provides notice for the event described above, in addition to any other information required by Rule 14a-8, the notice must also comply with the provisions specified in the C&J Bylaws.

All notices of proposals by C&J stockholders, whether or not to be included in C&J’s proxy materials, should be mailed to C&J’s principal executive offices located at 3990 Rogerdale Rd., Houston, TX 77042, to the attention of C&J’s corporate secretary.

Keane

Keane expects that its 2020 annual meeting will be held in May 2020 consistent with Keane’s 2019 annual meeting. Stockholders of record who intend to submit a proposal at the 2020 annual meeting of stockholders must provide written notice to Keane in accordance with the Keane Bylaws. Under the Keane Bylaws, such notice must be received at Keane’s principal executive offices, addressed to the corporate secretary, not earlier than January 10, 2020 nor later than February 9, 2020, which are dates at least 90 days but not more than 120 days in advance of the first anniversary of the date of the 2019 annual meeting of stockholders.

Stockholders who intend to submit a proposal at the 2020 annual meeting of stockholders and desire that such proposal be included in the proxy materials for such meeting must follow the procedures prescribed in the Keane Bylaws and Rule l4a-8 under the Exchange Act. To be eligible for inclusion in the proxy materials, stockholder proposals must be received by the corporate secretary at Keane’s principal executive offices not earlier than January 10, 2020 nor later than February 9, 2020. Stockholders are also advised to review the Keane Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, C&J Energy Services, Inc., 3990 Rogerdale Rd., Houston, TX 77042, Telephone: (713) 325-6000 or Keane Group, Inc., 1800 Post Oak Boulevard, Suite 450, Houston, TX 77056, Telephone: (713) 357-9490.

WHERE YOU CAN FIND MORE INFORMATION

C&J and Keane file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both C&J and Keane, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Keane files with the SEC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, by going to Keane’s website at www.keanegrp.com, and you may obtain free copies of the documents C&J files with the SEC by going to C&J’s website at www.cjenergy.com. The website addresses of C&J and Keane are provided as inactive textual references only. The information provided on the websites of C&J and Keane, other than copies of the documents listed below that have been filed with the SEC, is not part of this joint proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows C&J and Keane to “incorporate by reference” into this joint proxy statement/prospectus documents C&J and Keane file with the SEC including certain information required to be included in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. This means that C&J and Keane can disclose important information to you by referring you to those documents. The information incorporated by reference into this joint proxy statement/prospectus is considered to be a part of this joint proxy statement/prospectus, and later information that C&J and Keane file with the SEC will update and supersede that information. Each of C&J and Keane incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of its applicable special meeting.

C&J and Keane also incorporate by reference into this joint proxy statement/prospectus additional documents that C&J and Keane may each file with the SEC (i) after the filing of the registration statement of which this joint proxy statement/prospectus forms a part and prior to the effectiveness of said registration statement and (ii) between the date of this joint proxy statement/prospectus and the earlier of the date of the C&J Special Meeting and Keane Special Meeting or the termination of the Merger Agreement. These documents include periodic reports, such as Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as Current Reports on Form 8-K and proxy solicitation materials. The information provided on C&J’s and Keane’s respective websites is not part of this joint proxy statement/prospectus, and therefore is not incorporated by reference herein.

C&J (SEC File No. 001-38023):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (filed with the SEC on February 27, 2019);

•	The information responsive to Part III of Form 10-K in C&J’s definitive proxy statement on Schedule 14A for C&J’s 2019 annual meeting of stockholders, filed with the SEC on April 9, 2019;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (filed with the SEC on May 7, 2019);

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (filed with the SEC on August 7, 2019);

•

Current Reports on Form 8-K or Form 8-K/A (excluding any information and exhibits furnished under Item 2.02 of 7.01 thereof) filed with the SEC on February 21, 2019, February  26, 2019, May  7, 2019, May  14, 2019, May 31, 2019, June  17, 2019, July  1, 2019, July 19, 2019 and August 6, 2019; and

•	any description of shares of C&J Common Stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

These documents contain important information about C&J’s business and C&J’s financial performance.

You may request a copy of this joint proxy statement/prospectus or any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning C&J for free by written or telephonic request to:

C&J Energy Services, Inc.

3990 Rogerdale Rd.

Houston, TX 77042

Attention: Corporate Secretary

Telephone: (713) 325-6000

or from the SEC through the SEC website at the address provided above.

Keane (SEC File No. 001-37988):

•	Annual Reports on Form 10-K (filed with the SEC on February 27, 2019) and Form 10-K/A (filed with the SEC on August 19, 2019) for the fiscal year ended December 31, 2018;

•	The information responsive to Part III of Form 10-K in Keane’s definitive proxy statement on Schedule 14A for Keane’s 2019 annual meeting of stockholders, filed with the SEC on April 1, 2019;

•	Quarterly Reports on Form 10-Q (filed with the SEC on May 7, 2019) and Form 10-Q/A (filed with the SEC on August 19, 2019) for the quarter ended March 31, 2019;

•	Quarterly Reports on Form 10-Q (filed with the SEC on July 31, 2019) and Form 10-Q/A (filed with the SEC on August 19, 2019) for the quarter ended June 30, 2019;

•

Current Reports on Form 8-K or Form 8-K/A (excluding any information and exhibits furnished under Item 2.02 of 7.01 thereof) filed with the SEC on January 11, 2019, February  25, 2019, March  18, 2019, May  6, 2019, May  14, 2019, May 14, 2019, June 17, 2019, July 19, 2019 and July 29, 2019; and

•	any description of shares of Keane Common Stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

These documents contain important information about Keane’s business and Keane’s financial performance.

You may request a copy of this joint proxy statement/prospectus or any of the documents incorporated by reference into this joint proxy statement/prospectus or other information concerning Keane for free by written or telephonic request to:

Keane Group, Inc.

1800 Post Oak Boulevard, Suite 450

Houston, TX 77056

Attn: Corporate Secretary

Telephone: (713) 357-9490

or from the SEC through the SEC website at the address provided above.

ANNEX A—MERGER AGREEMENT

AGREEMENT AND PLAN OF MERGER

among

C&J ENERGY SERVICES, INC.

KEANE GROUP, INC.

and

KING MERGER SUB CORP.

Dated as of June 16, 2019

A-i

A-ii

A-iii

Page
10.9	Third-Party Beneficiaries	A-63

10.10	Fulfillment of Obligations	A-63

10.11	Non-Recourse	A-63

10.12	Severability	A-63

10.13	Interpretation; Construction	A-64

10.14	Successors and Assigns	A-64

Exhibit A	Form of Amended and Restated King Stockholders Agreement

Exhibit B	Form of Certificate of Incorporation of Surviving Corporation

Exhibit C	Form of LLC Sub Merger Agreement

A-iv

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 16, 2019, is entered into by and among C&J Energy Services, Inc., a Delaware corporation (“Crown”), Keane Group, Inc., a Delaware corporation (“King”), and King Merger Sub Corp., a Delaware corporation and direct wholly owned subsidiary of King (“King Sub” and together with Crown and King, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, King Sub will merge with and into Crown (the “Merger”), with Crown surviving the Merger, pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of Crown (the “Crown Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Transactions”), are fair to, and in the best interests of, Crown and the holders of shares of Crown’s common stock, par value $0.01 per share (the “Crown Common Stock”), (b) approved and declared advisable this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement, (c) directed that this Agreement be submitted to the holders of shares of Crown Common Stock for their adoption and (d) subject to Section 7.2, resolved to recommend that the holders of shares of Crown Common Stock vote in favor of the adoption of this Agreement;

WHEREAS, a special committee (the “Special Committee”) of the board of directors of King (the “King Board”), such Special Committee comprised of only independent and disinterested members of the King Board, has, subject to Section 7.2, unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, King and the holders of shares of King’s common stock, par value $0.01 per share (the “King Common Stock”), (other than Keane Investor Holdings LLC and its Affiliates), and recommended submission of this Agreement and the Transactions to the King Board, and (b) recommended that the King Board approve this Agreement and the Transactions, and determine that this Agreement and the Transactions are advisable, fair to, and in the best interests of, King and the holders of shares of King Common Stock;

WHEREAS, the King Board (following the favorable recommendation of the Special Committee) has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, King and the holders of King Common Stock, (b) approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the Share Issuance be submitted to the holders of King Common Stock, for their approval, and (d) subject to Section 7.2, resolved to recommend that the holders of shares of King Common Stock vote in favor of the Share Issuance;

WHEREAS, the board of directors of King Sub has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, King Sub and King, its sole stockholder, (b) approved and declared advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) determined to submit the approval of the adoption of this Agreement and the Transactions, to King, as sole stockholder of King Sub, and (d) resolved to recommend to King, as sole stockholder of King Sub, that King approve the adoption of this Agreement and the Transactions;

WHEREAS, King will, immediately following the execution of this Agreement, approve the adoption of this Agreement and the Transactions, including the Merger, by written consent in its capacity as the sole stockholder of King Sub;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Crown’s willingness to enter into this Agreement, Keane Investor Holdings LLC, a Delaware limited liability company, has entered into a Support Agreement and Irrevocable Proxy with Crown, dated as of the date of this Agreement, whereby subject to the terms set forth therein, it has agreed to vote to approve the Share Issuance;

WHEREAS, Crown has declared a dividend of $1.00 per share of Crown Common Stock to the holders of record of Crown Common Stock as of the record date for such dividend, subject to the Crown Board determining that the surplus of Crown exceeds the amount of the aggregate dividend, which dividend is expected to be paid prior to the Closing;

WHEREAS, immediately following the effectiveness of the Merger, the Surviving Corporation (as defined herein) shall be merged with and into King Merger Sub II LLC, a Delaware limited liability company (“LLC Sub”) (such merger, the “LLC Sub Merger”), with LLC Sub continuing as the surviving entity in the LLC Sub Merger as a direct, wholly owned subsidiary of King;

WHEREAS, it is intended that, for federal income Tax purposes, the Merger and the LLC Sub Merger (together, the “Integrated Mergers”) shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and

WHEREAS, Crown, King and King Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time (as defined below), King Sub shall be merged with and into Crown in accordance with the DGCL and the separate corporate existence of King Sub shall thereupon cease, (b) Crown shall be the surviving corporation in the Merger (the “Surviving Corporation”) such that immediately following the Merger, the Surviving Corporation will be a wholly owned subsidiary of King and (c) the Merger shall have such other effects as provided in this Agreement and in the DGCL.

1.2    Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, NY, at 9:00 a.m. (New York Time) on the third (3rd) Business Day following the day on which the last to be satisfied or (to the extent permissible) waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or (to the extent permissible) waiver of those conditions) shall be satisfied or (to the extent permissible) waived in accordance with this Agreement or at such other date, time or place (or by means of remote communication) as Crown, King and King Sub may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.3    Effective Time. As soon as practicable following, and on the date of, the Closing, Crown and King Sub will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or at such later date and time as may be agreed by the Parties in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

2.1    Merger Consideration; Conversion of Shares of King Sub Common Stock; Conversion of Shares of Crown Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of Crown, each share of common stock, par value $0.01 per share, of King Sub issued and outstanding immediately before the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and each share of Crown Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such shares of Crown Common Stock, the “Eligible Shares”) shall automatically be converted into the right to receive that number of validly issued, fully paid and nonassessable shares of King Common Stock equal to 1.6149 (the “Exchange Ratio”) (such number of shares of King Common Stock, the “Merger Consideration”). At the Effective Time, all Excluded Shares shall, as a result of the Merger and without any action on the part of the Parties or any holder of such Excluded Shares, be cancelled and shall cease to exist, and no consideration shall be paid or delivered in exchange therefor.

2.2    Cancellation of Shares of Crown Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of Crown, all of the Eligible Shares shall represent the right to receive the aggregate Merger Consideration pursuant to this Article II, shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3; provided, that nothing in this Agreement (including this Article II and Article III) shall (a) affect the right of the holders of shares of Crown Common Stock to receive any dividend or other distribution that was declared on Crown Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement or (b) give holders of Crown Common Stock the right to receive any dividend or other distribution declared on King Common Stock, and the record date of which occurred, prior to the Effective Time in accordance with the provisions of this Agreement.

2.3    Treatment of Long Term Incentive Awards. This Section 2.3 shall govern the treatment of such Party’s equity awards in connection with the Transactions.

(a)    Crown Long Term Incentive Awards.

(i)    Each Crown Stock Option Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holders thereof, be assumed by King and remain subject to the same terms and conditions as were applicable to such Crown Stock Option Award, but shall be converted into an option to purchase that number of shares of King Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Crown Common Stock subject to such Crown Stock Option Award immediately prior to the Effective Time and (y) the Exchange Ratio, at an exercise price per share of King Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Crown Stock Option Award divided by (B) the Exchange Ratio (a “Converted Option Award”).

(ii)    Each Crown Performance Share Award other than a Vested Crown Performance Share Award that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holders thereof, be assumed by King and remain subject to the same terms and conditions (including the Time-Based Vesting Schedule (as defined in the applicable award agreement pursuant to which the Crown Performance Share Award was granted but excluding continued performance-based vesting requirements)) as were applicable to such Crown Performance Share Award, but shall be converted into an award with respect to a number of shares of King Common Stock (rounded up or down to the nearest whole share) equal to the product of (x) the number of shares of Crown Common Stock subject to such Crown Performance Share Award and (y) the Exchange Ratio (a “Converted Performance Share Award”). For purposes of the immediately preceding sentence, the number of shares of Crown Common Stock subject to such Crown Performance Share Award shall be deemed to be the number of shares subject to the Crown Performance Share Award with performance deemed achieved at target performance levels. Each Vested Crown Performance Share Award outstanding immediately prior to the Effective Time shall, at the Effective Time, be deemed to have been settled with shares of Crown Common Stock, and the holder of such Vested Crown Performance Share Award shall have the right to receive the Merger Consideration in the manner set forth in Section 2.1.

(iii)    Each Crown RSU Award that is outstanding immediately prior to the Effective Time shall, at the Effective Time, automatically and without any action on the part of the holders thereof, be assumed by King and remain subject to the same terms and conditions as were applicable to such Crown RSU Award, but shall be converted into an award with respect to a number of shares of King Common Stock (rounded up or down to the nearest whole share) equal to the product of (x) the number of shares of Crown Common Stock subject to such Crown RSU Award and (y) the Exchange Ratio (a “Converted RSU Award”). Following the Effective Time, each Converted RSU Award shall continue to be governed by the same terms and conditions (including, as applicable, vesting and forfeiture terms) as were applicable to the Crown RSU Award immediately prior to the Effective Time.

(iv)    Each Crown Restricted Stock Award that is outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be assumed by King and remain subject to the same terms and conditions as were applicable to such Crown Restricted Stock Award, but shall be converted into an award with respect to a number of shares of King Common Stock (rounded up to the nearest whole share) equal to the product of (x) the number of shares of Crown Common Stock subject to such Crown Restricted Stock Award and (y) the Exchange Ratio (a “Converted Restricted Share Award”).

(b)    Crown Actions. At or prior to the Effective Time, Crown and the Crown Board (and the compensation committee of the Crown Board), as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of Crown Options, Crown RSU Awards, Crown Performance Share Awards, and Crown Restricted Stock Awards, (collectively, the “Crown Equity Awards”) pursuant to Section 2.3(a).

(c)    King Actions. King shall take all actions that are necessary for the treatment of Crown Equity Awards pursuant to Section 2.3(a), including the reservation, issuance and listing of King Common Stock as necessary to effect the transactions contemplated by this Section 2.3. If registration of any plan interests in any Benefit Plan or the shares of King Common Stock issuable in satisfaction of any (i) Crown Equity Awards or (ii) Converted Option Award, Converted Performance Share Awards, Converted RSU Awards, or Converted Restricted Share Awards (collectively, “Converted Awards”) following the Effective Time (and giving effect to this Section 2.3) is required under the Securities Act of 1933, as amended (the “Securities Act”), King shall file with the Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable on or after the Closing Date a registration statement on Form S-8 with respect to such interests of King Common Stock, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Crown Stock Plan or other Crown Benefit Plans, Crown Equity Awards or Converted Awards, as applicable, remain outstanding or in effect and such registration of interests therein or the shares of King Common Stock issuable thereunder continues to be required.

(d)    Future Grants of Equity Awards. Notwithstanding anything in Section 2.3(a) to the contrary, but subject to Section 7.1(a) to the extent the terms of any Crown Equity Award (i) granted on or after the date of this Agreement and not in violation of this Agreement or (ii) mutually agreed by the Parties and a holder of any Crown Equity Award (or Converted Award) expressly provide for treatment in connection with the occurrence of the Effective Time that is different from the treatment prescribed by this Section 2.3, then in each case of clause (i) and (ii), the terms of such Crown Equity Award (or Converted Award), as applicable or so agreed by the Parties and such holder, shall control (and the applicable provisions of this Section 2.3 shall not apply).

2.4    Treatment of Crown Cash Awards. As of the Effective Time, King shall assume all Crown Cash Awards that are outstanding immediately prior to the Effective Time, whether vested or unvested, that have not been settled as of the Closing Date.

2.5    Treatment of Crown Warrants. The Crown Warrants outstanding immediately prior to the Effective Time shall be deemed exercised (even if not surrendered) as of 5:00 p.m., New York City time on the Trading Day (as defined in the Crown Warrant Agreement) immediately preceding the date of the Effective Time, pursuant to Section  3.03 of the Crown Warrant Agreement. No Crown Warrants shall be outstanding at the Effective Time.

2.6     Treatment of Registration Rights. Prior to the Effective Time, to the extent that any stockholders of Crown have registration rights under the Crown Registration Rights Agreement and any stockholders of King have registration rights under the King Stockholders Agreement, King and Crown shall use reasonable best efforts (which efforts shall include negotiating in good faith with each other and their respective stockholders) to enter into an agreement among King, the stockholders of Crown party to the Crown Registration Rights Agreement and the stockholders of King party to the King Stockholders Agreement resolving any inconsistencies between the registration rights granted pursuant to the Crown Registration Rights Agreement and the King Stockholders Agreement.

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

3.1    Exchange Agent. King shall deposit or cause to be deposited with an exchange agent selected by King with Crown’s prior approval (which approval shall not to be unreasonably withheld, conditioned or delayed) to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares, (a) at or prior to the Effective Time, an aggregate number of shares of King Common Stock to be issued in non-certificated book-entry form sufficient to deliver the number of shares of King Common Stock required to be delivered in respect of Eligible Shares pursuant to Section 2.1 and (b) as promptly as reasonably practicable following the Effective Time, an aggregate amount of cash in U.S. Dollars sufficient to deliver the amounts required to be delivered in respect of Eligible Shares pursuant to Section 3.5. In addition, King shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares (such shares of King Common Stock, cash and the amount of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.1 being the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited or invested by the Exchange Agent as reasonably directed by King; provided, that no such deposit or investment (or any loss resulting therefrom) shall affect the amount of cash payable to former holders of Crown Common Stock pursuant to the provisions of this Article III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to this Agreement shall be promptly returned to King.

3.2    Procedures for Surrender.

(a)    With respect to Certificates, as promptly as reasonably practicable (but in any event within three (3) Business Days) after the Effective Time, King shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) a notice advising such holder of the effectiveness of the Merger, (ii) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent or transfer of Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”) to the Exchange Agent (including customary provisions with respect to delivery of an “agent’s message” with respect to Non-DTC Book-Entry Shares) (the “Letter of Transmittal”) and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) in exchange for the aggregate Merger Consideration payable in respect thereof to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, King shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefore, as promptly as reasonably practicable thereafter, (A) a statement reflecting the number of whole shares of King Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5 plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(b)    With respect to Non-DTC Book-Entry Shares, as promptly as reasonably practicable (but in any event within three (3) Business Days) after the Effective Time, King shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holder of the effectiveness of the Merger, (ii) a Letter of Transmittal and (iii) instructions for transferring the Non-DTC Book-Entry Shares in exchange for the aggregate Merger Consideration payable in respect thereof to the Exchange Agent to the Exchange Agent. Upon surrender to the Exchange Agent of Non-DTC Book-Entry Shares by book-receipt of an “agent’s message” by the Exchange Agent in accordance with the terms of the Letter of Transmittal and accompanying instructions, King shall cause the Exchange Agent to mail to each holder of record of any such Non-DTC Book-Entry Shares in exchange therefore, as promptly as reasonably practicable (but in any event within three (3) Business Days) after the Effective Time, (A) a statement reflecting the number of whole shares of King Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form pursuant to Article II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of (x) any cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5 plus (y) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.

(c)    With respect to Book-Entry Shares held through DTC, Crown and King shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the aggregate Merger Consideration issuable and payable in respect thereof, cash in lieu of fractional shares that such holder is entitled to receive pursuant to Section 3.5, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

(d)    No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

3.3    Distributions with Respect to Unexchanged Shares of Crown Common Stock. All shares of King Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by King in respect of King Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of King Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of King Common Stock with a record date at or after the Effective Time shall be paid to any holder of any unsurrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this Article III. Subject to applicable Law, there shall be issued or paid to the holder of record of the whole shares of King Common Stock issued in exchange for Eligible Shares in accordance with Article II without interest, (a) at the time of such surrender, the dividends or other distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of King Common Stock and not paid, and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of King Common Stock with a record date at or after the Effective Time and prior to surrender but with a payment date subsequent to surrender.

3.4    No Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of Crown of the shares of Crown Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of Crown Common Stock except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to King for any reason, they shall be cancelled and exchanged as provided in this Agreement.

3.5    Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of King Common Stock will be issued upon the conversion of shares of Crown Common Stock pursuant to Section 2.1. All fractional shares of King Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1 but for this Section 3.5, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest whole cent) of (a) the amount of such fractional share interest in a share of King Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1, and (b) an amount equal to the average of the daily volume weighted average price per share of King Common Stock on the NYSE (as such daily volume weighted average price per share is reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by King and Crown) calculated for the ten (10) consecutive Trading Days ending on the second (2nd) full Trading Day immediately prior to (and not including) the Closing Date. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of King Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share interests in a share of King Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1. The payment of cash in lieu of fractional shares of King Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of King Common Stock) that remains unclaimed as of the date that is twelve (12) months after the Closing Date shall be delivered to King. Any holder of Eligible Shares who has not theretofore complied with this Article III shall thereafter look only to King for delivery of the Merger Consideration, cash in lieu of fractional shares of King Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Article III.

3.7    Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of fractional shares of King Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Article III, as if such lost, stolen or destroyed Certificate had been surrendered.

3.8    Withholding Rights. Each of King, LLC Sub, the Exchange Agent and any other withholding agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Crown Common Stock and Crown Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by King, the Exchange Agent or such other withholding agent, as applicable, such withheld amounts (a) shall be timely remitted by King, the Exchange Agent or such other withholding agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Crown Common Stock and Crown Equity Awards in respect of which such deduction and withholding was made by King, the Exchange Agent, or such other withholding agent.

3.9    Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with Article IX, the issued and outstanding shares of Crown Common Stock or securities convertible or exchangeable into or exercisable for shares of Crown Common Stock or the issued and outstanding shares of King Common Stock or securities convertible or exchangeable into or exercisable for shares of King Common Stock, shall have been changed into a different number of shares or securities or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend or rights offering with a record date within such period shall have been declared, then the Merger Consideration shall be equitably adjusted to provide the holders of shares of Crown Common Stock and King Common Stock the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration. Nothing in this Section 3.9 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.10    No Liability. None of Crown, King, or the Exchange Agent shall be liable to any Person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to seven (7) years after the Effective Time, or immediately prior to such earlier date on which any shares of King Common Stock, any cash in lieu of fractional shares of King Common Stock and any unpaid cash dividends and any other dividends or other distributions, in each case, that a holder of any Eligible Shares has the right to receive pursuant to this Article III in respect of such Certificate or Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or other distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of King, free and clear of all claims or interests of any Person previously entitled thereto.

ARTICLE IV

GOVERNANCE AND ADDITIONAL MATTERS

4.1    Governance and Additional Matters.

(a)    Governing Documents of the Surviving Corporation. At the Effective Time, the certificate of incorporation of Crown, as in effect immediately prior to the Effective Time, shall be amended and restated in the Merger to read in its entirety as set forth on Exhibit B, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided therein or by applicable Law. At the Effective Time, the bylaws of Crown, as in effect immediately prior to the Effective Time, shall be amended and restated to read in their entirety as the bylaws of the Surviving Corporation (except that all references therein to Crown shall be references to Surviving Corporation), and as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein, the certificate of incorporation of the Surviving Corporation or by applicable Law.

(b)    Board of Directors of the Surviving Corporation. Unless otherwise determined by King and Crown prior to the Effective Time, at the Effective Time, the Parties shall take all requisite action so that from and after the Effective Time, the directors of the Surviving Corporation shall be the directors of King Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation of the Surviving Corporation and bylaws of the Surviving Corporation until their respective successors are duly elected and qualified or their earlier death, resignation or removal.

(c)    Board of Directors of King. Prior to the Effective Time, King and Crown shall take all actions necessary (including by securing and causing to be delivered to King and Crown (with evidence thereof provided to King and Crown, as applicable), the resignations of then-serving directors of the King Board who are not King Designees and the Crown Board) to cause, in each case, effective as of the Effective Time: (i) the number of directors constituting the full board of directors of King (the “New Board”) to be twelve (12) members; (ii) the New Board to be composed of: (A) five (5) directors designated by King (at least three of whom shall be independent) and set forth on Section 4.1(c)(i) and Section 4.1(c)(ii) of the King Disclosure Letter (the “King Designees”); (B) six (6) directors designated by Crown (at least four of whom shall be independent) and set forth on Section 4.1(c)(i) and Section 4.1(c)(ii) of the Crown Disclosure Letter (the “Crown Designees”); and (C) the Chief Executive Officer of King as of immediately prior to the Effective Time; (iii) all of the King Designees and the Crown Designees to be appointed, elected and approved as directors of the New Board by a vote of at least a majority of the King Board in office as of immediately prior to the Effective Time; and (iv) the Chairman of the Crown Board as of immediately prior to the Effective Time shall be appointed to serve as Chairman of the New Board. Each of the King Designees set forth on Section 4.1(c)(i) of the King Disclosure Letter and the Crown Designees set forth on Section 4.1(c)(i) of the Crown Disclosure Letter shall meet the independence standards of the NYSE as may be applicable with respect to King as of the Effective Time. The provisions of this Section 4.1(c) are intended to be for the benefit of, and shall be enforceable by, the Parties, and each of the Crown Designees and the King Designees.

(d)    Officers of King. Prior to the Effective Time, King shall take all actions necessary to cause, effective as of the Effective Time: (i) Robert Drummond to be appointed to serve as the Chief Executive Officer of King; (ii) Jan Kees van Gaalen to be appointed to serve as the Executive Vice President and Chief Financial Officer of King; and (iii) Greg Powell to be appointed to serve as Executive Vice President and Chief Integration Officer of King. Prior to the Effective Time, Crown and King shall take all actions necessary to cause, effective as of the Effective Time, the executive officers (other than the officers specified in the preceding sentence) of King and its Subsidiaries to be those individuals selected by the Chief Executive Officer of King on a merit basis, with input from the Chief Executive Officer of Crown and the Chief Financial Officers of Crown and King and without consideration of whether the persons selected serve as officers or employees of Crown or King prior to the Effective Time.

(e)    Pre-Closing Integration Planning. From and after the date of this Agreement until the Effective Time, each of Crown and King shall, and shall cause each of its respective Subsidiaries to, subject to applicable Law, cooperate with the other Party in connection with planning the integration of the businesses of Crown and King, the identification of synergies and the adoption of best practices for King and its Subsidiaries following the Effective Time. In furtherance of the foregoing, promptly following the date of this Agreement, the respective Chief Executive Officers and Chief Financial Officers of Crown and King shall mutually develop an integration plan with the assistance of an integration team, the members of which shall be persons selected by the respective Chief Executive Officers and Chief Financial Officers of Crown and King, and such integration team shall meet at least every other week (unless otherwise determined by the respective Chief Executive Officers and Chief Financial Officers of Crown and King) prior to the Closing Date (subject to applicable Law and the approval of their respective legal counsels) and as otherwise reasonably requested by Crown or King to conduct transition and integration planning.

(f)    Post-Closing Integration. From and after the Effective Time, the Executive Vice President and Chief Integration Officer of King and Executive Vice President and Chief Financial Officer of King shall lead an integration team (and each shall report directly to the Chief Executive Officer of King), the members of which shall (with the approval of the Chief Executive Officer of King) be persons selected by the Executive Vice President and Chief Integration Officer of King and Executive Vice President and Chief Financial Officer of King.

(g)    Committees of the New Board. The initial composition of the Audit and Risk Committee, the Compensation Committee, the Compliance Committee and the Nominating and Corporate Governance Committee, respectively, of the New Board shall be mutually agreed by the Parties prior to the Effective Time; provided that there shall be an equal number of King Designees and Crown Designees on each such committee.

(h)    Name and Trading Symbol. The name and the ticker symbol of King as of the Effective Time shall be mutually determined by King and Crown prior to filing the Proxy/Prospectus.

(i)    Headquarters. As of the Effective Time, King’s principal executive offices and headquarters will be located at Crown’s existing principal executive offices and headquarters in Houston, Texas.

4.2    Post-Closing Merger. Immediately following the Effective Time, the Surviving Corporation shall merge with and into LLC Sub, with LLC Sub continuing as the surviving entity in such merger as a direct, wholly owned subsidiary of King, pursuant to a merger agreement substantially in the form attached hereto as Exhibit C (the “LLC Sub Merger Agreement”). At the time of and immediately after the LLC Sub Merger, King shall own all of the issued and outstanding membership interests and other equity interests, if any, in LLC Sub and shall be the sole member of LLC Sub, and LLC Sub shall be treated as an entity disregarded as separate from King for U.S. federal income Tax purposes.

ARTICLE V

MUTUAL REPRESENTATIONS AND WARRANTIES OF CROWN AND KING

Except as set forth in the Reports of Crown or King, as applicable, filed with or furnished to the SEC during the period from January 1, 2018 through the Business Day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Crown by King (the “King Disclosure Letter”) or delivered to King by Crown (the “Crown Disclosure Letter” and, each of the King Disclosure Letter and the Crown Disclosure Letter, a “Disclosure Letter”) concurrently with the execution and delivery of this Agreement (it being agreed that for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the King Disclosure Letter or Crown Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection of the King Disclosure Letter or Crown Disclosure Letter, as applicable, to which the relevance of such item is reasonably apparent), King hereby represents and warrants to Crown and Crown hereby represents and warrants to King and King Sub that:

5.1    Organization Good Standing and Qualification. Such Party and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Crown has made available to King, and King has made available to Crown, complete and correct copies of such Party’s Organizational Documents, each as amended prior to the execution of this Agreement.

5.2    Subsidiaries. Section 5.2 of such Party’s Disclosure Letter sets forth such Party’s or its Subsidiaries’ capital stock, equity interests or other direct or indirect ownership interests in any other Person other than (a) securities in a publicly traded company held for investment by such Party or any of its Subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such company and (b) capital stock, equity interests or other direct or indirect ownership interests or securities of direct or indirect wholly owned Subsidiaries of such Party. Such Party does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by any Party under the HSR Act.

5.3    Corporate Authority; Approval. Such Party has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions, and the execution and delivery of this Agreement and the consummation of the Transactions by such Party have been duly authorized by all necessary corporate action on the part of such Party, in each case subject only to, in the case of King, approval of the issuance of shares of King Common Stock pursuant to this Agreement (the “Share Issuance”) by the holders of shares of King Common Stock representing a majority of votes properly cast on the Share Issuance at a meeting of the King stockholders duly called and held for such purpose (the “Requisite King Vote”) and in the case of Crown, adoption of this Agreement by the holders of a majority of the outstanding shares of Crown Common Stock entitled to vote on such matter at a meeting of the Crown stockholders duly called and held for such purpose (the “Requisite Crown Vote”) and, assuming the due execution and delivery by the other Party, constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

5.4    Governmental Filings; No Violations; Certain Contracts.

(a)    Other than the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (“Filings”) (i) pursuant to the DGCL, HSR Act, the Exchange Act and the Securities Act, (ii) required to be made with the NYSE, (iii) pursuant to federal and state securities, takeover and “blue sky” Laws and (iv) included in Section 5.4(a) of the King Disclosure Letter or the Crown Disclosure Letter (collectively, the “Approvals”), no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made or obtained by such Party with, nor are any required to be obtained by such Party with or from, any Governmental Entity, in connection with the execution, delivery and performance of this Agreement by such Party and the consummation of the Transactions except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b)    Subject to obtaining the Requisite King Vote and the Requisite Crown Vote, as applicable, the execution, delivery and performance of this Agreement by such Party do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of such Party or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of an Encumbrance on any of the assets of such Party or any of its Subsidiaries pursuant to, any Contract binding upon such Party or any of its Subsidiaries or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(a) under any Law to which such Party or any of its Subsidiaries is subject or (iii) any change in the rights or obligations of any party under any Contract binding upon such Party or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.5    Reports; Internal Controls.

(a)    Such Party has filed or furnished, as applicable, on a timely basis, all forms, schedules, prospectuses, statements, certifications, reports and documents required to be filed or furnished by it with the

SEC pursuant to the Exchange Act or the Securities Act since January 1, 2017 (the “Applicable Date”) (the forms, schedules, prospectuses, statements, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, such Party’s “Reports”). Each of such Party’s Reports, at the time of its filing or being furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively), complied, or if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations thereunder. As of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then as of the date of such filing), such Party’s Reports did not, and any of such Party’s Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. No Subsidiary of such Party is subject to periodic reporting requirements of the Exchange Act other than as part of such Party’s consolidated group or required to file any form, report or other document with the SEC, the NYSE, any other stock exchange or comparable Governmental Entity other than routine and ordinary filings (such as filings regarding ownership holdings or transfers).

(b)    Such Party is, and has been at all times since the Applicable Date, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, neither such Party nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of such Party.

(c)    Except as set forth on Section 5.5 of such Party’s Disclosure Letter, since the Applicable Date, such Party has maintained disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by such Party under the Exchange Act is recorded and reported within the time periods specified in the Exchange Act and all such information required to be disclosed under the Exchange Act is accumulated and communicated to the management of such Party, as appropriate, to allow timely decisions regarding required disclosure.

(d)    Neither Party is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among such Party, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand (such as any agreement described in Section 303(a)(4) of Regulation S-K promulgated under the Exchange Act)) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, such Party in such Party’s consolidated financial statements.

(e)    Such Party maintains “internal control over financial reporting” (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of such Party, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of such Party are being made only in accordance with authorizations of management and directors of such Party, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of such Party’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of such Party and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of such Party or a wholly owned Subsidiary of such Party or its accountants, except as would not reasonably be expected to adversely affect or disrupt, in any material respect, such Party’s systems of disclosure controls and procedures and of financial reporting controls and procedures or the reports generated thereby.

(f)    Since the Applicable Date, none of such Party’s auditors, such Party’s board of directors and the audit committee of the board of directors of such Party has received any oral or written notification of (i) any “significant deficiency” in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect such Party’s ability to record, process, summarize and report financial information and has identified for such Party’s auditors, such Party’s board of directors and the audit committee of the board of directors of such Party any “material weakness” in internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in such Party’s internal controls over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from such Party’s employees regarding questionable accounting or auditing matters, have been received by such Party. Since the Applicable Date, no attorney representing such Party or any of its Subsidiaries, whether or not employed by such Party or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty or similar violation by such Party or any of its officers, directors, employees or agents to such Party’s chief legal officer, audit committee (or other committee designated for the purpose) pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or such Party’s policy contemplating such reporting, including in instances not required by those rules.

5.6    Financial Statements. The financial statements of such Party included in the Reports of such Party at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in all material respects in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments which are not material, and to any other adjustments described therein, including the notes thereto) the consolidated financial position of such Party and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended.

5.7    Absence of Certain Changes or Events.

(a)    Since January 1, 2019 through the date of this Agreement, except in connection with the negotiation and execution of this Agreement, such Party and its Subsidiaries have conducted their businesses in all material respects in the Ordinary Course.

(b)    Since January 1, 2019, there has not been any Effect that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.8    Litigation and Liabilities.

(a)    There are no Proceedings (other than arising from or relating to the Merger or any of the other transactions contemplated by this Agreement) before any Governmental Entity pending against or, to the Knowledge of such Party, threatened in writing against such Party or any of its Subsidiaries, or any of their respective properties or assets, except as would not, individually or in the aggregate, reasonably be expected to (i) have a Material Adverse Effect on such Party or (ii) prevent or materially delay the consummation of the Transactions.

(b)    Except for obligations and liabilities (i) reflected or reserved against in such Party’s most recent consolidated balance sheets (or the notes thereto) included in such Party’s Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course since the date of such Party’s most recent consolidated balance sheets included in such Party’s Reports filed prior to the date of this Agreement, or (iii) incurred in connection with or contemplated by this Agreement, there are no obligations or liabilities of such Party or any of its Subsidiaries that would be required by GAAP to be set forth on a consolidated balance sheet of such Party, whether or not accrued, contingent or otherwise, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c)    Neither such Party nor any of its Subsidiaries is a party to or subject to the provisions of any material judgment, order, writ, injunction, decree or award of any Governmental Entity, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. There has not been since the Applicable Date nor are there currently any internal investigations or inquiries being conducted by such Party, such Party’s board of directors (or any committee thereof) or any third party at the request of any of the foregoing concerning any material financial, accounting, tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

5.9    Employee Benefits.

(a)    Section 5.9(a) of such Party’s Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan of such Party.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) each Benefit Plan (including any related trusts), has been established, operated and administered in compliance in all material respects with its terms and applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by such Party or any of its Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued and reflected in such Party’s consolidated financial statements in accordance with GAAP and (iii) there are no pending or, to the Knowledge of such Party, threatened (in writing) claims (other than routine claims for benefits) or Proceedings by a Governmental Entity by, on behalf of or against any Benefit Plan or any trust related thereto.

(c)    Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the Internal Revenue Service to the effect that such plan is qualified and the plan’s related trust is exempt from federal income Taxes under Sections 401(a) and 501(a) of the Code, respectively, and to the Knowledge of such Party, nothing has occurred that would be reasonably expected to materially adversely affect the qualification or Tax exemption of any such Benefit Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each Benefit Plan, neither such Party nor any of its Subsidiaries has engaged in a transaction in connection with which such Party or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(d)    Neither such Party nor any of its Subsidiaries maintains, sponsors or contributes to, or has within the past six (6) years maintained, sponsored or contributed to, or has any material liability with respect to (i) a plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a Multiemployer Plan.

(e)    Except as required by Section 4980B of the Code (“COBRA”) or comparable state Law, no Benefit Plan provides material retiree or post-employment medical, life insurance or other welfare benefits to any Person, and none of such Party or any of its Subsidiaries has any obligation to provide such benefits (excluding such Benefit Plan that provides for employer payment or subsidy of COBRA premiums). No Party or any of its Subsidiaries has any material liability under Sections 4980D, 4980H, 6721 or 6722 of the Code.

(f)    Except as set forth in Section 5.9(f) of such Party’s Disclosure Letter, neither the execution and delivery of this Agreement, stockholder or other approval of this Agreement or the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any Service Provider to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Service Provider, (iii) directly or indirectly cause either such Party to transfer or set aside any assets to fund any benefits under any Benefit Plan, or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(l) of the Code).

(g)    Neither such Party nor any of its Subsidiaries has any obligation to provide, and no Benefit Plan or other agreement of such Party of any of its Subsidiaries provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(h)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all Benefit Plans that are maintained primarily for the benefit of Service Providers outside of the United States (“Non-U.S. Benefit Plans”) comply with their terms and applicable local Law, and (ii) each Non-U.S. Benefit Plan which, under the Laws of the applicable foreign country, is required to be registered or approved by any Governmental Entity, has been so registered or approved and each Non-U.S. Benefit Plan intended to qualify for special tax treatment meets all the requirements for such treatment. No Non-U.S. Benefit Plan is a defined benefit pension plan.

5.10    Labor Matters.

(a)    No labor organization or group of Service Providers of any Party or its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of such Party, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. There are, and since the Applicable Date have been, no strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending or, to the Knowledge of such Party, threatened against or involving any Party or any of their respective Subsidiaries. No Party or its Subsidiaries is subject to or bound by any collective bargaining agreement or other Contract with, and no employee of any Party or its Subsidiaries are represented by (with respect to their employment by such Party or its Subsidiaries), any labor union, works council, or other labor organization or employee representative. To the Knowledge of such Party, there are, and since the Applicable Date have been, no union organizing activities pending or threatened with respect to employees of any Party or its Subsidiaries.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) each Party and its Subsidiaries are, and since the Applicable Date have been, in compliance in all material respects with all applicable Laws respecting labor, employment standards, workers’ compensation, terms and conditions of employment, employment and employment practices, the termination of employment, wages and hours, classification of employees as exempt or non-exempt, immigration, equal employment opportunities (including the prevention of sexual harassment), the provision of meal and rest breaks, pay for all working time, classification of independent contractors, immigration law requirements, and occupational safety and health, and (ii) no Party or any of its Subsidiaries has any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, local or foreign “mass layoff’ or “plant closing” Law that remains unsatisfied.

(c)    Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on such Party, there have been no written or other formal claims or investigations of harassment, discrimination, retaliation or similar actions against any senior manager, officer or director of such Party or its Subsidiaries at any time since the Applicable Date.

(d)    To the Knowledge of such Party, since the Applicable Date, no material allegations of sexual harassment have been made to such Party or its Subsidiaries against any individual in his or her capacity as a Service Provider to such Party or its Subsidiaries at a level of Senior Vice President or above.

5.11    Compliance with Laws; Licenses.

(a)    The businesses of such Party and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(b)    Except as set forth on Section 5.11 of such Party’s Disclosure Letter and except with respect to regulatory matters covered by Section 7.5, no investigation or review by any Governmental Entity with respect to such Party or any of its Subsidiaries is pending or, to the Knowledge of such Party, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, nor has such Party received any notice or communication of material noncompliance with any such Laws that has not been cured or in the process of being cured as of the date of this Agreement, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

(c)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as currently conducted in all material respects, (ii) all such Licenses are in full force and effect in all material respects, and (iii) to such Party’s Knowledge, there is not currently threatened any revocation, adverse modification or cancellation of any material License.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party, its Subsidiaries and their respective Representatives are, and since the Applicable Date have been, in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-l. et seq. (“FCPA”)), as if its foreign payments provisions were fully applicable to such Party, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which such Party and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving such Party. No Proceeding by or before any Governmental Entity involving such Party, any of its Subsidiaries or any of their Representatives involving FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the Knowledge of such Party, threatened, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party. Neither such Party nor any of its Subsidiaries, or, to such Party’s Knowledge, any Service Providers, agents and other representatives thereof, located, organized or resident in, or doing business in, a country or region that is the target of comprehensive OFAC sanctions (as of the date of this Agreement, including Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

5.12    Takeover Statutes. Assuming the accuracy of representations and warranties set forth in the immediately following sentence of this Section 5.12, the Crown Board has taken all action necessary so that the restrictions on “business combinations” as set forth in Crown’s certificate of incorporation do not apply to this Agreement or the Transactions. Neither King nor any of its affiliates is, nor at any time during the last three years has King or any of its affiliates been, an “interested stockholder” as defined in Crown’s certificate of incorporation. Each of Crown and King has expressly elected not to be governed by Section 203 of the DGCL pursuant to Section 203(b)(1) of the DGCL, with the effect that the restrictions set forth therein are inapplicable to Crown, King, this Agreement, and the Transactions. No other “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation is applicable to such Party, the shares of Crown Common Stock, in the case of Crown, the shares of King Common Stock, in the case of King, this Agreement or the Transactions.

5.13    Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on such Party:

(a)    such Party and each of its Subsidiaries is, and to the Knowledge of such Party, since the Applicable Date has been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession of and compliance with Licenses required pursuant to any Environmental Law for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations and all such Licenses are in full force and effect;

(b)    to the Knowledge of such Party, there have been no Releases or threatened Releases of, or contamination by, Hazardous Materials on, under, from or affecting any properties or facilities currently or formerly, owned, leased or operated by such Party or any of its Subsidiaries or any predecessor of any of them, under circumstances that have resulted or would result in any claims or liabilities under Environmental Laws against or of such Party or any of its Subsidiaries;

(c)    to the Knowledge of such Party, neither such Party nor any of its Subsidiaries nor any other Person whose liability such Party or any of its Subsidiaries has retained or assumed either contractually or by operation of law, has Released any Hazardous Materials at any other location under circumstances that have resulted or would result in any claims or liabilities under Environmental Laws against or of such Party or any of its Subsidiaries;

(d)    to the Knowledge of such Party, neither such Party nor any of its Subsidiaries, is subject to any order of or with any Governmental Entity, or any indemnity obligation with any other Person, relating to obligations or liabilities under Environmental Laws or regarding Releases of or exposure to any Hazardous Materials;

(e)    neither such Party nor any of its Subsidiaries has since the Applicable Date (or earlier if unresolved) received any written claim, notice or complaint from any Person or is subject to any Proceeding before any Governmental Entity relating to or alleging material noncompliance by such Party or its Subsidiaries with or liability of such Party or its Subsidiaries under Environmental Laws or regarding Releases of or exposure to any Hazardous Materials by such Party or its Subsidiaries, and no such matter has been threatened in writing to the Knowledge of such Party; and

(f)    such Party and its Subsidiaries have made available to the other Party all reports, audits, assessments and documents materially bearing on any environmental, health and safety liabilities relating to such Party and its Subsidiaries’ current or former operations, properties or facilities.

5.14    Tax Matters.

(a)    Except for those matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party:

(i)    Such Party and each of its Subsidiaries (A) have duly prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them with the appropriate Tax authority and all such filed Tax Returns are complete and accurate in all respects; (B) have paid all Taxes that are due and payable (whether or not shown as due and payable on such filed Tax Returns); (C) have withheld and paid over to the appropriate Governmental Entity all Taxes required to have been withheld and paid in connection with amounts paid or owing to any Service Provider, stockholder, creditor, independent contractor or third party (each as determined for Tax purposes); (D) have complied in all respects with all information reporting (and related withholding) and record retention requirements; and (E) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(ii)    No deficiency with respect to any amount of Taxes has been proposed, asserted or assessed against such Party or any of its Subsidiaries. There are no pending or threatened in writing disputes, claims, audits, examinations or other Proceedings before any Governmental Entity regarding any Taxes of such Party and its Subsidiaries or the assets of such Party and its Subsidiaries.

(iii)    Neither such Party nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that such Party or any of its Subsidiaries was required to file any Tax Return that was not filed or pay any Taxes that were not paid.

(iv)    Neither such Party nor any of its Subsidiaries (A) has been a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any Tax group of which such Party is or was the common parent), or (B) has any liability for Taxes of any Person (other than such Party or any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, or otherwise by operation of Law.

(v)    There are no Encumbrances for Taxes (except Taxes not yet due and payable) on any of the assets of such Party or any of its Subsidiaries.

(vi)    Neither such Party nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (A) such an agreement or arrangement exclusively between or among such Party and its Subsidiaries or (B) a commercial agreement or arrangement entered into in the ordinary course of business the primary purpose of which is not Tax sharing, allocation or indemnification).

(vii)    Within the past two (2) years or otherwise pursuant to a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger, neither such Party nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code or any similar provision of state, local or non-U.S. Law).

(viii)    Neither such Party nor any of its Subsidiaries has participated in a “listed transaction” or “transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b) or any other transaction requiring disclosure under analogous provisions of Tax Law.

(ix)    Neither such Party nor any of its Subsidiaries will be required to include any item of income (or exclude any item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) a change in or incorrect method of accounting occurring prior to the Closing Date, (B) a prepaid amount received, or paid, prior to the Closing Date, (C) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) executed on or prior to the Closing Date, (D) any prepaid contract or installment sale or (E) an election under Section 108(i) of the Code (or any similar provision of state, local, or non-U.S. Law).

(x)    Neither such Party nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(b)    Neither such Party nor any of its Subsidiaries has taken or agreed to take any action or has any reason to believe that any condition exists that could prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.15    Intellectual Property.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party and its Subsidiaries, each as applicable, exclusively owns or has the right to use pursuant to valid Contracts all material Intellectual Property used in or necessary for the conduct of the businesses of such Party and its Subsidiaries as presently conducted, (ii) such Party and its Subsidiaries, each as applicable, exclusively own all right, title and interest to its Company Intellectual Property free and clear of all Encumbrances (except Permitted Encumbrances), and (iii) such Party’s Registered Intellectual Property is subsisting and, to the Knowledge of such Party, is not invalid or unenforceable. Since the Applicable Date, no Party has received any written claim or notice from any Person alleging that the Registered Intellectual Property owned by such Party is invalid or unenforceable, which claim or allegation if proven or established, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on such Party.

(b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) the operation of the respective businesses of such Party or any of its Subsidiaries does not infringe, misappropriate or violate and has not since the Applicable Date infringed, misappropriated, or otherwise violated any Intellectual Property of any other Person, and neither such Party nor any of its Subsidiaries has received any written allegation of same since the Applicable Date, and (ii) to such Party’s Knowledge, no Person is infringing, misappropriating or otherwise violating, or has since the Applicable Date infringed, misappropriated or otherwise violated, such Party’s Company Intellectual Property, and neither such Party nor any of its Subsidiaries has alleged the same in writing since the Applicable Date.

(c)    (i) Each Party and each of its Subsidiaries has taken commercially reasonable efforts to protect and maintain its Company Intellectual Property, including using commercially reasonable efforts to maintain the confidentiality of their material trade secrets and other confidential information, and (ii) except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, no Person has gained unauthorized access to any such material trade secrets or other confidential information.

(d)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party does not distribute or make available any proprietary software to third parties pursuant to any license that requires the Party to also license or make available to third parties any source code owned by such Party.

(e)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, the IT Assets used by such Party or any of its Subsidiaries in the conduct of the business (i) have not malfunctioned or failed since the Applicable Date and (ii) are sufficient for the current needs of the businesses of such Party and its Subsidiaries.

(f)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, such Party and each of its Subsidiaries has taken commercially reasonable efforts to (i) protect and maintain the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by any Person, including the implementation of reasonable backup and disaster recovery technology processes and (ii) prevent the introduction of disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, no Person has gained unauthorized access to any IT Assets owned, used, or held for use by such Party or any of its Subsidiaries or the information stored or contained therein or transmitted thereby.

(g)    (i) Each Party and each of its Subsidiaries is in material compliance, and has since the Applicable Date complied, in all material respects, with all applicable Laws and its posted policies relating to the collection, storage, use, transfer and any other processing of any Personal Data collected or used by or on behalf of such Party or its Subsidiaries; and (ii) such Party and each of its Subsidiaries has, since the Applicable Date, taken commercially reasonable steps to ensure that all Personal Data is protected against loss and unauthorized access, use, modification or disclosure, and there has been no incident of same.

5.16    Insurance. All fire and casualty, general liability, business interruption, product liability, environmental liability, sprinkler and water damage, workers’ compensation and employer liability, directors’, officers’ and fiduciaries’ policies and other liability insurance policies (“Insurance Policies”) maintained by such Party or any of its Subsidiaries are with reputable insurance carriers, provide adequate coverage for all normal risks incident to the business of such Party and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, and neither such Party nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Insurance Policies, in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.17    Material Contracts.

(a)    Except for this Agreement and as set forth on Section 5.17 of such Party’s Disclosure Letter, as of the date of this Agreement, none of such Party or its Subsidiaries is a party to or bound by any Contract (other than any purchase orders and other than, except in the case of Section 5.17(a)(i) if any lease, sublease, rental or occupancy agreement, license or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any Real Property or Contract relating to Insurance Policies):

(i)    that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act);

(ii)    that materially limits, curtails or restricts or purports to materially limit, curtail or restrict, or, in the case of King after the Effective Time, would or would purport to materially limit, curtail, or restrict, either (A) the type of business in which such Party or any of their respective Subsidiaries or Affiliates may engage or the locations in which any of them may so engage in any business or (B) the ability of such Party or any of their respective Subsidiaries or Affiliates to hire or solicit for hire for employment any individual or group, except for non-disclosure or confidentiality agreements entered into in connection with potential acquisitions or dispositions;

(iii)    for any joint venture, partnership or similar arrangement, in each case that is material to such Party and its Subsidiaries, taken as a whole;

(iv)    that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note or mortgage providing for or guaranteeing Indebtedness of any Person in excess of $30 million or that becomes due and payable upon, or provides a right of termination or acceleration as a result of, the consummation of the Transactions, other than Contracts between or among or for the benefit of such Party and any of its wholly owned Subsidiaries or between or among any such wholly owned Subsidiaries;

(v)    that is with any manufacturer, vendor or other supplier with respect to which manufacturer, vendor or other supplier the aggregate annual spend for the year ended December 31, 2018 exceeded $30 million for such Party and its Subsidiaries, taken as a whole;

(vi)    is an acquisition agreement, asset purchase agreement, sale agreement, purchase agreement, stock purchase agreement, put agreement, call agreement or other similar agreement pursuant to which (A) such

Party or any of its Subsidiaries would reasonably be expected to be obligated to pay total consideration including assumption of debt after the date of this Agreement in excess of $30 million, (B) any third party has the right to acquire any assets of such Party or any of its Subsidiaries with a fair market value or purchase price of more than $30 million, or (C) any third party has the right to acquire any interests in such Party or any of its Subsidiaries, other than, in the case of clauses (A) and (B), sales of goods or services in the Ordinary Course;

(vii)    between such Party and its Subsidiaries, on the one hand, and such Party’s Affiliates (other than Subsidiaries of such Party) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act; and

(viii)    under which any License or other rights are granted or received with respect to material Intellectual Property or material IT Assets, excluding non-exclusive licenses (A) entered into in the Ordinary Course or (B) to commercially available software on standard terms and conditions with aggregate annual or upfront payments of less than $10 million.

Each such Contract described in this Section 5.17(a), together with all Contracts filed as exhibits to such Party’s Reports, is referred to herein as a “Material Contract.”

(b)    A copy of each Material Contract, and any amendments thereto, of such Party or its Subsidiaries entered into prior to the date of this Agreement has been made available to the other Party. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (i) each of the Material Contracts is binding on such Party or its Subsidiaries, as the case may be, and to the Knowledge of such Party, each other party thereto, in accordance with its terms and subject to the Bankruptcy and Equity Exception, and is in full force and effect, and (ii) each of such Party and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to such Party’s Knowledge, each other party thereto has performed all obligations required to be performed by it under each Material Contract. Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on such Party, (A) each of such Party and each of its Subsidiaries is not (with or without notice, lapse of time or both) in breach or default thereunder and, to the Knowledge of such Party, no other party to any Material Contract is (with or without notice, lapse of time or both) in breach or default thereunder, and (B) neither such Party nor any of its Subsidiaries has received written notice from the other party to any Material Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under or not to renew such Material Contract.

5.18    Title to Assets. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, (i) such Party has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its assets, tangible or intangible, free and clear of any Encumbrances other than Permitted Encumbrances, (ii) such Party or one of its Subsidiaries owns or leases all tangible personal property used in or necessary to conduct its business as currently conducted by such Party and (iii) each such item of tangible personal property is in all respects in good operating condition and repair, ordinary wear and tear excepted.

5.19    Real Property.

(a)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party, with respect to the Owned Real Property of such Party, (i) such Party or one of its Subsidiaries, as applicable, has good and marketable title to such Owned Real Property, free and clear of any Encumbrance except for Permitted Encumbrances, and (ii) there are no outstanding options or rights of first refusal to purchase such Owned Real Property, or any portion thereof or interest therein.

(b)    With respect to the Leased Real Property of such Party, the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of such Party or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred, which, with notice, lapse of time or both, would constitute a breach or default by any of such Party or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on such Party.

5.20    Affiliate Transactions. To the Knowledge of such Party, there are not, as of the date of this Agreement, any related party transactions, agreements, arrangements or understandings between such Party or its Subsidiaries, on the one hand, and such Party’s Affiliates (other than wholly owned Subsidiaries of such Party) or other Persons, on the other hand, in each case, that would be required to be disclosed by such Party under Item 404 of Regulation S-K promulgated under the Exchange Act.

5.21    No Other Representations or Warranties; Non-Reliance. Except for the representations and warranties made by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VII, neither such Party nor any other Person makes any express or implied representation or warranty with respect to such Party or any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and such Party expressly disclaims any such other representations or warranties. Each Party expressly disclaims reliance upon any representations, warranties or statements relating to a Party or its Subsidiaries whatsoever, express or implied, beyond those expressly given by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VII. In particular, without limiting the foregoing, neither such Party nor any other Person makes or has made, and each Party acknowledges that neither such Party nor any other Person has made, any representation or warranty to any other Party or any of such other Party’s Affiliates or Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to such Party, any of its Affiliates or any of their respective businesses that may have been made available to a Party or any of its Representatives (including in certain “data rooms,” “virtual rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions) or (b) except for the representations and warranties made by such Party in this Article V and in Article VI and in any certificate delivered by such Party pursuant to Article VII, any oral or written information made available to any other Party or any of such other Party’s Affiliates or Representatives in the course of their evaluation of such Party, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.21 shall limit a Party’s remedies in the event of common law fraud arising from the express representations and warranties made by any other Party in this Article V and in Article VI.

ARTICLE VI

INDIVIDUAL REPRESENTATIONS AND WARRANTIES OF CROWN, KING AND KING SUB

Except as set forth in the Reports of Crown or King, as applicable, filed with or furnished to the SEC during the period from January 1, 2018 through the Business Day prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section, in any section relating to forward-looking disclosure, or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the King Disclosure Letter or Crown Disclosure Letter delivered to the other Parties concurrently with the execution and delivery of this Agreement (it being agreed that for purposes of the representations and warranties set forth in this Article VI disclosure of any item in any section or subsection of the King Disclosure Letter or King Disclosure Letter, as applicable, shall be deemed disclosure with respect to any other section or subsection of the King Disclosure Letter or Crown Disclosure Letter, as applicable, to which the relevance of such item is reasonably apparent), King and King Sub hereby jointly and severally represent and warrant to Crown, in respect of Sections 6.1 through Section 6.7, and Crown hereby represents and warrants to King and King Sub, in respect of Section 6.8 through Section 6.11, in each case, that:

6.1    Organization Good Standing and Qualification.

(a)    King Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted. King has made available to Crown, complete and correct copies of King Sub’s Organizational Documents, each as amended prior to the execution of this Agreement.

(b)    All the issued and outstanding shares of capital stock of King Sub have been validly issued and are fully paid and non-assessable and are wholly owned directly by King free and clear of all Encumbrances, other than Permitted Encumbrances.

6.2    Corporate Authority; No Violations. King Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, assuming the Requisite King Vote is obtained, subject to receiving the King Sub Stockholder Consent, to perform its obligations hereunder and to consummate the Transactions, and the execution and delivery of this Agreement and, subject to receiving the King Sub Stockholder Consent, the consummation of the Transactions by King Sub has been duly authorized by all necessary corporate action on the part of King Sub. This Agreement has been duly and validly executed and delivered by King Sub and, assuming this Agreement constitutes the valid and binding agreement of Crown, constitutes the valid and binding agreement of King Sub, enforceable against King Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.3    No King Sub Activity. Since the date of its formation, King Sub has not engaged in any activities other than in connection with this Agreement and has no liabilities other than those incurred in connection with this Agreement.

6.4    King Capital Structure. In the case of King, the authorized share capital of King consists of 500,000,000 shares of King Common Stock, of which 104,967,537 shares (inclusive of 103,029 restricted stock awards granted under the King Stock Plan (each, a “King Restricted Share”) and no shares held by King in its treasury) were issued and outstanding as of the close of business on June 13, 2019, and 50,000,000 shares of preferred stock, par value $0.01 per share, of King (“King Preferred Stock”) of which no shares were issued and outstanding as of June 13, 2019. King holds no shares of its capital stock in its treasury as of the close of business on June 13, 2019. All of the outstanding shares of King Common Stock have been, and all shares of King Common Stock to be issued pursuant to this Agreement will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, and none of the shares of King Common Stock to be issued pursuant to this Agreement will be issued in violation of any applicable Laws or any preemptive or similar rights. King has no shares of King Common Stock or King Preferred Stock reserved for issuance, except that, as of June 13, 2019, there were (a) 5,892,707 shares of King Common Stock reserved for future issuance for future awards under the King Stock Plan, (b) 1,210,207 shares of King Common Stock issued and outstanding upon the exercise of outstanding options to purchase King Common Stock (each, a “King Option”) having a weighted average exercise price of $17.13 per share, (c) 2,832,024 shares of King Common Stock issued and outstanding upon the settlement or vesting of outstanding King restricted stock units granted under the King Stock Plan (each, a “King RSU”) and (d) 327,401 shares of King Common Stock issued and outstanding pursuant to unvested performance stock units granted under the King Stock Plan (each, a “King PSU”, together with each King Restricted Share, King Option, King RSU and King PSU, the “King Equity Awards”), which awards were issued assuming achievement of applicable performance goals at target value. Each of the outstanding shares of capital stock or other securities of each of King’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of King’s Significant Subsidiaries is owned beneficially and of record by King or by a direct or indirect wholly owned Subsidiary of King, free and clear of any pledge, lien, charge, option, hypothecation, mortgage, security interest, adverse right, restriction, prior assignment, license, sublicense or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute, or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (an “Encumbrance”, and any action of correlative meaning, to “Encumber”) (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions). As of the date of this Agreement, except as set forth in this Section 6.4, there are no outstanding subscriptions, options, warrants, puts, call agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by King of any equity securities of King, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of King and neither King nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of King. The shares of King Common Stock are, and the shares of King Common Stock to be issued pursuant to this Agreement will be, registered under the Exchange Act. Since March 31, 2019 and through the date of this Agreement, King has not (A) issued any shares of King Common Stock (other than upon the exercise or settlement (as applicable) of King Options, King RSUs or King PSUs outstanding as of March 31, 2019) or (B) granted any King Equity Awards or similar awards. King does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of King on any matter.

6.5    King Recommendation and Fairness. In the case of King, (a) the Special Committee, such Special Committee composed of only independent and disinterested members of the King Board, has, subject to Section 7.2, (i) determined that this Agreement and the Transactions, are fair to, and in the best interests of, King and the holders of shares of King Common Stock (other than Keane Investor Holdings LLC and its Affiliates), and recommended submission of this Agreement and the Transactions to the King Board, and (ii) recommended that the King Board approve this Agreement and the Transactions, and determine that this Agreement and the Transactions, are advisable, fair to, and in the best interests of, King and the holders of shares of King Common Stock and (b) the King Board has (following the favorable recommendation of the Special Committee), at a meeting duly called and held at which all directors of King were present, subject to Section 7.2, duly and unanimously adopted resolutions (A) determining that this Agreement and the Transactions are fair to, and in the best interests of, King and the holders of shares of King Common Stock, (B) approving and declaring advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (C) directing that the Share Issuance be submitted to the holders of shares of King Common Stock for their approval, and (D) recommending that the holders of shares of King Common Stock vote in favor of the approval of the Share Issuance on the terms and subject to the conditions set forth in this Agreement (the “King Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii). The Special Committee has received the opinion of its financial advisor, Lazard Frères & Co. LLC, and the King Board has received the opinion of its financial advisor, Citigroup Global Markets Inc., each to the effect that, as of the date of such opinion, as applicable, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Lazard Frères & Co. LLC and Citigroup Global Markets Inc., as applicable, set forth in such opinion, as applicable, the Exchange Ratio is fair from a financial point of view to King, a signed copy of which will be made available to Crown for informational purposes only on a non-reliance basis promptly following the date of this Agreement.

6.6    King Brokers and Finders. Neither King nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that King has engaged Citigroup Global Markets Inc. and Lazard Frères & Co. LLC as its financial advisors, the fees and expenses of which will be paid by King.

6.7    King Voting Requirements. The Requisite King Vote is the only vote of holders of any securities of King or its Subsidiaries necessary to approve the Share Issuance, and no other vote of holders of any securities of King or its Subsidiaries (excluding King Sub) is necessary to approve the Transactions. The King Sub Stockholder Consent is the only approval necessary on behalf of King Sub to approve the adoption of this Agreement and the Transactions.

6.8    Crown Capital Structure. In the case of Crown, the authorized share capital of Crown consists of 1,000,000,000 shares of Crown Common Stock, of which 66,050,622 shares (inclusive of 556,934 Crown Restricted Stock Awards and 384,808 Crown Performance Share Awards) were issued and outstanding as of the close of business on June 13, 2019, and 100,000,000 shares of preferred stock, par value $0.01 per share, of

Crown (“Crown Preferred Stock”), of which no shares were issued and outstanding as of the date of this Agreement. Crown holds zero shares of its capital stock in treasury as of the close of business on June 13, 2019. All of the outstanding shares of Crown Common Stock have been duly authorized and are validly issued, fully paid and nonassessable and free of preemptive rights. Crown has no shares of Crown Common Stock or Crown Preferred Stock reserved for issuance, except that, as of June 13, 2019, there were (a) 4,956,196 shares of Crown Common Stock reserved for future issuance under the Crown Stock Plan, (b) 351,306 shares of Crown Common Stock issued and outstanding upon the exercise of outstanding Crown Options, and such Crown Options have a weighted average exercise price of $39.43 per share, (c) 903,837 shares of Crown Common Stock issued and outstanding upon the settlement or vesting of outstanding Crown RSU Awards, (d) 384,808 shares of Crown Common Stock issued and outstanding pursuant to unvested Crown Performance Share Awards, which awards were issued assuming achievement of applicable performance goals at target value, and (e) 556,934 shares of Crown Common Stock issued and outstanding upon the settlement or vesting of outstanding Crown Restricted Stock Awards. Each of the outstanding shares of capital stock or other securities of each of Crown’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and each of the outstanding shares of capital stock or other securities of each of Crown’s Significant Subsidiaries is owned beneficially and of record by Crown or by a direct or indirect wholly owned Subsidiary of Crown, free and clear of any Encumbrance (excluding such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Law of other applicable jurisdictions). As of the date of this Agreement, except as set forth in this Section 6.8, there are no outstanding subscriptions, options, warrants (other than the Crown Warrants), puts, call agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer by Crown of any equity securities of Crown, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of Crown and neither Crown nor any of its Subsidiaries has any obligation to issue any additional securities or to pay for or repurchase any securities of Crown. The shares of Crown Common Stock are registered under the Exchange Act. Since March 31, 2019 and through the date of this Agreement, Crown has not (A) issued any shares of Crown Common Stock (other than upon the exercise or settlement of Crown Equity Awards outstanding as of March 31, 2019) or (B) granted any Crown Equity Awards or similar awards. Crown does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Crown on any matter. Each of the Crown Warrants are exercisable for one share of Crown Common Stock (or 3,527,847 shares of Crown Common Stock, in the aggregate) at an initial exercise price of $27.95 per warrant and the Crown Warrants expire on January  6, 2024.

6.9    Crown Recommendation and Fairness. In the case of Crown, the Crown Board has, at a meeting duly called and held at which all directors of Crown were present, duly and unanimously adopted resolutions (a) determining that this Agreement and the Transactions are fair to, and in the best interests of, Crown and the holders of shares of Crown Common Stock, (b) approving and declaring advisable this Agreement and the Transactions, on the terms and subject to the conditions set forth in this Agreement, (c) directing that this Agreement be submitted to the holders of shares of Crown Common Stock for their adoption, and (d) resolving to recommend that the holders of shares of Crown Common Stock vote in favor of the adoption of this Agreement (the “Crown Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted by Section 7.2(e)(ii) or Section 7.2(e)(iii). The Crown Board has received the opinion of its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date thereof and based upon and subject to the limitations, qualifications and assumptions set forth therein, the Exchange Ratio is fair from a financial point of view, as of the date of such opinion, to the holders of the outstanding shares of Crown Common Stock, a signed copy of which will be made available to King for informational purposes only on a non-reliance basis promptly following the date of this Agreement.

6.10    Crown Brokers and Finders. Neither Crown nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that Crown has engaged Morgan Stanley & Co. LLC as its financial advisor, the fees and expenses of which will be paid by Crown.

6.11    Crown Voting Requirements. The Requisite Crown Vote is the only vote of holders of any securities of Crown or its Subsidiaries necessary to approve the Transactions.

ARTICLE VII

COVENANTS

7.1    Interim Operations.

(a)    Crown and King each covenant and agree as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Crown or King, as applicable, shall otherwise approve in writing (which approval shall not be unreasonably withheld, conditioned or delayed)), and except as otherwise expressly contemplated by this Agreement or as set forth in Section 7.1(a) of such Party’s Disclosure Letter, (i) the business of it and its Subsidiaries shall be conducted in all material respects in the Ordinary Course and (ii) to the extent consistent therewith, it and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors, Service Providers and business associates and keep available the services of its and its Subsidiaries’ present Service Providers and agents, except as otherwise expressly contemplated by this Agreement.

(b)    Without limiting the generality of and in furtherance of Section 7.1(a), from the date of this Agreement until the Effective Time, except as otherwise (w) expressly contemplated by this Agreement, (x) required by applicable Law, (y) as approved in writing by the other Party (which approval shall not be unreasonably withheld, conditioned or delayed) or (z) set forth in Section 7.1(b) of such Party’s Disclosure Letter, each Party, on its own account, shall not and shall cause its Subsidiaries not to:

(i)    make or propose any change to such Party’s Organizational Documents or, except for amendments that would both not materially restrict the operations of such Party’s businesses and not reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, the Organizational Documents of any of such Party’s Subsidiaries, including, in the case of King, King Sub’s Organizational Documents;

(ii)    except for any such transactions among its direct or indirect wholly owned Subsidiaries, (A) merge or consolidate itself or any of its Subsidiaries with any other Person, or (B) restructure, reorganize or completely or partially liquidate;

(iii)    acquire assets outside of the Ordinary Course from any other Person (A) with a fair market value or purchase price in excess of $10,000,000 in the aggregate in any transaction or series of related transactions (including incurring any Indebtedness related thereto), in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or (B) that would reasonably be expected to prevent, materially delay or materially impair the ability of such Party to consummate the Transactions, in each case, other than acquisitions of inventory or other goods in the Ordinary Course and transactions among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(iv)    issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or Encumbrance of, or otherwise enter into any Contract or understanding with respect to the voting of, any shares of its capital stock or of any of its Subsidiaries (other than the issuance of shares (A) by its direct or indirect wholly owned Subsidiary to it or another of its direct or indirect wholly owned Subsidiaries, (B) in respect of equity-based awards outstanding as of the date of this Agreement, or (C) granted in accordance with Section 7.1(b)(xvi) in each of clauses (B) and (C), in accordance with their terms and, as applicable, the plan documents as in effect on the date of this Agreement), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v)    create or incur any Encumbrance (other than any Permitted Encumbrances) over any material portion of such Party’s and its Subsidiaries’ consolidated properties and assets that is not incurred in the Ordinary Course on any of its assets or any of its Subsidiaries, except for Encumbrances (A) that are required by or automatically effected by Contracts in place as of the day hereof, (B) that do not materially detract from the value of such assets or (C) that do not materially impair the operations of such Party or any of its Subsidiaries;

(vi)    make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from Crown and any of its direct or indirect wholly owned Subsidiaries or to or from King and any of its direct or indirect wholly owned Subsidiaries, as applicable, or in accordance with Section 7.1(b)(xvi)) in excess of $1,000,000 in the aggregate;

(vii)    except to the extent expressly provided by, and consistent with, Section 7.1(b)(vii) of such Party’s Disclosure Letter, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to it or to any other direct or indirect wholly owned Subsidiary) or modify in any material respect its dividend policy;

(viii)    reclassify, split, combine, subdivide or redeem, purchase (through such Party’s share repurchase program or otherwise) or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, other than with respect to (A) the capital stock or other equity interests of a direct or indirect wholly owned Subsidiary of such Party or (B) the acquisition of shares of Crown Common Stock or King Common Stock, as applicable, tendered by Service Providers in connection with a cashless exercise of Crown Options or King Options, as applicable, outstanding as of the date of this Agreement or in order to pay Taxes in connection with the exercise or vesting of Crown equity awards or King equity awards, as applicable, outstanding as of the date of this Agreement or granted in accordance with Section 7.1(b)(xvi), pursuant to the terms of the Crown Stock Plan or King Stock Plan, as applicable, and the applicable award agreement, in the Ordinary Course;

(ix)    except to the extent expressly provided by, and consistent with, Section 7.1(b)(ix) of such Party’s Disclosure Letter, make or authorize any payment of, or accrual or commitment for, capital expenditures, except any such expenditure (A) not in excess of $180 million in the aggregate during any consecutive twelve (12) month period (other than capital expenditures within the thresholds set forth in Section 7.1(b)(ix) of such Party’s Disclosure Letter), (B) expenditures not in excess of $50 million (net of insurance proceeds) in the aggregate that such Party reasonably determines are necessary to avoid a material business interruption or maintain the safety and integrity of any asset or property or (C) paid by any direct or indirect wholly owned Subsidiary to such Party or to any other direct or indirect wholly owned Subsidiary of such Party, in each case in response to any unanticipated and subsequently discovered events, occurrences or developments (provided, that such Party will use its reasonable best efforts to consult with the other Party prior to making or agreeing to any such capital expenditure);

(x)    other than in the Ordinary Course or in connection with any transaction or potential transaction described on Section 7.1(a) of such Party’s Disclosure Letter, enter into any Contract that would have been a Material Contract had it been entered into prior to this Agreement, adversely amend, modify, supplement or waive, terminate, assign, convey, Encumber or otherwise transfer, in whole or in part, rights or interest pursuant to or in any Material Contract other than (A) expirations and renewals of any such Contract in the Ordinary Course in accordance with the terms of such Contract, (B) non-exclusive licenses under Intellectual

Property owned by Crown and its Subsidiaries or King or any of its Subsidiaries, as applicable, in each case, granted in the Ordinary Course, or (C) any agreement among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xi)    other than in the Ordinary Course or with respect to amounts that are not material to such Party and its Subsidiaries, taken as a whole, cancel, modify or waive any debts or claims held by it or any of its Subsidiaries or waive any rights held by it or any of its Subsidiaries except debts or claims among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xii)    settle or compromise, or offer or propose to settle or compromise any material Proceeding, including before a Governmental Entity, except in accordance with the parameters set forth in Section 7.1(b)(xii) of such Party’s Disclosure Letter; provided, that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes any material restrictions on the business operations of such Party and its Subsidiaries or Affiliates;

(xiii)    amend any material financial accounting policies or procedures, except as required by changes to GAAP;

(xiv)    make, change or revoke any material election with respect to Taxes, change any material Tax accounting method or period, enter into any material closing agreement with respect to Taxes, enter into any material Tax sharing, allocation or indemnification agreement or arrangement, settle, compromise or otherwise finally resolve any material Tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of Taxes, or fail to file when due (taking into account any available extensions) any material Tax Return;

(xv)    transfer, sell, lease, divest, cancel, abandon, allow to lapse or expire or otherwise dispose of, or permit or suffer to exist the creation of any Encumbrance upon, any assets (tangible or intangible), product lines or businesses material to it and its Subsidiaries, taken as a whole, including capital stock of any of its Subsidiaries, except in connection with (A) sales of or non-exclusive licenses of the foregoing provided in the Ordinary Course, (B) sales of obsolete assets, (C) sales, leases, licenses or other dispositions of assets (not including services or sales of inventory in the ordinary course of business) with a fair market value not in excess of $150 million in the aggregate other than pursuant to Material Contracts in effect prior to the date of this Agreement, or entered into after the date of this Agreement in accordance with this Agreement and (D) sales among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xvi)    except as required by the terms of any Benefit Plan as in effect on the date of this Agreement, as permitted under this Agreement or as required by applicable Law, increase or change the compensation or benefits payable to any Service Provider other than in the Ordinary Course; provided, that, notwithstanding the foregoing, except as expressly disclosed in Section 7.1(b)(xvi) of such Party’s Disclosure Letter or required pursuant to a Crown Benefit Plan or King Benefit Plan, as applicable, in effect as of the date of this Agreement, the Parties shall not: (A) grant any new long-term incentive or equity-based awards or amend or modify the terms of any such outstanding awards under any Crown Benefit Plan or King Benefit Plan, as applicable, (B) grant any retention or transaction bonuses, (C) increase or change the compensation or benefits payable to any executive officer (other than changes in health and welfare benefits that are generally applicable to all salaried Service Providers in the Ordinary Course), (D) terminate, enter into, amend or renew any material Benefit Plan, other than routine amendments to health and welfare plans (other than severance plans) that do not materially increase benefits or result in a material increase in administrative costs, or, other than as permitted by Section 7.1(b)(xvi) of such Party’s Disclosure Letter, adopt any compensation or benefit arrangement that would be a material Benefit Plan if it were in existence as of the date of this Agreement, (E) accelerate the vesting of any compensation for the benefit of any Service Provider, (F) increase or change the severance terms applicable to any Service Provider, (G) take any action to fund or secure the payment of any amounts under any Benefit Plan, (H) other than as required by GAAP, change any assumptions required by GAAP used to calculate funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding rate in respect of any Benefit Plan or (I) terminate the employment of any executive officer (other than for cause) or hire any new executive officer (other than as a replacement hire receiving substantially similar terms of employment); provided, that, to the extent that a Party intends to hire an individual to replace a named executive officer of such Party, such Party shall first consult in good faith with the other Party prior to, and with respect to, the hiring of such individual;

(xvii)    recognize any labor union, works council, or other labor organization or employee representative as the representative of any of the employees of the Party or its Subsidiaries, or become a party to, establish, adopt, amend, commence negotiations for or terminate any collective bargaining agreement or other labor-related Contract with a labor union, works council, or other labor organization or employee representative, in each case, other than as required by applicable Law;

(xviii)    incur any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security) or guarantee any such Indebtedness, except for (A) Indebtedness for borrowed money incurred in the Ordinary Course under Crown’s or King’s, as applicable, revolving credit facilities and other lines of credit existing as of the date of this Agreement, (B) guarantees by Crown or any direct or indirect wholly owned Subsidiary of Crown of Indebtedness of Crown or any other direct or indirect wholly owned Subsidiary of Crown, (C) guarantees by King or any direct or indirect wholly owned Subsidiary of King of Indebtedness of King or any other direct or indirect wholly owned Subsidiary of King, (D) Indebtedness incurred in connection with a refinancing or replacement of existing Indebtedness (but in all cases which refinancing or replacement shall not increase the aggregate amount of Indebtedness permitted to be outstanding thereunder and in each case on customary commercial terms consistent in all material respects with the Indebtedness being refinanced or replaced), (E) Indebtedness incurred pursuant to letters of credit, performance bonds or other similar arrangements in the Ordinary Course, (F) interest, exchange rate and commodity swaps, options, futures, forward contracts and similar derivatives or other hedging Contracts (1) not entered for speculative purposes and (2) entered into in the Ordinary Course and in compliance with its risk management and hedging policies or practices in effect on the date of this Agreement, or (G) Indebtedness incurred among such Party and its direct or indirect wholly owned Subsidiaries or among such Party’s direct or indirect wholly owned Subsidiaries;

(xix)    convene any special meeting (or any adjournment or postponement thereof) of each Party’s respective stockholders other than the Crown Stockholders Meeting or King Stockholders Meeting, as applicable; or

(xx)    agree or commit to do any of the foregoing.

(c)    Nothing contained in this Agreement shall give Crown or King, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of Crown or King shall be required with respect to any matter set forth in this Section 7.1 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust legal counsel, violate applicable Antitrust Law. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to require compliance by any Party if such compliance would result in the violation of any rule, regulation or policy of any applicable Law.

7.2    Acquisition Proposals; Change of Recommendation.

(a)    No Solicitation. Except as expressly permitted by this Section 7.2, Crown and King each shall not, and none of their respective Subsidiaries shall, and each of King and Crown shall cause their and their respective

Subsidiaries’ directors, officers and employees not to, and not permit its investment bankers, attorneys, accountants and other advisors or representatives to (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”), directly or indirectly:

(i)    initiate, solicit, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to, an Acquisition Proposal;

(ii)    engage in, continue or otherwise participate in any discussions with or negotiations relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions or negotiations);

(iii)    provide any nonpublic information to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(iv)    otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(v)    waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other contract, provided that if Crown (acting under the direction of the Crown Board) or King (acting under the direction of the Special Committee), as applicable, determines in good faith after consultation with such Party’s legal counsel that the failure to waive a particular standstill provision would be a breach of such Party’s fiduciary duties under applicable Law, then such Party may waive such standstill provision, solely to the extent necessary to permit a third party to make and pursue an Acquisition Proposal; or

(vi)    resolve, agree or publicly propose to, or permit the relevant Party, any of its Subsidiaries or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i)–(v).

(b)    Exceptions. Notwithstanding anything in Section 7.2(a) to the contrary, prior to the time, but not after, in the case of Crown, the Requisite Crown Vote is obtained or, in the case of King, the Requisite King Vote is obtained, in each case, in response to an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement (that did not arise from or in connection with a breach of the obligations set forth in this Section 7.2), Crown (acting under the direction of the Crown Board) or King (acting under the direction of the Special Committee), as applicable, may:

(i)    provide information in response to a request therefor (including nonpublic information regarding it or any of its Subsidiaries) to the Person who made such Acquisition Proposal, provided that such information has previously been made available to, or is made available to, Crown or King, as applicable, prior to or substantially concurrently with the time such information is made available to such Person and that, prior to furnishing any such information, Crown or King, as applicable, receives from the Person making such Acquisition Proposal an executed confidentiality agreement containing terms that are generally not less restrictive to the other party than the terms in the Confidentiality Agreement are on Crown or King, as applicable (provided that such confidentiality agreement need not include any “standstill” terms), and which confidentiality agreement does not prohibit compliance with either of Crown or King with this Section 7.2(b)(i); and

(ii)    participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal;

in each case, if, and only if, prior to taking any action described in clauses (i) or (ii) above, the Crown Board or the Special Committee, as applicable, determines in good faith after consultation with its outside legal counsel that, based on the information then available and after consultation with its financial advisor, (A) such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal and (B) failure to engage in such activities would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law.

(c)    Representatives. Any violation of the restrictions contained in Section 7.2(a) by any of a Party’s Representatives shall be deemed to be a breach of Section 7.2(a) by such Party. The Parties shall use reasonable best efforts to ensure that their respective Representatives are aware of the provisions of Section 7.2(a).

(d)    Notice of Acquisition Proposals. Crown and King each shall promptly (and, in any event, within twenty-four (24) hours) give notice to the other Party if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, (ii) any information is requested in connection with any Acquisition Proposal from, or (iii) any discussions or negotiations with respect to an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep the other Party reasonably informed, on a current basis (and, in any event, within twenty-four (24) hours), of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations, including any change in its intentions as previously notified.

(e)    No Change of Recommendation.

(i)    Except as permitted by Section 7.2(e)(ii), Section 7.2(e)(iii) or Section 7.2(f), Crown agrees that the Crown Board, including any committee thereof, and King agrees that the King Board, including any committee thereof (including, as applicable, the Special Committee), shall not:

(A)    withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Crown Recommendation or the King Recommendation, as applicable, in a manner adverse to King or Crown, as applicable;

(B)    fail to include the Crown Recommendation or the King Recommendation, as applicable, in the Proxy/Prospectus;

(C)    fail to recommend against acceptance of any tender or exchange offer by its stockholders pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Crown Common Stock or King Common Stock, as applicable, in each case, within ten (10) Business Days after the commencement of such tender offer or exchange offer (or, if earlier, prior to the Crown Stockholders Meeting or King Stockholders Meeting, as applicable) (for the avoidance of doubt, the taking of no position or a neutral position by the Crown Board or the King Board, as applicable, in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to recommend against acceptance of any such offer);

(D)    approve or recommend, or publicly declare advisable or publicly propose to approve or recommend, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 7.2(b) entered into in compliance with Section 7.2(b)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C) and (D) of this Section 7.2(e)(i), a “Change of Recommendation”); or

(E)    cause or permit Crown or King, as applicable, to enter into an Alternative Acquisition Agreement.

(ii)    Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, in the case of Crown, the Requisite Crown Vote is obtained or, in the case of King, the Requisite King Vote is obtained, if an unsolicited, bona fide written Acquisition Proposal received after the date of this Agreement that did not arise from or in connection with a breach of such Party’s obligations set forth in Section 7.2(a) is received by Crown or King, as applicable, and is not withdrawn, and the Crown Board or the Special Committee, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) failure to consider such Acquisition Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law, the Crown Board or the King Board (at the recommendation of the Special Committee), as applicable, may effect a Change of Recommendation; provided, however, that, prior to taking such action, Crown has given King or King has given Crown, as applicable, written notice of such action and the basis therefor four (4) Business Days in advance, which notice shall set forth in writing that the Crown Board or the King Board (at the recommendation of the Special Committee), as applicable, intends to consider whether to take such action (such notice, the “Board Recommendation Notice”) and comply in form, substance and delivery with the provisions of Section 7.2(d). After giving such Board Recommendation Notice and prior to making a Change of Recommendation as described above, Crown or King, as applicable, shall negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate), to make such revisions to the terms of this Agreement as would cause such Acquisition Proposal to cease to be a Superior Proposal. At the end of the four (4) Business Day period, prior to and as a condition to making a Change of Recommendation as described above, the Crown Board or the Special Committee, as applicable, shall take into account any adjustments or revisions to the terms of this Agreement irrevocably proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor that (A) the Superior Proposal would continue to constitute a Superior Proposal, if such changes offered in writing by the other Party were to be given effect, and (B) failure to pursue such Superior Proposal would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law. Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 7.2(d) and this Section 7.2(e)(ii) and require a new Board Recommendation Notice, except that references in this Section 7.2(e)(ii) to “four (4) Business Days” shall be deemed to be references to “two (2) Business Days” and such two (2) Business Day period shall expire at 11:59 p.m. (New York Time) on the second (2nd) Business Day immediately following the day on which such new Board Recommendation Notice is delivered (it being understood and agreed that in no event shall any such additional two (2) Business Day period be deemed to shorten the initial four (4) Business Day period).

(iii)    Notwithstanding anything in this Agreement to the contrary, prior to the time, but not after, in the case of Crown, the Requisite Crown Vote is obtained or, in the case of King, the Requisite King Vote is obtained, the Crown Board or the King Board (at the recommendation of the Special Committee), as applicable, may effect a Change of Recommendation if (A) an Intervening Event has occurred, and (B) prior to taking such action, the Crown Board or the Special Committee, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law; provided, however, that prior to making such Change of Recommendation, Crown has given King or King has given Crown, as applicable, a Board Recommendation Notice four (4) Business Days in advance, which notice shall comply in form, substance and delivery with the provisions of Section 7.2(d) and include a reasonably detailed description of such Intervening Event. After giving such Board Recommendation Notice and prior to effecting a Change of Recommendation, Crown or King, as applicable, shall negotiate in good faith with the other Party (to the extent the other Party wishes to negotiate), to make such revisions to the terms of this Agreement as would cause such Effect to cease to be an Intervening Event. At the end of the four (4) Business Day period, prior to and as a condition to effecting a Change of Recommendation, the Crown Board or the Special Committee, as applicable, shall take into account any adjustments or revisions to the terms of this Agreement irrevocably proposed in writing by the other Party and any other information offered by the other Party in response to the Board Recommendation Notice, and shall have determined in good faith after consultation with its outside legal counsel and its financial advisor that (I) such Intervening Event remains in effect and (II) the failure to effect a Change of Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable Law if such adjustments or revisions irrevocably offered in writing by the other Party were to be given effect.

(f)    Certain Permitted Disclosure. Nothing contained in this Section 7.2 shall prohibit Crown or King, as applicable, from (i) complying with its disclosure obligations under applicable United States federal or state Law with regard to an Acquisition Proposal or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act pending disclosure of its position thereunder; provided, that, the foregoing notwithstanding, neither King nor Crown may effect a Change of Recommendation except in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii).

(g)    Existing Discussions. Crown and King each shall, and shall cause their respective Subsidiaries and shall use its reasonable best efforts to cause their respective Representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that would reasonably be expected to lead to an Acquisition Proposal. Crown and King, as applicable, shall promptly deliver a written notice to each such Person providing only that each of Crown and King, as applicable, is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, which notice shall also request the prompt return or destruction of all confidential information concerning Crown and any of its Subsidiaries or King and any of its Subsidiaries, as applicable, heretofore furnished to such Person by or on behalf of Crown or King, as applicable, or any of their respective Subsidiaries, as applicable. Crown and King, as applicable, will promptly terminate all physical and electronic data access previously granted to such Persons.

7.3    Proxy/Prospectus Filing; Information Supplied.

(a)    As promptly as practicable after the date of this Agreement, but no later than July 15, 2019, Crown and King shall jointly prepare and cause to be filed with the SEC the joint proxy statement relating to the Crown Stockholders Meeting and the King Stockholders Meeting (as amended or supplemented from time to time, the “Proxy/Prospectus”), and King shall prepare and file with the SEC, King’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy/Prospectus constituting a part thereof). Crown and King each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy/Prospectus (including the Registration Statement) to the respective stockholders of each of Crown and King, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions. Notwithstanding anything in this Agreement to the contrary, the Parties hereby agree that for purposes of this Agreement, the Registration Statement will be deemed to have been declared effective so long as the Parties have abided by any policies and procedures put forth by the SEC relating to making registration statements effective during a federal government shutdown, if applicable.

(b)    Each of Crown and King shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC with respect to the Registration Statement or Proxy/Prospectus. Each of King and Crown shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of shares of King Common Stock for offering or sale in any jurisdiction, and each of King and Crown shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. King shall use its reasonable best efforts to take any other action required to be taken under any applicable securities Laws, rules or regulations in connection with the Transactions, the issuance of shares of King Common Stock pursuant to this Agreement and the treatment of Crown Options and other Crown Equity Awards pursuant to Section 2.3, and Crown shall furnish all information concerning Crown and the holders of Crown Common Stock, Crown and other Crown Equity Awards as may be reasonably requested in connection with any such action.

(c)    Each of Crown and King agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the stockholders of Crown and King and at the times of the Crown Stockholders Meeting and King Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Crown and King will cause the Proxy/Prospectus and King will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. If, at any time prior to the Effective Time, either Party obtains knowledge of any information pertaining to it or previously provided by it for inclusion in the Registration Statement or the Proxy/Prospectus that would require any amendment or supplement to the Registration Statement or the Proxy/Prospectus so that any of such documents would not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, such Party shall promptly advise the other Party and the Parties shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy/Prospectus and the Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Crown stockholders and the King stockholders.

(d)    Each of Crown and King will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and other documents related to the Crown Stockholders Meeting, the King Stockholders Meeting or the issuance of the shares of King Common Stock in respect of the Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the stockholders of Crown and King, as applicable. Each Party will include in the Proxy/Prospectus, the Registration Statement, responses to any comments from the SEC with respect thereto, and such other documents related to the Crown Stockholders Meeting, the King Stockholders Meeting or the issuance of the shares of King Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each Party agrees that all information relating to King and its Subsidiaries included in the Proxy/Prospectus or the Registration Statement shall be in form and content satisfactory to King, acting reasonably, and all information relating to Crown and its Subsidiaries included in the Proxy/Prospectus or the Registration Statement shall be in form and content satisfactory to Crown, acting reasonably. Notwithstanding the foregoing, the provisions of this Section 7.3(d) shall (i) not apply with respect to information relating to a Change of Recommendation and (ii) in respect of documents filed by a Party that are incorporated by reference in the Registration Statement or Proxy/Prospectus, apply only with respect to the information relating to the other Party or the other Party’s business, financial condition or results of operations or, after the Effective Time, King.

7.4    Stockholders Meetings.

(a)    Crown will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Crown Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, for the purpose of seeking the Requisite Crown Vote, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c), or if, as of the time for which the Crown Stockholders Meeting was originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of Crown Common Stock represented (either in person or by proxy) and voting to adopt this Agreement or to constitute a quorum necessary to conduct the business of the Crown Stockholders Meeting. Crown shall, subject to the right of the Crown Board to effect a Change of Recommendation in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii), use reasonable best efforts to solicit from the stockholders of Crown proxies in favor of the proposal to adopt this Agreement and to secure the Requisite Crown Vote (it being understood that the foregoing shall not require the Crown Board to recommend in favor of the adoption of this Agreement, if a Change of Recommendation has been effected in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii)). Unless this Agreement has been terminated in accordance with its terms, Crown’s obligation to call, give notice of, convene and hold the Crown Stockholders Meeting in accordance with this Section 9.4(a) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

(b)    King will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the King Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective, for the purpose of seeking the Requisite King Vote, and shall not postpone or adjourn such meeting except to the extent required by Law, in accordance with Section 7.4(c), or if, as of the time for which the King Stockholders Meeting was originally scheduled (as set forth in the Proxy/Prospectus), there are insufficient shares of King Common Stock represented (either in person or by proxy) and voting to approve the Share Issuance to constitute a quorum necessary to conduct the business of the King Stockholders Meeting. King shall, subject to the right of the King Board to effect a Change of Recommendation in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii), use reasonable best efforts to solicit from the stockholders of King proxies in favor of the Share Issuance and to secure the Requisite King Vote (it being understood that the foregoing shall not require the King Board to recommend in favor of the Share Issuance, if a Change of Recommendation has been effected in accordance with Section 7.2(e)(ii) or Section 7.2(e)(iii)). Unless this Agreement has been terminated in accordance with its terms, King’s obligation to call, give notice of, convene and hold the King Stockholders Meeting in accordance with this Section 7.4(b) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Proposal, or by any Change of Recommendation.

(c)    Crown and King shall cooperate and use their reasonable best efforts to schedule and convene the Crown Stockholders Meeting and the King Stockholders Meeting on the same date. Crown and King each agrees (i) to provide the other reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (ii) to give written notice to the other Party one (1) day prior to the Crown Stockholders Meeting or the King Stockholders Meeting, as applicable, and on the day of, but prior to the Crown Stockholders Meeting or the King Stockholders Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Requisite Crown Vote or the Requisite King Vote, as applicable, have been obtained. Notwithstanding the foregoing, if, on a date that is two (2) Business Days prior to the date the Crown Stockholders Meeting or the King Stockholders Meeting, as applicable, is scheduled, (A) Crown or King, as applicable, has not received proxies representing the Requisite Crown Vote or the Requisite King Vote, as applicable, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy/Prospectus is required to be delivered, Crown may, or if King so requests, shall, or King may, or if Crown so requests, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Crown Stockholders Meeting or the King Stockholders Meeting, as applicable, as long as the date of the Crown Stockholders Meeting or the King Stockholders Meeting, as applicable, is not postponed or adjourned more than ten (10) days in connection with any one postponement or adjournment or to a date that is no later than three (3) Business Days prior to the Outside Date. In the event that Crown or King, as applicable, postpones or adjourns the Crown Stockholders Meeting or the King Stockholders Meeting, as applicable, the other Party may postpone or adjourn its stockholders meeting such that the Crown Stockholders Meeting and the King Stockholders Meeting are scheduled on the same date.

(d)    The only matters to be voted upon at the Crown Stockholders Meeting and the King Stockholders Meeting are (i) in the case of Crown, the Requisite Crown Vote and routine proposals required in connection with such vote and (ii) in the case of King, the Requisite King Vote and routine proposals required in connection with such vote.

7.5    Cooperation; Efforts to Consummate.

(a)    On the terms and subject to the conditions set forth in this Agreement (including Section 7.2), Crown and King shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and advisable (and in any event no later than the Outside Date) and consummate and make effective the Transactions as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable and advisable all documentation to effect all necessary notices, reports and other Filings (including by filing no later than ten (10) Business Days after the date of this Agreement the notification and report form required under the HSR Act), obtaining as promptly as reasonably practicable (and in any event no later than the Outside Date) all actions or nonactions, waivers, consents, registrations, expirations or terminations of waiting periods, approvals, permits and authorizations (“Consents”) necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Transactions, executing and delivering any additional instruments necessary to consummate the Transactions and refraining from taking any action that would reasonably be expected to impede, interfere with, prevent or materially delay the consummation of the Transactions.

(b)    Crown and King shall jointly develop and consult and cooperate in all respects with one another, and consider in good faith the views of one another, in connection with the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made with, or submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy/Prospectus and the Registration Statement). Neither Crown nor King shall permit any of its officers or other Representatives to participate in any substantive meeting, telephone call or conference with any Governmental Entity in respect of any Filing, investigation or otherwise relating to the Transactions unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate therein. Each of the Parties shall use reasonable best efforts to furnish to each other all information required for any Filing, other than confidential or proprietary information not directly related to the Transactions, and to give the other Party reasonable prior notice of any such Filing and, to the extent practicable, keep the other Party reasonably informed with respect to the status of each Consent sought from a Governmental Entity in connection with the Transactions and the material communications between such Party and such Governmental Entity, and, to the extent practicable, permit the other Party to review and discuss in advance, and consider in good faith the views of the other in connection with any such Filing or communication. Each of the Parties shall promptly furnish the other with copies of all correspondence, Filings (except for the Parties’ initial HSR Act notification filings) and material communications between them and their Representatives, on one hand, and any such Governmental Entity or its respective staff on the other hand, with respect to the Transactions in order for such other Party to meaningfully consult and participate in accordance with this Section 7.5, provided that materials furnished pursuant to this Section 7.5 may be redacted as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Subject to applicable Law, each of Crown and King and their respective Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any Consent in connection with the Transactions, and neither Party shall directly or indirectly agree to extend any applicable waiting period (including under the HSR Act) or enter into any agreement with a Governmental Entity related to this Agreement or the Transactions, in each case, without the prior written consent of the other Party. In exercising the foregoing rights, each of Crown and King shall act reasonably and as promptly as reasonably practicable.

(c)    Subject to Section 7.1(b) of such Party’s Disclosure Letter, neither King nor Crown shall, and each of them shall cause their respective Subsidiaries not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), in each case, that could reasonably be expected to materially impair, adversely affect or materially delay obtaining any Consent or making any Filing contemplated by this Section 7.5 or the timely receipt thereof.

(d)    Without limiting the generality of the undertakings pursuant to this Section 7.5, but on the terms and subject to the conditions set forth in this Agreement, including Section 7.5(e), each of Crown and King agree to take or cause to be taken the following actions:

(i)    subject to applicable Law, the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable Antitrust Law (each, a “Governmental Antitrust Entity”) of non-privileged information and documents requested by any Governmental Antitrust Entity or that are necessary, proper or advisable to permit consummation of the Transactions;

(ii)    the prompt use of its reasonable best efforts to take all reasonably necessary, proper or advisable steps to (A) avoid the entry of, and (B) resist, vacate, modify, reverse, suspend, prevent, eliminate or remove any actual, anticipated or threatened temporary, preliminary or permanent injunction or other order, decree, decision, determination or judgment entered or issued, or that becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind, in the case of each of the foregoing clauses (A) and (B), that would reasonably be expected to delay, restrain, prevent, enjoin or otherwise prohibit or make unlawful the consummation of the Transactions, including (I) the defense through litigation (excluding any appeals) on the merits of any claim asserted in any court, agency or other Proceeding by any person or entity (including any Governmental Antitrust Entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and (II) (x) proposing, negotiating, committing to and agreeing to sell, lease, license, divest or otherwise dispose of, or hold separate pending such disposition, (y) agreeing to restrictions or actions that after the Effective Time would limit King’s or its Subsidiaries’ freedom of action or operations with respect to, or its ability to retain, one or more of its or its Subsidiaries’ businesses, product lines or assets or (z) agreeing to enter into, modify or terminate existing contractual relationships, contractual rights or contractual obligations, and promptly effecting the sale, lease, license, divestiture, disposal and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of Crown or King or either of their respective Subsidiaries (and the entry into agreements with, and submission to orders of, the relevant Governmental Antitrust Entity giving effect thereto or to such restrictions or actions) (such sale, lease, license, defense through litigation, divestiture, disposal and holding separate or other action described in clauses (I) or (II), a “Regulatory Remedy”) if such Regulatory Remedy should be reasonably necessary, proper or advisable so as to permit the consummation of the Transactions on a schedule as close as possible to that contemplated herein. Nothing in this Section 7.5(d) shall require either King or Crown to effectuate or agree to effectuate any Regulatory Remedy unless such Regulatory Remedy is conditioned upon the Closing.

(e)    Notwithstanding anything in this Section 7.5 to the contrary, neither this Section 7.5 nor the “reasonable best efforts” standard herein shall require, or be construed to require, Crown or King or any of their respective Subsidiaries or other Affiliates to (i) waive any of the conditions set forth in Article VIII as they apply to such Party, (ii) take, effect or agree to any Regulatory Remedy unless such Regulatory Remedy is conditioned upon the occurrence of the Closing or is effective on or after the Closing or (iii) take, effect or agree to any Regulatory Remedy that individually or in the aggregate with any other Regulatory Remedy to be taken, effected or agreed to, would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Crown and its Subsidiaries, taken as a whole, or King and its Subsidiaries, taken as a whole, in each case, from and after the Effective Time (a “Burdensome Effect”), it being understood that for purposes of clause (iii) any proceeds received, or expected to be received, from effecting a Regulatory Remedy shall not be taken into consideration in making such determination.

(f)    For the avoidance of doubt, Crown and King shall use reasonable best efforts to cooperate with each other and work in good faith in formulating any Regulatory Remedy.

7.6    Status Notifications. Subject to applicable Law and except as otherwise required by any Governmental Entity, Crown and King each shall keep the other apprised of the status of material matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other substantive communications received by Crown or King, as applicable, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions.

7.7    Financing and Indebtedness.

(a)    During the period from the date of this Agreement to the Effective Time (i) upon request by King, Crown shall (and shall cause its Subsidiaries to), subject to applicable Law and the limitations set forth in Section 7.1, reasonably cooperate with King, including use reasonable best efforts to furnish King with all information concerning itself, its Subsidiaries, directors and officers and such other matters as may be reasonably necessary or advisable to implement any necessary, appropriate or desirable amendments to, or in connection with, the King Credit Facility to join or otherwise add Crown and its Subsidiaries as loan parties to the King Credit Facility, in each case effective simultaneously or substantially contemporaneously with the consummation of the Transactions; and (ii) the Parties hereto shall cooperate in good faith to mutually determine and use reasonable best efforts to implement any other necessary, appropriate or desirable arrangements in respect of King’s Indebtedness that will remain outstanding (including rolling over any letters of credit of Crown’s into King Credit Facility) in anticipation of the consummation of the Transactions.

(b)    Immediately prior to the Closing, (i) the total commitments under the Crown Credit Agreement shall have been terminated and the Crown Credit Agreement and related agreements, instruments and other documents shall have been terminated, all loans thereunder shall have been repaid in full, together with interest thereon, all letters of credit, if any, issued thereunder shall have been terminated (or otherwise satisfied pursuant to arrangements reasonably satisfactory to King) and all other amounts owing pursuant to the such agreements shall have been repaid in full and (ii) all security interests and Encumbrances granted under the Crown Credit Agreement on the assets owned by Crown shall have been released or otherwise terminated.

7.8    Information; Access and Reports.

(a)    Subject to applicable Law and the other provisions of this Section 7.8, Crown and King each shall (and shall cause its Subsidiaries to), upon request by the other, use reasonable best efforts to furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of King, Crown or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall (and shall cause its Subsidiaries to), upon giving of reasonable notice by the other Party, use reasonable best efforts to afford the other Party’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its Service Providers, agents, Contracts, books and records (including the work papers of such Party’s independent accountants upon receipt of any required consents from such accountants and subject to the execution of customary access letters), as well as properties, offices and other facilities, and, during such period, each shall (and shall cause its Subsidiaries to) use reasonable best efforts to furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, including in connection with the preparation of the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of King, Crown or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions.

(b)    The foregoing provisions of this Section 7.8 shall not require and shall not be construed to require either Crown or King to permit any access to any of its Service Providers, agents, Contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of Crown or King, as applicable, would (i) unreasonably interfere with such Party’s or its Subsidiaries’ business operations, (ii) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of Crown, King or any of their respective Subsidiaries or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement, (iii) result in a violation of applicable Law, including any fiduciary duty, (iv) waive the protection of any attorney-client privilege, (v) result in the disclosure of any personal information that would expose the Party to the risk of liability or (vi) constitute any invasive testing, sampling or analysis at any property or facility (commonly known as a Phase II) without that Party’s prior written consent. In the event that Crown or King, as applicable, objects to any request submitted pursuant to and in accordance with this Section 7.8 and withholds information on the basis of the foregoing clauses (ii) through (v), Crown or King, as applicable, shall inform the other Party as to the general nature of what is being withheld and shall use reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments. Each of Crown and King, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 7.8 shall be directed to the Person designated by Crown or King, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement.

(c)    To the extent that any of the information or material furnished pursuant to this Section 7.8 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, including those concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d)    No exchange of information or investigation by King or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Crown set forth in this Agreement, and no investigation by Crown or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of King set forth in this Agreement.

7.9    Stock Exchange Listing and Delisting. King shall use its reasonable best efforts to cause the shares of King Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, Crown shall cooperate with King and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the shares of Crown Common Stock from the NYSE and the deregistration of the shares of Crown Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

7.10    Publicity. The initial press release with respect to the execution of this Agreement shall be a joint release to be reasonably agreed upon by the Parties. Crown and King shall consult with each other before issuing any press release or making any public statement with respect to this Agreement or the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed; provided, that (a) any such press release or public statement as may be required by applicable Law or any listing agreement with any national securities exchange may be issued prior to such consultation if the Party making the release or statement has used its reasonable best efforts to consult with the other Party on a timely basis and (b) each Party may issue public announcements or make other public disclosures regarding this Agreement or the Transactions that consist solely of information previously disclosed in press releases or public statements previously approved by either Party or made by either Party in compliance with this Section 7.10; provided, further, that the first sentence of this Section 7.10 shall not apply to (x) any disclosure of information concerning this Agreement in connection with any dispute between the parties regarding this Agreement and (y) internal announcements to employees which are not made public. Notwithstanding anything in this Section 7.10 to the contrary, neither party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or a Change of Recommendation other than as set forth in Section 7.2.

7.11    Employee Benefits.

(a) From and after the Effective Time, the King Benefit Plans and the Crown Benefit Plans in effect as of the Effective Time shall remain in effect with respect to current and former Service Providers of King or Crown and their Subsidiaries, respectively, covered by such plans at the Effective Time, until such time as King, with the input of the post-Closing integration team and a third party independent employee benefits consultant, shall otherwise determine, subject to applicable Laws and the terms of such plans, and taking into account the best features of each of the Crown Benefit Plans and King Benefit Plans such that the employees will not be detrimentally impacted, as determined on an aggregate basis. During the period from and after the Effective Time in which a Crown Benefit Plan listed on Section 5.9(a) of the Crown Disclosure Letter is maintained at Crown or at any Subsidiary of King, King shall honor and perform, or cause Crown (or such Subsidiary of King) to honor and perform such Crown Benefit Plans in accordance with its terms as in effect from time to time. Without limiting the foregoing, nothing herein shall prohibit any amendment, modification or termination of any King Benefit Plan or Crown Benefit Plan from and after the Effective Time to the extent allowed under the terms of any such plans, including but not limited to any such action that may be (i) required by applicable Laws (including any applicable qualification requirements of Sections 401(a) of the Code and as necessary to avoid the imposition of taxes under Section 409A of the Code); (ii) necessary as a technical matter to reflect the Transactions contemplated hereby, or (iii) required for King to provide for or permit investment in its securities.

(b)    For at least one (1) year following the Effective Time, King shall cause (i) each Service Provider of Crown and its Subsidiaries at the Effective Time who continues to remain employed with King or its Subsidiaries following the Effective Time and (ii) each Service Provider of King and its Subsidiaries at the Effective Time who continues to remain employed with King or its Subsidiaries following the Effective Time (collectively, the “Continuing Employees”) with compensation and benefits that are comparable to the compensation and benefits provided to each such Continuing Employee prior to the Effective Time. With respect to any Benefit Plans in which any Continuing Employee first becomes eligible to participate on or after the Effective Time and in which such Continuing Employees did not participate prior to the Effective Time (the “New Plans”), (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Benefit Plan in which such Continuing Employee participated immediately before the replacement, (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, King shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents except to the extent such pre-existing conditions and actively-at-work requirements would apply under the analogous Benefit Plan, and King shall cause any eligible expenses incurred by such employee and his or her covered dependents under a Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (iii) recognize all service of the Continuing Employees with King and Crown and their respective affiliates and predecessors, for purposes of eligibility to participate, vesting credit, entitlement to benefits and levels of benefits in any New Plan in which such

Continuing Employees may be eligible to participate after the Effective Time, to the extent such service is taken into account under the applicable New Plan, except where such credit would result in a duplication of benefits.

(c)    King and Crown expressly agree that the Transactions contemplated by this Agreement shall constitute a “change in control” or “change of control” for purposes of (i) all King Benefit Plans, policies, programs or agreements (including but not limited to employment agreements and award agreements under the King Stock Plan that includes the term “change in control” or “change of control”, as applicable); and (ii) all Crown Benefit Plans, policies programs or agreements (including, but not limited to employment agreements and award agreements under the Crown Stock Plans that include the term “change in control” or “change of control”, as applicable).

(d)    Prior to making any material written communications intended for broad-based and general distribution to any Service Provider pertaining to compensation or benefit matters that are affected by the Transactions, each Party shall provide the other Party with a copy of the intended communication, the other Party shall have a reasonable period of time to review and comment on the communication, and the relevant party shall consider any such comments in good faith.

(e)    Each Continuing Employee who as of immediately prior to the Effective Time is eligible for an annual bonus for 2019 under a Crown Benefit Plan set forth on Section 5.9(a) of the Crown Disclosure Letter and who (i) remains employed with King or its Subsidiaries through the regular payment date for such bonus or (ii) with respect to a non-executive Continuing Employee, is terminated without cause prior to such regular payment date, in each case, shall receive in cash, on such regular payment date who remains employed with King or its Subsidiaries through the regular payment date for such bonus, the following bonus to the extent such bonus is not otherwise paid prior to the Effective Time: (A) for the period from January 1, 2019 through the Closing Date, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under such Crown Benefit Plan, which bonus, for the avoidance of doubt, will be prorated to reflect the number of calendar days during such period and (B) for the period from the day immediately following the Closing Date to December 31, 2019, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under such Crown Benefit Plan, but in no event less than 100% of the target amount of such bonus, which will be prorated to reflect the number of calendar days during the post-Effective Time portion of the year during which the Continuing Employee was employed.

(f)    Each Continuing Employee who as of immediately prior to the Effective Time is eligible for an annual bonus for 2019 under a King Benefit Plan and who (i) remains employed with King or its Subsidiaries through the regular payment date for such bonus or (ii) is terminated without cause prior to such regular payment date, in each case, shall receive in cash, on such regular payment date who remains employed with King or its Subsidiaries through the regular payment date for such bonus, the following bonus to the extent such bonus is not otherwise paid prior to the Effective Time: (A) for the period from January 1, 2019 through the Closing Date, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under such King Benefit Plan, which bonus, for the avoidance of doubt, will be prorated to reflect the number of calendar days during such period and (B) for the period from the day immediately following the Closing Date to December 31, 2019, an annual bonus opportunity in amount determined based on the level of attainment of the applicable performance measures under such King Benefit Plan, but in no event less than 100% of the target amount of such bonus, which will be prorated to reflect the number of calendar days during the post-Effective Time portion of the year during which the Continuing Employee was employed.

(g)    Subject to Section 7.1 nothing contained in this Agreement is intended to (i) be treated as an amendment of any particular Crown Benefit Plan or King Benefit Plan, (ii) prevent Crown, King, or any of their Affiliates from amending or terminating any of their respective Benefit Plans in accordance with their terms, or (iii) prevent Crown, King, or any of their Affiliates, after the Effective Time, from terminating the employment of any Service Provider of Crown or King. Nothing contained in this Agreement is intended to create any third-party beneficiary rights in any Service Provider of Crown, King or any of their Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof (including any labor union, works council, or other labor organization or employee representative), with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Service Provider of Crown or King by Crown, King, or any of their Affiliates or under any Benefit Plan which Crown, King, or any of their Affiliates may maintain.

7.12    Certain Tax Matters.

(a)    None of King, Crown or any of their respective Subsidiaries shall take or cause to be taken, or fail to take, any action, whether before or after the Effective Time, that would, or is reasonably likely to, prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 1313(a) of the Code. Each of King, Crown and their respective Subsidiaries shall take the position for all Tax purposes that the Integrated Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, unless a contrary position is required by a “determination” within the meaning of Section 1313 of the Code.

(b)    Each of King and Crown shall use its reasonable best efforts and will cooperate in good faith with one another to obtain the opinions of counsel referred to in Section 8.2(d) and Section 8.3(e) and any opinions of counsel in respect of Tax matters required to be filed with the SEC in connection with the filing of the Registration Statement. In connection therewith, King shall deliver to Schulte Roth & Zabel LLP, counsel to King (“King’s Counsel”), and Kirkland & Ellis LLP, counsel to Crown (“Crown’s Counsel”), a customary representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of King (the “King Tax Representation Letter”), and Crown shall deliver to King’s Counsel and Crown’s Counsel a customary representation letter dated as of the Closing Date (and, if requested, dated as of the date the Registration Statement shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Registration Statement or its exhibits) and signed by an officer of Crown (the “Crown Tax Representation Letter”).

(c)    This Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

7.13    Expenses. Except as otherwise provided in Section 9.5(b), Section 9.5(c) or Section 9.5(d) whether or not the Merger is consummated, all Costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense, except that expenses incurred in connection with any filing fees in connection with the HSR Act, any other Antitrust Law, the Registration Statement and the printing and mailing of the Proxy/Prospectus and the Registration Statement shall be shared equally by Crown and King.

7.14    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, King shall indemnify and hold harmless to the fullest extent as such individuals would be indemnified as of the date of this Agreement under applicable Law, Crown’s Organizational Documents and any indemnification agreements in effect as of the date of this Agreement, each present and former (determined as of the Effective Time) director and officer of Crown or any of its Subsidiaries or any Person who prior to or at the Effective Time served at the request of Crown or any of its Subsidiaries as a director or officer of another Person in which Crown or any of its Subsidiaries has an equity investment, in each case, when acting in such capacity (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, inquiries, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) this Agreement or the Transactions, and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and King shall also advance expenses as incurred to the fullest extent that such individual would have been entitled to under applicable Law, Crown’s Organizational Documents and any indemnification agreements in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b)    Prior to the Effective Time, Crown shall and, if Crown is unable to, King shall, as of the Effective Time, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of Crown’s existing directors’ and officers’ insurance policies, and (ii) Crown’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as Crown’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Crown’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions). If Crown and King for any reason fail to obtain such “tail” insurance policies as of the Effective Time, King shall continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in Crown’s existing policies as of the date of this Agreement, or King shall purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in Crown’s existing policies as of the date of this Agreement; provided, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by Crown for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, King shall obtain a policy with the greatest amount of D&O Insurance available for a cost not exceeding such amount.

(c)    Any Indemnified Party wishing to claim indemnification under this Section 7.14, upon learning of any such Proceeding, shall promptly notify King thereof in writing, but the failure to so notify shall not relieve King of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) King shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, King will not be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if King elects not to assume such defense or legal counsel or the Indemnified Party advises that there are issues which raise conflicts of interest between King and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and King shall pay all reasonable and documented fees, costs and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that King shall be obligated pursuant to this Section 7.14(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided, that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if King elects to assume such defense, and King shall cooperate in the defense of any such matter if King elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent if King elects to assume such defense and King shall not be liable for any settlement effected without its prior written consent if King elects not to assume such defense; (iv) King shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d)    During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of Crown and its Subsidiaries or any indemnification agreement between such Indemnified Party and Crown or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e)    If King or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of King shall assume all of the obligations set forth in this Section 7.14.

(f)    The rights of the Indemnified Parties under this Section 7.14 shall survive consummation of the Merger and are in addition to any rights such Indemnified Parties may have under the Organizational Documents of Crown or any of its Subsidiaries, or under any indemnification agreements or other applicable Contracts of Crown or Laws.

(g)    This Section 7.14 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.14.

7.15    Takeover Statutes. If any “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is or may become applicable to the Transactions, each of Crown and King and the King Board and Crown Board, respectively, shall grant such approvals and take such actions as are necessary and legally permissible so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.16    Section 16 Matters. Crown and King, and the Crown Board and the King Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as are reasonably necessary or appropriate to cause the Transactions and any other dispositions of equity securities of Crown or King (including derivative securities) or acquisitions of shares of King Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Crown or King or will become subject to such reporting requirements with respect to King, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Laws.

7.17    Stockholder Litigation. Each of Crown and King shall promptly advise the other Party of any litigation commenced after the date of this Agreement against such Party or any of its directors (in their capacity as such) by any stockholders of such Party (on their own behalf or on behalf of such Party) relating to this Agreement or the Transactions, and shall keep the other Party reasonably informed regarding any such litigation. Each of Crown and King shall give the other Party the opportunity to participate in the defense or settlement of any such stockholder litigation, and no such settlement shall be agreed to without the other Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

7.18    King Sub Stockholder Consent. King, in its capacity as the sole stockholder of King Sub, will immediately following the execution of this Agreement, execute and deliver to King Sub and Crown a written consent approving the adoption of this Agreement and the Transactions, including the Merger, in accordance with King Sub’s Organizational Documents, the DGCL and applicable Law (the “King Sub Stockholder Consent”).

7.19    King Stockholders Agreement. King shall, prior to the Effective Time, cause the King Stockholders Agreement to be amended and restated in the form attached as set forth on Exhibit A.

ARTICLE VIII

CONDITIONS

8.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), at or prior to the Closing of each of the following conditions:

(a)    Crown Stockholder Approval. The Requisite Crown Vote shall have been obtained in accordance with applicable Law and the certificate of incorporation and bylaws of Crown.

(b)    King Stockholder Approval. The Requisite King Vote shall have been obtained in accordance with applicable Law (including the applicable rules of NYSE) and the certificate of incorporation and bylaws of King.

(c)    Listing. The shares of King Common Stock issuable in accordance with this Agreement (including the shares of King Common Stock issuable upon the exercise of any Converted Awards) shall have been approved for listing on the NYSE, subject to official notice of issuance.

(d)    Government Approvals. (i) The waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been earlier terminated, (ii) all other authorizations, consents, orders, approvals, filings and declarations, and all expirations of waiting periods, required under the applicable Antitrust Laws of the jurisdictions listed on Section 5.4(a) of the Crown Disclosure Letter shall have been obtained (all authorizations, consents, orders, approvals, filings and declarations and the lapse of all such waiting periods, including under the HSR Act, of such jurisdictions being the “Requisite Regulatory Approvals”), (iii) all such Requisite Regulatory Approvals shall be in full force and effect and (iv) no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) in connection with a Requisite Regulatory Approval that (A) requires either Party or any of its respective Subsidiaries to take or commit to take any actions constituting or that would reasonably be expected to have a Burdensome Effect or (B) would otherwise constitute or reasonably be expected to have a Burdensome Effect and is in effect.

(e)    Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions or imposes a Burdensome Effect (it being understood and agreed by the Parties that, with respect to any such Law or Governmental Order that is, or is under, an Antitrust Law, only a Governmental Entity of competent jurisdiction in a jurisdiction listed on Section 5.4(a) of the Crown Disclosure Letter shall constitute a Governmental Entity of competent jurisdiction for purposes of this Section 8.1(e) (such Law or Governmental Order, a “Relevant Legal Restraint”)).

(f)    Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

8.2    Conditions to Obligations of King and King Sub. The obligation of King and King Sub to effect the Merger is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by King at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of Crown set forth in Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval), Section 5.12 (Takeover Statutes) and Section 6.10 (Crown Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (ii) the representations and warranties of Crown set forth in Section 5.7(b) (Absence of Certain Changes or Events) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date; (iii) the representations and warranties of Crown set forth in Section 6.8 (Crown Capital Structure) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, other than, in each case, de minimis inaccuracies; and (iv) each other representation and warranty of Crown set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Crown.

(b)    Performance of Obligations of Crown. Crown shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)    Certificate. King shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of King, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)    Tax Opinion. King shall have received a written opinion from King’s Counsel (or if King’s Counsel is unable to deliver such opinion, Crown’s Counsel), in form and substance reasonably satisfactory to King, dated as of the Closing Date, to the effect that the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 8.2(d), King’s Counsel shall be entitled to rely on the King Tax Representation Letter and the Crown Tax Representation Letter and such other information as King’s Counsel reasonably deems relevant.

8.3    Conditions to Obligation of Crown. The obligation of Crown to effect the Merger is also subject to the satisfaction at the Closing or waiver, in whole or in part (to the extent permitted by applicable Law), by Crown at or prior to the Closing of the following conditions:

(a)    Representations and Warranties. (i) Each of the representations and warranties of King set forth in Section 5.1 (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval), Section 5.12 (Takeover Statutes) and Section 6.6 (King Brokers and Finders) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (ii) the representations and warranties of King set forth in Section 5.7(b) (Absence of Certain Changes or Events) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date; (iii) the representations and warranties of King set forth in Section 6.4 (King Capital Structure) shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct in all respects as of the Closing Date, other than, in each case, de minimis inaccuracies; and (iv) each other representation and warranty of King, and, with respect to Article VI only, King Sub, set forth in Article V and Article VI shall be true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all respects as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any qualification by materiality or Material Adverse Effect contained therein) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to King.

(b)    Performance of Obligations of King and King Sub. King and King Sub shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)    Certificate. Crown shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of King, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

(d)    Surviving Corporation Governance Matters. King shall have taken the actions necessary to cause the matters set forth in Section 4.1(c), Section 4.1(d), Section 4.1(e), and Section 4.1(g) to be completed and effective as of the Effective Time.

(e)    Tax Opinion. Crown shall have received a written opinion from Crown’s Counsel (or if Crown’s Counsel is unable to deliver such opinion, King’s Counsel), in form and substance reasonably satisfactory to Crown, dated as of the Closing Date, to the effect that the Integrated Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 8.3(e). Crown’s Counsel shall be entitled to rely on the Crown Tax Representation Letter and the King Tax Representation Letter and such other information as King’s Counsel reasonably deems relevant.

ARTICLE IX

TERMINATION

9.1    Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of Crown and King by action of the King Board (acting at the direction of the Special Committee) and the Crown Board.

9.2    Termination by Either Crown or King. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the King Board (acting at the direction of the Special Committee) or the Crown Board, if:

(a)    the Merger shall not have been consummated by 5:00 p.m. (New York Time) on December 15, 2019 (the “Outside Date”); provided, however, that if all the conditions to the consummation of the Merger other than the conditions set forth in Section 8.1(d) shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date may be extended by either Party by written notice to the other Party up to a date that is no later than the nine-month anniversary of the date of this Agreement, the latest of any such dates shall thereafter be deemed the Outside Date; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(a) shall not be available to any Party that has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the Merger to be satisfied;

(b)    a Relevant Legal Restraint permanently restraining, enjoining or otherwise prohibiting consummation of the Transactions shall become final and non-appealable; provided, that the Party seeking to terminate this Agreement pursuant to this Section 9.2(b) shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 7.5; provided, further, that the right to terminate this Agreement pursuant to this Section 9.2(b) shall not be available to any Party that has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have been the primary cause of or primarily resulted in the occurrence of the failure of the condition set forth in Section 8.1(e) (Laws or Governmental Orders) to the consummation of the Merger to be satisfied; or

(c)    (i) if the Requisite Crown Vote shall not have been obtained at the Crown Stockholders Meeting (or, if the Crown Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the adoption of this Agreement was taken or (ii) if the Requisite King Vote shall not have been obtained at the King Stockholders Meeting (or, the King Stockholders Meeting has been adjourned or postponed in accordance with this Agreement, at the final adjournment or postponement thereof), in each case, at which a vote on the Share Issuance was taken.

9.3    Termination by King. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the King Board (acting at the direction of the Special Committee):

(a)    prior to the time the Requisite Crown Vote is obtained, if the Crown Board shall have made a Change of Recommendation; or

(b)    if at any time prior to the Effective Time, there has been a breach by Crown of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by King to Crown or (ii) three (3) Business Days prior to the Outside Date); provided, that the right to terminate this Agreement pursuant to this Section 9.3(b) shall not be available if King has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the Merger not to be satisfied.

9.4    Termination by Crown. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Crown Board:

(a)    prior to the time the Requisite King Vote is obtained, if the King Board shall have made a Change of Recommendation; or

(b)    if at any time prior to the Effective Time, there has been a breach by King or King Sub of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) thirty (30) days after the giving of notice thereof by Crown to King or (ii) three (3) Business Days prior to the Outside Date); provided, that the right to terminate this Agreement pursuant to this Section 9.4(b) shall not be available if Crown has breached in any material respect any of its representations, warranties, covenants or agreements set forth in this Agreement in any manner that shall have been the primary cause of or primarily resulted in the occurrence of the failure of a condition to the consummation of the Merger not to be satisfied.

9.5    Effect of Termination and Abandonment.

(a)    Except to the extent provided in Section 9.5(b), Section 9.5(c) and Section 9.5(d), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement and (ii) the provisions set forth in Article X (Miscellaneous and General), Section 7.13 (Expenses), this Section 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement.

(b)    In the event that this Agreement is terminated:

(i)    by either Crown or King pursuant to Section 9.2(a) (Outside Date) or Section 9.2(c)(i) (Requisite Crown Vote Not Obtained) or by King pursuant to Section 9.3(b) (Crown Terminable Breach) and, in any such case:

(A)    a bona fide Acquisition Proposal with respect to Crown shall have been publicly made directly to the stockholders of Crown or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Crown (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification five (5) Business Days prior to (i) the date of such termination, with respect to any termination pursuant to Section 9.2(a) (Outside Date) or Section 9.3(b) (Crown Terminable Breach) or (ii) the date of the Crown Stockholders Meeting, with respect to termination pursuant to Section 9.2(c)(i) (Requisite Crown Vote Not Obtained)); and

(B)    within twelve (12) months after the date of such termination, (1) Crown or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to Crown or (2) there shall have been consummated any Acquisition Proposal with respect to Crown (in each case of clauses (1) and (2), with fifty percent (50%) being substituted in lieu of twenty percent (20%) in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2);

(ii)    by King pursuant to Section 9.3(a) (Crown Change of Recommendation), then promptly, but in no event later than two (2) Business Days after the date of such termination; or

(iii)    by either King or Crown pursuant to Section 9.2(c)(i) (Requisite Crown Vote Not Obtained) (and, at the time of such termination pursuant to Section 9.2(c)(i) (Requisite Crown Vote Not Obtained), King had the right to terminate this Agreement pursuant to Section 9.3(a) (Crown Change of Recommendation)), then promptly, but in no event later than, in the case of such termination by King, two (2) Business Days or, in the case of such termination by Crown, one (1) Business Day after the date of such termination;

Crown shall, in the case of Section 9.5(b)(i), Section 9.5(b)(ii) or Section 9.5(b)(iii), pay the Crown Termination Fee to King or its designee by wire transfer of immediately available cash funds. In no event shall Crown be required to pay the Crown Termination Fee on more than one occasion.

(c)    In the event that this Agreement is terminated:

(i)    by either Crown or King pursuant to Section 9.2(a) (Outside Date) or Section 9.2(c)(ii) (Requisite King Vote Not Obtained) or by Crown pursuant to Section 9.4(b) (King Terminable Breach) and, in either case;

(A)    a bona fide Acquisition Proposal with respect to King shall have been publicly made directly to the stockholders of King or shall otherwise have become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to King (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification five (5) Business Days prior to (i) the date of such termination, with respect to any termination pursuant to Section 9.2(a) (Outside Date) or Section 9.4(b) (King Terminable Breach) or (ii) the date of the King Stockholders Meeting, with respect to termination pursuant to Section 9.2(c)(ii) (Requisite King Vote Not Obtained)); and

(B)    within twelve (12) months after such termination, (1) King or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to any Acquisition Proposal with respect to King or (2) there shall have been consummated any Acquisition Proposal with respect to King (in each case of clauses (1) and (2), with fifty percent (50%) being substituted in lieu of twenty percent (20%) in each instance thereof in the definition of “Acquisition Proposal”), then immediately prior to or concurrently with the occurrence of either of the events described in the foregoing clauses (B)(1) or (B)(2);

(ii)    by Crown pursuant to Section 9.4(a) (King Change of Recommendation), then promptly, but in no event later than two (2) Business Days after the date of such termination; or

(iii)    by either King or Crown pursuant to Section 9.2(c)(ii) (Requisite King Vote Not Obtained) (and, at the time of such termination pursuant to Section 9.2(c)(ii) (Requisite King Vote Not Obtained), Crown had the right to terminate this Agreement pursuant to Section 9.4(a) (King Change of Recommendation)), then promptly, but in no event later than, in the case of such termination by Crown, two (2) Business Days or, in the case of such termination by King, one (1) Business Day after the date of such termination;

King shall, in the case of Section 9.5(c)(i), Section 9.5(c)(ii) or Section 9.5(c)(iii), pay the King Termination Fee to Crown or its designee by wire transfer of immediately available cash funds. In no event shall King be required to pay the King Termination Fee on more than one occasion.

(d)    In the event that this Agreement is terminated:

(i)    by either Crown or King pursuant to Section 9.2(c)(i) (Requisite Crown Vote Not Obtained), then promptly, but in no event later than, in the case of such termination by King, three (3) Business Days or, in the case of such termination by Crown, one (1) Business Day after the date of such termination, Crown shall pay all of the documented out-of-pocket costs, fees and expenses of counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents (collectively, “Costs”) of King up to a maximum amount equal to $7.5 million (the “Expense Amount”), to King or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.5(d)(i) shall be credited (without interest) against any Crown Termination Fee if paid to King (or its designee) pursuant to the terms of this Agreement;

(ii)    by either Crown or King pursuant to Section 9.2(c)(ii) (Requisite King Vote Not Obtained), then promptly, but in no event later than, in the case of such termination by Crown, three (3) Business Days or, in the case of such termination by King, one (1) Business Day after the date of such termination, King shall pay all of the documented out-of-pocket Costs of Crown up to the Expense Amount to Crown or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.5(d)(ii) shall be credited (without interest) against any King Termination Fee if paid to Crown (or its designee) pursuant to the terms of this Agreement;

(iii)    by King pursuant to Section 9.3(b) (Crown Terminable Breach), then promptly, but in no event later than, three (3) Business Days after the date of such termination, Crown shall pay all of the documented out-of-pocket Costs of King up to the Expense Amount to King or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.5(d)(iii) shall be credited (without interest) against any Crown Termination Fee if paid to King (or its designee) pursuant to the terms of this Agreement; and

(iv)    by Crown pursuant to Section 9.4(b) (King Terminable Breach), then promptly, but in no event later than, three (3) Business Days after the date of such termination, King shall pay all of the documented out-of-pocket Costs of Crown up to the Expense Amount to Crown or its designee by wire transfer of immediately available cash funds; provided, that any amounts paid under this Section 9.5(d)(iv) shall be credited (without interest) against any King Termination Fee if paid to Crown (or its designee) pursuant to the terms of this Agreement.

(e)    The Parties hereby acknowledge and agree that the agreements contained in this Section 9.5 are an integral part of the Transactions, and that, without these agreements, the other Parties would not enter into this Agreement; accordingly, if Crown or King, as applicable, fails to promptly pay the amount due pursuant to this Section 9.5, and, in order to obtain such payment, King or Crown, as applicable, commences a suit that results in a judgment against Crown or King, as applicable, for the fees set forth in this Section 9.5 or any portion of such fees, such paying Party shall pay the other Party its costs and expenses (including reasonable attorneys’ fees, costs and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate as published by The Wall Street Journal (in effect on the date such payment was required to be made) from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that the Crown Termination Fee or the King Termination Fee, as applicable, becomes payable by, and is paid by, Crown or becomes payable by, and is paid by, King, as applicable, such fee shall be the receiving Party’s sole and exclusive remedy for damages against the other Parties and their respective former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Transactions to be consummated; provided, however, that no such payment shall relieve any Party of any liability or damages to any other Party resulting from any fraud or Willful Breach of this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1    Survival. This Article X and the agreements of Crown and King contained in Article II, Article III, Section 4.1, Section 7.11, Section 7.12, Section 7.13 and Section 7.14 shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the consummation of the Merger.

10.2    Amendment; Waiver. Subject to the provisions of applicable Laws and the provisions of Section 7.14, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by Crown and King (acting at the direction of the Special Committee), or in the case of a waiver, by the Party (acting at the direction of the Special Committee, if King) against whom the waiver is to be effective; provided, however, that after receipt of the Requisite Crown Vote, the Requisite King Vote or the King Sub Stockholder Consent, no such amendment, modification or waiver shall be made that pursuant to applicable Law or the rules and regulations of the NYSE requires further approval of the stockholders of Crown, the stockholders of King or the stockholders of King Sub, as applicable, without such further approval. The conditions to each of the respective parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

10.3    Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.4    Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN, ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b)    Each of the Parties agrees that it shall bring any action or Proceeding in respect of any claim arising under or relating to this Agreement or the Transactions exclusively in the Court of Chancery for the State of Delaware in and for New Castle County, Delaware (or, in the event that such court does not have subject matter jurisdiction over such action or Proceeding, the United States District Court for the District of Delaware) (the “Chosen Court”) and, solely in connection with such claims, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Court, (ii) waives any objection to the laying of venue in any such action or Proceeding in the Chosen Court, (iii) waives any objection that the Chosen Court is an inconvenient forum or does not have jurisdiction over any Party and (iv) agrees that mailing of process or other papers in connection with any such action or Proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (I) THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) IT MAKES THIS WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS BY AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 10.4(c).

10.5    Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at Law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Court without necessity of posting a bond or other form of security. In the event that any action or Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at Law.

10.6    Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Parties shall be in writing and shall be deemed to have been duly given when (a) served by personal delivery or by an internationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided, that the transmission of the email is promptly confirmed by telephone or response email:

If to King or King Sub:

Keane Group, Inc.

1800 Post Oak Boulevard

Suite 450

Houston, TX 77056

Attention: Kevin McDonald

Telephone: (281) 795-4496

E-mail: KMcDonald@Keanegrp.com

With a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Stuart D. Freedman

Michael Gilligan

Andrew Fadale

Telephone: (212) 756-2000

E-mail: stuart.freedman@srz.com

michael.gilligan@srz.com

andrew.fadale@srz.com

If to Crown:

C&J Energy Services, Inc.

3990 Rogerdale

Houston, TX 77042

Attention: Danielle Hunter

Telephone: (713) 325-6090

E-mail: danielle.hunter@cjes.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attention: Adam D. Larson, P.C.

Douglas E. Bacon, P.C.

Kim Hicks

Telephone: (713) 836-3600

E-mail: adam.larson@kirkland.com

doug.bacon@kirkland.com

kim.hicks@kirkland.com

or to such other Person or addressees as has been designated in writing by the party to receive such notice provided above.

10.7    Definitions.

(a)    For purposes of this Agreement, the following terms (including, with correlative meaning, their singular and plural variations) shall have the following meanings:

“Acquisition Proposal” means (i) any proposal, offer or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving Crown or King, as applicable, or any of their respective Subsidiaries and involving, directly or indirectly, twenty percent (20%) or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries of Crown or King, as applicable), or (ii) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act) resulting in, or any proposal, offer, inquiry or indication of interest that if consummated would result in, any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, twenty percent (20%) or more of the total voting power or of any class of equity securities of Crown or King, as applicable, or twenty percent (20%) or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of Crown or King, as applicable, in each case of clauses (i) and (ii), other than the Transactions; provided, that any proposal or offer to the extent related to any purchase of assets required to be divested or held separate (including by trust or otherwise) pursuant to a Regulatory Remedy in accordance with Section 7.5(c) shall not be deemed an Acquisition Proposal; provided, however, any potential or actual transaction set forth on Section 10.7 of each Party’s Disclosure Letter shall not constitute an “Acquisition Proposal” for any purpose pursuant to this Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Law” means the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other United States or non-United States, including state, national, or supranational, antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Benefit Plan” means any employee benefit plan, program, policy, or other arrangement providing benefits to any current or former employee, officer or director of Crown or King or any of their respective Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Crown or King or any of their respective Subsidiaries or to which Crown or King or any of their respective Subsidiaries contributes or is obligated to contribute, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“Business Day” means any day ending at 11:59 p.m. (New York Time) other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized by Law to be closed.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by Crown and its Subsidiaries or King and its Subsidiaries, as applicable.

“Contract” means any oral or written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Crown Benefit Plan” means any Benefit Plan that is sponsored or maintained by Crown or any of its Subsidiaries or to which Crown or any of its Subsidiaries contributes or is obligated to contribute.

“Crown Cash Awards” means each cash retention award that has been granted pursuant to the Crown Stock Plans.

“Crown Credit Agreement” means that certain asset-based revolving credit agreement, dated as of May 1, 2018, by and between, among others, JPMorgan Chase Bank, N.A. and Crown.

“Crown Option Award” means each award of stock options that has been granted under the Crown Stock Plans.

“Crown Performance Share Award” means each award of performance shares that has been granted under the Crown Stock Plans.

“Crown Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of January 6, 2017, by and among Crown and certain holders of shares of Crown Common Stock.

“Crown Restricted Stock Award” means each award of restricted shares that has been granted under the Crown Stock Plans.

“Crown RSU Award” means each award of restricted share units granted under the Crown Stock Plans.

“Crown Stock Plans” means, collectively, the C&J Energy Services, Inc. 2017 Management Incentive Plan and the C&J Energy Services 2015 Long Term Incentive Plan, each as may be amended from time to time, and any other plans or arrangements of Crown providing for the compensatory grant of equity, equity-based, phantom, or other long-term incentive awards.

“Crown Stockholders Meeting” means the meeting of stockholders of Crown to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“Crown Termination Fee” means an amount in cash equal to $30 million.

“Crown Warrants” means those certain warrants to purchase shares of Crown Common Stock, issued pursuant to the Crown Warrant Agreement.

“Crown Warrant Agreement” means that certain Warrant Agreement, dated as of January 6, 2017, by and between Crown and American Stock Transfer & Trust Company, LLC.

“DTC” means The Depositary Trust Company.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

“Environmental Law” means any Law in effect on or prior to the Closing Date relating to: (a) the protection, investigation or restoration of the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata) or natural resources, (b) the handling, use, disposal, Release or threatened Release of, or exposure to any Hazardous Materials or (c) indoor air quality, radiation or radioactive materials, wetlands, pollution, contamination or any injury or threat of injury to persons arising from exposure to any Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” means any shares of Crown Common Stock owned by Crown excluding any such shares of Crown Common Stock owned by a Crown Benefit Plan or held on behalf of third parties.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator (public or private) or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Hazardous Materials” means (a) petroleum, petroleum products and by-products or wastes, asbestos and asbestos-containing materials, polychlorinated biphenyls, mold, urea formaldehyde foam insulation, radon gas or related materials, perfluorinated chemicals and radioactive substances and (b) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited or regulated by or pursuant to, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person: (i) for borrowed money (including deposits or advances of any kind to such Person); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of King and its wholly owned Subsidiaries or between or among any of Crown and its wholly owned Subsidiaries); (vi) to maintain or cause to be maintained the financing, financial position or financial covenants of others; (vii) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination); or (viii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person.

“Intellectual Property” means all intellectual and industrial property rights anywhere in the world (whether foreign, state or domestic, registered or unregistered), including rights arising under or with respect to: (i) patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations, inventions, discoveries and invention disclosures (whether or not patented), and all related continuations, continuations-in-part, divisional, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, trade dress, logos, Internet domain names, uniform resource locators, social and mobile media identifiers and other similar identifiers of origin, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (iii) copyrights, mask works, rights under copyrights and corresponding rights in, industrial designs, and works of authorship (including computer software and documentation), applications, source code and object code, and databases, other compilations of information), whether registered or unregistered, and any registrations, renewals and applications for registration thereof, (iv) trade secrets and other rights in know-how and confidential or proprietary information, including in any technical data, specifications, designs, techniques, processes, methods, inventions, discoveries, software, algorithms and databases and the information contained therein, and (v) all other intellectual and industrial property rights recognized by applicable Law.

“Intervening Event” means any material Effect that was not known or reasonably foreseeable by the Crown Board or the King Board, as applicable, on the date of this Agreement (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board of directors as of the date of this Agreement), which Effect or consequences, as applicable, become known by such board of directors prior to the time Crown receives the Requisite Crown Vote or King receives the Requisite King Vote, as applicable; provided, that (i) in no event shall the receipt, existence or terms of an Acquisition Proposal or a Superior Proposal or any inquiry or communications relating thereto, or any matter relating thereto or consequence thereof, be taken into account for purposes of determining whether an Intervening Event has occurred, (ii) in no event shall any changes in the market price or trading volume of Crown Common Stock or King Common Stock, as applicable, or the fact that Crown or King, as applicable, meets, exceeds or fails to meet internal or published projections, forecasts or revenue or earnings predictions for any period constitute an Intervening Event, except that the underlying cause or causes of such change or fact may be taken into account for purposes of determining whether an Intervening Event has occurred, (iii) in no event shall any Effect that has had or would reasonably be expected to have an adverse effect on the business or financial condition of Crown (in the case of determination made by the King Board) or King (in the case of determination made by the Crown Board) and its Subsidiaries, as applicable, constitute an Intervening Event unless such Effect constitutes a Material Adverse Effect on Crown or King, as applicable, (iv) in no event shall any Effect resulting from any action taken or omitted by Crown or King, as applicable, that is required to be taken or omitted by Crown or King, as applicable, pursuant to this Agreement (other than with respect to any obligation of Crown or King, as applicable, in accordance with Section 7.1) be taken into account for purposes of determining whether an Intervening Event has occurred, or (v) in no event shall any Effect resulting from changes after the date of this Agreement in general economic or business conditions in the United States or elsewhere in the world (including the prices of oil, gas, natural gas, natural gas liquids or other commodities) be taken into account for purposes of determining whether an Intervening Event has occurred.

“IT Assets” means computers, software, firmware, middleware, servers, workstations, routers, hubs, switches, networks, data communications lines and all other information technology equipment and all associated documentation.

“King Benefit Plan” means any Benefit Plan that is sponsored or maintained by King or any of its Subsidiaries or to which King or any of its Subsidiaries contributes or is obligated to contribute.

“King Credit Facility” means that certain (i) Asset-Based Revolving Credit Agreement, dated as of February 17, 2017 and amended and restated as of December 22, 2017 among King (as the parent guarantor), Keane Group Holdings, LLC (as the lead borrower), the Borrowers and Guarantors, in each case, as named and defined therein, Bank of America, N.A., as Administrative Agent and Collateral Agent (as defined therein) and the lenders party thereto and (ii) term loan facility of entered into by, among others, King and Barclays Bank PLC on May 25, 2018.

“King Stock Plan” means the Keane Group, Inc. Equity and Incentive Award Plan, as amended and/or restated from time to time.

“King Stockholders Agreement” means the Amended and Restated Stockholders’ Agreement, dated as of July 3, 2017, by and among King and certain holders of shares of King Common Stock.

“King Stockholders Meeting” means the meeting of stockholders of King to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“King Termination Fee” means an amount in cash equal to $30 million.

“Knowledge” means (a) with respect to Crown or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 10.7(a) of the Crown Disclosure Letter and (b) with respect to King or any of its Subsidiaries, the actual knowledge of the Persons listed on Section 10.7(a) of the King Disclosure Letter.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Leased Real Property” with respect to Crown or King, means all leasehold or subleasehold estates and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in Real Property held by Crown and any of its Subsidiaries or King and any of its Subsidiaries, as applicable.

“Licenses” means all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Material Adverse Effect” with respect to Crown or King, means any Effect that is materially adverse to (a) the business, condition (financial or otherwise) or results of operations of such Party and its Subsidiaries, taken as a whole, or (b) the ability of a Party to consummate the Transactions; provided, however, that, for purposes of the foregoing clause (a) only, none of the following, alone or in combination, shall be deemed to constitute a Material Adverse Effect, or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(A)    Effects generally affecting (1) the economy, credit, capital, securities or financial markets in the United States or elsewhere in the world, including changes to interest rates and exchange rates, or (2) political, regulatory or business conditions in any jurisdiction in which such Party or any of its Subsidiaries has material operations or where any of such Party’s or any of its Subsidiaries’ products or services are sold;

(B)    Effects that are the result of factors generally affecting the oil and gas services industry, including changes in or changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities, or any industry, markets or geographical areas in which such Party and its Subsidiaries operate;

(C)    any loss of, or adverse Effect in, the relationship of such Party or any of its Subsidiaries, contractual or otherwise, with customers, Service Providers, suppliers, financing sources, partners or similar relationship to the extent caused by the entry into, announcement or consummation of the Transactions (provided, that the exception in this clause (C) shall not apply to the representations and warranties contained in Section 5.4(b)):

(D)    the performance by any Party of its obligations to the extent expressly required under this Agreement;

(E)    any action taken (or not taken) by such Party or any of its Subsidiaries at the written request of the other Party, which action taken (or not taken) is not required under the terms of this Agreement;

(F)    changes or modifications, and prospective changes or modifications, in GAAP or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(G)    any failure, in and of itself, by such Party to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided, that the exception in this clause (G) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (F) or (H) and (I));

(H)    any Effect resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, geopolitical conditions, military actions or the escalation or worsening of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any outbreak of illness or other public health event or any other force majeure event, whether or not caused by any Person; or

(I)    (1) a decline in the market price, or change in trading volume, in and of itself, of the shares of common stock of such Party on the NYSE, or (2) any ratings downgrade or change in ratings outlook for such Party or any of its Subsidiaries; provided, that the exceptions in this clause (I) shall not prevent or otherwise affect a determination that any Effect underlying such decline or change has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Material Adverse Effect (if not otherwise falling within any of the exceptions in clauses (A) through (H));

provided, further, that, with respect to clauses (A), (B), (F) and (H), such Effect may be taken into account in determining whether a Material Adverse Effect has occurred to the extent such Effect disproportionately adversely affects such Party and its Subsidiaries, taken as a whole, compared to other companies and their respective Subsidiaries, taken as a whole, of comparable size, operating in the industries in which such Party and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such Effect will be taken into account in determining whether a Material Adverse Effect has occurred.

“Multiemployer Plan” means a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange, Inc.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is in the ordinary course of business and consistent with the past practices of such Person.

“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” with respect to Crown or King, means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by Crown and any of its Subsidiaries or King and any of its Subsidiaries, as applicable.

“Permitted Encumbrances” means: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Encumbrances, if any, arising or incurred in the Ordinary Course that (A) relate to obligations as to which there is no default on the part of Crown, King or any of their Subsidiaries, as applicable, and that do not materially detract from the value of or materially interfere with the use of any of the assets of the Party and its Subsidiaries as currently conducted or (B) are being contested in good faith through appropriate Proceedings; (ii) Encumbrances arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course; (iii) Rights-of-Way, covenants, conditions, restrictions and other similar matters of record affecting title and other title defects of record or Encumbrances (other than those constituting Encumbrances for the payment of Indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Party and its Subsidiaries, taken as a whole; (iv) Encumbrances for Taxes or other governmental charges that are not yet due or payable or that are being contested in good faith through appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP; (v) Encumbrances supporting surety bonds, performance bonds and similar obligations issued in the Ordinary Course in connection with the businesses of the Party and its Subsidiaries; (vi) Encumbrances not created by the Party or its Subsidiaries that affect the underlying fee interest of a Crown Leased Real Property (in the case of Crown) or King Leased Real Property (in the case of King); (vii) Encumbrances that are disclosed on the most recent consolidated balance sheet of the Party included in the Reports or notes thereto or securing liabilities reflected on such balance sheet; (viii) Encumbrances arising under or pursuant to the Organizational Documents of the Party or any of its Subsidiaries; (ix) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Party or any of its Subsidiaries otherwise has access, between the parties thereto; (x) as to King or Crown, Encumbrances resulting from any facts or circumstances relating to the other Party or any of its Affiliates; (xi) Encumbrances that do not and would not reasonably be expected to materially impair, in the case of Crown, the continued use of a Crown Owned Real Property or a Crown Leased Real Property as presently operated, and in the case of King, the continued use of a King Owned Real Property or a King Leased Real Property as presently operated; (xii) non-exclusive licenses to Intellectual Property granted in the Ordinary Course; (xiii) restrictions or exclusions that would be shown by a current title report or other similar report; and (xiv) specified Encumbrances described in Section 10.7(a) of such Party’s Disclosure Letter.

“Person” means an individual, corporation (including not-for-profit), Governmental Entity, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity of any kind or nature or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, identification number, social security number, government-issued identifier or tax identification number, driver’s license number, passport number, credit card number, bank information, Internet protocol address, device identifier, any other piece of information that, alone or together with other information held by a Party and its Subsidiaries, allows the identification of a natural person, or any information that is otherwise considered personal information, personal data, or personally identifiable information under applicable Law.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all Intellectual Property owned by King and its Subsidiaries, or Crown and its Subsidiaries, as applicable, that is registered, recorded or filed under the authority of, with or by any Governmental Entity or Internet domain name registrar, in any jurisdiction, including pending applications for any of the foregoing.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing, or arranging for disposal, of Hazardous Materials into the environment.

“Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

“Service Provider” means any current or former employee, officer, director or independent contractor (who is a natural person) of Crown or King or any of their respective Subsidiaries, as applicable.

“Significant Subsidiary” has the meaning ascribed to such term in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

“Subsidiary” means, with respect to any Person, any other Person of which (a) at least a majority of the securities or ownership interests of such other Person is directly or indirectly owned or controlled by such

Person, or (b) the power to vote or direct voting of sufficient voting securities, other voting rights or voting partner interests to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries.

“Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal (except that the references in the definition thereof to “twenty percent (20%) or more” shall be deemed to be references to fifty (“50%) or more”) made after the date of this Agreement that the Crown Board or the Special Committee, as applicable, has determined in good faith, after consultation with its outside legal counsel and its financial advisor (i) would result in a transaction more favorable (including, without limitation, from a financial point of view) to Crown’s stockholders or King’s stockholders, as applicable, than the Transactions and (ii) is reasonably likely to be consummated on the terms proposed, in the case of clauses each (i) and (ii), taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Crown Board or the Special Committee, as applicable, including any revisions to the terms of this Agreement proposed by Crown or King, as applicable, pursuant to Section 7.2(e)(ii).

“Tax” means all federal, state, local and foreign income, windfall or other profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, unclaimed property, occupancy and other taxes, duties or assessments in the nature of a tax, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied to or required to be supplied to a Tax authority relating to Taxes.

“Trading Day” means any day on which shares of King Common Stock are traded on the NYSE.

“Treasury Regulation” means Part 1 of Title 26, Chapter I, Subchapter A of the Code of Federal Regulations.

“Vested Crown Performance Share Award” means each award of performance shares that (i) has been granted under the Crown Stock Plans, and (ii) that is fully vested as of the Effective Time after taking into account any acceleration upon consummation of the Transactions in accordance with the terms and conditions of the applicable award agreement pursuant to which such performance share award was granted.

“Willful Breach” means a breach of this Agreement that is the result of a willful or intentional act or failure to act where the breaching party knows, or would reasonably be expected to have known, that such act or failure to act might result in, or would reasonably be expected to result in, a breach of this Agreement.

(b)    The following terms are defined elsewhere in this Agreement, as indicated below:

Index of Defined Terms

Agreement	1
Alternative Acquisition Agreement	39
Applicable Date	14
Approvals	14
Bankruptcy and Equity Exception	14
Board Recommendation Notice	40
Book-Entry Share	4
Burdensome Effect	47
Certificate	4
Certificate of Merger	3
Change of Recommendation	39
Chosen Court	65
Closing	3
Closing Date	3
COBRA	18
Code	2
Confidentiality Agreement	79
Consents	45
Continuing Employees	51
Converted Awards	5
Converted Option Award	4
Converted Performance Share Award	4
Converted Restricted Share Award	5
Converted RSU Award	5
Costs	63
Crown	1
Crown Board	1
Crown Common Stock	1
Crown Designees	11
Crown Disclosure Letter	13
Crown Equity Awards	5
Crown Preferred Stock	31
Crown Recommendation	32
Crown Tax Representation Letter	53
Crown’s Counsel	53
D&O Insurance	54
DGCL	1
Disclosure Letter	13
Effective Time	3
Eligible Shares	3
Encumber	29
Encumbrance	29
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	3
Expense Amount	63
FCPA	20
Filings	14
GAAP	15

Governmental Antitrust Entity	46
Indemnified Parties	53
Insurance Policies	24
Integrated Mergers	2
King	1
King Board	1
King Common Stock	1
King Designees	11
King Disclosure Letter	12, 13
King Equity Awards	29
King Option	29
King Preferred Stock	29
King PSU	29
King Recommendation	30
King Restricted Share	29
King RSU	29
King Sub	1
King Tax Representation Letter	53
King’s Counsel	53
Letter of Transmittal	7
LLC Sub Merger	2
Material Contract	26
Merger	1
Merger Consideration	3
New Board	11
New Plans	51
Non-DTC Book-Entry Share	7
Non-U.S. Benefit Plans	18
Outside Date	59
Parties	1
Party	1
Proxy/Prospectus	42
Registration Statement	42
Regulatory Remedy	47
Relevant Legal Restraint	57
Reports	14
Representatives	37
Requisite Crown Vote	13
Requisite King Vote	13
Requisite Regulatory Approvals	57
SEC	5
Securities Act	5
Share Issuance	13
Special Committee	1
Surviving Corporation	3
Tail Period	54, 56
Takeover Statute	55
Transactions	1

10.8    Entire Agreement. This Agreement (including any exhibits hereto), the Crown Disclosure Letter, the King Disclosure Letter and the Mutual Confidentiality and Non-Disclosure Agreement, dated as of February 11, 2019, between Crown and King (the “Confidentiality Agreement”), constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, negotiations, understandings and representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect until the Closing.

10.9    Third-Party Beneficiaries. Crown and King hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than King, Crown and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except with respect to (i) Section 4.1(c) (Board of Directors of King), (ii) Section 7.14 (Indemnification; Directors’ and Officers’ Insurance) and (iii) after the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, and any cash in lieu of any fractional shares payable pursuant thereto, which shall inure to the benefit of, and be enforceable by, holders of Eligible Shares and Crown Equity Awards as of immediately prior to the Effective Time to the extent necessary to receive the consideration and amounts due to such Persons thereunder. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement, the Closing Date or as of any other date.

10.10    Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of King to take any action, such requirement shall be deemed to include an undertaking on the part of King to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of Crown to take any action, such requirement shall be deemed to include an undertaking on the part of Crown to cause such Subsidiary to take such action. Any obligation of one Party to another Party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.11    Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions may only be brought against the Persons expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future Service Provider, incorporator, manager, member, partner, stockholder, other equity holder or Persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions.

10.12    Severability. The provisions of this Agreement shall be deemed severable, and the illegality, invalidity or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, insofar as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision and (b) neither the remainder of this

Agreement and the application of such provision to other Persons or circumstances shall be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13    Interpretation; Construction.

(a)    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. All article, section, subsection, schedule, annex and exhibit references used in this Agreement are to articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified. The exhibits, schedules and annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

(b)    If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa. The words “includes” or “including” shall mean “including without limitation,” the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear and any reference to a Law shall include any rules and regulations promulgated thereunder, and any reference to any Law in this Agreement shall only be a reference to such Law as of the date of this Agreement. Currency amounts referenced herein are in U.S. Dollars.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(d)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)    The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.14    Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, directly or indirectly, without the prior written consent of the other Parties.

[signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

KEANE GROUP, INC.

By:	/s/ Robert Drummond
Name:	Robert Drummond
Title:	Chief Executive Officer

KING MERGER SUB CORP.

By:	/s/ Robert Drummond
Name:	Robert Drummond
Title:	Chief Executive Officer

C&J ENERGY SERVICES, INC.

By:	/s/ Danielle Hunter
Name:	Danielle Hunter
Title:	Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary

[Signature Page to Merger Agreement]

Exhibit A

Form of Amended and Restated King Stockholders Agreement

[Attached]

SECOND AMENDED AND RESTATED

STOCKHOLDERS’ AGREEMENT

BY AND AMONG

KEANE GROUP, INC.

AND

HOLDERS OF STOCK OF KEANE GROUP, INC. SIGNATORY HERETO

Dated as of [●], 2019

SECOND AMENDED AND RESTATED STOCKHOLDERS’ AGREEMENT

This Second Amended and Restated Stockholders’ Agreement (the “Agreement”) is made, dated as of [●], 2019 (the “Effective Date”), by and between Keane Investor Holdings LLC, a Delaware limited liability company (“Investor Holdco”), and Keane Group, Inc., a Delaware corporation (including any of its successors by merger, acquisition, reorganization, conversion or otherwise) (the “Company”).

WITNESSETH

WHEREAS, as of the date hereof, Investor Holdco owns Registrable Securities of the Company;

WHEREAS, the parties desire to set forth certain rights of Investor Holdco with respect to the Company; and

WHEREAS, the parties hereto now wish to amend and restate the Agreement in its entirety.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the parties hereto, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Adverse Disclosure” means public disclosure of material non-public information that, in the Board of Directors’ good faith judgment, after consultation with independent outside counsel to the Company, would be required to be made in any Registration Statement filed with the SEC by the Company so that such Registration Statement would not be materially misleading and would not be required to be made at such time but for the filing of such Registration Statement, but which information the Company has a bonafide business purpose for not disclosing publicly.

“Affiliate” shall mean any Person or entity, directly or indirectly controlling, controlled by or under common control with such Person or entity, including (i) a general partner, limited partner, or retired partner affiliated with such Person or entity, (ii) a fund, partnership, limited liability company or other entity affiliated with such Person or entity, (iii) a director, officer, stockholder, partner or member (or retired partner or member) affiliated with such Person or entity, or (iv) the estate of any such partner or member (or retired partner or member) affiliated with such Person or entity; provided that neither the Company nor any of its subsidiaries shall be deemed to be an Affiliate of the Holders.

“Agreement” has the meaning set forth in the preamble.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a day on which commercial banks located in New York, New York are required or authorized by law or executive order to be closed.

“Change of Control” means the occurrence of any of the following: (i) the sale, lease or transfer, in a single transaction or in a series of related transactions, of all or substantially all of the assets of the Company and its

Subsidiaries, taken as a whole, to any one Person or (ii) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) (other than the Equity Investors), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision), in a single transaction or in a series of related transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Company.

“Cerberus Representative” means Cerberus Capital Management, L.P., in its capacity as representative of the Cerberus Funds.

“Cerberus Funds” means, including any successors and permitted assigns, Cerberus International II Master Fund, L.P., Cerberus Institutional Partners, L.P. – Series Four, Cerberus Institutional Partners V, L.P., Cerberus CP Partners, L.P., Cerberus MG Fund, L.P., CIP VI Overseas Feeder, Ltd. and CIP VI Institutional Feeder, L.P.

“Cerberus Holder” means any Cerberus Fund that is a Holder.

“Company” has the meaning set forth in the preamble.

“Company Public Sale” has the meaning set forth in Section 3.03(a).

“Company Share Equivalent” means securities exercisable or exchangeable for, or convertible into, Company Shares.

“Company Shares” means the shares of common stock, par value $0.01 per share, of the Company, any Equity Securities into which such shares of common stock shall have been changed, or any Equity Securities resulting from any reclassification, recapitalization, reorganization, merger, consolidation, conversion, stock or other equity split or dividend or similar transactions with respect to such shares of common stock or such other Equity Securities.

“Conversion Event” has the meaning set forth in Section 4.07(b).

“Conversion Securities” has the meaning set forth in Section 4.07(b).

“Conversion Security Issuer” has the meaning set forth in Section 4.07(b).

“Demand Company Notice” has the meaning set forth in Section 3.01(c).

“Demand Notice” has the meaning set forth in Section 3.01(a).

“Demand Party” has the meaning set forth in Section 3.01(a).

“Demand Registration” has the meaning set forth in Section 3.01(a).

“Demand Registration Statement” has the meaning set forth in Section 3.01(a).

“Demand Suspension” has the meaning set forth in Section 3.01(d).

“Director Requirements” means with respect to an individual, that such individual must be qualified and suitable to serve as a member of the Board of Directors under all applicable corporate governance policies and guidelines of the Company and the Board of Directors and subject to any employment agreement or other agreement with an employee, and all applicable legal, regulatory and stock exchange requirements (other than any requirements contained in the Section 303A of the New York Stock Exchange Listed Company Manual regarding director independence).

“Effective Date” has the meaning set forth in the preamble.

“Eligibility Notice” has the meaning set forth in Section 3.02(a).

“Equity Investors” means (i) the Sponsors, and any other funds or managed accounts advised or managed by any Sponsor or one of a Sponsor’s Affiliates, (ii) any Person that has no material assets other than the capital stock of the Company or a direct or indirect parent of the Company, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any Equity Investor specified in clause (i) above, holds more than 50% of the total voting power of the Voting Stock thereof, and (iii) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any Equity Investor specified in clause (i) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Company (a “Permitted Group”), so long as (1) each member of the Permitted Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than an Equity Investor specified in clause (i) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Group.

“Equity Securities” means, as applicable, (i) any capital stock, membership interests or other equity interest of any Person; (ii) any securities directly or indirectly convertible into or exchangeable for any capital stock, membership interests or other equity interest of any Person; or (iii) any rights or options directly or indirectly to subscribe for or to purchase any capital stock, membership interests or other equity interest of any Person or to subscribe for or to purchase any securities directly or indirectly convertible into or exchangeable for any capital stock, membership interests or other equity interest of any Person.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Excluded Company Shares” has the meaning set forth in Section 2.02(a).

“Family Member” means, with respect to any specified natural person (including any entities or trusts formed for estate or family planning purposes by such specified natural person), (i) any parent, child, descendant or sibling of such natural person or of such natural person’s spouse (including relationships resulting from adoption) or (ii) the spouse of such natural person or of any person covered by clause (i).

“FINRA” means the Financial Industry Regulatory Authority.

“Form S-1” means a registration statement on Form S-1 under the Securities Act, or any comparable or successor form or forms thereto.

“Form S-3” means a registration statement on Form S-3 under the Securities Act, or any comparable or successor form or forms thereto.

“Governmental Entity” means any federal, state, local or foreign governmental, administrative, judicial or regulatory agency, commission, court, body, entity or authority.

“Holder” means any holder of Registrable Securities that is a party hereto and/or any Permitted Assignee that succeeds to rights hereunder pursuant to Section 4.07.

“Initial S-3 Holder” has the meaning set forth in Section 3.02(a).

“Initiating Shelf Take-Down Holder” has the meaning set forth in Section 3.02(e)(i).

“Investor Holdco” has the meaning set forth in the preamble.

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the Securities Act, relating to an offer of Registrable Securities.

“Keane Party” or “Keane Parties” has the meaning set forth in the definition of “Sponsor”.

“Law” means foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding of any Governmental Entity.

“Long-Form Registration” has the meaning set forth in Section 3.01(a).

“Loss” or “Losses” has the meaning set forth in Section 3.09(a).

“Majority Holders” means the Holders of a majority of the Registrable Securities as determined from time to time.

“Marketed Underwritten Offering” means any Underwritten Offering (including a Marketed Underwritten Shelf Take-Down, but, for the avoidance of doubt, not including any Shelf Take-Down that is not a Marketed Underwritten Shelf Take-Down) that involves a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters over a period of at least 48 hours.

“Marketed Underwritten Shelf Take-Down” has the meaning set forth in Section 3.02(e)(iii).

“Marketed Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 3.02(e)(iii).

“Non-Participating Holder” has the meaning set forth in Section 2.02(a).

“Other Selling Holders” has the meaning set forth in Section 2.02(a).

“Participating Holder” means, with respect to any Registration, any Holder of Registrable Securities covered by the applicable Registration Statement.

“Participating Majority” has the meaning set forth in Section 3.04(b).

“Permitted Assignee” has the meaning set forth in Section 4.07.

“Permitted Group” has the meaning set forth in the definition of “Equity Investors”.

“Person” means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof or any other entity.

“Piggyback Registration” has the meaning set forth in Section 3.03(a).

“Pro Rata Percentage” means, as of any date, with respect to a Holder, a number of Registrable Securities equal to (i) the number of Registrable Securities held by such Holder as of such date divided by (ii) the number of Registrable Securities held by all Holders requesting to include Registrable Securities in a Registration Statement.

“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus, including pre- and post-effective amendments to such Registration Statement, and all other material incorporated by reference in such prospectus.

“Registrable Securities” means any Company Shares now owned or hereafter acquired by a Holder; provided, however, that any such Company Shares shall cease to be Registrable Securities to the extent (i) a Registration Statement with respect to the sale of such Company Shares has been declared effective under the Securities Act and such Company Shares have been disposed of in accordance with the plan of distribution set forth in such Registration Statement, (ii) such Company Shares have been sold to the public through a broker, dealer or market maker in compliance with Rule 144 or Rule 145 of the Securities Act (or any successor rule), or (iii) such Company Shares cease to be outstanding. For the avoidance of doubt, it is understood that, with respect to any Registrable Securities for which a Holder holds vested but unexercised options or other Company Share Equivalents at such time exercisable for, convertible into or exchangeable for Company Shares, to the extent that such Registrable Securities are to be sold pursuant to this Agreement, such Holder must exercise the relevant option or exercise, convert or exchange such other relevant Company Share Equivalent and transfer the underlying Registrable Securities (in each case, net of any amounts required to be withheld by the Company in connection with such exercise).

“Registration” means a registration with the SEC of the Company’s securities for offer and sale to the public under a Registration Statement. The terms “Register” and “Registered” shall have correlative meanings.

“Registration Expenses” has the meaning set forth in Section 3.08.

“Registration Statement” means any registration statement of the Company that covers Registrable Securities pursuant to the provisions of this Agreement filed with, or to be filed with, the SEC under the rules and regulations promulgated under the Securities Act, including the related Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement. For the avoidance of doubt, the Form S-3 (File No. 333-222831) is a Registration Statement.

“Representatives” means, with respect to any Person, any of such Person’s officers, directors, employees, agents, attorneys, accountants, actuaries, consultants, equity financing partners or financial advisors or other Person associated with, or acting on behalf of, such Person.

“Rule 144” means Rule 144 (or any successor provisions) under the Securities Act.

“S-3 Eligibility Date” has the meaning set forth in Section 3.02(a).

“S-3 Shelf Notice” has the meaning set forth in Section 3.02(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Sell-Down” has the meaning set forth in Section 2.02(a).

“Sell-Down Notice” has the meaning set forth in Section 2.02(a).

“Shelf Holder” has the meaning set forth in Section 3.02(c).

“Shelf Notice” has the meaning set forth in Section 3.02(c).

“Shelf Period” has the meaning set forth in Section 3.02(b).

“Shelf Registration” means a Registration effected pursuant to Section 3.02.

“Shelf Registration Statement” means a Registration Statement of the Company filed with the SEC on either (i) Form S-3 or (ii) if the Company is not permitted to file a Registration Statement on Form S-3, an evergreen Registration Statement on Form S-1, in each case for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (or any successor provision) covering all or any portion of the Registrable Securities, as applicable.

“Shelf Suspension” has the meaning set forth in Section 3.02(d).

“Shelf Take-Down” has the meaning set forth in Section 3.02(e)(i).

“Short-Form Registration” has the meaning set forth in Section 3.01(a).

“Special Registration” has the meaning set forth in Section 3.12.

“Sponsor” means individually and collectively, (a) the Cerberus Funds taken as a group and (b) SJK Family Limited Partnership, LP (“SJK”), KCK Family Limited Partnership, LP (“KCK”), Tim Keane (“TK”), Brian Keane (“BK”), SJ Keane Family Trust (“SK”), Jacquelyn Keane (“JK”), Cindy Keane (“CK”) and KC Family Trust (together with SJK, KCK, TK, BK, SK, JK and CK, each, a “Keane Party” and collectively, the “Keane Parties”) taken as a group.

“Subsidiary” of a Person means any corporation, partnership, limited liability company, trust and other entity, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, legally or beneficially, owns (i) a right to a majority of the profits of such entity; or (ii) securities having the power to elect a majority of the board of directors or similar body governing the affairs of such entity.

“Transaction Transfer Restrictions” has the meaning set forth in Section 2.02(a).

“Underwritten Offering” means a Registration in which securities of the Company are sold to an underwriter or underwriters on a firm commitment basis for reoffering to the public.

“Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 3.02(e)(ii).

“Voting Stock” of any Person as of any date means the capital stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

Section 1.02    Other Interpretive Provisions.

(a)    In this Agreement, except as otherwise provided:

(i)    A reference to an Article, Section, Schedule or Exhibit is a reference to an Article or Section of, or Schedule or Exhibit to, this Agreement, and references to this Agreement include any recital in or Schedule or Exhibit to this Agreement.

(ii)    The Schedules form an integral part of and are hereby incorporated by reference into this Agreement.

(iii)    Headings and the Table of Contents are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

(iv)    Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the masculine include the feminine and vice versa, and words importing persons include corporations, associations, partnerships, joint ventures and limited liability companies and vice versa.

(v)    Unless the context otherwise requires, the words “hereof” and “herein”, and words of similar meaning refer to this Agreement as a whole and not to any particular Article, Section or clause. The words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation.”

(vi)    A reference to any legislation or to any provision of any legislation shall include any amendment, modification or re-enactment thereof and any legislative provision substituted therefor.

(vii)    All determinations to be made by any Holder hereunder may be made by such Holder in its sole discretion, and such Holder may determine, in its sole discretion, whether or not to take actions that are permitted, but not required, by this Agreement to be taken by such Holder, including the giving of consents required hereunder.

(b)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intention or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE II

HOLDERS’ RIGHTS

Section 2.01    Board Representation.

(a)    For so long as Investor Holdco or, in the event Cerberus Holder no longer holds Company Shares through Investor Holdco, Cerberus Holder has beneficial ownership of at least 12.5% or greater of the aggregate number of Company Shares then outstanding, Investor Holdco or, in the event Cerberus Holder no longer holds Company Shares through Investor Holdco, Cerberus Representative shall have the right to designate to the Board of Directors two individuals who satisfy the Director Requirements.

(b)    For so long as Investor Holdco or, in the event Cerberus Holder no longer holds Company Shares through Investor Holdco, Cerberus Holder has beneficial ownership of less than 12.5% but at least 7.5% of the aggregate number of Company Shares then outstanding, Investor Holdco or, in the event Cerberus Holder no longer holds Company Shares through Investor Holdco, Cerberus Representative shall have the right to designate to the Board of Directors one individual who satisfies the Director Requirements.

(c)    For so long as a Holder (or Cerberus Representative if the Holder is a Cerberus Holder) is entitled to designate any individuals to the Board of Directors pursuant to this Section 2.01, the Company shall take all action reasonably available to it to cause such individual(s) (or any replacement designated by such Holder (or Cerberus Representative if the Holder is a Cerberus Holder)) to be included in the slate of nominees recommended by the Board of Directors to the Company’s stockholders for election as directors at each annual meeting of the stockholders of the Company (and/or in connection with any election by written consent) and the Company shall use the same efforts to cause the election of such nominee(s) as it uses to cause other nominees recommended by the Board of Directors to be elected, including soliciting proxies in favor of the election of such nominee(s).

(d)    In the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal (with or without cause) of a director nominated or designated pursuant to this Section 2.01, or in the event of the failure of any such nominee to be elected, the Holder (or Cerberus Representative if the Holder is a Cerberus Holder) who nominated or designated such director shall have the right to designate a replacement who satisfies the Director Requirements to fill such vacancy. The Company shall take all action reasonably available to it to cause such vacancy to be filled by the replacement so designated, and, to the extent permitted under the Certificate of Incorporation and By-Laws of the Company then in effect, the Board of Directors shall promptly elect such designee to the Board of Directors.

Section 2.02    Investor Holdco Sell-Downs; Distributions of Investor Holdco Company Shares.

(a)    In the event Investor Holdco proposes to effect a private block sale or resale or to demand or participate in a registered offering of Company Shares held by Investor Holdco (which such sale shall be proportionate among members of Investor Holdco) (a “Sell-Down”), Investor Holdco shall promptly provide written notice to (i) each Holder and (ii) each equityholder of Investor Holdco (collectively, the “Other Selling Holders”), specifying the number and percentage of Company Shares then held by Investor Holdco to be sold in such Sell-Down, the number of Company Shares each Other Selling Holder shall be obligated to sell in such Sell-Down (calculated on a pro rata basis based on such Other Selling Holder’s beneficial ownership of Company Shares) and all other material terms and conditions of the Sell-Down (the “Sell-Down Notice”). Each Other Selling Holder shall be obligated to participate in such Sell-Down, unless such Other Selling Holder delivers a written notice to Investor Holdco by the close of business on the date which is three Business Days after the Sell-Down Notice is delivered to such Other Selling Holder, which such notice shall include the number of Company Shares such Other Selling Holder elects to exclude from such Sell-Down (the “Excluded Company Shares”, and such notifying Other Selling Holder, the “Non-Participating Holder”). Any Other Selling Holder that does not deliver such notice shall be obligated to participate in the Sell-Down with respect to the number of Company Shares set forth in the Sell-Down Notice. If any Other Selling Holder does not participate in such Sell-Down, Investor Holdco shall, unless prohibited by applicable Law, promptly distribute the Excluded Company Shares to the Non-Participating Holder, provided, that (i) the Non-Participating Holder complies with the provisions of Section 2.02(b) and (ii) the Excluded Company Shares shall be subject to the same restrictions on voting, transfer, market stand-off and lock-up provisions to which the Company Shares of Investor Holdco to be sold in the Sell-Down are subject in this Agreement and/or with respect to such Sell-Down (the “Transaction Transfer Restrictions”). Subject to compliance with applicable Law, the Excluded Company Shares may be sold or otherwise disposed of by a Non-Participating Holder so long as no Transaction Transfer Restriction period is in effect. Investor Holdco shall provide further notice to such Non-Participating Holder or its representatives of its intention to effect a Sell-Down not more than 30 calendar days prior to the intended date for the completion of such Sell-Down, in which event the Non-Participating Holder, after receiving notice of such Sell-Down, shall (notwithstanding its earlier election in respect of Excluded Company Shares) have the right to participate in such Sell-Down with Investor Holdco on the same terms and conditions as Investor Holdco pro rata based on the Non-Participating Holder’s beneficial ownership of Company Shares, and, if not participating in such Sell-Down, shall not sell or otherwise dispose of the Excluded Company Shares (or other Company Shares beneficially owned by such holder) during such 30 calendar day period following delivery of such notice and such longer transfer, market stand-off or lock up provision that Investor Holdco shall become subject to in connection with such Sell-Down.

(b)    Any Person who receives a distribution of Company Shares shall, to the extent not already a party hereto, execute and deliver a joinder agreement, in form and substance reasonably acceptable to the Company, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto, whereupon such Person will be treated as a Holder for all purposes of this Agreement, with the same benefits and obligations hereunder as the distributing Holder with respect to the distributed Registrable Securities.

ARTICLE III

REGISTRATION RIGHTS

Section 3.01    Demand Registration.

(a)    Demand Rights. At any time after the Effective Date, any Holders that collectively and beneficially own at least (A) 20% of the total Registrable Securities or (B) 10% of the total Registrable Securities, provided that for the purposes of this clause (B), they beneficially own Registrable Securities equivalent to at least 50% of the Registrable Securities beneficially owned by them, as of the Effective Date (each such Holder, a “Demand Party”), may, subject to Section 3.11, make a written request (a “Demand

Notice”) to the Company for Registration of all or part of the Registrable Securities held by the Demand Party (i) on Form S-1 (a “Long-Form Registration”) or (ii) on Form S-3 (a “Short-Form Registration”) if the Company qualifies to use such short form (any such requested Long-Form Registration or Short-Form Registration, a “Demand Registration”). Each Demand Notice shall specify the aggregate amount of Registrable Securities held by the Demand Party to be registered and the intended methods of disposition thereof, provided that in the case of a Demand Notice from Investor Holdco, the aggregate amount of Registrable Securities shall include Registrable Securities from each member of Investor Holdco on a pro rata basis based on each such member’s beneficial ownership of Registrable Securities, unless such member otherwise directs Investor Holdco to include less than its pro rata share of Registrable Securities in accordance with Section 2.02. Subject to Section 3.11, after delivery of such Demand Notice, the Company (x) shall file promptly (and, in any event, within (i) ninety (90) days in the case of a request for a Long-Form Registration or (ii) thirty (30) days in the case of a request for a Short-Form Registration, in each case, following delivery of such Demand Notice) with the SEC a Registration Statement relating to such Demand Registration (a “Demand Registration Statement”), and (y) shall use its reasonable best efforts to cause such Demand Registration Statement to promptly be declared effective under (x) the Securities Act and (y) the “Blue Sky” laws of such jurisdictions as any Participating Holder or any underwriter, if any, reasonably requests. Notwithstanding any provisions contained herein, including but not limited to Section 3.02(b), the Company shall not be obligated to maintain a registration statement pursuant to a Demand Registration effective for more than (x) 360 days plus the length of any period in which either a Demand Suspension or Shelf Suspension is in effect instituted by the Company pursuant to Section 3.01(d) or Section 3.02(d), respectively, during such 360 day period or (y) such shorter period when all of the Registrable Securities covered by such registration statement have been sold pursuant thereto.

(b)    Demand Withdrawal. The Demand Party may withdraw its Registrable Securities from a Demand Registration at any time prior to the effectiveness of the applicable Demand Registration Statement. Upon delivery of a notice by the Demand Party to such effect, the Company shall cease all efforts to secure effectiveness of the applicable Demand Registration Statement and promptly notify each other Participating Holder of such withdrawal. Subject to Section 3.08(c), the Demand Holders shall reimburse the Company for all its reasonable out-of-pocket Registration Expenses incurred in connection with the attempted Demand Registration. If the Demand Holders reimburse the Company for its reasonable out-of-pocket Registration Expenses incurred in connection with the attempted Demand Registration, the attempted Demand Registration shall not count as a Demand Registration for purposes of Section 3.11.

(c)    Demand Company Notice. Subject to Section 3.11, promptly upon delivery of any Demand Notice (but in no event more than five (5) Business Days thereafter), the Company shall deliver a written notice (a “Demand Company Notice”) of any such Registration request to (i) all Holders (other than the Demand Party) and the Company shall include in such Demand Registration all such Registrable Securities of such Holders which the Company has received written requests for inclusion therein within ten (10) Business Days after the date that such Demand Company Notice has been delivered except for such Registrable Securities that are withdrawn from such Demand Registration by written notice of the Holder thereof at any time prior to the effectiveness of the applicable Demand Registration Statement. All requests made pursuant to this Section 3.01(c) shall specify the aggregate amount of Registrable Securities of such Holder to be registered.

(d)    Delay in Filing; Suspension of Registration. If the Company shall furnish to the Participating Holders a certificate signed by the Chief Executive Officer or equivalent senior executive officer of the Company stating that the filing, effectiveness or continued use of a Demand Registration Statement would require the Company to make an Adverse Disclosure, then the Company may delay the filing (but not the preparation of) or initial effectiveness of, or suspend use of, the Demand Registration Statement (a “Demand Suspension”); provided, however, that the Company, unless otherwise approved in writing by the Holders of a majority of the Company Shares that elected to participate in the registration in respect of any Demand Suspension, shall not be permitted to exercise aggregate Demand Suspensions and Shelf Suspensions more than twice, or for more than an aggregate of 90 days, in each case, during any 12-month period; provided, further, that in the event of a Demand Suspension, such Demand Suspension shall terminate at such earlier time as the Company would no longer be required to make any Adverse Disclosure. Each Participating Holder shall keep confidential the fact that a Demand Suspension is in effect, the certificate referred to above and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Participating Holder’s employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Participating Holder with respect to its investment in the Company Shares and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Participating Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries and (D) as required by law, rule or regulation. In the case of a Demand Suspension, the Participating Holders agree to suspend use of the applicable Prospectus and any Issuer Free Writing Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon delivery of the notice referred to above. The Company shall immediately notify the Participating Holders upon the termination of any Demand Suspension, amend or supplement the Prospectus and any Issuer Free Writing Prospectus, if necessary, so it does not contain any untrue statement or omission and furnish to the Participating Holders such numbers of copies of the Prospectus and any Issuer Free Writing Prospectus as so amended or supplemented as any Participating Holder may reasonably request. The Company agrees, if necessary, to supplement or make amendments to the Demand Registration Statement if required by the registration form used by the Company for the applicable Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder, or as may reasonably be requested by the Demand Party.

(e)    Underwritten Offering. If the Demand Party so requests, an offering of Registrable Securities pursuant to a Demand Registration shall be in the form of an Underwritten Offering, and the Demand Party shall have the right to select the managing underwriter or underwriters to administer the offering. If the Demand Party intends to sell the Registrable Securities covered by its demand by means of an Underwritten Offering, the Demand Party shall so advise the Company as part of its Demand Notice, and the Company shall include such information in the Demand Company Notice.

(f)    Priority of Securities Registered Pursuant to Demand Registrations. If the managing underwriter or underwriters of a proposed Underwritten Offering of the Registrable Securities included in a Demand Registration advise the Board of Directors in writing that, in its or their opinion, the number of securities requested to be included in such Demand Registration exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the securities to be included in such Demand Registration (i) first, shall be allocated pro rata among the Holders that have requested to participate in such Demand Registration based on each Holder’s Pro Rata Percentage (provided that any securities thereby allocated to a Holder that exceed such Holder’s request shall be reallocated among the remaining requesting Holders in like manner), (ii) second, and only if all the securities referred to in clause (i) have been included in such Registration, the number of securities that the Company proposes to include in such Registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect and (iii) third, and only if all of the securities referred to in clause (ii) have been included in such Registration, any other securities eligible for inclusion in such Registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect.

Section 3.02    Shelf Registration.

(a)    Filing. The Company shall use its reasonable best efforts to continue to qualify for Registration on Form S-3 for secondary sales. If, at any time, there is no Shelf Registration Statement on Form S-3 covering all of the Registrable Securities and the Company is eligible to Register on Form S-3 (the “S-3 Eligibility Date”), the Company shall promptly notify, in writing, Investor Holdco, or if Investor Holdco is no longer a Holder of Registrable Securities, then the Holders, of such eligibility and its intention to file and maintain a Shelf

Registration Statement on Form S-3 covering the Registrable Securities held by Investor Holdco, or if Investor Holdco is no longer a Holder of Registrable Securities, then the Holders, (the “Eligibility Notice”). Promptly following receipt of such Eligibility Notice (but in no event more than ten (10) days after receipt of such Eligibility Notice), each of Investor Holdco, or if Investor Holdco is no longer a Holder of Registrable Securities, then the Majority Holders (Investor Holdco or the Majority Holders, as applicable, in such capacity, the “Initial S-3 Holder”), shall deliver a written notice to the Company, which notice shall specify the aggregate amount of Registrable Securities held by the Initial S-3 Holder to be covered by such Shelf Registration Statement and the intended methods of distribution thereof (the “S-3 Shelf Notice”). An S-3 Shelf Notice delivered by Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Majority Holders shall include, with respect to Registrable Securities to be registered on behalf of the Sponsors, Registrable Securities pro rata from each Sponsor based on each such Holders’ beneficial ownership of Registrable Securities, unless such Holder otherwise directs the Demand Party to include less than its pro rata share of Registrable Securities in accordance with Section 2.02. Following delivery of the S-3 Shelf Notices, the Company (x) shall file promptly (and, in any event, within the earlier of (i) thirty (30) days of receipt of the S-3 Shelf Notices and (ii) forty (40) days after delivery of the Eligibility Notice) with the SEC such Shelf Registration Statement (which shall be an automatic Shelf Registration Statement if the Company qualifies at such time to file such a Shelf Registration Statement) relating to the offer and sale of all Registrable Securities requested for inclusion therein by the Initial S-3 Holder and, to the extent requested under Section 3.02(c), the other Holders from time to time in accordance with the methods of distribution elected by such Holders (to the extent permitted in this Section 3.02) and set forth in the Shelf Registration Statement and (y) shall use its reasonable best efforts to cause such Shelf Registration Statement to be promptly declared effective under the Securities Act (including upon the filing thereof if the Company qualifies to file an automatic Shelf Registration Statement); provided, however, that if the Initial S-3 Holder reasonably believes that the Company will become S-3 eligible and delivers a S-3 Shelf Notice prior to the S-3 Eligibility Date, the Company shall not be obligated to file (but shall be obligated to prepare) such Shelf Registration Statement on Form S-3.

(b)    Continued Effectiveness. Subject to Section 3.01(a), the Company shall use its reasonable best efforts to keep any Shelf Registration Statement covering the Registrable Securities continuously effective under the Securities Act in order to permit the Prospectus forming a part thereof to be usable by Shelf Holders until the earliest of (i) the date as of which all Registrable Securities have been sold pursuant to the Shelf Registration Statement or another Registration Statement filed under the Securities Act (but in no event prior to the applicable period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder), (ii) the date as of which each of the Shelf Holders is permitted to sell its Registrable Securities without Registration pursuant to Rule 144 without volume limitation or other restrictions on transfer thereunder, (iii) such shorter period as Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then Shelf Holders holding a majority of the Registrable Securities subject to the Shelf Registration Statement, shall agree in writing (such period of effectiveness, the “Shelf Period”). Subject to Section 3.02(d), the Company shall not be deemed to have used its reasonable best efforts to keep the Shelf Registration Statement effective during the Shelf Period if the Company voluntarily takes any action or omits to take any action that would result in Shelf Holders not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration Statement during the Shelf Period, unless such action or omission is (x) a Shelf Suspension permitted pursuant to Section 3.02(d) or (y) required by applicable law, rule or regulation.

(c)    Company Notices. Promptly upon delivery of any S-3 Shelf Notice pursuant to Section 3.02(a) (each, a “Shelf Notice”) (but in no event more than five (5) Business Days thereafter), the Company shall deliver a written notice of such Shelf Notice to the Holders (other than the Initial S-3 Holder) and the Company shall include in such Shelf Registration all such Registrable Securities of such other Holders which the Company has received a written request for inclusion therein within five (5) Business Days after such written notice is delivered to such other Holders (each such Holder delivering such a request together with the Initial S-3 Holder, if applicable, a “Shelf Holder”); provided, that, except in connection with an Underwritten Shelf Take-Down the Company shall not include in such Shelf Registration Registrable Securities of any Holder in an amount in excess of such Holder’s Pro Rata Percentage. If the Company is permitted by applicable law, rule or regulation to add selling stockholders to a Shelf Registration Statement without filing a post-effective amendment, a Holder may request the inclusion of an amount of such Holder’s Registrable Securities not to exceed such Holder’s Pro Rata Percentage in such Shelf Registration Statement at any time or from time to time after the filing of a Shelf Registration Statement, and the Company shall add such Registrable Securities to the Shelf Registration Statement as promptly as reasonably practicable, and such Holder shall be deemed a Shelf Holder.

(d)    Suspension of Registration. If the Company shall furnish to the Shelf Holders a certificate signed by the Chief Executive Officer or equivalent senior executive officer of the Company stating that the continued use of a Shelf Registration Statement covering the Registrable Securities would require the Company to make an Adverse Disclosure, then the Company may suspend use of the Shelf Registration Statement (a “Shelf Suspension”); provided, however, that the Company unless otherwise approved in writing the Holders of a majority of the Company Shares that demanded the registration, in respect of any Demand Suspension, shall not be permitted to exercise aggregate Demand Suspensions and Shelf Suspensions more than twice, or for more than an aggregate of 90 days, in each case, during any 12-month period; provided further that in the event of a Shelf Suspension, such Shelf Suspension shall terminate at such earlier time as the Company would no longer be required to make any Adverse Disclosure. Each Shelf Holder shall keep confidential the fact that a Shelf Suspension is in effect, the certificate referred to above and its contents unless and until otherwise notified by the Company, except (A) for disclosure to such Shelf Holder’s employees, agents and professional advisers who reasonably need to know such information for purposes of assisting the Holder with respect to its investment in the Company Shares and agree to keep it confidential, (B) for disclosures to the extent required in order to comply with reporting obligations to its limited partners or other direct or indirect investors who have agreed to keep such information confidential, (C) if and to the extent such matters are publicly disclosed by the Company or any of its Subsidiaries or any other Person that, to the actual knowledge of such Shelf Holder, was not subject to an obligation or duty of confidentiality to the Company and its Subsidiaries and (D) as required by law, rule or regulation. In the case of a Shelf Suspension, the Holders agree to suspend use of the applicable Prospectus and any Issuer Free Writing Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities, upon delivery of the notice referred to above. The Company shall immediately notify the Shelf Holders upon the termination of any Shelf Suspension, amend or supplement the Prospectus and any Issuer Free Writing Prospectus, if necessary, so it does not contain any untrue statement or omission and furnish to the Shelf Holders such numbers of copies of the Prospectus and any Issuer Free Writing Prospectus as so amended or supplemented as any Shelf Holder may reasonably request. The Company agrees, if necessary, to supplement or make amendments to the Shelf Registration Statement if required by the registration form used by the Company for the applicable Registration or by the instructions applicable to such registration form or by the Securities Act or the rules or regulations promulgated thereunder, or as may reasonably be requested by the Initial S-3 Holder.

(e)    Shelf Take-Downs.

(i)    An offering or sale of Registrable Securities pursuant to a Shelf Registration Statement (each, a “Shelf Take-Down”) may be initiated by Investor Holdco, or if Investor Holdco is no longer a Holder of Registrable Securities, by any Shelf Holder (in such capacity, the “Initiating Shelf Take-Down Holder”) in respect of such Initiating Shelf Take-Down Holder’s Registrable Securities included in such Shelf Registration Statement. Except as set forth in Section 3.02(e)(iii) with respect to Marketed Underwritten Shelf Take-Downs, the Initiating Shelf Take-Down Holder shall not be required to permit the offer and sale of Registrable Securities by other Shelf Holders in connection with any such Shelf Take-Down initiated by such Initiating Shelf Take-Down Holder.

(ii)    Subject to Section 3.11, if the Holders of a majority of the Registrable Securities included in the Shelf Registration Statement elect by written request to the Company, a Shelf Take-Down shall be in the form of an Underwritten Offering (an “Underwritten Shelf Take-Down Notice”) and the Company shall amend or supplement the Shelf Registration Statement for such purpose as soon as practicable. Such Holders shall have the right to select the managing underwriter or underwriters to administer such offering. The provisions of Section 3.01(f) shall apply to any Underwritten Offering pursuant to this Section 3.02(e).

(iii)    If the plan of distribution set forth in any Underwritten Shelf Take-Down Notice includes a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters over a period expected to exceed 48 hours (a “Marketed Underwritten Shelf Take-Down”), promptly upon delivery of such Underwritten Shelf Take-Down Notice (but in no event more than three (3) Business Days thereafter), the Company shall deliver a written notice (a “Marketed Underwritten Shelf Take-Down Notice”) of such Marketed Underwritten Shelf Take-Down to all Shelf Holders (other than the Initiating Shelf Take-Down Holder), and the Company shall include in such Marketed Underwritten Shelf Take-Down all such Registrable Securities of such Shelf Holders that are Registered on such Shelf Registration Statement for which the Company has received written requests, which requests must specify the aggregate amount of such Registrable Securities of such Holder to be offered and sold pursuant to such Marketed Underwritten Shelf Take-Down, for inclusion therein within three (3) Business Days after the date that such Marketed Underwritten Shelf Take-Down Notice has been delivered.

(iv)    For so long as no black-out period as described in and subject to the terms of Section 3.04 with respect to a Marketed Underwritten Offering is then in effect, a Shelf Holder may initiate a Shelf Take-Down with respect to the Registrable Securities of such Shelf Holder so long as such Shelf Take-Down is not in the form of an Underwritten Offering.

Section 3.03    Piggyback Registration.

(a)    Participation. If the Company at any time proposes to file a Registration Statement with respect to any offering of Company Shares for its own account or for the account of any other Persons (other than (i) a Registration under Section 3.01 or Section 3.02, it being understood that this clause (i) does not limit the rights of Holders to make written requests pursuant to Section 3.01 or Section 3.02 or otherwise limit the applicability thereof, (ii) a Registration Statement on Form S-4 or S-8 (or such other similar successor forms then in effect under the Securities Act), (iii) a registration of securities solely relating to an offering and sale to employees, directors or consultants of the Company or its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement, (iv) a registration not otherwise covered by clause (iii) above pursuant to which the Company is offering to exchange its own securities for other securities or (v) a Registration Statement relating solely to dividend reinvestment or similar plans) (a “Company Public Sale”), then, (A) as soon as practicable (but in no event less than 10 days prior to the proposed date of filing of such Registration Statement), the Company shall give written notice of such proposed filing to Investor Holdco and all Demand Parties and shall offer Investor Holdco and all Demand Parties the opportunity to Register under such Registration Statement such number of Registrable Securities as Investor Holdco and such Demand Parties may request in writing (provided that the number of Registrable Securities Registered by Investor Holdco pursuant to this Section 3.03(a) shall be pro rata among members of Investor Holdco based on the Registrable Securities beneficially owned by each such member of Investor Holdco, unless such member of Investor Holdco otherwise directs Investor Holdco to include less than its pro rata share of Registrable Securities in accordance with Section 2.02) delivered to the Company within ten (10) days of delivery of such written notice by the Company, and (B) subject to Section 3.03(c), as soon as practicable after the expiration of such 10-day period (but in no event less than fifteen (15) days prior to the proposed date of filing of such Registration Statement), the Company shall give written notice of such proposed filing to the remaining Holders, and such notice shall offer each such Holder the opportunity to Register under such Registration Statement such number of Registrable Securities as such Holder may request in writing within ten (10) days of delivery of such written notice by the Company. Subject to Section 3.03(b) and (c), the Company shall include in such Registration Statement all such Registrable Securities that are requested by Holders to be included therein in compliance with the immediately foregoing sentence (a “Piggyback Registration”); provided that if at any time after giving written notice of its intention to Register any equity securities and prior to the effective date of the Registration Statement filed in connection with such Piggyback Registration, the Company shall determine for any reason not to Register or to delay Registration of the equity securities covered by such Piggyback Registration, the Company shall give written notice of such determination to each Holder that had requested to Register its, his or her Registrable Securities in such Registration Statement and, thereupon, (1) in the case of a determination not to Register, shall be relieved of its obligation to Register any Registrable Securities in connection with such Registration, without prejudice, however, to the rights of a Demand Party, to request that such Registration be effected as a Demand Registration under Section 3.01, and (2) in the case of a determination to delay Registering, in the absence of a request by a Demand Party, that such Registration be effected as a Demand Registration under Section 3.01, shall be permitted to delay Registering any Registrable Securities, for the same period as the delay in Registering the other equity securities covered by such Piggyback Registration. If the offering pursuant to such Registration Statement is to be underwritten, the Company shall so advise the Holders as a part of the written notice given pursuant this Section 3.03(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 3.03(a) must, and the Company shall make such arrangements with the managing underwriter or underwriters so that each such Holder may, participate in such Underwritten Offering, subject to the conditions of Section 3.03(b) and (c). If the offering pursuant to such Registration Statement is to be on any other basis, the Company shall so advise the Holders as part of the written notice given pursuant to this Section 3.03(a), and each Holder making a request for a Piggyback Registration pursuant to this Section 3.03(a) must, and the Company shall make such arrangements so that each such Holder may, participate in such offering on such basis, subject to the conditions of Section 3.03(b) and (c). Each Holder shall be permitted to withdraw all or part of its Registrable Securities from a Piggyback Registration at any time prior to the effectiveness of such Registration Statement.

(b)    Priority of Piggyback Registration. If the managing underwriter or underwriters of any proposed Underwritten Offering of Registrable Securities included in a Piggyback Registration informs the Company and the Holders that have requested to participate in such Piggyback Registration in writing that, in its or their opinion, the number of securities which such Holders and any other Persons intend to include in such offering exceeds the number which can be sold in such offering without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, then the securities to be included in such Registration shall be (i) first, the number of Registrable Securities that, in the opinion of such managing underwriter or underwriters, can be sold without having such adverse effect in such Registration, which such number shall be allocated pro rata among the Holders that have requested to participate in such Registration based on each Holder’s Pro Rata Percentage (provided that any securities thereby allocated to a Holder that exceed such Holder’s request shall be reallocated among the remaining requesting Holders in like manner) and (ii) second, and only if all of the Registrable Securities referred to in clause (i) have been included in such Registration, any other securities eligible for inclusion in such Registration that, in the opinion of the managing underwriter or underwriters, can be sold without having such adverse effect in such Registration.

(c)    Restrictions on Holders. Notwithstanding any provisions contained herein, prior to the distribution by Investor Holdco of all its Registrable Securities held as of the date hereof to its members, Holders other than Investor Holdco or a Demand Party may not request Piggyback Registration of Registrable Securities with respect to any offering of Company Shares for the Company’s account unless Investor Holdco or a Demand Party requests such Piggyback Registration with respect to such offering.

(d)    No Effect on Demand Registrations. No Registration of Registrable Securities effected pursuant to a request under this Section 3.03 shall be deemed to have been effected pursuant to Section 3.01 or Section 3.02 or shall relieve the Company of its obligations under Section 3.01 or Section 3.02.

Section 3.04    Black-out Periods.

(a)    Black-out Periods for Holders. In the event of a Company Public Sale of the Company’s equity securities in an Underwritten Offering, each of the Holders agrees, if requested by the managing underwriter or underwriters in such Underwritten Offering (and, with respect to a Company Public Sale, if and only if Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Majority Holders, agrees to such request), not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any Person at any time in the future of) any Company Shares (including Company Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and Company Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Company Shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a Registration Statement, including any amendments thereto, with respect to the registration of any Company Shares or securities convertible into or exercisable or exchangeable for Company Shares or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing, in each case, during the period beginning seven (7) days before and ending 90 days (in the event of a Company Public Sale) (or, in each case, such other period as may be reasonably requested by the Company or the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after the date of the underwriting agreement entered into in connection with such Company Public Sale, to the extent timely notified in writing by the Company or the managing underwriter or underwriters; provided, that (i) no Holder shall be subject to any such black-out period of longer duration or other greater restriction than that applicable to (x) Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then any of the Majority Holders or (y) any director or executive officer who holds Registrable Securities and (ii) if any Holder is released from any such lockup restrictions, all other Holders shall also be released from such lockup restrictions to the same extent. If requested by the managing underwriter or underwriters of any such Company Public Sale (and, with respect to any such Company Public Sale, if and only if Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Majority Holders, agrees to such request), the Holders shall execute a separate agreement to the foregoing effect. The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

(b)    Black-out Period for the Company and Others. In the case of an offering of Registrable Securities pursuant to Section 3.01 or Section 3.02 that is a Marketed Underwritten Offering, the Company and each of the Holders agree, if requested by (x) a majority of the Registrable Securities participating in the Marketed Underwritten Offering (the “Participating Majority”), or (y) the managing underwriter or underwriters with respect to such Marketed Underwritten Offering, not to (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or would reasonably be expected to, result in the disposition by any Person at any time in the future of) any Company Shares (including Company Shares that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and Company Shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for Company Shares, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of Company Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Company Shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a Registration Statement, including any amendments thereto, with respect to the registration of any Company Shares or securities convertible into or exercisable or exchangeable for Company Shares or any other securities of the Company or (4) publicly disclose the intention to do any of the foregoing, in each case, during the period beginning seven (7) days before, and ending 90 days (or such lesser period as may be agreed by (x) a Participating Majority, or, (y) if applicable, the managing underwriter or underwriters) (or such other period as may be reasonably requested by a Participating Majority, or the managing underwriter or underwriters to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in the FINRA rules or any successor provisions or amendments thereto) after, the date of the underwriting agreement entered into in connection with such Marketed Underwritten Offering, to the extent timely notified in writing by (x) a Participating Majority, or (y) the managing underwriter or underwriters, as the case may be; provided that (i) no Holder shall be subject to any such black-out period of longer duration or other greater restriction than that applicable to a Participating Majority, and (ii) if any Holder is released from any such lockup restrictions, all other Holders shall also be released from such lockup restrictions to the same extent. Notwithstanding the foregoing, the Company may effect a public sale or distribution of securities of the type described above and during the periods described above if such sale or distribution is made pursuant to Registrations on Form S-4 or S-8 or any successor form to such Forms or as part of any Registration of securities for offering and sale to employees, directors or consultants of the Company and its Subsidiaries pursuant to any employee stock plan or other employee benefit plan arrangement. The Company agrees to use its reasonable best efforts to obtain from each of its directors and officers and each other holder of restricted securities of the Company which securities are the same as or similar to the Registrable Securities being Registered, or any restricted securities convertible into or exchangeable or exercisable for any of such securities, an agreement not to effect any public sale or distribution of such securities during any such period referred to in this paragraph, except as part of any such Registration, if permitted. Without limiting the foregoing (but subject to Section 3.07), if after the date hereof the Company or any of its Subsidiaries grants any Person (other than a Holder) any rights to demand or participate in a Registration, the Company shall, and shall cause its Subsidiaries to, provide that the agreement with respect thereto shall include such Person’s agreement to comply with any black-out period required by this Section as if it were a Holder hereunder. If requested by the managing underwriter or underwriters of any such Marketed Underwritten Offering (and if a Participating Majority agrees to such request), the Holders shall execute a separate agreement to the foregoing effect. The Company may impose stop-transfer instructions with respect to the Company Shares (or other securities) subject to the foregoing restriction until the end of the period referenced above.

Section 3.05    Registration Procedures.

(a)    In connection with the Company’s Registration obligations under Section 3.01, Section 3.02 and Section 3.03 and subject to the applicable terms and conditions set forth therein, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable (and to take all actions reasonably necessary to cure any suspension or stop order of such Registration as promptly as reasonably practicable), and in connection therewith the Company shall:

(i)    prepare the required Registration Statement including all exhibits and financial statements required under the Securities Act to be filed therewith, and before filing a Registration Statement, Prospectus or any Issuer Free Writing Prospectus, or any amendments or supplements thereto, (x) furnish to the underwriters, if any, and the Participating Holders, if any, copies of all documents prepared to be filed, which documents shall be subject to the review of such underwriters and the Participating Holders and their respective counsel and (y) except in the case of a Registration under Section 3.03, not file any Registration Statement or Prospectus or amendments or supplements thereto to which any Participating Holder or the underwriters, if any, shall reasonably object;

(ii)    as promptly as practicable file with the SEC a Registration Statement relating to the Registrable Securities including all exhibits and financial statements required by the SEC to be filed therewith, and use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act as soon as practicable;

(iii)    prepare and file with the SEC such pre- and post-effective amendments to such Registration Statement, supplements to the Prospectus and such amendments or supplements to any Issuer Free Writing Prospectus as may be reasonably requested by any other Participating Holder necessary to keep such Registration effective for the period of time required by this Agreement, and comply with provisions of the applicable securities laws with respect to the sale or other disposition of all securities covered by such Registration Statement during such period in accordance with the intended method or methods of disposition by the sellers thereof set forth in such Registration Statement;

(iv)    promptly notify the Participating Holders and the managing underwriter or underwriters, if any, and (if requested) confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company (A) when the applicable Registration Statement or any amendment thereto has been filed or becomes effective, and when the applicable Prospectus or Issuer Free Writing Prospectus or any amendment or supplement thereto has been filed, (B) of any written comments by the SEC or any request by the SEC or any other federal or state governmental authority for amendments or supplements to such Registration Statement, Prospectus or Issuer Free Writing Prospectus or for additional information, (C) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or any order by the SEC or any other regulatory authority preventing or suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus or the initiation or threatening of any proceedings for such purposes, (D) if, at any time, the representations and warranties of the Company in any applicable underwriting agreement cease to be true and correct in all material respects, (E) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction and (F) of the receipt by the Company of any notification with respect to the initiation or threatening of any proceeding for the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction;

(v)    promptly notify the Participating Holders and the managing underwriter or underwriters, if any, when the Company becomes aware of the happening of any event as a result of which the applicable Registration Statement, the Prospectus included in such Registration Statement (as then in effect) or any Issuer Free Writing Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein (in the case of such Prospectus, any preliminary Prospectus or any Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, when any Issuer Free Writing Prospectus includes information that may conflict with the information contained in the Registration Statement, or, if for any other reason it shall be necessary during such time period to amend or supplement such Registration Statement, Prospectus or Issuer Free Writing Prospectus in order to comply with the Securities Act and, in either case as promptly as reasonably practicable thereafter, prepare and file with the SEC, and furnish without charge to the Participating Holders and the managing underwriter or underwriters, if any, an amendment or supplement to such Registration Statement, Prospectus or Issuer Free Writing Prospectus which shall correct such misstatement or omission or effect such compliance;

(vi)    use its reasonable best efforts to prevent, or obtain the withdrawal of, any stop order or other order suspending the use of any preliminary or final Prospectus or any Issuer Free Writing Prospectus;

(vii)    promptly incorporate in a Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment to the applicable Registration Statement such information as the managing underwriter or underwriters and the Holders of a majority of the Registrable Securities included in the applicable Registration Statement agree should be included therein relating to the plan of distribution with respect to such Registrable Securities, and make all required filings of such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement, Issuer Free Writing Prospectus or post-effective amendment;

(viii)    furnish to each Participating Holder and each underwriter, if any, without charge, as many conformed copies as such Participating Holder or underwriter may reasonably request of the applicable Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

(ix)    deliver to each Participating Holder and each underwriter, if any, without charge, as many copies of the applicable Prospectus (including each preliminary Prospectus), any Issuer Free Writing Prospectus and any amendment or supplement thereto as such Participating Holder or underwriter may reasonably request (it being understood that the Company consents to the use of such Prospectus, any Issuer Free Writing Prospectus and any amendment or supplement thereto by such Participating Holder and the underwriters, if any, in connection with the offering and sale of the Registrable Securities thereby) and such other documents as such

Participating Holder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities by such Participating Holder or underwriter;

(x)    on or prior to the date on which the applicable Registration Statement is declared effective, use its reasonable best efforts to register or qualify, and cooperate with the Participating Holders, the managing underwriter or underwriters, if any, and their respective counsel, in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or “Blue Sky” laws of each state and other jurisdiction of the United States as any Participating Holder or managing underwriter or underwriters, if any, or their respective counsel reasonably request in writing and do any and all other acts or things reasonably necessary or advisable to keep such registration or qualification in effect for such period as required by Section 3.02(b), whichever is applicable, provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject;

(xi)    cooperate with the Participating Holders and the managing underwriter or underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends, and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters;

(xii)    use its reasonable best efforts to cause the Registrable Securities covered by the applicable Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof or the underwriter or underwriters, if any, to consummate the disposition of such Registrable Securities;

(xiii)    not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities and provide the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company;

(xiv)    make such representations and warranties to the Participating Holders and the underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in secondary underwritten public offerings;

(xv)    enter into such customary agreements (including underwriting and indemnification agreements) and take all such other actions as the Holders of a majority of the then outstanding Registrable Securities or the managing underwriter or underwriters, if any, reasonably request in order to expedite or facilitate the registration and disposition of such Registrable Securities;

(xvi)    obtain for delivery to the Participating Holders and to the underwriter or underwriters, if any, an opinion or opinions from counsel for the Company dated the effective date of the Registration Statement or, in the event of an Underwritten Offering, the date of the closing under the underwriting agreement, in customary form, scope and substance, which opinions shall be reasonably satisfactory to such Participating Holders or underwriters, as the case may be, and their respective counsel;

(xvii)    in the case of an Underwritten Offering, obtain for delivery to the Company and the managing underwriter or underwriters, with copies to the Participating Holders, a cold comfort letter from the Company’s independent certified public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the managing underwriter or underwriters reasonably request, dated the date of execution of the underwriting agreement and brought down to the closing under the underwriting agreement;

(xviii)    cooperate with each Participating Holder and each underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the FINRA;

(xix)    use its reasonable best efforts to comply with all applicable securities laws and make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act and the rules and regulations promulgated thereunder;

(xx)    provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement from and after a date not later than the effective date of such Registration Statement;

(xxi)    use its reasonable best efforts to cause all Registrable Securities covered by the applicable Registration Statement to be listed on each securities exchange on which any of the Company Shares are then listed or quoted and on each inter-dealer quotation system on which any of the Company Shares are then quoted;

(xxii)    make available upon reasonable notice at reasonable times and for reasonable periods for inspection by any Participating Holder, by any underwriter participating in any disposition to be effected pursuant to such Registration Statement and by any attorney, accountant or other agent retained by such Participating Holder(s) or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees and the independent public accountants who have certified its financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by any such Person in connection with such Registration Statement as shall be necessary to enable them to exercise their due diligence responsibility; provided, that, any such Person gaining access to information regarding the Company pursuant to this Section 3.05(a)(xxii) shall agree to hold in strict confidence and shall not make any disclosure or use any information regarding the Company that the Company determines in good faith to be confidential, and of which determination such Person is notified, unless (w) the release of such information is requested or required by law or by deposition, interrogatory, requests for information or documents by a governmental entity, subpoena or similar process, (x) such information is or becomes publicly known other than through a breach of this or any other agreement of which such Person has actual knowledge, (y) such information is or becomes available to such Person on a non-confidential basis from a source other than the Company or (z) such information is independently developed by such Person; and (xxiii)in the case of an Underwritten Offering, cause the senior executive officers of the Company to participate in the customary “road show” presentations that may be reasonably requested by the managing underwriter or underwriters in any such Underwritten Offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto.

(b)    The Company may require each Participating Holder to furnish to the Company such information regarding the distribution of such securities and such other information relating to such Participating Holder and its ownership of Registrable Securities as the Company may from time to time reasonably request in writing. Each Participating Holder agrees to furnish such information to the Company and to cooperate with the Company, in each case as reasonably necessary to enable the Company to comply with the provisions of this Agreement.

(c)    Each Participating Holder agrees that, upon delivery of any notice by the Company of the happening of any event of the kind described in Section 3.05(a)(iv)(C), (D), or (E) or Section 3.05(a)(v), such Participating Holder will forthwith discontinue disposition of Registrable Securities pursuant to such Registration Statement until (i) such Participating Holder’s receipt of the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 3.05(a)(v), (ii) such Participating Holder is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus, as the case may be, may be resumed, (iii) such Participating Holder is advised in writing by the Company of the termination, expiration or cessation of such order or suspension referenced in Section 3.05(a)(iv)(C) or (E) or (iv) such Participating Holder is advised in writing by the Company that the representations and warranties of the Company in such applicable underwriting agreement are true and correct in all material respects. If so directed by the Company, such Participating Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Participating Holder’s possession, of the Prospectus or any Issuer Free Writing Prospectus covering such Registrable Securities current at the time of delivery of such notice. In the event the Company shall give any such notice, the period during which the applicable Registration Statement is required to be maintained effective shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such Registration Statement either receives the copies of the supplemented or amended Prospectus or Issuer Free Writing Prospectus contemplated by Section 3.05(a)(v) or is advised in writing by the Company that the use of the Prospectus or Issuer Free Writing Prospectus may be resumed.

Section 3.06    Underwritten Offerings.

(a)    Demand and Shelf Registrations. If requested by the underwriters for any Underwritten Offering requested by Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then by a Participating Majority, the Company shall enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, the underwriters and Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Participating Majority, as applicable, and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including indemnities no less favorable to the recipient thereof than those provided in Section 3.09. Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Participating Majority, shall cooperate with the Company in the negotiation of such underwriting agreement and shall give consideration to the reasonable suggestions of the Company regarding the form thereof. The Participating Holders shall be parties to such underwriting agreement, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to or agreements with the Company or the underwriters in connection with such underwriting agreement other than representations, warranties or agreements regarding such Participating Holder, such Participating Holder’s title to the Registrable Securities, such Participating Holder’s authority to sell the Registrable Securities, such Participating Holder’s intended method of distribution, absence of liens with respect to the Registrable Securities of such Participating Holder, enforceability of the applicable underwriting agreement as against such Participating Holder, receipt of all consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities by such Participating Holder and any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder’s net proceeds from such Underwritten Offering.

(b)    Piggyback Registrations. If the Company proposes to register any of its securities under the Securities Act as contemplated by Section 3.03 and such securities are to be distributed in an Underwritten Offering through one or more underwriters, the Company shall, if requested by any Holder pursuant to Section 3.03 and subject to the provisions of Section 3.03(b) and (c), arrange for such underwriters to include on the same terms and conditions that apply to the other sellers in such Registration all the Registrable Securities to be offered and sold by such Holder among the securities of the Company to be distributed by such underwriters in such Registration. The Participating Holders shall be parties to the underwriting agreement between the Company and such underwriters, which underwriting agreement shall (i) contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such Participating Holders as are customarily made by issuers to selling stockholders in secondary underwritten public offerings and (ii) provide that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement also shall be conditions precedent to the obligations of such Participating Holders. Any such Participating Holder shall not be required to make any representations or warranties to, or agreements with the Company or the underwriters in connection with such underwriting agreement other than representations, warranties or agreements regarding such Participating Holder, such Participating Holder’s title to the Registrable Securities, such Participating Holder’s authority to sell the Registrable Securities, such Participating Holder’s intended method of distribution, absence of liens with respect to the Registrable Securities of such Participating Holder, enforceability of the applicable underwriting agreement as against such Participating Holder, receipt of all consents and approvals with respect to the entry into such underwriting agreement and the sale of such Registrable Securities by such Participating Holder or any other representations required to be made by such Participating Holder under applicable law, rule or regulation, and the aggregate amount of the liability of such Participating Holder in connection with such underwriting agreement shall not exceed such Participating Holder’s net proceeds from such Underwritten Offering.

(c)    Participation in Underwritten Registrations. Subject to the provisions of Section 3.06(a) and (b) above, no Person may participate in any Underwritten Offering hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Persons entitled to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

(d)    Price and Underwriting Discounts. In the case of an Underwritten Offering under Section 3.01 or Section 3.02, the price, underwriting discount and other financial terms for the Registrable Securities shall be determined by a Participating Majority.

Section 3.07    No Inconsistent Agreements; Additional Rights. The Company is not currently a party to, and shall not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders by this Agreement, including allowing any other holder or prospective holder of any securities of the Company (a) registration rights in the nature or substantially in the nature of those set forth in Section 3.01, Section 3.02 or Section 3.03 that would have priority over the Registrable Securities with respect to the inclusion of such securities in any Registration (except to the extent such registration rights are solely related to registrations of the type contemplated by Section 3.03(a)(ii) through (iv)) or (b) demand registration rights in the nature or substantially in the nature of those set forth in Section 3.01 or Section 3.02 that are exercisable prior to such time as Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Participating Majority, can first exercise its rights under Section 3.01 or Section 3.02, in each case without the prior written consent of Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then of the Majority Holders.

Section 3.08    Registration Expenses.

(a)    Subject to Section 3.08(b), all expenses incident to the Company’s performance of or compliance with this Agreement shall be paid by the Company, including (i) all registration and filing fees, and any other fees and expenses associated with filings required to be made with the SEC, FINRA and if applicable, the fees and expenses of any “qualified independent underwriter,” as such term is defined in Rule 5121 of FINRA. (or any successor provision), and of its counsel, (ii) all fees and expenses in connection with compliance with any securities or “Blue Sky” laws (including fees and disbursements of counsel for the underwriters in connection with “Blue Sky” qualifications of the Registrable Securities), (iii) all printing, duplicating, word processing, messenger, telephone, facsimile and delivery expenses (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company and of printing Prospectuses and Issuer Free Writing Prospectuses), (iv) all fees and disbursements of counsel for the Company and of all independent certified public accountants of the Company (including the expenses of any special audit and cold comfort letters required by or incident to such performance), (v) Securities Act liability insurance or similar insurance if the Company so desires or the underwriters so require in accordance with then-customary underwriting practice, (vi) all fees and expenses incurred in connection with the listing of Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system,

(vii) all applicable rating agency fees with respect to the Registrable Securities, (viii) all reasonable fees and disbursements of one legal counsel and one accounting firm as selected by the holders of a majority of the Registrable Securities included in such Registration, (ix) all fees and expenses of any special experts or other Persons retained by the Company in connection with any Registration, (x) all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), (xi) all expenses related to the “road-show” for any Underwritten Offering, including all travel, meals and lodging and (xii) any other fees and disbursements customarily paid by the issuers of securities. All such expenses are referred to herein as “Registration Expenses.” Notwithstanding the foregoing, in no event will underwriting discounts, commissions, fees and related expenses constitute Registration Expenses.

(b)    Subject to Section 3.08(c), upon a withdraw by a Demand Party of its Registrable Securities from a Demand Registration at any time prior to the effectiveness of the applicable Demand Registration Statement pursuant to Section 3.01(b), such Demand Party shall reimburse the Company for all reasonable out-of-pocket Registration Expenses.

(c)    A Demand Party shall not be required to reimburse the Company for its expenses incurred in connection with an attempted Demand Registration pursuant to Section 3.08(b) (and the attempted Demand Registration shall not count as a Demand Registration for purposes of Section 3.11) if:

(i)    the Demand Party determines in its good faith judgment to withdraw its request for such registration due to a material adverse change in the Company (other than as a result of any action by the Demand Party);

(ii)    such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason (other than as a result of any act by the Demand Party) and the Company fails to have such stop order, injunction or other order or requirement removed, withdrawn or resolved to the Demand Party’s reasonable satisfaction;

(iii)    the Demand Party requests that the Company withdraw the registration at any time during a period in which a Demand Suspension or Shelf Suspension is in effect or within ten days after the termination of a period in which a Demand Suspension or Shelf Suspension is in effect; or

(iv)    the conditions to closing specified in the underwriting agreement entered into in connection with such registration are not satisfied (other than as a result of a default or breach thereunder by the Demand Party).

Section 3.09    Indemnification.

(a)    Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, each of the Holders, each of their respective direct or indirect partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners, members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons, each of their respective Representatives and, with respect to any Holder who is a natural person, the Family Members of such natural person, entities formed for estate or family planning purposes and/or one or more trusts for the sole benefit of the natural person and/or the Family Members of such natural Person, from and against any and all losses, penalties, judgments, suits, costs, claims, damages, liabilities and expenses, joint or several (including reasonable costs of investigation and legal expenses) (each, a “Loss” and collectively, “Losses”) arising out of or based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Securities were Registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein), any Issuer Free Writing Prospectus or amendment or supplement thereto, or any other disclosure document produced by or on behalf of the Company or any of its Subsidiaries including reports and other documents filed under the Exchange Act, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, (iii) any violation or alleged violation by the Company of any federal, state or common law rule or regulation applicable to the Company or any of its Subsidiaries in connection with any such registration, qualification, compliance or sale of Registrable Securities, (iv) any failure to register or qualify Registrable Securities in any state where the Company or its agents have affirmatively undertaken or agreed in writing that the Company (the undertaking of any underwriter being attributed to the Company) will undertake such registration or qualification on behalf of the Holders of such Registrable Securities (provided, that, in such instance the Company shall not be so liable if it has undertaken its reasonable best efforts to so register or qualify such Registrable Securities) or (v) any actions or inactions or proceedings in respect of the foregoing whether or not such indemnified party is a party thereto, and the Company will reimburse, as incurred, each such Holder and each of their respective direct or indirect partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and controlling Persons, each of their respective Representatives and, with respect to any Holder who is a natural person, the Family Members of such natural person, entities formed for estate or family planning purposes and/or one or more trusts for the sole benefit of such natural person and/or the Family Members of such natural Person, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action; provided, that, the Company shall not be liable to any particular indemnified party to the extent that any such Loss arises out of or is based upon (A) an untrue statement or alleged untrue statement or omission or alleged omission made in any such Registration Statement or other document in reliance upon and in conformity with written information furnished to the Company by such indemnified party expressly for use in the preparation thereof or (B) an untrue statement or omission in a preliminary Prospectus relating to Registrable Securities, if a Prospectus (as then amended or supplemented) that would have cured the defect was furnished to the indemnified party from whom the Person asserting the claim giving rise to such Loss purchased Registrable Securities at least five (5) days prior to the written confirmation of the sale of the Registrable Securities to such Person and a copy of such Prospectus (as amended and supplemented) was not sent or given by or on behalf of such indemnified party to such Person at or prior to the written confirmation of the sale of the Registrable Securities to such Person. This indemnity shall be in addition to any liability the Company may otherwise have. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any indemnified party and shall survive the transfer of such securities by such Holder. The Company shall also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided above with respect to the indemnification of the indemnified parties.

(b)    Indemnification by the Participating Holders. Each Participating Holder agrees (severally and not jointly) to indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act or the Exchange Act), and each other Holder, each of such other Holder’s respective direct or indirect partners, members or shareholders and each of such partner’s, member’s or shareholder’s partners, members or shareholders and, with respect to all of the foregoing Persons, each of their respective Affiliates, employees, directors, officers, trustees or agents and each Person who controls (within the meaning of the Securities Act or the Exchange Act) such Persons, each of their respective Representatives and, with respect to any Participating Holder who is a natural person, the Family Members of such natural person, entities formed for estate or family planning purposes and/or one or more trusts for the sole benefit of such natural person and/or the Family Members of such natural Person, from and against any Losses resulting from (i) any untrue statement of a material fact in any Registration Statement under which such Registrable Securities of such Participating Holder were Registered under the Securities Act (including any final, preliminary or summary Prospectus contained therein or any amendment or supplement thereto or any documents incorporated by reference therein) or any Issuer Free Writing Prospectus or amendment or supplement thereto, or (ii) any omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, preliminary Prospectus or Issuer Free Writing Prospectus, in light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is contained in any information furnished in writing by such Participating Holder to the Company specifically for inclusion in such Registration Statement, Prospectus, offering circular, Issuer Free Writing Prospectus or other document and has not been corrected in a subsequent writing prior to or concurrently with the sale of the Registrable Securities to the Person asserting the claim. In no event shall the liability of such Participating Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Participating Holder under the sale of Registrable Securities giving rise to such indemnification obligation.

(c)    Conduct of Indemnification Proceedings. Any Person entitled to indemnification under this Section 3.09 shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that, any delay or failure to so notify the indemnifying party shall relieve the indemnifying party of its obligations hereunder only to the extent, if at all, that it is actually and materially prejudiced by reason of such delay or failure) and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, that, any Person entitled to indemnification hereunder shall have the right to select and employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such Person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim within a reasonable time after delivery of notice of such claim from the Person entitled to indemnification hereunder and employ counsel reasonably satisfactory to such Person, (C) the indemnified party has reasonably concluded (based upon advice of its counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, or (D) in the reasonable judgment of any such Person (based upon advice of its counsel) a conflict of interest may exist between such Person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such Person). If the indemnifying party assumes the defense, the indemnifying party shall not have the right to settle such action, consent to entry of any judgment or enter into any settlement, in each case without the prior written consent of the indemnified party, unless the entry of such judgment or settlement (i) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of an unconditional release from all liability in respect to such claim or litigation and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of such indemnified party, and provided, that, any sums payable in connection with such settlement are paid in full by the indemnifying party. If such defense is not assumed by the indemnifying party, the indemnifying party will not be subject to any liability for any settlement made without its prior written consent, but such consent may not be unreasonably withheld. It is understood that the indemnifying party or parties shall not, except as specifically set forth in this Section 3.09(c), in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements or other charges of more than one separate firm admitted to practice in such jurisdiction at any one time unless (x) the employment of more than one counsel has been authorized in writing by the indemnifying party or parties, (y) an indemnified party has reasonably concluded (based on the advice of counsel) that there may be legal defenses available to it that are different from or in addition to those available to the other indemnified parties, or (z) a conflict or potential conflict exists or may exist (based upon advice of counsel to an indemnified party) between such indemnified party and the other indemnified parties, in each of which cases the indemnifying party shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

(d)    Contribution. If for any reason the indemnification provided for in paragraphs (a) and (b) of this Section 3.09 is unavailable to an indemnified party or insufficient in respect of any Losses referred to therein, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party or parties on the other hand in connection with the acts, statements or omissions that resulted in such losses, as well as any other relevant equitable considerations. In connection with any Registration Statement filed with the SEC by the Company, the relative fault of the indemnifying party on the one hand and the indemnified party on the other hand shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if contribution pursuant to this Section 3.09(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 3.09(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The amount paid or payable by an indemnified party as a result of the Losses referred to in Section 3.09(a) and Section 3.09(b) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 3.09(d), in connection with any Registration Statement filed by the Company, a Participating Holder shall not be required to contribute any amount in excess of the dollar amount of the net proceeds received by such Holder under the sale of Registrable Securities giving rise to such contribution obligation less any amount paid by such Holders pursuant to Section 3.09(b). If indemnification is available under this Section 3.09, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 3.09(a) and Section 3.09(b) hereof without regard to the provisions of this Section 3.09(d).

(e)    No Exclusivity. The remedies provided for in this Section 3.09 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

(f)    Survival. The indemnities provided in this Section 3.09 shall survive the transfer of any Registrable Securities by such Holder.

Section 3.10    Rules 144 and 144A and Regulation S. The Company covenants that it will file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of any Holder, make publicly available such necessary information for so long as necessary to permit sales pursuant to Rules 144, 144A or Regulation S under the Securities Act), and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without Registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144, 144A or Regulation S under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements and, if not, the specifics thereof.

Section 3.11    Limitation on Registrations and Underwritten Offerings. Notwithstanding the rights and obligations set forth in Section 3.01 and Section 3.02, in no event shall the Company be obligated to take any action to (i) effect more than one Marketed Underwritten Offering in any consecutive 180-day period; (ii) effect any Underwritten Offering unless Holders propose to sell Registrable Securities in such Underwritten Offering having a reasonably anticipated gross aggregate price (before deduction of underwriter commissions and offering expenses) of at least $40,000,000 or 100% of the Registrable Securities then held by such Holders (if the value of such Registrable Securities is reasonably anticipated to have a net aggregate price of less than $40,000,000); (iii) effect more than four (4) Demand Registrations; or (iv) effect more than one (1) Demand Registration in any 180-day period.

Section 3.12    Clear Market. With respect to any Underwritten Offerings of Registrable Securities by Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then by a Participating

Majority, the Company agrees not to effect (other than pursuant to the Registration applicable to such Underwritten Offering or pursuant to a Special Registration, or with the consent of Investor Holdco or the Participating Majority, as applicable) any public sale or distribution, or to file any Registration Statement (other than pursuant to the Registration applicable to such Underwritten Offering or pursuant to a Special Registration) covering any of its equity securities or any securities convertible into or exchangeable or exercisable for such securities, during the period not to exceed ten (10) days prior and sixty (60) days following the effective date of such offering or such longer period up to ninety (90) days as may be requested by the managing underwriter for such Underwritten Offering. “Special Registration” means the registration of (A) equity securities and/or options or other rights in respect thereof solely registered on Form S-4 or Form S-8 (or successor form) or (B) shares of equity securities and/or options or other rights in respect thereof to be offered to directors, employees, consultants, customers, lenders or vendors of the Company or its Subsidiaries or in connection with dividend reinvestment plans.

Section 3.13    In-Kind Distributions. If any Holder seeks to effectuate an in-kind distribution of all or part of its Company Shares to its direct or indirect equityholders, the Company will reasonably cooperate with and assist such Holder, such equityholders and the Company’s transfer agent to facilitate such in-kind distribution in the manner reasonably requested by such Holder (including the delivery of instruction letters by the Company or its counsel to the Company’s transfer agent, the delivery of customary legal opinions by counsel to the Company and the delivery of Company Shares without restrictive legends, to the extent no longer applicable).

ARTICLE IV

MISCELLANEOUS

Section 4.01    Term. Article III of this Agreement (other than the provisions of Section 3.09, Section 3.10 and Section 3.13) shall terminate with respect to any Holder (a) with the prior written consent of Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Majority Holders, in connection with the consummation of a Change of Control, (b) for those Holders that beneficially own less than five percent (5%) of the Company’s outstanding Company Shares, if all of the Registrable Securities then owned by such Holder could be sold in any ninety (90)-day period pursuant to Rule 144 (assuming for this purpose that such Holder is an Affiliate of the Company), or (c) as to any Holder, if all of the Registrable Securities held by such Holder have been sold in a Registration pursuant to the Securities Act or pursuant to an exemption therefrom. Upon the written request of the Company, each Holder agrees to promptly deliver a certificate to the Company setting forth the number of Registrable Securities then beneficially owned by such Holder.

Section 4.02    Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damage that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.

Section 4.03    Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall, to the extent permitted by applicable law, be entitled to recover reasonable attorneys’ fees in addition to any other available remedy.

Section 4.04    Notices. Unless otherwise specified herein, all notices, consents, approvals, reports, designations, requests, waivers, elections and other communications authorized or required to be given pursuant to this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered,

(b) when transmitted via facsimile to the number set out below or on a Holder’s signature page hereto, as applicable, if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service, (d) when transmitted via email (including via attached pdf document) to the email address set out below or on a Holder’s signature page hereto, as applicable, as applicable, if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid) or (e) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties as applicable, at the address, facsimile number or email address set forth on a Holder’s signature page hereto, as applicable (or such other address, facsimile number or email address as such Holder may specify by notice to the Company in accordance with this Section 4.04), and the Company at the following address:

Keane Group, Inc.
1800 Post Oak Boulevard, Suite 450
Houston, TX 77056
Attention: General Counsel

with copies (which shall not constitute notice) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attention:	Stuart D. Freedman, Esq.
Antonio L. Diaz-Albertini, Esq.
F. Xavier Kowalski, Esq.

Section 4.05    Publicity and Confidentiality. Each of the parties hereto shall keep confidential this Agreement and the transactions contemplated hereby, and any nonpublic information received pursuant hereto, and shall not disclose, issue any press release or otherwise make any public statement relating hereto or thereto without the prior written consent of the Company and Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Majority Holders, unless so required by applicable law or any governmental authority; provided that no such written consent shall be required (and each party shall be free to release such information) for disclosures (a) to each party’s partners, members, advisors, employees, agents, accountants, trustees, attorneys, Affiliates and investment vehicles managed or advised by such party or the partners, members, advisors, employees, agents, accountants, trustees or attorneys of such Affiliates or managed or advised investment vehicles, in each case so long as such Persons agree to keep such information confidential or (b) to the extent required by law, rule or regulation.

Section 4.06    Amendment. The terms and provisions of this Agreement may only be amended, modified or waived at any time and from time to time by a writing executed by the Company and Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, the Majority Holders; provided, that, any amendment, modification or waiver that would affect the rights, benefits or obligations of any Holder shall require the written consent of such Holder only if any of the following is applicable: (i) such amendment, modification or waiver would materially and adversely affect such rights, benefits or obligations of such Holder and (ii) such amendment, modification or waiver would affect such Holder in a materially worse manner than the manner in which such amendment or waiver affects the other Holders.

Section 4.07    Successors, Assigns and Transferees.

(a)    Subject to Section 2.02, the rights and obligations of each party hereto may not be assigned, in whole or in part, without the written consent of (i) the Company and (ii) Investor Holdco, or, if Investor Holdco is no longer a Holder of Registrable Securities, then the Majority Holders; provided, that, notwithstanding the foregoing, the rights and obligations of Investor Holdco set forth herein may be assigned, in whole or in part, by Investor Holdco, to any transferee of Registrable Securities held by Investor Holdco (including the members of

Investor Holdco and their Affiliates) and to any Affiliate of a member of Investor Holdco that otherwise acquires Company Shares or Company Share Equivalents in accordance with this Agreement, including in accordance with Section 2.02) (each Person to whom the rights and obligations are assigned in compliance with this Section 4.07 is a “Permitted Assignee” and all such Persons, collectively, are “Permitted Assignees”); provided further, that such transferee shall only be admitted as a party hereunder upon its, his or her execution and delivery of a joinder agreement, in form and substance reasonably acceptable to the Company, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the Company reasonably determines are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement, with the same rights, benefits and obligations hereunder as the transferring Holder with respect to the transferred Registrable Securities (except that if the transferee was a Holder prior to such transfer, such transferee shall have the same rights, benefits and obligations with respect to the such transferred Registrable Securities as were applicable to Registrable Securities held by such transferee prior to such transfer). Nothing herein shall operate to permit a transfer of Registrable Securities otherwise restricted by the Limited Liability Company Agreement of Investor Holdco, as amended from time to time, or any other agreement to which any Holder may be a party.

(b)    If the Company is a party to any merger, amalgamation, consolidation, exchange or other similar transaction (a “Conversion Event”) pursuant to which Registrable Securities are converted into or exchanged for securities or the right to receive Equity Securities of any other Person (“Conversion Securities”), the issuer of such Conversion Securities (a “Conversion Security Issuer”) shall assume (in a writing delivered to the Company and the Investor Holders), with respect to such Conversion Securities, all rights and obligations of the Company hereunder (which assumption shall not relieve the Company of its obligations hereunder to the extent that any Registrable Securities issued by the Company continue to be outstanding and held by a Holder following a Conversion Event) and this Agreement shall apply with respect to such Conversion Securities, mutatis mutandis. The Company will not effect any Conversion Event unless the issuer of the Conversion Securities complies with this Section 4.07(b).

Section 4.08    Binding Effect. Except as otherwise provided in this Agreement, the terms and provisions of this Agreement shall be binding on and inure to the benefit of each of the parties hereto and their respective successors.

Section 4.09    Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any Person not a party hereto (other than those Persons entitled to indemnity or contribution under Section 3.09, each of whom shall be a third party beneficiary thereof) any right, remedy or claim under or by virtue of this Agreement.

Section 4.10    Governing Law; Jurisdiction. THE LAWS OF THE STATE OF DELAWARE, WITHOUT REFERENCE TO CONFLICT OF LAWS PRINCIPLES, SHALL GOVERN THE VALIDITY, CONSTRUCTION AND INTERPRETATION OF THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY AGREES THAT ANY LEGAL ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY AGREEMENTS OR TRANSACTIONS CONTEMPLATED HEREBY MAY BE BROUGHT EXCLUSIVELY IN THE CHANCERY COURT OF THE STATE OF DELAWARE AND HEREBY EXPRESSLY SUBMITS TO THE PERSONAL JURISDICTION AND VENUE OF SUCH COURT FOR THE PURPOSES THEREOF AND EXPRESSLY WAIVES ANY CLAIM OF IMPROPER VENUE AND ANY CLAIM THAT SUCH COURTS ARE AN INCONVENIENT FORUM. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO THE ADDRESS PROVIDED TO THE COMPANY IN ACCORDANCE WITH SECTION 4.04, SUCH SERVICE TO BECOME EFFECTIVE TEN DAYS AFTER SUCH MAILING.

Section 4.11    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY

JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.11.

Section 4.12    Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 4.13    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

Section 4.14    Headings. The heading references herein and in the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 4.15    Joinder. Any Person that holds Company Shares may, with the prior written consent of the holders of a majority of the outstanding Registrable Securities, be admitted as a party to this Agreement upon its execution and delivery of a joinder agreement, in form and substance acceptable to the holders of a majority of the outstanding Registrable Securities, agreeing to be bound by the terms and conditions of this Agreement as if such Person were a party hereto (together with any other documents the Company reasonably determines are necessary to make such Person a party hereto), whereupon such Person will be treated as a Holder for all purposes of this Agreement.

Section 4.16    Other Activities. Notwithstanding anything in this Agreement to the contrary, none of the provisions of this Agreement shall in any way limit a Holder or any of its Affiliates from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of their business.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

KEANE GROUP, INC.

By:
Name:
Title:

KEANE INVESTOR HOLDINGS LLC

By:
Name:	Scott Wille
Title:	Authorized Person

Exhibit B

Form of Certificate of Incorporation of Surviving Corporation

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

C&J ENERGY SERVICES, INC.

1.    Name. The name of the corporation is C&J Energy Services, Inc. (the “Corporation”).

2.    Address; Registered Office and Agent. The address of the Corporation’s registered office is 251 Little Falls Drive, Wilmington, Delaware 19808 (New Castle County). The name of the registered agent of the Corporation at that address is Corporation Service Company.

3.    Purposes. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

4.    Number of Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is one (1) share of common stock, par value $0.01 per share (the “Common Stock”).

5.    Voting Powers. Each holder of Common Stock, as such, shall be entitled to one vote in person or by proxy for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

6.    Election of Directors. Unless and except to the extent that the By-laws of the Corporation (the “By-laws”) shall so require, the election of directors of the Corporation need not be by written ballot.

7.    Limitation of Liability; Indemnification. The Corporation hereby eliminates, to the fullest extent permitted by law (as contemplated by Section 102(b)(7) of the DGCL), the personal liability of any person who serves as a director of the Corporation to the Corporation and/or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. If it is determined that the laws of the State of Delaware do not apply, the liability of a director of the Corporation to the Corporation or its stockholders for monetary damages shall be eliminated to the fullest extent permissible under applicable law. Any repeal of modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

8.    Certificate Amendments. The Corporation reserves the right at any time, and from time to time, to amend or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation (this “Certificate of Incorporation”), and add other provisions authorized by the laws of the State of Delaware at the time in force, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation (as amended) are granted subject to the rights reserved in this Article 8.

Exhibit C

Form of LLC Sub Merger Agreement

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of      is by and between C&J Energy Services, Inc., a Delaware corporation (the “Crown”), and King Merger Sub II LLC, a Delaware limited liability company (“LLC Sub,” and together with Crown, the “Parties”) and a wholly owned subsidiary of Keane Group, Inc., a Delaware corporation (“King”).

RECITALS

WHEREAS, LLC Sub is an entity disregarded as separate from King for U.S. federal income tax purposes;

WHEREAS, King, Crown, and King Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of King (“Merger Sub”), entered into an Agreement and Plan of Merger dated as of June 16, 2019 (the “Merger Agreement”);

WHEREAS, pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), Merger Sub was merged with and into Crown (the “First Merger”), with Crown as the surviving corporation (the “Surviving Corporation”);

WHEREAS, the Merger Agreement provides that immediately following the First Merger, as part of a single integrated plan of reorganization with the First Merger, the Surviving Corporation shall be merged with and into LLC Sub, with LLC Sub continuing as the surviving entity following such merger (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, it is intended that, for U.S. federal income tax purposes, the Mergers, taken together, shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Merger Agreement is intended to be a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, it is proposed that LLC Sub and the Surviving Corporation enter into this Agreement to effectuate the Second Merger;

WHEREAS, the sole member of LLC Sub has approved this Agreement and the transactions contemplated hereby, including the Second Merger; and

WHEREAS, the Board of Directors of Crown has (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Second Merger, (b) resolved to submit this Agreement to the stockholders of Crown for adoption, and (c) recommended that the stockholders of Crown approve the adoption of this Agreement and the transactions contemplated hereby, including the Second Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE SECOND MERGER

1.1    Second Merger. At the Second Merger Effective Time (as defined below), upon the terms and subject to the conditions hereof and in accordance with the General Corporation Law of the State of Delaware (the

“DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), the Surviving Corporation shall be merged with and into LLC Sub, whereupon the separate existence of the Surviving Corporation shall cease and LLC Sub shall continue its existence as a limited liability company under the laws of the State of Delaware (the “Surviving Entity”).

1.2    Effective Time of the Second Merger. LLC Sub shall execute and file a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the requirements of the DGCL and the DLLCA, and make any other filings or recordings as may be required by Delaware law in connection with the Second Merger. Subject to the provisions of this Agreement and the Merger Agreement, the Second Merger will become effective immediately upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later date and time as may be specified in the Certificate of Merger (the “Second Merger Effective Time”).

1.3    Effects of the Second Merger. At and after the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA.

1.4    Cancellation of Surviving Corporation Common Stock. At the Second Merger Effective Time, by virtue of the Second Merger and without any actions of the Parties or otherwise, each share of the common stock, par value $0.0001 per share, of the Surviving Corporation (the “Common Stock”) issued and outstanding immediately prior to the Second Merger Effective Time, shall automatically be canceled and extinguished without any conversion thereof, and no payment shall be made with respect thereto.

1.5    Surviving Entity Membership Interests. The limited liability company interests in LLC Sub shall not be affected, altered or modified in any respect by reason of the Second Merger, and shall remain as they were immediately prior to the Second Merger Effective Time.

ARTICLE II

THE SURVIVING ENTITY

2.1    Certificate of Formation. At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the certificate of formation of LLC Sub (the “Certificate of Formation”), as in effect immediately prior to the Second Merger Effective Time, shall continue to be the Certificate of Formation of the Surviving Entity until altered, amended or repealed in accordance with applicable law.

2.2    Limited Liability Company Agreement. At the Second Merger Effective Time and without any further action on the part of the Parties or otherwise, the Limited Liability Company Agreement of LLC Sub, as in effect immediately prior to the Second Merger Effective Time, shall continue to be the Limited Liability Company Agreement of the Surviving Entity until altered, amended or repealed in accordance with the provisions thereof or applicable law.

2.3    Intended Tax Treatment. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Merger Agreement is intended to be a plan of reorganization for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

ARTICLE III

CONDITION

3.1    Condition to Each Party’s Obligations to Effect the Second Merger. The respective obligation of each Party to effect the Second Merger shall be subject to the requisite approval and adoption of this Agreement and the Second Merger by the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon and the sole member of LLC Sub in accordance with the DGCL and the DLLCA, respectively.

ARTICLE IV

MISCELLANEOUS

4.1    Captions and Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Agreement. This Agreement may be executed in counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

4.2    Governing Law. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without regard to any conflicts of law principles.

4.3    Amendment. No provision of this Agreement may be amended, changed, or modified in any manner, orally or otherwise, except by an instrument in writing signed by the Parties.

4.4    Further Assurances. The Parties shall execute and deliver such further instruments of conveyance, transfer and assignment, including filing the necessary documents with the Secretary of State of the State of Delaware to complete the Second Merger and will take such other actions as either of them may reasonably request of the other to effectuate the purposes of this Agreement and to carry out the terms hereof.

4.5    Complete Agreement. This Agreement and the Merger Agreement contain the complete agreement among the Parties with respect to the Second Merger and supersedes all prior agreements and understandings with respect to the Second Merger.

4.6    Successors; Binding Effect; Third Parties. This Agreement shall be binding on the successors of the Surviving Corporation and LLC Sub. Nothing herein expressed or implied is intended or is to be construed to confer upon or give to any person, other than the Parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under, or by reason of, this Agreement.

4.7    Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

[SIGNATURES ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

C&J Energy Services, Inc.

By:
Name:
Title:

King Merger Sub II LLC

By:
Name:
Title:

ANNEX B—OPINION OF C&J’S FINANCIAL ADVISOR

June 16, 2019

Board of Directors

C&J Energy Services, Inc.

3990 Rogerdale Road

Houston, TX 77042

Members of the Board:

We understand that C&J Energy Services, Inc. (the “Company”), Keane Group, Inc. (the “Parent”) and King Merger Sub Corp., a wholly owned subsidiary of the Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 16, 2019 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Parent, and each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), excluding shares held by the Company (other than any shares owned by a Crown Benefit Plan (as defined in the Merger Agreement) or held on behalf of third parties) (the “Excluded Shares”), will be converted into the right to receive 1.6149 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Parent (the “Parent Common Stock”), subject to adjustment in certain circumstances set forth in the Merger Agreement. Immediately following the effectiveness of the Merger, the Company will be merged with and into King Merger Sub II LLC, a wholly owned subsidiary of the Parent (“LLC Merger Sub”), with LLC Merger Sub continuing as the surviving entity. The Agreement contemplates that, prior to the effective time of the Merger, the Company will pay a dividend of $1.00 per share of Company Common Stock to holders of record of Company Common Stock as of the record date for such dividend (the “Pre-Closing Dividend). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether, taking into account the Pre-Closing Dividend, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than holders of the Excluded Shares).

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Parent, respectively;

3)	Reviewed certain financial and operating projections prepared by the managements of the Company and the Parent, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the managements of the Company and the Parent, respectively;

5)

Discussed the past and current operations and financial condition and the prospects of the Company, including information prepared by management of the Company relating to certain strategic, financial and operational benefits anticipated from the Merger with management of the Company;

6)

Discussed the past and current operations and financial condition and the prospects of the Parent, including information prepared by management of the Parent relating to certain strategic, financial and operational benefits anticipated from the Merger with management of the Parent;

7)	Reviewed the pro forma impact of the Merger on the Company’s cash flow, consolidated capitalization and certain financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Stock;

9)

Compared the financial performance of the Company and the Parent and the prices and trading activity of the Company Common Stock and the Parent Common Stock with that of certain other publicly-traded companies comparable with the Company and the Parent, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company, the Parent and certain holders of Parent Common Stock and their respective financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Parent, and formed a substantial basis for this opinion. With respect to the financial and operating projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Parent of the future financial performance of the Company and the Parent. We express no view as to such projections or the assumptions on which they were based. In addition, we have assumed that the Pre-Closing Dividend will be paid and that Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Parent and the Company and their legal, regulatory and tax advisors with respect to legal, regulatory and tax matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any of the parties, other than the Parent, which expressed interest to Morgan Stanley in the possible combination with the Company or certain of its constituent businesses. Our opinion does not address the relative merits of the Merger as compared to any other alternative business or financial strategies or transaction or whether or not such alternatives could be achieved or are available, nor does it address the underlying business decision of the Company to enter into the Merger Agreement or proceed with the Merger.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the thirty months prior to the date hereof, we have provided financing services for the Parent and the Company and have received fees in connection with such services, including as a lender under the Parent’s term loan and credit facility and the Company’s credit facility. In the thirty months prior to the date hereof, we have provided financial advisory and financing services for Cerberus Capital Management, L.P. (“Cerberus”), which owns approximately 38% of the outstanding Parent Common Stock, and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Parent, the Company and Cerberus and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Parent, the Company, Cerberus or any of their affiliates or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Parent and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that, taking into account the Pre- Closing Dividend, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of the Company Common Stock (other than the holders of Excluded Shares).

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael Harris
Michael Harris
Managing Director

ANNEX C—OPINION OF KEANE’S FINANCIAL ADVISOR

June 16, 2019

The Board of Directors

Keane Group, Inc.

1800 Post Oak Boulevard

Houston, TX 77056

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Keane Group, Inc. (“King”) of the Exchange Ratio (defined below) set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among C&J Energy Services, Inc. (“Crown”), King and King Merger Sub Corp., a direct wholly-owned subsidiary of King (“King Sub”). As more fully described in the Merger Agreement, (i) King Sub will be merged with and into Crown (the “Merger”), with Crown as the surviving entity and subsidiary of King and (ii) each outstanding share of the common stock, par value $0.01 per share, of Crown (“Crown Common Stock”) will be converted into the right to receive 1.6149 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of King (“King Common Stock”). Crown has declared a dividend of $1.00 per share of Crown Common Stock to the holders of record of Crown Common Stock as of the record date for such dividend (the “Dividend”), subject to the Board of Directors of Crown determining that the surplus of Crown exceeds the amount of the aggregate Dividend, which Dividend is expected to be paid prior to the consummation of the Merger.

In arriving at our opinion, we reviewed a draft dated June 16, 2019 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of King and certain senior officers and other representatives and advisors of Crown concerning the businesses, operations and prospects of King and Crown. We reviewed certain publicly available and other business and financial information provided to or discussed with us by the managements of King and Crown, including certain financial forecasts and other information and data relating to King and Crown provided to or discussed with us by the management of King. We also reviewed certain information and data relating to the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of King to result from the Merger. We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices of King Common Stock and Crown Common Stock; the financial condition and certain historical and projected financial and operating data of King and Crown; and the capitalization and financial condition of King and Crown. We analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of King and Crown. We also reviewed certain potential pro forma financial effects of the Merger utilizing the financial forecasts and other information and data relating to King and Crown and the potential strategic implications and financial and operational benefits referred to above. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements and other representatives of King and Crown that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data that we have been directed to utilize in our analyses, we have been advised by the management of King and we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of King as to, and are a reasonable basis upon which to evaluate the future financial performance of King and Crown, the potential strategic implications and financial and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of King to result from, and other potential pro forma financial effects of, the Merger and the other matters covered thereby. We express no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us and we have assumed, with your consent, that the financial results, including with respect to the potential strategic implications and financial and operational benefits anticipated to result from the Merger, reflected in such financial forecasts and other information and data will be realized in the amounts and at the times projected.

We have relied, at your direction, upon the assessments of the managements of King and Crown, as the case may be, as to, among other things, (i) the potential impact on King and Crown of market, competitive, seasonal, cyclical and other trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the oil and gas and oilfield services industries, including assumptions of the managements of King and Crown as to, among other things, oil and gas supply and demand cycles, commodity pricing, demand for completion and production services and pricing for such services reflected in the financial forecasts and other information and data utilized in our analyses, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses or opinion, (ii) existing and future contracts and relationships, agreements and arrangements with, and the ability to attract, retain and/or replace, key employees, customers, suppliers, service providers and other commercial relationships of King and Crown, and (iii) the ability of King to integrate the operations of King and Crown. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on King, Crown or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of King, Crown or any other entity nor have we made any physical inspection of the properties or assets of King, Crown or any other entity. We have not evaluated the solvency or fair value of King, Crown or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to the potential impact on King, Crown or any other entity of any pending or potential litigation, claims or governmental, regulatory or other proceedings, orders, audits or investigations. We have assumed, with your consent, that the Merger will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Merger, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on King, Crown or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We also have assumed, with your consent, that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion, as set forth herein, relates to the relative values of King and Crown. We are not expressing any view or opinion as to the actual value of King Common Stock or any other securities when issued in connection with the Merger or the prices at which King Common Stock, Crown Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Merger. Representatives of King have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us and that the Dividend will be paid prior to the consummation of the Merger. We are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax consequences resulting from the Merger or otherwise or changes in, or the impact of, tax laws, regulations and governmental and legislative policies on King, Crown or the Merger (including the contemplated benefits thereof), and we have relied, with your consent, upon the assessments of representatives of King as to such matters. Our opinion does not address any terms (other than the Exchange Ratio to the extent expressly specified herein), aspects or implications of the Merger, including, without limitation, the form or structure of the Merger or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Merger or otherwise. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of King, nor were we requested to consider, and our opinion does not address, the underlying business decision of King to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for King or the effect of any other transaction in which King might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, and the industry in which King and Crown operate, have experienced and continue to experience volatility and we express no view or opinion as to any potential effects of such volatility on King or Crown (or their respective businesses) or the Merger (including the contemplated benefits thereof).

Citigroup Global Markets Inc. has acted as financial advisor to King in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. In addition, King has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to King and certain of its affiliates unrelated to the proposed Merger, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, (a) having acted as joint book-running manager under certain equity offerings of King and/or certain of its affiliates, (b) having acted as senior managing agent for certain debt offering of King and/or its affiliates, (c) having acted or acting as lender to King and/or certain of its affiliates and (d) having provided or providing services to King and/or certain of its affiliates, including markets and securities services, treasury and trade solution services, corporate portfolio management services and other corporate and institutional client group services. As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Crown and certain of its affiliates unrelated to the proposed Merger, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, (a) having acted as joint book-running manager under certain equity offering of Crown and/or certain of its affiliates and (b) having provided or providing services to Crown and/or certain of its affiliates, including markets and securities services, treasury and trade solution services, corporate portfolio management services and other corporate and institutional client group services. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of King and Crown for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to Cerberus Capital Management, L.P. (“Cerberus”) and certain of its affiliates and portfolio companies unrelated to the proposed Merger, for which services we and our affiliates have received and expect to receive compensation. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with King, Crown, Cerberus and their respective affiliates and portfolio companies.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of King (in its capacity as such) in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to King.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

ANNEX D—OPINION OF THE KEANE SPECIAL COMMITTEE’S FINANCIAL ADVISOR

June 16, 2019

The Special Committee of the Board of Directors

Keane Group, Inc.

1800 Post Oak Boulevard, Suite 450

Houston, Texas 77056

Dear Members of the Special Committee:

We understand that Keane Group, Inc., a Delaware corporation (“Keane”), King Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Keane (“Merger Sub”), and C&J Energy Services, Inc., a Delaware corporation (“C&J Energy”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Keane will combine with C&J Energy (the “Transaction”). Pursuant to the Agreement, Merger Sub will be merged with and into C&J Energy (such surviving corporation, the “Surviving Corporation”), and (i) each share of the common stock, par value $0.01 per share, of C&J Energy (“C&J Energy Common Stock”) issued and outstanding immediately prior to the Effective Time (as defined in the Agreement), other than shares of C&J Energy Common Stock that are Excluded Shares (as defined in the Agreement), will be converted into the right to receive 1.6149 (“Exchange Ratio”) shares of the common stock, par value $0.01 per share, of Keane (“Keane Common Stock”); and (ii) each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to Keane of the Exchange Ratio provided for in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated June 16, 2019, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to C&J Energy and Keane;

(iii)

Reviewed various financial forecasts and other data provided to us by C&J Energy and Keane relating to the business of C&J Energy, financial forecasts and other data provided to us by Keane relating to the business of Keane, and the projected synergies and other benefits, including the amount and timing thereof, anticipated by the managements of Keane and C&J Energy to be realized from the Transaction;

(iv)

Held discussions with members of the senior management of C&J Energy with respect to the business and prospects of C&J Energy, with members of the senior management of Keane with respect to the businesses and prospects of C&J Energy and Keane, and with members of the senior managements of Keane and C&J Energy with respect to the projected synergies and other benefits anticipated by the managements of Keane and C&J Energy to be realized from the Transaction;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of Keane and C&J Energy, respectively;

(vi)	Reviewed historical stock prices and trading volumes of C&J Energy Common Stock and Keane Common Stock;

(vii)

Reviewed the potential pro forma financial impact of the Transaction on Keane based on the financial forecasts referred to above provided by Keane relating to C&J Energy and Keane, and the financial forecasts referred to above provided by Keane and C&J Energy relating to the projected synergies and other benefits anticipated to result from the Transaction; and

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The Special Committee of the Board of Directors

Keane Group, Inc.

June 16, 2019

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of C&J Energy or Keane or concerning the solvency or fair value of C&J Energy or Keane, and we have not been furnished with any such valuation or appraisal. Management of Keane has advised us that it believes that the financial forecasts provided to us by Keane relating to the business of C&J Energy, which forecasts were based on assumptions consistent with those used by management of Keane with respect to the forecasts related to the business of Keane, reflect the best currently available estimates and judgments with respect to the future financial performance of C&J Energy. Accordingly, for purposes of our analyses in connection with this opinion, at your direction, we have utilized the forecasts prepared by management of Keane relating to the business of C&J Energy. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the managements of Keane and C&J Energy to be realized from the Transaction, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of C&J Energy and Keane, respectively, and such synergies and other benefits. In addition, we have assumed, with your consent, that such financial forecasts and projected synergies and other benefits will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based. We note that, in the absence of precedent transactions believed by us to be sufficiently comparable for purposes of evaluating the valuation of C&J Energy and Keane in connection with this opinion, we have not prepared comparable precedent transactions analyses.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Keane Common Stock or C&J Energy Common Stock may trade at any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Keane might engage or the merits of the underlying decision by Keane to engage in the Transaction.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Keane have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects relevant to our analyses. We also have assumed, with your consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Keane, C&J Energy or the Transaction. We have also assumed, with your consent, that C&J Energy will declare a dividend of $1.00 per share of C&J Energy Common Stock to holders of record of C&J Energy Common Stock, on or after the date of the Merger Agreement and prior to the Effective Time, with a record date prior to the Effective Time. We further have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Keane obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Exchange Ratio to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the

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The Special Committee of the Board of Directors

Keane Group, Inc.

June 16, 2019

Transaction, including the Support Agreement and Irrevocable Proxy by and between Keane Investor Holdings LLC, C&J Energy and Cerberus Capital Management, L.P. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Exchange Ratio or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Special Committee of the Board of Directors of Keane in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided and in the future may provide certain investment banking services to Keane or a committee of the Board of Directors of Keane, for which we have received compensation, including, in the past two years, having acted as financial advisor to a special committee of the Board of Directors of Keane in 2017. In addition, we in the past have provided, currently are providing and in the future may provide certain investment banking services to Cerberus Capital Management, L.P. (an affiliate of Keane) and certain of its affiliates, including, in the past two years, having acted as financial advisor to Remington Outdoor Company in connection with its 2018 restructuring under Chapter 11 of the United States Bankruptcy Code, having advised Cerberus Capital Management, L.P. with respect to matters related to a financing and investments in two other portfolio companies, having advised a portfolio company of Cerberus Capital Management, L.P. with respect to a potential M&A transaction, and advising Cerberus Capital Management, L.P. with respect to a possible M&A transaction. In addition, in the ordinary course, Lazard and our affiliates and employees may trade securities of Keane, C&J Energy and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Keane, C&J Energy and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Special Committee of the Board of Directors of Keane (in its capacity as such) and our opinion is rendered to the Special Committee of the Board of Directors of Keane in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to Keane.

Very truly yours, LAZARD FRÈRES & CO. LLC

By:	/s/ Douglas A. Fordyce
Douglas A. Fordyce
Managing Director

By:	/s/ Mark Renton
Mark Renton
Managing Director

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